

2012 ANNUAL REPORT

Rayonier

Value From The Ground Up™



Financial Highlights

Dollars in millions, except per share

	2012	2011
Sales & Earnings		
Sales	$1,571	$1,489
Operating income	411	356
Pro forma operating income[a]	411	363
Net income	279	276
Pro forma net income[a]	279	264
Financial Condition		
Total assets	3,123	2,569
Total debt	1,270	847
Cash Flow		
Cash provided by operating activities	446	432
Capital expenditures (excluding strategic capital)	158	145
Pro forma EBITDA[a]	560	499
Cash available for distribution[a]	304	287
Dividends	207	185
Weighted Average Common Shares Outstanding in millions	128.7	125.4
Per Share		
Net income	2.17	2.20
Pro forma net income	2.17	2.11
Dividend	1.68	1.52
Shareholders' equity	11.66	10.84
Performance Ratios		
Operating income to sales	26%	24%
Return on equity	20%	21%
Return on assets	10%	11%
Debt Ratios		
Debt to capital	47%	39%
Debt to market capital[b]	17%	13%

(a) These non-GAAP measures are defined and reconciled on Page 5.
(b) Based on a $51.83 and $44.63 per share closing price at December 31, 2012 and 2011, respectively.



"These accomplishments reflect the diverse strengths of our three core businesses, our continued focus on operational excellence and commitment to our long-term strategy."

-Paul G. Boynton, Chairman, President and CEO


$400
$300
$200
$100
$226
$205
$270
$363
$411
08
09
10
11
12

Pro Forma Operating Income
($ in millions)


$2.50
$2.00
$1.50
$1.00
$1.25
$1.00
$1.49
$2.11
$2.17
08
09
10
11
12

Pro Forma Earnings per Share


$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.33
$1.33
$1.36
$1.52
$1.68
08
09
10
11
12

Regular Dividend per Share

From the Chairman

Fellow Shareholders:

Rayonier had another outstanding year in 2012. Operating income was up 15% to $411 million. Operating cash flow of $446 million allowed us to increase our dividend by 10%, our third consecutive annual increase and our eighth in ten years.

At the same time, we made significant progress in the execution of our long-term strategy: growing and upgrading our land base, increasing the attractiveness and value of our higher-and-better-use (HBU) properties, and strengthening our position as the global leader in cellulose specialties. And the market rewarded our shareholders with a total annual return of over 20%.

We successfully completed a number of capital projects to bolster the reliability and efficiency of our operations in both manufacturing and land management, and leveraged upgrades from the credit rating agencies to further strengthen our balance sheet and lower borrowing costs. And I am delighted to report that we made substantial strides toward our vision of being the safest company in the forest products industry.

"Our 2012 results demonstrated the benefits of the increasing size and geographic diversity of our 2.7 million acre land base."

Forest Resources

Our 2012 results demonstrated the benefits of the increasing size and geographic diversity of our 2.7 million acre land base, as we capitalized on regional and local market opportunities and increased our southeast harvest volume by 12%, while deferring harvests in areas where prices remained below expectations. We also successfully integrated over 300,000 acres of high-quality southeast timberlands acquired in 2011, and purchased an additional 88,000 acres.

Comparison of 5 Year Cumulative Total Return*

Among Rayonier Inc., the S&P 500 Index, the FTSE NAREIT All Equity REITs Index and S&P 1500 Paper & Forest Product Index

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.



$250
$200
$150
$100
$50
$0
Dec. 07
Dec. 08
Dec. 09
Dec. 10
Dec.11
Rayonier Inc.
S&P 500®
S&P® 1500 Paper & Forest Product
FTSE NAREIT All Equity REITs







A fully-integrated land management system was implemented to support harvesting, silviculture investment and land sales, as well as an industry-leading system to electronically track harvesting activities across our entire ownership, making us a preferred partner of harvesting contractors. We also took steps to grow and diversify alternative revenue streams from our lands, generating record non-timber income.

Real Estate

Interest in our rural recreational properties improved in select southeast markets, allowing us to exceed price projections while maintaining price discipline across our ownership. Demand for non-strategic timberland and conservation properties was stronger than expected in both the Southeast and Northwest. And we partnered with governmental and conservation groups in executing six unique transactions protecting more than 15,000 acres. With these sales, our company has now helped place over 155,000 acres into perpetual conservation.

We continued to take actions to enhance the development potential and marketability of our HBU properties. On our industrial development sites, our strategy is to remove technical and regulatory hurdles to pre-qualify the sites for end users. For example, our 1,100-acre Belfast Commerce Centre property near Savannah, Ga., situated along I-95 with rail access to the Port of Savannah, achieved "mega-site" certification last year, and we are working with state and local officials on a funding plan to accelerate construction of an interchange onto I-95.

Performance Fibers

The Performance Fibers business achieved record sales and earnings last year, driven by continued strong demand for our high-value specialty cellulose products. Our mills maintained production levels and quality, reduced controllable costs, and improved safety performance, while moving forward with an unprecedented level of high-return capital projects.

Most significantly, we remain on schedule to complete the conversion of our absorbent materials line in Jesup, Ga., to cellulose specialties in mid-2013. Despite costs exceeding initial estimates, the project remains well within our original return parameters.


$500
$400
$300
$200
$100
$395
$363
$413
$499
$560
08
09
10
11
12

Pro Forma EBITDA
($ in millions)


$3.00
$2.50
$2.00
$1.50
$1.83
$1.95
$3.17*
$2.35
$2.46
08
09
10
11
12

Cash Available for Distribution
($ per share)


30%
25%
20%
15%
10%
15%
30%*
18%
21%
20%
08
09
10
11
12

Return on Equity

*Included $189 million from the alternative fuel mixture credit ("AFMC")

Other projects reduced costs and improved reliability and energy efficiency. The new turbine generator at our Fernandina Beach, Fla., facility not only makes the mill energy self-sufficient, but allows us to sell excess power to the local public utility.

Looking ahead, I believe our company is uniquely positioned to continue to create value in 2013 and beyond:

- We see tremendous value in our diverse and growing timberland portfolio, with improved yields and volumes positioning us to meet increasing demand as the emerging U.S. housing recovery gains momentum, and global demand strengthens log export markets in the Northwest and New Zealand.
- The increasing size and geographic diversity of our land base, together with our existing high-value coastal HBU properties in the Southeast, will drive improved results in our Real Estate business as the markets for development and rural recreational properties rebound.
- With the sale of our Wood Products business and our exit from the commodity fluff pulp market in 2013, we will have positioned our manufacturing operations to focus exclusively on high-value cellulose specialties.



"We expect improved earnings and cash flows to support the priority we place on a secure and growing dividend."

Our tactical focus will remain on operational excellence, reliability, and maintaining a robust and sustainable safety culture. Despite 2013 being a transition year for our Performance Fibers business as we bring the new cellulose specialties line into production, we expect improved earnings and cash flows to support the priority we place on a secure and growing dividend.

It is my privilege to serve as Rayonier's Chairman, President and CEO. Since 1926, our company has served customers well and created value for our shareholders. We carry that tradition into an exciting future with a capable and engaged workforce, superior products and quality assets. Along with the rest of our dedicated team, I am fully committed to realizing our vision of being the best forest products company, recognized and admired as the leader in creating value for our owners.



Reconciliation of Non-GAAP Measures

Dollars in millions, except per share	2012	2011	2010	2009	2008
Pro Forma EBITDA[a]					
Net income	**$279**	$276	$218	$313	$149
Income tax expense	**88**	30	15	46	29
Interest, net	**44**	50	49	51	49
Depreciation, depletion and amortization	**149**	136	143	158	168
Increase in disposition reserve	**-**	7	-	-	-
Gain on sale of a portion of New Zealand JV interest	**-**	-	(12)	-	-
Income related to the AFMC	**-**	-	-	(205)	-
Pro Forma EBITDA	**$560**	$499	$413	$363	$395
Cash Available for Distribution[b]					
Cash provided by operating activities	$446	$432	$495	$307	$340
Capital expenditures	(158)	(145)	(138)	(92)	(105)
Change in committed cash	6	(6)	12	17	(10)
Excess tax benefits on stock-based compensation	8	6	5	3	3
Other	2	-	10	(2)	(12)
Cash available for distribution	$304	$287	$384	$233	$216
Outstanding shares in millions	123.3	122.0	121.0	119.3	118.2
Cash Available for Distribution per share	**$2.46**	$2.35	$3.17	$1.95	$1.83

(a) Pro forma EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and adjustments for special items. Pro forma EBITDA is a non-GAAP measure used by our Chief Operating Decision Maker, existing shareholders and potential shareholders to measure how the Company is performing relative to the assets under management.

(b) Cash Available for Distribution (CAD) is defined as cash provided by operating activities adjusted for capital spending, the change in committed cash, and other items which include cash provided by discontinued operations, proceeds from matured energy forward contracts, excess tax benefits on stock-based compensation and the change in capital expenditures purchased on account. CAD is a non-GAAP measure of cash generated during a period that is available for dividend distribution, repurchase of the Company's common shares, debt reduction and strategic acquisitions. CAD is not necessarily indicative of the CAD that may be generated in future periods.

Reconciliation of Reported to Pro Forma Earnings

Dollars in millions	2012	2011	2010	2009	2008
Operating Income	**$411**	$356	$282	$410	$226
Increase in disposition reserve	**-**	7	-	-	-
Gain on sale of portion of New Zealand JV interest	**-**	-	(12)	-	-
AFMC	**-**	-	-	(205)	-
Pro Forma Operating Income	**$411**	$363	$270	$205	$226
Net Income	**$279**	$276	$218	$313	$149
Reversal of reserve related to the taxability of the AFMC	**-**	(16)	-	-	-
Increase in disposition reserve	**-**	4	-	-	-
Cellulosic biofuel producer credit	**-**	-	(24)	-	-
Gain on sale of a portion of New Zealand JV interest	**-**	-	(12)	-	-
AFMC	**-**	-	-	(193)	-
Pro Forma Net Income	**$279**	$264	$182	$120	$149

Rayonier™

Board of Directors

Paul G. Boynton
Chairman

C. David Brown, II

Gov. John E. Bush

Mark E. Gaumond

Richard D. Kincaid

V. Larkin Martin

James H. Miller

Thomas I. Morgan

David W. Oskin

Ronald Townsend



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-6780

RAYONIER INC.
Incorporated in the State of North Carolina

I.R.S. Employer Identification No. 13-2607329

1301 RIVERPLACE BOULEVARD
JACKSONVILLE, FL 32207
(Principal Executive Office)

Telephone Number: (904) 357-9100

Securities registered pursuant to Section 12(b) of the Exchange Act, all of which are registered on the New York Stock Exchange:

Common Shares

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☒

The aggregate market value of the Common Shares of the registrant held by non-affiliates at the close of business on June 30, 2012 was $5,454,939,075 based on the closing sale price as reported on the New York Stock Exchange.

As of February 20, 2013, there were outstanding 124,671,679 Common Shares of the registrant.

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the 2013 annual meeting of the shareholders of the registrant scheduled to be held May 16, 2013, are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

INDEX TO FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENT SCHEDULES

All other financial statement schedules have been omitted because they are not applicable, the required matter is not present, or the required information has been otherwise supplied in the financial statements or the notes thereto.

PART I

When we refer to "we," "us," "our," "the Company," or "Rayonier," we mean Rayonier Inc. and its consolidated subsidiaries. References herein to "Notes to Financial Statements" refer to the Notes to the Consolidated Financial Statements of Rayonier Inc. included in Item 8 of this Report.

Note About Forward-Looking Statements

Certain statements in this document regarding anticipated financial outcomes including earnings guidance, if any, business and market conditions, outlook and other similar statements relating to Rayonier's future financial and operational performance, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as "may," "will," "should," "expect," "estimate," "believe," "anticipate" and other similar language. Forward-looking statements are not guarantees of future performance and undue reliance should not be placed on these statements. The risk factors contained in Item 1A — *Risk Factors*, among others, could cause actual results to differ materially from those expressed in forward-looking statements that are made in this document.

Forward-looking statements are only as of the date they are made, and the Company undertakes no duty to update its forward-looking statements except as required by law. You are advised, however, to review any further disclosures we make on related subjects in our subsequent Forms 10-Q, 10-K, 8-K and other reports to the SEC.

Item 1. BUSINESS

General

We are a leading international forest products company primarily engaged in activities associated with timberland management, the sale and entitlement of real estate, and the production and sale of high value specialty cellulose fibers and fluff pulp. We believe that Rayonier is the seventh largest private timberland owner in the U.S. We own, lease or manage approximately 2.7 million acres of timberland and real estate located in the United States and New Zealand. Included in this property is approximately 200,000 acres of high value real estate located primarily along the coastal corridor from Savannah, Georgia to Daytona Beach, Florida. We own and operate two specialty cellulose mills in the United States. In addition, we manufacture lumber in three sawmills in Georgia (Wood Products business) and engage in the trading of logs. In January 2013, we signed an agreement to sell our Wood Products business. We expect this sale to close in the first quarter of 2013.

For information on sales, operating income and identifiable assets by reportable segment and geographic region, see Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 3 — *Segment and Geographical Information.*

Our corporate strategy is to:

- Increase the size and quality of our timberland holdings through timberland acquisitions while selling timberlands that no longer meet our strategic or financial return requirements. In 2012, we acquired 88,000 acres of U.S. timberlands.
- Extract maximum value from our higher and better use ("HBU") properties. This includes monetizing entitled properties, achieving mega-site certification of our prime industrial and commercial properties and maintaining our rural HBU sales program for conservation, recreation and industrial uses.
- Differentiate our Performance Fibers business by developing and improving products for customer specific applications. We emphasize operational excellence to ensure quality, reliability and efficiency. A key part of our strategy is to focus our manufacturing operations on higher margin, specialty applications. In 2011, we began a $375 million to $390 million project to convert the fluff pulp line at our Jesup, Georgia mill to produce cellulose specialties products. We expect to complete this project by mid-2013.

We originated as the Rainier Pulp & Paper Company founded in Shelton, Washington in 1926. In 1937, we became "Rayonier Incorporated," a public company traded on the New York Stock Exchange ("NYSE"), until 1968 when we became a wholly-owned subsidiary of ITT Corporation ("ITT"). On February 28, 1994, Rayonier again became an independent public company after ITT distributed all of Rayonier's Common Shares to ITT stockholders. Our shares are publicly traded on the NYSE under the symbol **RYN**. We are a North Carolina corporation with executive offices located at 1301 Riverplace Boulevard, Jacksonville, Florida 32207. Our telephone number is (904) 357-9100.

The Company is a real estate investment trust ("REIT"). Under this structure, we are generally not required to pay federal income taxes on our earnings from timber harvest operations and other REIT-qualifying activities contingent upon meeting applicable distribution, income, asset, shareholder and other tests. The Company and its Board of Directors closely monitor compliance with these REIT tests. As of December 31, 2012 and as of the date of the filing of this Annual Report on Form 10-K, the Company is in compliance with all REIT tests.

Our U.S. timber operations are primarily conducted by our wholly-owned REIT subsidiaries. Our non-REIT qualifying operations, which are subject to corporate-level tax, are held by our wholly-owned taxable REIT subsidiary, Rayonier TRS Holdings Inc. ("TRS"). These operations include our Performance Fibers, Wood Products and trading businesses, as well as the sale and entitlement of development HBU properties.

Forest Resources

Our Forest Resources segment owns, leases or manages approximately 2.6 million acres of timberlands, and sells standing timber (primarily at auction to third parties) and delivered logs. We also generate non-timber income from other land related activities. See chart in Item 2 — *Properties* for additional information.

In 2012, we acquired approximately 88,000 acres of U.S. timberlands primarily located in Texas. See Note 6 — *Timberland Acquisitions* for additional information about our timberland acquisitions.

Our Atlantic U.S. timberland holdings consist of approximately 1.1 million acres. Approximately two-thirds of this land supports intensively managed plantations of predominantly slash pine and loblolly pine. The other third of this land is too wet to support pine plantations, but supports productive natural stands of slash pine, cypress, black gum, water oaks, red maple, sweetgum and other commercial hardwood species.

Our Gulf States U.S. timberland holdings consist of approximately 0.7 million acres. Approximately four-fifths of this land supports pine plantations of predominantly loblolly pine. The other one-fifth of this land is too wet or too steep to support pine plantations, but supports productive natural stands of loblolly pine, water oaks, black gum, sweetgum and other commercial hardwood species.

Our Northern U.S. timberland holdings consist of approximately 0.5 million acres. Washington timberlands constitute 0.4 million acres and are primarily second and third growth western-hemlock, Douglas-fir, Sitka spruce, and western red cedar. Approximately 93 percent of the merchantable volume of the Washington timberlands is western-hemlock and Douglas-fir. A small percentage of the Washington timberlands supports natural hardwood stands of predominantly red alder. New York timberlands are almost entirely managed as multi-aged stands of Appalachian hardwood and softwood species. The predominant species are red maple, sugar maple, spruce-fir, beech, black cherry and yellow birch.

In the Atlantic and Gulf regions, rotation ages range from 21 to 28 years for pine plantations and from 35 to 60 years for natural hardwood stands. End use markets for these timberlands include pulp, paper, wood products and biomass facilities. In the Northern region, rotation ages range from 35 to 50 years in Washington and 40 to 80 years in New York, with the primary product in both states being sawtimber.

In addition, we have a 26 percent interest in a New Zealand joint venture ("JV"), which we manage. The JV owns or leases approximately 0.3 million acres of primarily radiata pine timberland.

Merchantable timber inventory is an estimate of timber volume based on the earliest economically harvestable age. Estimates are based on an inventory system that involves periodic statistical sampling. Adjustments are made on the basis of growth estimates, harvest information, environmental restrictions and market conditions. Timber located in restricted or environmentally sensitive areas and economically inaccessible swamplands is not included in the merchantable inventory shown here.

The following table sets forth the estimated volumes of merchantable timber in the U.S. by location and type, as of December 31, 2012 (in thousands of short green tons):

Location	Softwood	Hardwood	Total	%
Atlantic	23,538	10,725	34,263	46
Gulf	19,130	7,084	26,214	35
Northern	9,928	4,460	14,388	19
			74,865	100

We manage our U.S. timberlands in accordance with the requirements of the Sustainable Forestry Initiative® ("SFI") program, a comprehensive system of environmental principles, objectives and performance measures that combines the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil and water quality. Through application of our site-specific silvicultural expertise and financial discipline, we manage timber in a way that optimizes site preparation, tree species selection, competition control, fertilization, timing of thinning and final harvest. We also have a genetic tree improvement program to enhance the productivity and quality of our timber and overall forest health. In addition, non-timber income opportunities associated with our timberlands such as recreational licenses and specialty forest products, as well as considerations for the future higher and better uses of the land, are integral parts of our site-specific management philosophy. All these activities are designed to maximize value while complying with SFI requirements.

Real Estate

Our Real Estate subsidiary owns approximately 0.1 million acres of land. We segregate our real estate holdings into three groups: development HBU, rural HBU (including conservation properties) and non-strategic timberlands. Development properties are predominantly located in the 11 coastal counties between Savannah, Georgia and Daytona Beach, Florida. Our strategy is to pursue and obtain entitlements for selected development properties, to sell rural properties at a premium to timberland values and to divest non-strategic timberland holdings.

Performance Fibers

We are a leading manufacturer of high value specialty cellulose fibers and absorbent materials with production facilities in Jesup, Georgia and Fernandina Beach, Florida, which have a combined annual capacity of approximately 745,000 metric tons. Production capacity represents the proven annual production capabilities of the facility under normal operating conditions with a normal product mix. These facilities manufacture more than 25 different grades of fibers. The Jesup facility can produce approximately 590,000 metric tons, or 79 percent of our total capacity, and the Fernandina Beach facility can produce approximately 155,000 metric tons, or 21 percent of our total capacity. This segment has two major product lines:

Cellulose specialties — We are a leading producer of specialty cellulose products, most of which are used in dissolving chemical applications that require a highly purified form to produce cellulose acetate and ethers that create high value, technologically demanding products. Our products are used in a wide variety of end uses such as: cigarette filters, liquid crystal display screens, acetate textile fibers, pharmaceuticals, cosmetics, photographic film, impact-resistant plastics, high-tenacity rayon yarn for tires and industrial hoses, detergents, food casings, food products, thickeners for oil well-drilling muds, lacquers, paints, printing inks and explosives. In addition, cellulose specialties include high value specialty paper applications used for decorative laminates, automotive air and oil filters, shoe innersoles, battery separators, circuit boards and filter media for the food industry.

Absorbent materials — We are a producer of fibers for absorbent hygiene products. These fibers are typically referred to as fluff fibers and are used as an absorbent medium in products such as disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes, and non-woven fabrics.

In May 2011, our Board of Directors approved a capital project to convert a fiber line at our Jesup, Georgia mill from production of absorbent materials to cellulose specialties (the "cellulose specialties expansion" or "CSE"). The cost of the project is currently estimated to range from $375 million to $390 million. The CSE will add approximately 190,000 metric tons of cellulose specialties capacity, bringing total cellulose specialties capacity to about 675,000 metric tons. Production of cellulose specialties is expected to gradually increase to capacity by 2015. Customer commitments for this additional volume exceed 85 percent. We spent $43 million and $201 million on the project in 2011 and 2012, respectively, and are on schedule to complete the CSE project by mid-2013. Upon completion of the CSE project, we will be exiting the more commodity-like absorbent materials business (about 260,000 metric tons of capacity). This expansion will help further differentiate our business as we will be able to increase our focus on high-end specialty pulp and the development of customer specific applications.

Approximately 63 percent of Performance Fibers sales are exported, primarily to customers in Asia and Europe. Approximately 96 percent of Performance Fibers sales are made directly by Rayonier personnel, with the remainder through independent sales agents. We have long-term contracts with the world's largest manufacturers of acetate-based products and other key customers that extend through 2013 to 2017 and represent a significant majority of our high value cellulose specialties production.

Wood Products

Our Wood Products business segment manufactures and sells dimension lumber. We operate three lumber manufacturing facilities in the U.S. that produce Southern pine lumber, which is generally used for residential and industrial construction. Located in Baxley, Swainsboro and Eatonton, Georgia, the mills have a combined annual capacity of approximately 325 million board feet of lumber and 625,000 short green tons of wood chips. Production capacity represents the proven annual production capabilities of the facility under normal operating conditions with a normal product mix.

In January 2013, we announced plans to sell our Wood Products business to International Forest Products Limited for $80 million. The sale is expected to close in the first quarter of 2013.

Lumber sales are primarily made by Rayonier personnel to customers in the southeastern U.S. Approximately 64 percent of our lumber mills' wood chip production is sold at market prices to our Jesup, Georgia Performance Fibers facility. In 2012, these purchases represented approximately 11 percent of that facility's total wood consumption.

Other

The primary business of our Other segment is trading logs.

Discontinued Operations and Dispositions

Included in the Consolidated Balance Sheets are environmental liabilities relating to prior dispositions and discontinued operations, which include our Port Angeles, Washington Performance Fibers mill that was closed in 1997; our wholly-owned subsidiary, Southern Wood Piedmont Company ("SWP"), which ceased operations other than environmental investigation and remediation activities in 1989; and other miscellaneous assets held for disposition. See Note 15 — *Liabilities for Dispositions and Discontinued Operations* for additional information.

Foreign Sales and Operations

Sales from non-U.S. operations comprised approximately seven percent of consolidated 2012 sales. See Note 3 — *Segment and Geographical Information* for additional information.

Intellectual Property

We own numerous patents, trademarks and trade secrets, and have developed significant know-how, particularly relating to our Performance Fibers business. We intend to continue to take such steps as are necessary to protect our intellectual property, including, when appropriate, filing patent applications for inventions that are deemed important to our business operations. Our U.S. patents generally have a duration of 20 years from the date of filing.

Competition

Timber markets in our Atlantic, Gulf and Northern regions are relatively fragmented. In the Atlantic and Gulf regions, we compete with Plum Creek Timber Company, Weyerhaeuser and Timberland Investment Management Organizations such as Hancock Timber Resource Group, Resource Management Services, Forest Investment Associates and The Campbell Group, as well as numerous other large and small privately held timber companies. In the Northern region, Weyerhaeuser, Hancock Timber Resource Group, Green Diamond Resource Company, Longview Timber LLC, The Campbell Group, Port Blakely Tree Farms, Pope Resources, the State of Washington Department of Natural Resources and the Bureau of Indian Affairs are significant competitors. Other competition in the Northern region consists of log imports from Canada. In all markets, price is the principal method of competition.

In Performance Fibers, we market high purity, specialty cellulose fibers worldwide against competition from domestic and foreign producers. Major competitors include Buckeye Technologies, Borregaard, Neucel, Sappi Saiccor, Sateri Holdings and Tembec. Product performance, technical service and price are principal methods of competition. Sateri Holdings announced plans in December 2010 to expand the capacity of its specialty cellulose fiber production line in Bahia, Brazil, by 85,000 metric tons to be completed in 2013. Buckeye Technologies announced in October 2011 a project to increase high-end specialty wood pulp capacity by 42,000 metric tons at its Perry, Florida operation. The project is expected to come on-line in April 2013. The new market capacity is not expected to adversely affect the results of our Performance Fibers segment in 2013. However, it is difficult to determine how market dynamics may impact our business in 2014 and beyond.

Additionally, in Performance Fibers, we market absorbent materials against competition from domestic and foreign producers. Major competitors include Weyerhaeuser, GP Cellulose, Domtar and International Paper. Price and customer service are the principal methods of competition. We will be exiting this market once the CSE project is complete.

Our Wood Products business competes with a number of lumber producers throughout the U.S. and Canada, but particularly with sawmills throughout Georgia and Florida. Our Wood Products business represents a de minimus amount of North American capacity. Price is the principal method of competition. We will be exiting this market upon the completion of the sale of our Wood Products business.

Customers

In 2012, a group of customers under the common control of Eastman Chemical Company (and its affiliates), Nantong Cellulose, Celanese and Daicel Corporation represented approximately 21 percent, 17 percent, 14 percent and 14 percent of our Performance Fibers segment's sales, respectively, and 15 percent, 12 percent, 10 percent and 10 percent of consolidated sales, respectively. The loss of any of these customers could have a material adverse effect on the Company and the Performance Fibers segment's results of operations.

Seasonality

Our Wood Products segment may experience higher seasonal demand in the second and third quarters when demand for new housing typically increases. Our Forest Resources, Performance Fibers and Real Estate segments' results are normally not impacted by seasonal changes.

Environmental Matters

See Item 1A — *Risk Factors,* Item 3 — *Legal Proceedings,* Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental Regulation,* and Note 15 — *Liabilities for Dispositions and Discontinued Operations.*

Raw Materials

The manufacturing of our Performance Fibers products and lumber requires significant amounts of wood. Timber harvesting can be restricted by stringent regulatory requirements, adverse weather conditions and legal challenges from various environmental groups. The supply of timber is directly affected by price and demand fluctuations in wood products, pulp and paper markets, and weather.

Our Performance Fibers and lumber mills obtain their logs primarily through open market purchases made by our wood procurement organization, which negotiates prices and volumes with independent third party suppliers who deliver to our facilities. A limited amount of Performance Fibers log purchases are made directly from the Forest Resources segment at prevailing market prices.

Our Performance Fibers mills utilize a significant amount of chemicals, most of which are purchased under negotiated supply agreements with third parties.

Our Performance Fibers mills use a substantial amount of residual biomass to produce their own energy, but also require fuel oil and natural gas. These raw materials are subject to significant changes in prices and availability. We continually pursue reductions in usage and costs of other key raw materials, supplies and contract services at our Performance Fibers and lumber mills and do not foresee any material constraints in the near term from pricing or availability.

Research and Development

The research and development efforts of our Performance Fibers business are primarily directed at further developing existing core products and technologies, improving the quality of cellulose fiber grades, improving manufacturing efficiency and environmental controls, and reducing fossil fuel consumption.

The research and development activities of our timber operations include growth and yield modeling, genetic tree improvement and applied silvicultural programs to identify management practices that will improve financial returns from our timberlands.

Employee Relations

We currently employ approximately 1,900 people, of whom approximately 1,800 are in the United States. Approximately 900 of our hourly Performance Fibers employees are covered by collective bargaining agreements. The majority of our hourly employees are represented by one of several labor unions. We believe relations with our employees are satisfactory.

On June 30, 2012, collective bargaining agreements covering approximately 700 hourly employees at our Jesup mill expired. On October 12, 2012, an initial vote on the proposed new contract was taken and the proposal was rejected by the unions. All parties have agreed to extend the contracts while negotiations continue. While there can be no assurance, we expect to reach agreements with our unions; however, a work stoppage could have a material adverse effect on our business, results of operations and financial condition.

Availability of Reports and Other Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Sections 13(a) or 14 of the Securities Exchange Act of 1934 are made available to the public free of charge in the Investor Relations section of our website *www.rayonier.com*, shortly after we electronically file such material with, or furnish them to, the Securities and Exchange Commission ("SEC"). Our corporate governance guidelines and charters of all Committees of our Board of Directors are also available on our website.

Item 1A. RISK FACTORS

Our operations are subject to a number of risks, including those listed below. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in this Report. If any of the events described in the following risk factors actually occur, our business, financial condition or operating results, as well as the market price of our securities, could be materially adversely affected.

Business and Operating Risks

The markets we operate in are subject to factors beyond our control.

The end markets for our Forest Resources, Real Estate, Performance Fibers and Wood Products are influenced by a variety of factors beyond our control. For example, the demand for real estate can be affected by availability of capital, changes in interest rates, availability and terms of financing, local economic conditions, the employment rate, new housing starts, population growth and demographics. The demand for sawtimber is primarily affected by the level of new residential and commercial construction activity. Sawtimber pricing, while recently trending upward, continues to be below historic levels. The supply of timber and logs has historically increased during favorable pricing environments, which then causes downward pressure on prices. Both our Real Estate and Forest Resources businesses have been negatively impacted by the economic downturn, primarily due to the decline in housing starts, excess supply of existing housing inventory, above-normal unemployment and the tightening of credit availability for real estate and construction related projects.

The industries in which we operate are highly competitive.

In our Performance Fibers business, we face competition from domestic and foreign producers. In addition, some manufacturers of pulp have announced plans to convert facilities for, or claimed to have already commenced production of, high purity dissolving pulps that may compete with our products. Competition may also arise from the threat of substitute products.

In our Forest Resources business, competitive pressures are primarily driven by quantity of product supply and quality of the timber offered by competitors in the domestic and export markets, each of which may impact pricing.

With respect to our Real Estate business, we compete with other owners of entitled and unentitled properties. Each property has unique attributes, but overall quantity of supply and price for residential, commercial, industrial and rural properties in the geographic areas in which we operate are the most significant competitive drivers.

In Wood Products, significant competition arises from competitive domestic producers and a variety of non-wood and engineered products and imported lumber (particularly from Canada).

Changes in energy and raw material prices could impact our operating results and financial condition.

Energy and raw material costs, such as oil, natural gas, wood and chemicals, are a significant operating expense, particularly for the Performance Fibers and Wood Products businesses. The prices of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, caustic soda, a key raw material for Performance Fibers, has historically had significant price volatility. Oil and natural gas costs have also substantially increased in recent years and we have, at times, experienced limited availability of hardwood, primarily due to wet weather conditions which impact harvesting and result in increased costs for some Performance Fibers products. Increases in production costs could have a material adverse effect on our business, financial condition and results of operations. In addition, in our Forest Resources, Performance Fibers and Wood Products businesses, the rising cost of fuel, and its impact on the cost and availability of transportation for our products, both domestically and internationally, and the cost and availability of third party logging and trucking services, could have a material adverse effect on our business, financial condition and results of operations.

Changes in global economic conditions, market trends and world events could impact customer demand.

The global reach of our businesses, particularly the Performance Fibers business, timber sales for export markets from Washington and our interest in the JV, subjects us to unexpected, uncontrollable and rapidly changing events and circumstances, such as those that may result from the current volatile state of the global economic and financial market situation, in addition to those experienced in the U.S. Adverse changes in the following factors, among others, could have a negative impact on our business and results of operations:

- exposure to fluctuations in currencies other than the United States dollar;

- regulatory, social, political, labor or economic conditions in a specific country or region; and,
- trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements.

Our businesses are subject to extensive environmental laws and regulations that may restrict or adversely impact our ability to conduct our business.

Environmental laws and regulations are constantly changing, and are generally becoming more restrictive. Laws, regulations and related judicial decisions, and administrative interpretations affecting our business are subject to change and new laws and regulations that may affect our business are frequently enacted. These changes may adversely affect our ability to harvest and sell timber, operate our manufacturing facilities, remediate contaminated properties and/or entitle real estate. These laws and regulations may relate to, among other things, the protection of timberlands and endangered species, timber harvesting practices, recreation and aesthetics, protection and restoration of natural resources, air and water quality, and remedial standards for contaminated property and groundwater. Over time, the complexity and stringency of these laws and regulations have increased markedly and the enforcement of these laws and regulations has intensified. Moreover, environmental policies of the current administration are in the aggregate more restrictive for industry and landowners than those of the previous administration. For example, the U.S. Environmental Protection Agency ("EPA") has pursued a number of initiatives which could, if implemented, impose additional operational and pollution control obligations on industrial facilities like those of Rayonier, especially in the area of air emissions and wastewater and stormwater control. In another example, the EPA recently issued final regulations which significantly tighten emissions limits of certain air pollutants from industrial boilers. In addition, as a result of certain recent judicial rulings and EPA initiatives, including some that would require timberland operators to obtain permits to carry out certain ordinary course forestry activities, silvicultural practices on our timberlands could be impacted in the future. Nonetheless, irrespective of any particular presidential administration, environmental laws and regulations will likely continue to become more restrictive and over time could adversely affect our operating results.

If regulatory and environmental permits are delayed, restricted or rejected, a variety of our operations could be adversely affected. In connection with a variety of operations on our properties, we are required to seek permission from government agencies in the states and countries in which we operate to perform certain activities. Any of these agencies could delay review of, or reject, any of our filings. In our Forest Resources business, any delay associated with a filing could result in a delay or restriction in replanting, thinning, insect control, fire control or harvesting, any of which could have an adverse effect on our operating results. For example, in Washington State, we are required to file a Forest Practice Application for each unit of timberland to be harvested. These applications may be denied, conditioned or restricted by the regulatory agency or appealed by other parties, including citizen groups. Appeals or actions of the regulatory agencies could delay or restrict timber harvest activities pursuant to these permits. Delays or harvest restrictions on a significant number of applications could have an adverse effect on our operating results. In our Performance Fibers and Wood Products businesses, many modifications and capital projects at our manufacturing facilities require one or more environmental permits, or amendments to existing permits. Delays in obtaining these permits could have an adverse effect on our results of operations.

Environmental groups and interested individuals may seek to delay or prevent a variety of operations. We expect that environmental groups and interested individuals will intervene with increasing frequency in the regulatory processes in the states and countries where we own, lease or manage timberlands, and operate mills. For example, in Washington State, environmental groups and interested individuals may appeal individual forest practice applications or file petitions with the Forest Practices Board to challenge the regulations under which forest practices are approved. These and other challenges could materially delay or prevent operations on our properties. Also, interveners at times may bring legal action in Florida in opposition to entitlement and change of use of timberlands to commercial, industrial or residential use. Delays or restrictions due to the intervention of environmental groups or interested individuals could adversely affect our operating results. In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent us from obtaining terms and conditions of proposed permits issued to us by regulatory agencies, implementing capital improvements or pursuing operating plans. Any lawsuit or even a threatened lawsuit could delay harvesting on our timberlands, impact how we operate or limit our ability to modify or invest in our mills. Among the remedies that could be enforced in a lawsuit is a judgment preventing or restricting harvesting on a portion of our timberlands, or adversely affecting the timing, projected operating benefits or cost of capital projects at our mills.

The impact of existing regulatory restrictions on future harvesting activities may be significant. Federal, state and local laws and regulations, as well as those of other countries, which are intended to protect threatened and endangered species, as well as waterways and wetlands, limit and may prevent timber harvesting, road building and other activities on our timberlands. The threatened and endangered species restrictions apply to activities that would adversely impact a protected species or significantly degrade its habitat. The size of the area subject to restriction will vary depending on the protected species at issue, the time of year and other factors, but can range from less than one to several thousand acres. A number of species that naturally live on or near our timberlands, including the northern spotted owl, marbled murrelet, bald eagle, several species of salmon and trout in the Northwest, and the red cockaded woodpecker, bald eagle, wood stork, Red Hills salamander and flatwoods salamander in the Southeast, are protected under the Federal Endangered Species Act or similar federal and state laws. Other species, such as the gopher tortoise are currently under review for possible protection. As we gain additional information regarding the presence of threatened or endangered species on our timberlands, or if other regulations, such as those that require buffers to protect water bodies, become more restrictive, the amount of our timberlands subject to harvest restrictions could increase.

Our Performance Fibers and Wood Products mills are subject to stringent environmental laws and regulations concerning air emissions, wastewater discharge, water usage and waste handling and disposal. Many of our operations are subject to stringent environmental laws, regulations and permits which contain conditions that govern how we operate our facilities and, in many cases, how much product we can produce. These laws, regulations and permits, now and in the future, may restrict our current production and limit our ability to increase production, and impose significant costs on our operations with respect to environmental compliance. It is expected that, overall, costs will likely increase over time as environmental laws, regulations and permit conditions become more stringent, and as the expectations of the communities in which we operate become more demanding.

We currently own or may acquire properties which may require environmental remediation or otherwise be subject to environmental and other liabilities. We currently own, or formerly operated, manufacturing facilities and discontinued operations, or may acquire timberlands and other properties, which are subject to environmental liabilities, such as remediation of soil, sediment and groundwater contamination and other existing or potential liabilities. For more detail, see Note 15 — *Liabilities for Dispositions and Discontinued Operations*. The cost of investigation and remediation of contaminated properties could increase operating costs and adversely affect financial results. Although we believe we currently have adequate reserves for the investigation and remediation of our properties, legal requirements relating to assessment and remediation of these properties continue to become more stringent and there can be no assurance that actual expenditures will not exceed our expectations, or that other unknown liabilities will not be discovered in the future.

Entitlement and development of real estate entail a lengthy, uncertain and costly approval process.

Entitlement and development of real estate entail extensive approval processes involving multiple regulatory jurisdictions. It is common for a project to require multiple approvals, permits and consents from federal, state and local governing and regulatory bodies. For example, in Florida, real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (the "Growth Management Act") and local land use and development regulations. In addition, in Florida, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive Development of Regional Impact ("DRI") application. Compliance with the Growth Management Act, local land development regulations and the DRI process is usually lengthy and costly and significant conditions can be imposed on a developer with respect to a particular project. In addition, development of properties containing delineated wetlands may require one or more permits from the federal government. Any of these issues can materially affect the cost and timing of our real estate projects.

The real estate entitlement process is frequently a political one, which involves uncertainty and often extensive negotiation and concessions in order to secure the necessary approvals and permits. A significant amount of our development property is located in counties in which local governments face challenging issues relating to growth and development, including zoning and future land use, public services, water availability, transportation and other infrastructure and funding for same, and the requirements of state law, especially in the case of Florida under the Growth Management Act and DRI process. In addition, anti-development groups are active, especially in Florida, in filing litigation to oppose particular entitlement activities and development projects, and in seeking legislation and other anti-growth limitations on real estate development activities. We expect that this type of anti-growth activity may continue in the future.

Issues affecting real estate development also include the availability of potable water for new development projects. For example, in Georgia, the Legislature enacted the Comprehensive Statewide Watershed Management Planning Act, which, among other things, created a governmental entity called the Georgia Water Council which was charged with preparing a comprehensive water management plan for the state and presenting it to the Georgia Legislature. It is unclear at this time how the plan will affect the cost and timing of real estate development along the I-95 coastal corridor in southern Georgia, where the Company has significant real estate holdings. Concerns about the availability of potable water also exists in certain Florida counties, which could impact growth.

Changes in the interpretation or enforcement of these laws, the enactment of new laws regarding the use and development of real estate, changes in the political composition of state and local governmental bodies, and the identification of new facts regarding our properties could lead to new or greater costs and delays and liabilities that could materially adversely affect our business, profitability or financial condition.

Changes in demand for our real estate and delays in the timing of real estate transactions may affect our revenues and operating results.

A number of factors, including changes in demographics, tightening of credit, high unemployment and a slowing of commercial or residential real estate development, particularly along the I-95 coastal corridor in Florida and Georgia, could reduce the demand for our properties and negatively affect our results of operations. The decline in the housing market together with the tightening of real estate lending standards and availability had a negative effect in 2012. Although indicators of the beginning of a recovery exist, these factors are expected to continue to impact 2013 results.

In addition, there are inherent uncertainties in the timing of real estate transactions that could adversely affect our operating results. Delays in the completion of transactions or the termination of potential transactions can be caused by factors beyond our control. These events have in the past and may in the future adversely affect our operating results.

The impacts of climate-related initiatives, at the international, federal and state levels, remain uncertain at this time.

There continues to be numerous international, federal and state-level initiatives and proposals to address domestic and global climate issues. Within the U.S., most of these proposals would regulate and/or tax, in one fashion or another, the production of carbon dioxide and other "greenhouse gases" to facilitate the reduction of carbon compound emissions to the atmosphere, and provide tax and other incentives to produce and use more "clean energy." In 2013, we believe the potential for climate change legislation at the federal level to be unlikely.

In late 2009, the EPA issued an "endangerment finding" under the Clear Air Act ("CAA") with respect to certain greenhouse gases, which could lead to the regulation of carbon dioxide as a criteria pollutant under the CAA and have significant ramifications for Rayonier and the industry in general. In this regard, the EPA has published various proposed regulations, which are currently subject to numerous legal challenges, affecting the operation of existing and new industrial facilities that emit carbon dioxide. In addition, as a result of the EPA's decision to regulate greenhouse gases under the CAA, the states will now have to consider them in permitting new or modified facilities.

Overall, it is likely that future legislative and regulatory activity in this area will in some way impact Rayonier, but it is unclear at this time whether such impact will be, in the aggregate, positive or negative, or material. For example, while Rayonier's Performance Fibers mills produce greenhouses gases and utilize fossil fuels, they also generate a substantial amount of their energy from wood fiber (often referred to as "biomass"), which may be viewed more favorably than fossil fuels in future legislative and regulatory proposals, but that is uncertain at this time. However, environmental groups have generally opposed the use of biomass for energy production due to their concerns about deforestation. Our extensive timber holdings and the biomass they produce may provide opportunities for us to benefit from new legislation and regulation, especially due to the potential benefits available from carbon capture and sequestration opportunities, sale of "carbon credits" and "renewable portfolio standards" that mandate the use of non-fossil fuels by electricity generators, which could lead to increased demand for biomass products from our forests. We continue to monitor political and regulatory developments in this area, but their overall impact on Rayonier, from a cost, benefit and financial performance standpoint, remains uncertain at this time.

Investment returns on pension assets may be lower than expected or interest rates may decline, requiring us to make significant additional cash contributions to our plans.

We sponsor several defined benefit pension plans, which cover many of our salaried and hourly employees. The Federal Pension Protection Act of 2006 requires that certain capitalization levels be maintained in each of these plans. Because it is unknown what the investment return on pension assets will be in future years or what interest rates may be at any point in time, no assurances can be given that applicable law will not require us to make future material plan contributions. Any such contributions could adversely affect our financial condition. See Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates* for additional information about these plans, including funded status.

Our joint venture partners may have interests that differ from ours and may take actions that adversely affect us.

We participate in a joint venture in New Zealand, and may enter into other joint venture projects; for example, as part of our real estate strategy. A joint venture involves potential risks such as:

- not having voting control over the joint venture;
- the venture partners at any time may have economic or business interests or goals that are inconsistent with ours;
- the venture partners may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to the investment; and,
- the venture partners could experience financial difficulties.

Actions by our venture partners may subject property owned by the joint venture to liabilities greater than those contemplated by the joint venture agreement or to other adverse consequences.

We may be delayed or unsuccessful in completing our cellulose specialties expansion project.

In 2011, we announced a major expansion of our Jesup, Georgia facility, whereby we plan to increase our cellulose specialties production capacity by about 190,000 tons per year. We expect to complete construction of this project and also exit the absorbent materials (i.e., fluff pulp) business in 2013. In the event that completion of the project is significantly delayed or unsuccessful, we could suffer a material adverse effect on our business, results of operations and financial condition.

We may be unsuccessful in carrying out our land acquisition strategy.

We have pursued, and intend to continue to pursue, acquisitions of timberland and real estate properties that meet our investment criteria. Our timberland and real estate acquisitions may not perform in accordance with our expectations. We anticipate financing any such acquisitions through cash from operations, borrowings under our credit facilities, the use of equity, proceeds from equity or debt offerings or proceeds from asset dispositions, or any combination thereof. The failure to identify and complete suitable timberland and real estate property acquisitions, and the failure of any acquisitions to perform to our expectations, could adversely affect our operating results.

Our failure to maintain satisfactory labor relations could have a material adverse effect on our business.

Approximately 48 percent of our work force is unionized. These workers are exclusively in our Performance Fibers business. As a result, we are required to negotiate the wages, benefits and other terms with these employees collectively. Our financial results could be adversely affected if labor negotiations were to restrict the efficiency of our operations. In addition, our inability to negotiate acceptable contracts with any of these unions as existing agreements expire could result in strikes or work stoppages by the affected workers. For example, as discussed in Item 1 - *Business*, our collective bargaining agreement at our Jesup, Georgia facility expired on June 30, 2012. While negotiations continue, if the unionized employees were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, results of operations and financial condition.

Weather and other natural conditions may limit our timber harvest and sales.

Weather conditions, timber growth cycles and restrictions on access may limit harvesting of our timberlands, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters such as wind storms and hurricanes.

We do not insure against losses of timber from any causes, including fire.

The volume and value of timber that can be harvested from our timberlands may be reduced by fire, insect infestation, severe weather, disease, natural disasters and other causes beyond our control. A reduction in our timber inventory could adversely affect our financial results and cash flows. As is typical in the forestry industry, we do not maintain insurance for any loss to our timber, including losses due to these causes.

A significant portion of the timberland that we own, lease or manage is concentrated in limited geographic areas.

We own, lease or manage approximately 2.7 million acres of timberland and real estate located primarily in the United States and New Zealand. Approximately 75 percent of our timberlands are located in four states: Alabama, Florida, Georgia, and Washington. Accordingly, if the level of production from these forests substantially declines, or if the demand for timber in those regions declines, it could have a material adverse effect on our overall production levels and our revenues.

We are dependent upon attracting and retaining key personnel, the loss of whom could adversely affect our business.

We believe that our success depends, to a significant extent, upon our ability to attract and retain key senior management and operations management personnel. Our failure to recruit and retain these key personnel could adversely affect our financial condition or results of operations.

Increases in market interest rates may adversely affect the price of our common shares.

One of the factors that may influence the price of our common shares is our annual dividend yield as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the price of our common shares.

We have a significant amount of debt and the capacity to incur significant additional debt.

As of December 31, 2012, we had $1.3 billion of debt outstanding. See Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations — Contractual Financial Obligations* for the payment schedule of our long-term debt obligations. We expect that existing cash, cash equivalents, cash provided from operations and our bank credit facilities will be sufficient to meet ongoing cash requirements. Moreover, we have the borrowing capacity to incur significant additional debt and may do so if we enter into one or more strategic, merger, acquisition or other corporate or investment opportunities, or otherwise invest capital in one or more of our businesses. However, failure to generate sufficient cash as our debt becomes due, or to renew credit lines prior to their expiration, may adversely affect our business, financial condition, operating results and cash flow.

REIT and Tax-Related Risks

If we fail to remain qualified as a REIT, we will have reduced funds available for distribution to our shareholders because our REIT income will be subject to taxation.

We intend to operate in accordance with REIT requirements pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), and related U.S. Treasury regulations and administrative guidance. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, which are subject to change, perhaps retroactively, and which are not within our control. We cannot assure that we will remain qualified as a REIT or that new legislation, U.S. Treasury regulations, administrative interpretations or court decisions will not significantly affect our ability to remain qualified as a REIT or the federal income tax consequences of such qualification.

We continually monitor and test our compliance with all REIT requirements. In particular, we regularly test our compliance with the REIT "asset tests," which require generally that, at the close of each calendar quarter, (1) at least 75% of the market value of our total assets must consist of REIT-qualifying interests in real property (such as timberlands), including leaseholds and options to acquire real property and leaseholds, as well as cash and cash items and certain other specified assets and (2) no more than 25% of the market value of our total assets may consist of the securities of one or more "taxable REIT subsidiaries" or other assets that are not qualifying assets for purposes of the 75% test in clause (1) above. It should be noted, however, that under the applicable REIT requirements, mere fluctuation of the relative values of a REIT's assets from one period to the next, without the occurrence of one or more specific events described in the Code and applicable REIT regulations, does not require a revaluation of those assets for purposes of the REIT asset tests.

If in any taxable year we fail to qualify as a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and we will be subject to federal income tax on our taxable income. In addition, we will be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we are entitled to relief under certain provisions of the Code. As a result, our net income and the cash available for distribution to our shareholders could be reduced for up to five years or longer.

As of December 31, 2012 and as of the date of filing of this Annual Report on Form 10-K, Rayonier is in compliance with the asset tests described above. We are aware, however, that the continued growth of our Performance Fibers business, which consists of non-qualifying assets that we hold through our taxable REIT subsidiary, could raise issues with respect to future compliance with the asset tests described above. A failure to comply with the asset tests ultimately could cause us to fail to qualify as a REIT and to lose the associated benefits of REIT status, which could have a material adverse effect on our financial condition.

If we fail to remain qualified as a REIT, we may need to borrow funds or liquidate some investments or assets to pay the additional tax liability. Accordingly, cash available for distribution to our shareholders would be reduced.

The extent of our use of taxable REIT subsidiaries may affect the price of our common shares relative to the share price of other REITs.

We conduct a significant portion of our business activities through one or more taxable REIT subsidiaries. Our use of taxable REIT subsidiaries enables us to engage in non-REIT qualifying business activities such as the production and sale of performance fibers and wood products, non-passive real estate activities including dealer sale of HBU property and other real estate and the sale of logs. Taxable REIT subsidiaries are subject to corporate-level income tax. Therefore, we pay income taxes on the income generated by our taxable REIT subsidiaries. Our use of taxable REIT subsidiaries may cause the market to value our common shares differently than the shares of other REITs, which may not use taxable REIT subsidiaries as extensively as we use them.

Our status as a REIT may affect our ability to expand our taxable REIT subsidiaries' operations.

Taxable REIT subsidiaries are limited in size based upon a REIT's real estate assets. Under the Code, no more than 25 percent of the value of the gross assets of a REIT may be comprised of securities of one or more taxable REIT subsidiaries. This limitation may affect our ability to increase the size of our taxable REIT subsidiaries' operations and, in particular, our Performance Fibers business.

Lack of shareholder ownership and transfer restrictions in our articles of incorporation may affect our ability to qualify as a REIT.

In order to qualify as a REIT, an entity cannot have five or fewer individuals who own, directly or indirectly after applying attribution of ownership rules, 50 percent or more of the value of its outstanding shares during the last six months in each calendar year. Although it is not required by law or the REIT provisions of the Code, almost all REITs have adopted ownership and transfer restrictions in their articles of incorporation or organizational documents which seek to assure compliance with that rule. While we are not in violation of the ownership rules, we do not have, nor do we have any current plans to adopt, share ownership and transfer restrictions. As such, the possibility exists that five or fewer individuals could acquire 50 percent or more of the value of our outstanding shares, which could result in our disqualification as a REIT.

We may be limited in our ability to fund shareholder distributions using cash generated from our taxable REIT subsidiaries' operations.

The ability of the REIT to receive dividends from our taxable REIT subsidiaries is limited by provisions of the Code. Specifically, at least 75 percent of a REIT's annual gross income must be derived from passive real estate rents, royalties and gains including sales of our standing timber and other types of qualifying real estate income and no more than 25 percent of our gross income may consist of dividends from our taxable REIT subsidiaries and other passive non-real estate income.

This limitation on our ability to receive dividends from our taxable REIT subsidiaries may impact our ability to fund cash distributions to our shareholders using cash flows from our taxable REIT subsidiaries. We can, however, under current law, issue stock dividends for up to 80 percent of our regular dividend distribution.

Certain of our business activities are potentially subject to prohibited transactions tax.

As a REIT, we will be subject to a 100 percent tax on any net income from "prohibited transactions." In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales of performance fibers and wood products which we produce and sales of logs constitute prohibited transactions. In addition, dealer sales of timberlands or other real estate constitute prohibited transactions.

We intend to avoid the 100 percent prohibited transactions tax by conducting activities that would otherwise be prohibited transactions through one or more taxable REIT subsidiaries. We may not, however, always be able to identify timberland properties that become part of our "dealer" real estate sales business. Therefore, if we sell timberlands which we incorrectly identify as property not held for sale to customers in the ordinary course of business or which subsequently become properties held for sale to customers in the ordinary course of business, we face the potential of being subject to the 100 percent prohibited transactions tax.

Our cash dividends are not guaranteed and may fluctuate.

Generally, REITs are required to distribute 90 percent of their ordinary taxable income, but not their net capital gains income. Accordingly, we do not believe that we are required to distribute material amounts of cash since substantially all of our taxable income is treated as capital gains income. However, a REIT must pay corporate level tax on its undistributed capital gains.

Our Board of Directors, in its sole discretion, determines the amount of quarterly dividends to be provided to our shareholders based on consideration of a number of factors. These factors include, but are not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands, including those timberland properties that have higher and better uses. Consequently, our dividend levels may fluctuate.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

The following table details the significant properties we own, lease, or manage by reportable segment (acres in millions) at December 31, 2012:

Segment/Operations	Location	Total Acres	Fee-Owned Acres	Long-Term Leased Acres	Managed Acres
Forest Resources	Atlantic	1.1	0.8	0.3	—
	Gulf States	0.7	0.7	—	—
	Northern	0.5	0.5	—	—
	New Zealand (a)	0.3	—	—	0.3
	Total Forest Resources Acres	2.6	2.0	0.3	0.3
Real Estate	U.S.	0.1	0.1	—	—
Total Forest Resources and Real Estate Acres		2.7	2.1	0.3	0.3

		Capacity/Function	Owned/Leased
Performance Fibers	Jesup, Georgia	590,000 metric tons of pulp	Owned
	Fernandina Beach, Florida	155,000 metric tons of pulp	Owned
	Jesup, Georgia	Research Facility	Owned
Wood Products (b) (c)	Baxley, Georgia	120 million board feet of lumber	Owned
	Swainsboro, Georgia	125 million board feet of lumber	Owned
	Eatonton, Georgia	80 million board feet of lumber	Owned
Wood Chipping Facilities	Offerman, Georgia	800,000 short green tons of wood chips	Owned
	Eastman, Georgia	350,000 short green tons of wood chips	Owned
	Barnesville, Georgia	350,000 short green tons of wood chips	Owned
	Jarratt, Virginia	250,000 short green tons of wood chips	Owned
Corporate and Other	Jacksonville, Florida	Corporate Headquarters	Leased

(a) Represents acres under Rayonier management, owned by the JV, in which Rayonier has a 26 percent interest.

(b) These locations also have a combined annual production capacity of approximately 625,000 short green tons of wood chips.

(c) In January 2013, we announced plans to sell our Wood Products business to International Forest Products Limited for $80 million. The sale is expected to close in the first quarter of 2013.

Our manufacturing facilities are maintained through ongoing capital investments, regular maintenance and equipment upgrades. During 2012, our Performance Fibers manufacturing facilities produced at or near capacity levels for most of the year.

Item 3. LEGAL PROCEEDINGS

The Company has been named as a defendant in various lawsuits and claims arising in the normal course of business. While we have procured reasonable and customary insurance covering risks normally occurring in connection with our businesses, we have in certain cases retained some risk through the operation of self-insurance, primarily in the areas of workers' compensation, property insurance and general liability. In our opinion, these other lawsuits and claims, both individually and in the aggregate, are not expected to have a material adverse effect on our financial position, results of operations, or cash flow. In addition, see the Subsequent Event referenced in Note 16 — *Contingencies,* which is incorporated herein by reference.

For further information on environmental issues, see Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental Regulation,* Note 15 — *Liabilities for Dispositions and Discontinued Operations* and Note 16 — *Contingencies.*

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Prices of our Common Shares; Dividends

The table below reflects, for the quarters indicated, the dividends declared per share and the range of market prices of our Common Shares as reported in the consolidated transaction reporting system of the NYSE, the only exchange on which our shares are listed, under the trading symbol **RYN**.

	High	Low	Dividends
2012			
Fourth Quarter	$ 51.86	$ 47.45	$ 0.44
Third Quarter	$ 51.87	$ 44.82	$ 0.44
Second Quarter	$ 46.04	$ 41.33	$ 0.40
First Quarter	$ 47.56	$ 43.38	$ 0.40
2011			
Fourth Quarter	$ 45.28	$ 34.68	$ 0.40
Third Quarter	$ 45.37	$ 35.34	$ 0.40
Second Quarter	$ 44.88	$ 39.64	$ 0.36
First Quarter	$ 41.81	$ 35.28	$ 0.36

On February 26, 2013, the Company announced a first quarter dividend of 44 cents per share payable March 28, 2013, to shareholders of record on March 14, 2013. There were approximately 7,914 shareholders of record of our Common Shares on February 20, 2013.

Issuer Repurchases

In 1996, we began a Common Share repurchase program (the "anti-dilutive program") to minimize the dilutive effect on earnings per share of our employee incentive stock plans. This program limits the number of shares that may be purchased each year to the greater of 1.5 percent of outstanding shares at the beginning of the year or the number of incentive shares issued to employees during the year. In October 2000, July 2003 and October 2011, our Board of Directors authorized the purchase of additional shares totaling 2.1 million. These shares were authorized separately from the anti-dilutive program, and do not have expiration dates. In 2012, there were no shares repurchased under these plans. As of December 31, 2012, there were 3,765,587 shares available for repurchase.

Stock Performance Graph

The following graph compares the performance of Rayonier's Common Shares (assuming reinvestment of dividends) with a broad-based market index (Standard & Poor's ("S&P") 500), and two industry-specific indices (the Financial Times Stock Exchange ("FTSE") National Association of Real Estate Investment Trusts ("NAREIT") All Equity REITs Index and the S&P 1500 Paper and Forest Products Index).

The table and related information shall not be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.



$250
$200
$150
$100
$50
$0
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Rayonier Inc.
S&P 500
FTSE NAREIT All Equity REITs
S&P 1500 Paper & Forest Products Index

The data in the following table was used to create the above graph as of December 31:

	2007	2008	2009	2010	2011	2012
Rayonier Inc.	$ 100	$ 70	$ 99	$ 129	$ 171	$ 206
S&P 500®	$ 100	$ 63	$ 80	$ 92	$ 94	$ 109
FTSE NAREIT All Equity REITs	$ 100	$ 62	$ 80	$ 102	$ 110	$ 132
S&P© 1500 Paper & Forest Products Index	$ 100	$ 41	$ 81	$ 88	$ 96	$ 126

Item 6. SELECTED FINANCIAL DATA

The following financial data should be read in conjunction with our Consolidated Financial Statements.

	At or For the Years Ended December 31,				
	2012	2011	2010	2009	2008
	(dollar amounts in millions, except per share data)				
Profitability:					
Sales	$ 1,571	$ 1,489	$ 1,315	$ 1,169	$ 1,271
Operating income (a)	411	356	282	410	226
Net income (b)	279	276	218	313	149
Diluted earnings per common share	2.17	2.20	1.79	2.60	1.25
Financial Condition:					
Total assets	$ 3,123	$ 2,569	$ 2,364	$ 2,253	$ 2,082
Total debt (c)	1,270	847	768	700	747
Shareholders' equity	1,438	1,323	1,252	1,146	939
Shareholders' equity — per share	11.66	10.84	10.34	9.61	7.94
Cash Flows:					
Cash provided by operating activities (d)	$ 446	$ 432	$ 495	$ 307	$ 340
Cash used for investing activities					
Capital expenditures	$ 158	$ 145	$ 138	$ 92	$ 105
Purchase of timberlands and other (c)	107	321	5	—	234
Jesup mill cellulose specialties expansion	201	43	—	—	—
Other	7	(20)	—	1	(9)
Total cash used for investing activities	$ 473	$ 489	$ 143	$ 93	$ 330
Cash (provided by) used for financing activities	(229)	215	78	202	128
Depreciation, depletion and amortization	149	136	143	158	168
Cash dividends paid	207	185	164	158	157
Dividends paid — per share	$ 1.68	$ 1.52	$ 1.36	$ 1.33	$ 1.33
Non-GAAP Financial Measures:					
EBITDA (e)					
Forest Resources	$ 121	$ 110	$ 92	$ 77	$ 116
Real Estate	40	59	75	80	101
Performance Fibers	420	354	272	242	205
Wood Products	13	1	5	(6)	(2)
Other Operations	—	1	1	(3)	3
Corporate and other	(34)	(33)	(20)	178	(28)
Total EBITDA (a)	$ 560	$ 492	$ 425	$ 568	$ 395
Debt to EBITDA	2.3 to 1	1.7 to 1	1.8 to 1	1.2 to 1	1.9 to 1
Performance Ratios (%):					
Operating income to sales	26	24	21	35	18
Return on equity (f)	20	21	18	30	15
Return on capital (f)	11	13	11	18	9
Debt to capital	47	39	38	38	44
Other:					
Timberland and real estate acres — owned, leased, or managed, in millions of acres	2.7	2.7	2.4	2.5	2.6

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
Selected Operating Data:					
Forest Resources					
Sales volume (thousands of short green tons)					
Atlantic	3,310	3,406	3,571	4,532	4,452
Gulf States	2,011	1,335	1,359	1,726	2,167
Northern	1,947	1,665	1,369	1,402	1,971
Total	7,268	6,406	6,299	7,660	8,590
Real Estate — acres sold					
Development	261	606	472	789	501
Rural	16,237	14,821	15,868	15,628	15,845
Non-Strategic Timberlands	14,425	12,191	44,556	53,703	49,801
Total Acres Sold	30,923	27,618	60,896	70,120	66,147
Performance Fibers					
Sales volume (thousands of metric tons)					
Cellulose specialties	503	504	480	464	471
Absorbent materials	214	227	238	270	253
Total	717	731	718	734	724
Wood Products					
Lumber sales volume — in millions of board feet	287	264	243	224	321

(a) The 2011 results included a $7 million increase in a disposition reserve. The 2010 results included a gain of $12 million from the sale of a portion of the Company's interest in its JV. The 2009 results included income of $205 million related to the Alternative Fuel Mixture Credit ("AFMC").

(b) The 2011 results included a benefit of $16 million for the reversal of a reserve related to the taxability of the AFMC. The 2010 results included a tax benefit of $24 million for the Cellulosic Biofuel Producer Credit ("CBPC") and a gain of $12 million from the sale of a portion of the Company's interest in its JV. The 2009 results included income of $193 million related to the AFMC.

(c) Total timberland acquisitions for 2011 of $426 million included $105 million of notes assumed.

(d) The 2010 results included a cash refund from the Internal Revenue Service ("IRS") of $189 million related to the AFMC.

(e) EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is a non-GAAP valuation measure used by our Chief Operating Decision Maker, existing shareholders and potential shareholders to measure how the Company is performing relative to the assets under management. We reconcile EBITDA to Net Income for the Consolidated Company and Operating Income for the Segments, as those are the nearest GAAP measure for each. See the following page for a reconciliation of Operating Income to EBITDA in total and by segment. See Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations - Performance and Liquidity Indicators* for a reconciliation of Net Income to EBITDA.

(f) Return on equity is calculated by dividing net income by the average of the opening (1/1/XX) and ending (12/31/XX) shareholders' equity for each period presented. Return on capital is calculated by dividing net income by the sum of average shareholders' equity and average outstanding debt.

Reconciliation of Operating Income (Loss) by Segment to EBITDA by Segment
(dollars in millions)

	Forest Resources	Real Estate	Performance Fibers	Wood Products	Other	Corporate and other	Total
2012							
Operating income	$ 46	$ 32	$ 359	$ 10	$ —	$ (36)	$ 411
Add: Depreciation, depletion and amortization	75	8	61	3	—	2	149
EBITDA	$ 121	$ 40	$ 420	$ 13	$ —	$ (34)	$ 560
2011							
Operating income (loss) (a)	$ 47	$ 47	$ 298	$ (2)	$ 1	$ (35)	$ 356
Add: Depreciation, depletion and amortization	63	12	56	3	—	2	136
EBITDA	$ 110	$ 59	$ 354	$ 1	$ 1	$ (33)	$ 492
2010							
Operating income (b)	$ 33	$ 53	$ 214	$ 2	$ 1	$ (21)	$ 282
Add: Depreciation, depletion and amortization	59	22	58	3	—	1	143
EBITDA	$ 92	$ 75	$ 272	$ 5	$ 1	$ (20)	$ 425
2009							
Operating income (loss) (c)	$ 7	$ 56	$ 184	$ (11)	$ (3)	$ 177	$ 410
Add: Depreciation, depletion and amortization	70	24	58	5	—	1	158
EBITDA	$ 77	$ 80	$ 242	$ (6)	$ (3)	$ 178	$ 568
2008							
Operating income (loss)	$ 31	$ 80	$ 149	$ (7)	$ 3	$ (30)	$ 226
Add: Depreciation, depletion and amortization	85	21	56	5	—	2	169
EBITDA	$ 116	$ 101	$ 205	$ (2)	$ 3	$ (28)	$ 395

(a) Corporate and other included a $7 million increase in a disposition reserve. See Note 15 — *Liabilities for Dispositions and Discontinued Operations* for additional information.

(b) Corporate and other included a gain of $12 million from the sale of a portion of the Company's interest in the JV. See Note 5 — *Joint Venture Investment* for additional information.

(c) Corporate and other included $205 million related to the AFMC. See Note 8 — *Income Taxes — Alternative Fuel Mixture Credit ("AFMC") and Cellulosic Biofuel Producer Credit ("CBPC")* for additional information.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Our revenues, operating income and cash flows are primarily derived from three core business segments: Forest Resources, Real Estate and Performance Fibers. We own or lease (under long-term agreements) approximately 2.4 million acres of timberland and real estate in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, New York, Oklahoma, Texas and Washington. We also manage and have a 26 percent interest in a joint venture with 0.3 million acres of timberland in New Zealand. We believe we are the seventh largest private landowner in the United States. Our Real Estate business seeks to maximize the value of our properties which are more valuable for development, recreational or conservation uses than for growing timber, and sell our non-strategic timberland. Our Performance Fibers business has been a supplier of premier cellulose specialty grades of pulp for over eighty-five years and we are on schedule to complete the cellulose specialties expansion ("CSE") at our Jesup, Georgia mill in mid-2013.

We have consistently generated strong cash flows and operating results by focusing on the following critical financial measures: segment operating income and EBITDA, cash available for distribution in total and on a per-share basis, debt to EBITDA ratio, debt to capital ratio, return on equity, return on fair market value (Forest Resources and Real Estate) and return on capital employed (Performance Fibers). Key non-financial measures include safety and environmental performance, quality, production as a percent of capacity and various yield statistics.

Our focus is on cash generation, effective allocation of capital and maximizing returns for shareholders. Our strategy consists of the following key elements:

- Increase the size and quality of our timberland holdings through timberland acquisitions while selling timberland that no longer meets our strategic or financial return requirements. This strategy, which requires a disciplined approach and rigorous adherence to strategic and financial metrics, can result in significant year-to-year variation in timberland acquisitions and divestitures. For example, we acquired 88,000 acres of timberland in 2012, 308,000 acres in 2011, 3,000 acres in 2010, none in 2009, and 110,000 acres in 2008. We sold approximately 14,000, 12,000 and 45,000 acres of non-strategic timberland in 2012, 2011 and 2010, respectively.
- Extract maximum value from our HBU properties. In prior years our focus on development properties was to obtain entitlements. Our entitlement efforts are largely complete as we have approximately 39,000 acres entitled in Florida and Georgia. We now will continue to work on monetizing these properties. For our prime industrial and commercial properties, we have focused on mega-site certification. In 2012 we achieved certification of 1,400 acres in Bryan County, GA as development-ready for large industrial or commercial uses. We have also made significant progress on certification of an 1,800 acre industrial site in Nassau County, FL. We will continue our rural HBU program of sales for conservation, recreation and industrial uses. Our primary markets are in our Southern U.S. holdings.
- Maintain our global leadership in high purity cellulose specialties through investments to increase capacity, and improve product quality and technical expertise. In May 2011, our Board of Directors approved the CSE to convert a fiber line at our Jesup, Georgia mill from production of absorbent materials to cellulose specialties. The CSE will add approximately 190,000 metric tons of cellulose specialties capacity, bringing total cellulose specialties capacity to about 675,000 metric tons. Production of cellulose specialties is expected to gradually increase to capacity by 2015. Customer commitments for the additional volume exceed 85 percent. Upon completion of this $375 million to $390 million project, we will be exiting the more commodity-like absorbent materials business (estimated 260,000 metric tons of capacity). This expansion will help further differentiate our business as we will be able to increase our focus on high-end specialty pulp and the development of customer specific applications. The project remains on schedule for a mid-2013 start-up.

As part of our strategy to focus only on specialty manufacturing, we agreed to sell our Wood Products business for $80 million. This sale is expected to close in the first quarter of 2013.

Management and our Board of Directors have developed a long-range planning process for the growth of our three core businesses. Our long-range planning process incorporates strategic factors such as allocation of capital, market forces and risks, access to capital, the competitive landscape and continued compliance with REIT requirements (particularly in view of the continued growth of our Performance Fibers business). We are committed to having an unencumbered approach to grow each of our three core businesses. Any actions we may take in the future with respect to changing strategic factors will be focused on ensuring each of our businesses can take advantage of growth opportunities while maximizing value for our shareholders.

We continuously evaluate our capital structure. Our year-end debt-to-capital ratio was 47 percent and our debt-to-EBITDA ratio was 2.3 times, while our net debt-to-EBITDA ratio was 1.8 times. We believe that a debt-to-EBITDA ratio of up to three times is appropriate to keep our weighted-average cost of capital low while maintaining an investment grade debt rating as well as retaining the flexibility to actively pursue growth opportunities.

We have historically maintained conservative leverage and believe in keeping ample liquidity and financial flexibility. Maintaining an investment grade debt rating has been a key element of this overall financial strategy as it historically allowed access to corporate debt markets even in difficult economic conditions. Our activity in capital markets the past year included the following:

- In March 2012, we issued $325 million of 3.75% Senior Notes due 2022. Approximately $150 million of the proceeds from these notes were used to repay borrowings under our revolving credit facility.
- The 3.75% Senior Exchangeable Notes matured in October 2012 and the outstanding principal balance of $300 million was paid in cash, financed through borrowings on the Company's revolving credit facility.
- In October 2012, we amended the revolving credit facility to take advantage of better pricing, improve covenants and change the debt ceiling calculation to provide additional borrowing capacity. The April 2016 expiration date was not changed.
- In December 2012, the Company entered into a $640 million term credit agreement, which allows borrowings up to $640 million through December 2017 under a maximum of five advances. At closing, TRS borrowed $300 million and used the proceeds to pay down borrowings on the revolving credit facility, leaving $340 million of available capacity under the term credit agreement.

We had $171 million of available borrowing capacity on the amended revolving credit facility as of December 31, 2012. See Note 11 — *Debt* for additional information on these transactions.

We maintain four qualified defined benefit plans and one unfunded plan to provide benefits in excess of amounts allowable in qualified plans under current tax law. At December 31, 2012, our qualified plans were underfunded $98 million versus $86 million at December 31, 2011 primarily due to a decrease in the discount rate from 4.20 percent to 3.70 percent. Our unfunded plan's liabilities increased from $31 million at December 31, 2011 to $35 million at December 31, 2012, also due to the decline in the discount rate. Although we have no pension contribution requirements in 2013, we may make discretionary pension contributions.

Our strategic capital is expected to be allocated primarily to our Performance Fibers segment for completion of the Jesup mill CSE and to the Forest Resources segment for timberland acquisitions. We do not have any debt repayment requirements in 2013 but may incur additional debt in conjunction with strategic opportunities that would cause us to exceed the debt-to-capital ratio mentioned above.

In 2012, our annual dividend was $1.68 per share, reflecting a third quarter increase in the quarterly dividend from $0.40 per share to $0.44 per share. Our 2013 dividend payments are expected to total $223 million assuming no change in the current rate.

Overall, we believe we have adequate liquidity and sources of capital to run our businesses efficiently and effectively and to maximize the value of assets under management. We expect cash flow from operations, proceeds from the Wood Products sale and debt available under our term credit agreement to adequately cover planned capital expenditures (including strategic outlays), interest expense and dividends in 2013.

Operational Strategies

Timber is sold primarily through an auction process, although it is also marketed through log supply agreements (primarily in the Northern region). We operate Forest Resources as a stand-alone business, requiring our Performance Fibers and lumber mills to compete with third-party bidders for timber, primarily at auction. This promotes realizing market value and generating a true measure of fair value returns in Forest Resources while minimizing the possibility of our manufacturing facilities being subsidized with below-market cost wood. We focus on optimizing Forest Resources returns by continually improving productivity and yields beginning with genetically superior seedlings from our own nurseries and through advanced silvicultural practices which take into account soil, climate and biological considerations. We also actively pursue other non-timber sources of income, primarily hunting and other recreational licenses. Finally, we evaluate timberland acquisitions and pursue those that meet various financial and strategic criteria.

A significant portion of our acreage is more valuable for development, recreational or conservation purposes than for growing timber. To maximize the value of our development properties, our strategy has been to engage in value-added entitlement activities versus selling real estate in bulk without entitlements. Our entitlement efforts are largely complete as we now have approximately 7,900 acres of entitled land in Georgia and 31,200 acres of entitled land in Florida. We will now begin to actively market these properties in order to monetize them. Additionally, in 2012 we continued our strategy of selling non-strategic timberland holdings, which enables us to redeploy capital to higher returning assets.

In Performance Fibers, our focus is to differentiate our business by developing and improving products for customer specific applications and to improve our position as a premier supplier of cellulose specialties. In 2012, cellulose specialties accounted for

70 percent of our sales volume, with the balance in absorbent materials consisting primarily of fluff pulp. We are a market leader in cellulose specialties, utilizing our considerable technical applications expertise to customize products to exacting customer specifications, which allows differentiation from most competitors. Fluff pulp is a semi-commodity with limited opportunity for differentiation other than by price and customer service. There are a number of much larger companies in the fluff pulp market and we are not a market leader. These factors were major considerations in our decision to proceed with the CSE project and exit the fluff market. Cost control is a critical element to remaining competitive in the Performance Fibers markets. The keys to success are operating continuously, safely, and efficiently while closely managing raw material and conversion costs. Capital expenditures typically are directed toward cost reduction, product enhancements, environmental requirements and efficiency projects.

In January 2013, we reached an agreement to sell our Wood Products business consisting of three sawmills. The sale is expected to close in the first quarter of 2013.

Our capital expenditures totaled $158 million in 2012, excluding the CSE and strategic acquisitions. For 2013, non-strategic capital expenditures are expected to range from $140 million to $145 million and will be invested primarily in Performance Fibers on cost reduction and efficiency projects and in silvicultural investments in our timberlands. In 2013, spending is expected to decrease from the prior year primarily due to the completion of a number of projects at our Fernandina mill at the end of 2012 and the first half of 2013. We expect 2013 spending on completion of the CSE to range between $130 million and $145 million.

Industry and Market Conditions

In 2012, demand for pulpwood was strong in the Gulf States and Atlantic regions as pulp mills continued to operate at full capacity and demand for bioenergy continued. The market was impacted by a decreased supply of pulpwood in the Gulf States with poor logging conditions due to wet weather. Domestic demand for sawtimber gained strength due to slight improvements in the housing market. Export sawtimber markets in the Pacific Northwest region showed continued weakness during the first half of the year primarily due to reduced Chinese demand for logs with some price recovery exhibited in the fourth quarter. We anticipate Chinese demand for logs will continue to strengthen during 2013. Overall, we expect 2013 timber demand and pricing to exceed 2012 levels as general economic conditions improve in the U.S. and Chinese demand returns.

In Real Estate, we expect the demand for development property to slowly return with the modestly improving housing market and overall economic climate. However, there are indications of increasing development interest in some local markets.

In Performance Fibers, demand remains strong for our cellulose specialties fibers. Sales are typically made under multi-year contracts, which establish target volumes at the beginning of each year and buffer some of the changes in supply and demand typically seen in worldwide commodity pulp and paper markets. We have long-term contracts with the world's largest manufacturers of acetate-based products and other key customers that extend through 2013 to 2017 and represent a significant majority of our high value cellulose specialties production. Our recognized technical and market leadership has allowed us to maintain strong pricing across our cellulose specialties product lines.

Absorbent materials prices declined during 2012 as market conditions weakened. We expect average 2013 prices to be below 2012. Sales of absorbent materials are typically made with an annual volume agreement that allows price to move with the market during the year. During 2013, we will exit this market when we complete the CSE project.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires us to make estimates, assumptions and judgments that affect our assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our Annual Report on Form 10-K. We base these estimates and assumptions on historical data and trends, current fact patterns, expectations and other sources of information we believe are reasonable. Actual results may differ from these estimates.

Merchantable inventory and depletion costs as determined by forestry timber harvest models

Significant assumptions and estimates are used in the recording of timberland inventory cost and depletion. Merchantable standing timber inventory is estimated by our land information services group annually, using industry-standard computer software. The inventory calculation takes into account growth, in-growth (annual transfer of oldest pre-merchantable age class into merchantable inventory), timberland sales and the annual harvest specific to each business unit. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors.

An annual depletion rate is established for each particular region by dividing merchantable inventory book cost by standing merchantable inventory. Pre-merchantable records are maintained for each planted year age class, recording acres planted, stems per acre and costs of planting and tending. Changes in the assumptions and/or estimations used in these calculations may affect our timber inventory and depletion costs. Factors that can impact timber volume include weather changes, losses due to natural causes, differences in actual versus estimated growth rates and changes in the age when timber is considered merchantable. A three percent company-wide change in estimated standing merchantable inventory would cause 2012 depletion expense to change by approximately $2 million.

Acquisitions of timberland can also affect the depletion rate. Upon the acquisition of timberland, we make a determination on whether to combine the newly acquired merchantable timber with an existing depletion pool or to create a new separate pool. The determination is based on the geographic location of the new timber, the customers/markets that will be served and species mix. In the fourth quarter of 2012, we acquired an additional 62,600 acres in the Gulf States region. Although 2012 depletion expense was not significantly impacted, we anticipate 2013 depletion to change by approximately $0.5 million. In 2011, we acquired approximately 308,000 acres of timberland mainly located in the Gulf States region resulting in a higher depletion rate. The acquisition did not significantly impact 2011 depletion expense but increased 2012 depletion expense by $2.2 million.

Depreciation and impairment of long-lived assets

Depreciation expense is computed using the units-of-production method for the Performance Fibers plant and equipment and the straight-line method on all other property, plant and equipment over the useful economic lives of the assets involved. We believe that these depreciation methods are the most appropriate under the circumstances as they most closely match revenues with expenses versus other generally accepted accounting methods. Long-lived assets are periodically reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Cash flows used in such impairment analyses are based on long-range plan projections, which take into account recent sales and cost data as well as macroeconomic drivers such as customer demand and industry capacity. The physical life of equipment, however, may be shortened by economic obsolescence caused by environmental regulation, competition or other causes.

Environmental costs associated with dispositions and discontinued operations

At December 31, 2012, we had $82 million of accrued liabilities for environmental costs relating to past dispositions and discontinued operations. Numerous cost assumptions are used in estimating these obligations. Factors affecting these estimates include changes in the nature or extent of contamination, changes in the content or volume of the material discharged or treated in connection with one or more impacted sites, requirements to perform additional or different assessment or remediation, changes in technology that may lead to additional or different environmental remediation strategies, approaches and workplans, discovery of additional or unanticipated contaminated soil, groundwater or sediment on or off-site, changes in remedy selection, changes in law or interpretation of existing law and the outcome of negotiations with governmental agencies or non-governmental parties. We periodically review our environmental liabilities and also engage third-party consultants to assess our ongoing remediation of contaminated sites. A significant change in any of the estimates could have a material effect on the results of our operations. Typically, these cost estimates do not vary significantly on a quarter to quarter basis, although there can be no assurance that such a variance will not occur in the future. In 2012 and 2011, we increased the liability by $1 million and $7 million, respectively. See Note 15 — *Liabilities for Dispositions and Discontinued Operations* for additional information.

Determining the adequacy of pension and other postretirement benefit assets and liabilities

We have four qualified benefit plans which cover most of our U.S. workforce and an unfunded plan to provide benefits in excess of amounts allowable under current tax law to certain participants in the qualified plans. All plans are currently closed to new participants. Pension expense for all plans was $19 million in 2012. Numerous estimates and assumptions are required to determine the proper amount of pension and postretirement liabilities and annual expense to record in our financial statements. The key assumptions include discount rate, return on assets, salary increases, health care cost trends, mortality rates, longevity and service lives of employees. Although there is authoritative guidance on how to select most of these assumptions, we exercise some degree of judgment when selecting these assumptions based on input from our actuary. Different assumptions, as well as actual versus expected results, would change the periodic benefit cost and funded status of the benefit plans recognized in the financial statements.

In determining pension expense in 2012, a $25 million return was assumed based on an expected long-term rate of return of 8.5 percent. The actual return for 2012 was a gain of $42 million, or 14 percent. Our long-term return assumption was established based on historical long-term rates of return on broad equity and bond indices, discussions with our actuary and investment advisors and consideration of the actual annualized rate of return from 1994 (the date of our spin-off from ITT Corporation) through 2012. At the end of 2012, we reviewed this assumption for reasonableness and determined that the 2012 long-term rate of return assumption should remain at 8.5 percent. At December 31, 2012, our asset mix consisted of 66 percent equities, 31 percent bonds and three percent real estate equity funds. We do not expect this mix to change materially in the near future.

In determining future pension obligations, we select a discount rate based on information supplied by our actuary. The actuarial rates are developed by models which incorporate high quality (AA rated), long-term corporate bond rates into their calculations. The discount rate decreased from 4.20 percent at December 31, 2011 to 3.70 percent at December 31, 2012.

The Company's pension plans were underfunded by $134 million at December 31, 2012, a $16 million decrease in funding status from December 31, 2011 due primarily to the decreased discount rate. We had no mandatory pension contributions and did not make discretionary contributions to our qualified pension plans in 2012 or 2011. We made discretionary contributions of $50 million in 2010. Future requirements will vary depending on actual investment performance, changes in valuation assumptions, interest rates and requirements under the Pension Protection Act. See Note 20 — *Employee Benefit Plans* for additional information.

In 2013, we expect pension expense to be slightly above 2012 due to an increase in the amortization of actuarial losses resulting from a decrease in the discount rate. Future pension expense will be impacted by many factors including actual investment performance, changes in discount rates, timing of contributions and other employee related matters.

The sensitivity of pension expense and projected benefit obligation to changes in economic assumptions is highlighted below:

	Impact on:	
Change in Assumption	**Pension Expense**	**Projected Benefit Obligation**
25 bp decrease in discount rate	+ 1.5 million	+ 15.8 million
25 bp increase in discount rate	- 1.5 million	- 14.9 million
25 bp decrease in long-term return on assets	+ 0.7 million	
25 bp increase in long-term return on assets	- 0.7 million	

Realizability of both recorded and unrecorded tax assets and tax liabilities

As a REIT, our Forest Resources operations are generally not subject to income taxation. As such, our income taxes can vary significantly based on the mix of income between our REIT and TRS businesses, thereby impacting our effective tax rate and the amount of taxes paid during fiscal periods. Therefore, our projection of estimated income tax for the year and our provision for quarterly income taxes, in accordance with generally accepted accounting principles, may have significant variability. Similarly, the assessment of the ability to realize certain deferred tax assets, or estimate deferred tax liabilities, may be subjective.

We have recorded certain deferred tax assets that we believe will be realized in future periods. These assets are reviewed periodically in order to assess their realizability. This review requires us to make assumptions and estimates about future profitability affecting the realization of these tax benefits. If the review indicates that the realizability may be less than likely, a valuation allowance is recorded at that time.

Our income tax returns are subject to examination by U.S. federal, state, and foreign taxing authorities. In evaluating the tax benefits associated with various tax filing positions, we record a tax benefit for an uncertain tax position if it is more-likely-than-not to be realized upon ultimate settlement of the issue. We record a liability for an uncertain tax position that does not meet this criterion. The liabilities for unrecognized tax benefits are adjusted in the period in which it is determined the issue is settled with the taxing authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new facts or information becomes available. See Note 8 — *Income Taxes* for additional information about our unrecognized tax benefits.

Summary of our results of operations for the three years ended December 31:

<u>**Financial Information (in millions)**</u>	**2012**	**2011**	**2010**
Sales			
Forest Resources			
Atlantic	$ 64	$ 71	$ 72
Gulf States	45	31	29
Northern	110	102	67
New Zealand	11	11	9
Total Forest Resources	230	215	177
Real Estate			
Development	2	4	3
Rural	39	33	28
Non-Strategic Timberlands	16	34	65
Total Real Estate	57	71	96
Performance Fibers			
Cellulose specialties	935	824	686
Absorbent materials	158	196	195
Total Performance Fibers	1,093	1,020	881
Wood Products	88	68	68
Other Operations	105	122	102
Intersegment Eliminations	(2)	(7)	(9)
Total Sales	$ 1,571	$ 1,489	$ 1,315
Operating Income (Loss)			
Forest Resources	$ 46	$ 47	$ 33
Real Estate	32	47	53
Performance Fibers	359	298	214
Wood Products	10	(2)	2
Other Operations	—	1	1
Corporate and other (a)	(36)	(35)	(21)
Operating Income	411	356	282
Interest Expense	(45)	(51)	(50)
Interest/Other Income	1	1	1
Income Tax Expense (b)	(88)	(30)	(15)
Net Income	$ 279	$ 276	$ 218

(a) The 2011 results included a $7 million increase in a disposition reserve. See Note 15 — *Liabilities for Dispositions and Discontinued Operations* for additional information. The 2010 results included a gain of $12 million from the sale of a portion of the Company's interest in the JV. See Note 5 — *Joint Venture Investment* for additional information.

(b) The 2011 results included a benefit of $16 million from the reversal of a reserve related to the taxability of the AFMC. The 2010 results included a tax benefit of $24 million for the CBPC. See Note 8 — *Income Taxes* for additional information.

Results of Operations, 2012 versus 2011

Forest Resources

Sales (in millions)	2011	Changes Attributable to: Price	Volume/ Mix/Other	2012
Atlantic	$ 71	$ 4	$ (11)	$ 64
Gulf States	31	—	14	45
Northern	102	(13)	21	110
New Zealand	11	—	—	11
Total Sales	$ 215	$ (9)	$ 24	$ 230

Operating Income (in millions)	2011	Changes Attributable to: Price	Volume/ Mix	Cost/ Other	2012
Atlantic	$ 11	$ 4	$ (1)	$ 3	$ 17
Gulf States	2	—	3	1	6
Northern	29	(13)	8	(3)	21
New Zealand/Other	5	—	—	(3)	2
Total Operating Income	$ 47	$ (9)	$ 10	$ (2)	$ 46

The Atlantic region's sales decreased from the prior year, primarily due to lower volumes as 2011 results included fire salvage timber. The decline in volume was partially offset by a 12 percent increase in 2012 pine stumpage prices as 2011 prices were negatively impacted by the fire salvage timber. Operating income improved from 2011 due to higher sales prices and non-timber income. The 2011 results also included approximately $2 million of write-downs from forest fires.

The Gulf States' sales and operating income increased from 2011 as volumes rose 51 percent, primarily due to the integration of the 2011 timberland acquisitions and higher non-timber income.

In the Northern region, sales increased from the prior year primarily due to higher volumes of delivered wood in the Northwest. However, operating income decreased primarily due to an eight percent decrease in price as a result of weaker Asian demand and higher logging and transportation costs.

The New Zealand sales represent timberland management fees for services provided to the JV, Matariki Forestry Group ("Matariki"). The operating income primarily represents the JV's equity earnings which decreased from 2011 mainly due to weaker Asian demand and lower carbon credit sales.

Real Estate

Our real estate holdings are primarily in the southeastern U.S. We segregate these real estate holdings into three groups: development HBU, rural HBU and non-strategic timberlands. Our strategy is to extract maximum value from our HBU properties while selling non-strategic holdings to allow reinvestment in more strategic properties.

Sales (in millions)	2011	Changes Attributable to: Price	Volume/ Mix	2012
Development	$ 4	$ —	$ (2)	$ 2
Rural	33	2	4	39
Non-Strategic Timberlands	34	(23)	5	16
Total Sales	$ 71	$ (21)	$ 7	$ 57

Operating Income (in millions)	2011	Changes Attributable to: Price	Volume/ Mix	Cost/ Other	2012
Total Operating Income	$ 47	$ (21)	$ 5	$ 1	$ 32

As expected, 2012 sales and operating income decreased from prior year as 2011 results included a 6,300 acre non-strategic sale at $3,995 per acre and a $6 million property tax settlement covering several prior years. The lower 2012 results were partially offset by higher rural HBU volume and prices of ten percent and six percent, respectively.

Performance Fibers

Sales (in millions)	2011	Changes Attributable to: Price	Volume/ Mix	2012
Cellulose specialties	$ 824	$ 112	$ (1)	$ 935
Absorbent materials	196	(26)	(12)	158
Total Sales	$ 1,020	$ 86	$ (13)	$ 1,093

Cellulose specialties sales improved as prices increased 14 percent from the prior year due to continued strong demand. Absorbent materials prices declined 15 percent due to market weakness, while volumes were six percent lower due to a production shift to cellulose specialties.

Operating Income (in millions)	2011	Changes Attributable to: Price	Volume/ Mix	Cost/Other	2012
Total Operating Income	$ 298	$ 86	$ (3)	$ (22)	$ 359

In 2012, operating income improved from the prior year as higher cellulose specialties prices more than offset increased wood, chemical and labor costs. The 2011 results were also negatively impacted by a $6 million write-off related to process equipment changes needed for the CSE project.

We are on schedule to complete the CSE project in mid-2013. The cost of the project is expected to exceed our initial engineering estimate of $300 million by approximately 25 percent to 30 percent. This change is primarily due to underestimates of the cost required for certain elements of the project, labor costs incurred to hold schedule and scope changes necessitated after the detailed engineering was completed. Despite the increased cost on this large, complex and fast-track project, we expect the internal rate of return on the project to be within the initial 17 percent to 20 percent range as the current and projected future price differential between cellulose specialties and absorbent materials has widened.

Upon completion of the CSE, we will undergo a phase-in period to complete customer qualifications. As such, 2013 will be a transition year for Performance Fibers with an expected five to ten percent decrease in operating income compared to our record 2012 results. After the phase-in period, we will be exiting the more commodity-like absorbent materials business and transitioning to producing only cellulose specialties. When this occurs, we anticipate total sales and operating income to increase as we expect the higher prices received on the additional cellulose specialties volumes to more than offset expected cost increases of approximately 11 percent and the net 70,000 metric ton reduction in overall production capacity. For the year ended December 31, 2012, our cellulose specialties average sales price of $1,859 per metric ton was $1,139 above our absorbent materials average sales price per metric ton. We expect our costs to increase during the CSE phase-in due to higher conversion costs and depreciation.

Wood Products

Sales (in millions)	2011	Changes Attributable to: Price	Volume	2012
Total Sales	$ 68	$ 14	$ 6	$ 88

Operating (Loss) Income (in millions)	2011	Changes Attributable to: Price	Volume/ Cost	2012
Total Operating (Loss) Income	$ (2)	$ 14	$ (2)	$ 10

Sales and operating income increased over the prior year by $20 million and $12 million, respectively, primarily due to higher prices. In January 2013, we announced the sale of the Wood Products business for $80 million, which is expected to close in the first quarter of 2013 and result in an after-tax gain of approximately $40 million.

Other Operations

Sales declined from 2011 as weakened export demand resulted in lower log trading volumes and prices. The decrease in operating income was also due to unfavorable foreign exchange rates.

Corporate and Other Expense/Eliminations

The 2011 results include a $7 million increase in a disposition reserve, discussed at Note 15 — *Liabilities for Dispositions and Discontinued Operations*. Excluding this special item, 2012 corporate and other expenses increased primarily due to higher benefit and business development costs.

Interest Expense and Interest/Other Income

Interest expense was $6 million below the prior year due to higher capitalized interest on the CSE project and lower borrowing rates. Interest/other income was comparable to the prior year.

Income Tax Expense

The full year effective tax rate was 24.1 percent compared to 9.9 percent in 2011 primarily due to several non-routine tax items. Excluding these items, the 2012 effective tax rate was 27.9 percent, up from 24.6 percent in the prior year. The higher 2012 rate was due to proportionately higher earnings from the TRS. See Note 8 — *Income Taxes* for additional information regarding the provision for income taxes and the non-routine tax items.

Outlook for 2013

In Forest Resources, we expect an improving housing market and strengthening Asian exports to drive higher sawlog demand and prices. In Real Estate, we anticipate a significantly improved year driven by higher demand for our non-strategic properties and continued solid interest for our rural recreational and conservation properties. In Performance Fibers, 2013 will be a transition year as we bring the CSE project online, begin qualifying our new cellulose specialties product with customers and exit the absorbent materials business. However, we again expect strong results from this business, although below last year's record results, primarily due to additional costs and lower volumes from the CSE transition, and weaker absorbent materials prices. Overall, excluding the impact of the sale of our Wood Products business, we expect operating income and earnings per share ("EPS") will be slightly above 2012, and that CAD will increase by five to ten percent.

Our 2013 outlook is subject to a number of variables and uncertainties, including those discussed at Item 1A — *Risk Factors*.

Results of Operations, 2011 versus 2010

Forest Resources

Effective first quarter 2011, we reorganized our United States timber operations from the Eastern and Western regions into the Atlantic (Florida and Georgia), Gulf States (Alabama, Arkansas, Louisiana, Mississippi, Oklahoma and Texas) and Northern (New York and Washington) regions. Additionally, we renamed the Timber segment, Forest Resources. All prior periods presented have been restated to conform to this new structure.

		Changes Attributable to:		
Sales (in millions)	**2010**	**Price**	**Volume/ Mix/Other**	**2011**
Atlantic	$ 72	$ —	$ (1)	$ 71
Gulf States	29	1	1	31
Northern	67	25	10	102
New Zealand	9	—	2	11
Total Sales	$ 177	$ 26	$ 12	$ 215

Operating Income (in millions)	2010	Changes Attributable to: Price	Volume/ Mix	Cost/Other	2011
Atlantic	$ 17	$ —	$ (1)	$ (5)	$ 11
Gulf States	9	1	(1)	(7)	2
Northern	7	25	6	(9)	29
New Zealand/Other	—	—	—	5	5
Total Operating Income	$ 33	$ 26	$ 4	$ (16)	$ 47

The Atlantic region's sales and operating income decreased from the prior year as volumes declined five percent reflecting lower sawlog demand and the region recognized $2 million of fire losses.

The Gulf States' sales increased while operating income declined from 2010 primarily due to a geographic mix shift from Alabama (which has lower cost timber) to Texas and Arkansas. Additionally, the markets softened as supply increased due to dry weather and forest fires. The Gulf States' results also reflect $1 million of fire losses.

In the Northern region, sales and operating income increased from the prior year primarily due to strong export demand from Asian markets. Price and volume increases of 25 percent and 22 percent, respectively, were partially offset by higher logging and transportation costs.

The New Zealand sales represent timberland management fees for services provided to the Matariki JV. The operating income primarily represents equity earnings related to the JV's activities which have increased from 2010 mainly due to higher export prices and the sale of carbon credits.

Real Estate

Sales (in millions)	2010	Changes Attributable to: Price	Volume/ Mix	2011
Development	$ 3	$ 1	$ —	$ 4
Rural	28	7	(2)	33
Non-Strategic Timberlands	65	16	(47)	34
Total Sales	$ 96	$ 24	$ (49)	$ 71

Operating Income (in millions)	2010	Changes Attributable to: Price	Volume/ Mix	Cost/Other	2011
Total Operating Income	$ 53	$ 24	$ (29)	$ (1)	$ 47

Full year sales and operating income were $25 million and $6 million below 2010, respectively, primarily reflecting 32,365, or 73 percent, fewer non-strategic timberland acres sold. This decline was partially offset by improved results in rural HBU sales. While rural HBU volumes declined by 1,047 acres, or seven percent, prices increased by 29 percent mainly due to site specific characteristics. Operating income in 2011 also benefited from a $6 million property tax settlement covering years 2005 through 2010; however, this benefit was offset by higher costs due to property mix.

Performance Fibers

Sales (in millions)	2010	Changes Attributable to: Price	Volume/ Mix	2011
Cellulose specialties	$ 686	$ 105	$ 33	$ 824
Absorbent materials	195	10	(9)	196
Total Sales	$ 881	$ 115	$ 24	$ 1,020

Cellulose specialties sales improved as prices and volumes increased 15 percent and five percent from the prior year, respectively, reflecting strong demand and a production shift from absorbent materials to cellulose specialties.

Absorbent materials sales were relatively consistent with 2010 as a six percent increase in prices, primarily from higher prices in the first half of the year, offset a five percent decline in sales volumes from the production shift previously discussed.

Operating Income (in millions)	2010	Changes Attributable to: Price	Volume/ Mix	Cost/Other	2011
Total Operating Income	$ 214	$ 115	$ 9	$ (40)	$ 298

In 2011, operating income improved from 2010 as increased cellulose specialties sales and absorbent materials prices more than offset higher input and transportation costs. The 2011 results were also negatively impacted by a $6 million write-off related to process equipment changes needed for the CSE project.

Wood Products

Sales (in millions)	2010	Changes Attributable to: Price	Volume	2011
Total Sales	$ 68	$ (6)	$ 6	$ 68

Operating Income (Loss) (in millions)	2010	Changes Attributable to: Price	Costs	2011
Total Operating Income (Loss)	$ 2	$ (6)	$ 2	$ (2)

Sales in 2011 were consistent with the prior year while operating income decreased reflecting an eight percent decline in price due to weak market conditions, partially offset by an eight percent increase in sales volumes mainly due to higher production. Our sawmills continue to produce at a reduced capacity due to a weak housing market.

Other Operations

Sales improved from 2010 primarily due to higher export demand; however, operating income was consistent with the prior year reflecting low margins.

Corporate and Other Expense/Eliminations

The 2011 results include a $7 million increase in a disposition reserve. See Note 15 — *Liabilities for Dispositions and Discontinued Operations* for additional information. The 2010 results include a first quarter gain of $12 million from the sale of a portion of the Company's interest in the JV. See Note 5 — *Joint Venture Investment* for additional information. Excluding these special items, corporate and other expenses were $4 million below the prior year as 2010 included a $3 million accrual for closed facilities.

Interest Expense and Interest/Other Income

Interest expense and interest/other income were comparable to the prior year.

Income Tax Expense

The full year effective tax rate was 9.9 percent compared to 6.5 percent in 2010. Excluding non-routine items, the effective tax rate was 24.6 percent, up from 18.2 percent in 2010. The higher rate in 2011 was due to proportionately higher earnings from the TRS. See Note 8 — *Income Taxes* for additional information regarding the provision for income taxes and the non-routine tax items.

Liquidity and Capital Resources

Our operations have generally produced consistent cash flows and required limited capital resources. Short-term borrowings have helped fund cyclicality and seasonality in working capital needs and long-term debt has been used to fund major acquisitions and strategic projects.

Summary of Liquidity and Financing Commitments (in millions of dollars)

	As of December 31,		
	2012	2011	2010
Cash and cash equivalents	$ 281	$ 79	$ 349
Total debt	1,270	847	768
Shareholders' equity	1,438	1,323	1,252
Total capitalization (total debt plus equity)	2,708	2,170	2,020
Debt to capital ratio	47%	39%	38%

Our 2012 total debt and debt-to-capital ratio increased from 2011 primarily due to the CSE expansion, timberland acquisitions and the timing of borrowings. See Note 11 — *Debt* for additional information.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for each of the past three years ended December 31 (in millions of dollars):

	2012	2011	2010
Total cash provided by (used for):			
Operating activities	$ 446	$ 432	$ 495
Investing activities	(473)	(489)	(143)
Financing activities	229	(215)	(78)
Effect of exchange rate changes on cash	—	1	—
Increase (decrease) in cash and cash equivalents	$ 202	$ (271)	$ 274

Cash Provided by Operating Activities

Cash provided by operating activities in 2012 increased from the prior year primarily due to favorable operating results in our Performance Fibers segment partially offset by higher cash taxes as 2011 benefited from several non-routine tax items.

Cash provided by operating activities in 2011 decreased from the prior year as 2010 included a $189 million refund related to the AFMC. Excluding the impact of this receipt, cash provided by operating activities increased $126 million primarily due to higher earnings in our Performance Fibers segment and a $50 million decrease in pension contributions.

Cash Used for Investing Activities

Cash used for investing activities decreased in 2012 as 2011 included $321 million in strategic timberland acquisitions compared to $107 million in 2012. This decrease was partially offset by a $158 million increase in spending on the CSE project, a $19 million increase in restricted cash due to the timing of like-kind exchanges and a $13 million increase in non-strategic capital expenditures.

Cash used for investing activities in 2011 rose from 2010 primarily due to an increase in strategic capital which included $321 million for timberland acquisitions and $43 million for the Jesup mill CSE. This was partially offset by changes in restricted cash due to the timing of like-kind exchange transactions.

Cash Provided by (Used for) Financing Activities

Cash provided by financing activities in 2012 increased from the prior year as 2012 included net debt borrowings of $416 million, compared to net repayments of $39 million in 2011. Additionally, proceeds on stock options exercised increased $12 million. These cash inflows were partially offset by a $21 million increase in dividends paid as annual dividends per share rose 11 percent during 2012.

Cash used for financing activities in 2011 increased from 2010 as 2011 included net debt repayments of $39 million, while 2010 included net borrowings of $60 million. Additionally, dividends paid increased $22 million as dividends per share rose 12 percent over the 2010 amount and proceeds on stock options exercised decreased $13 million.

Expected 2013 Expenditures

Capital expenditures in 2013 are forecasted to be between $140 million and $145 million, excluding strategic timberland acquisitions and the CSE. We expect 2013 spending on completion of the CSE to range between $130 million and $145 million. Our 2013 dividend payments are expected to increase from $207 million to $223 million assuming no change in the quarterly dividend rate of $0.44 per share.

We made no discretionary pension contributions in 2012 or 2011. We have no mandatory pension contributions in 2013 but may make discretionary contributions. Cash payments for income taxes in 2013 are anticipated to be between $65 million and $70 million, excluding taxes related to the gain on the Wood Products sale. Expenditures for environmental costs related to our dispositions and discontinued operations are expected to be $8 million. See Note 15 — *Liabilities for Dispositions and Discontinued Operations* for further information.

Performance and Liquidity Indicators

The discussion below is presented to enhance the reader's understanding of our operating performance, liquidity, ability to generate cash and satisfy rating agency and creditor requirements. This information includes two measures of financial results: Earnings before Interest, Taxes, Depreciation, Depletion and Amortization ("EBITDA"), and Adjusted Cash Available for Distribution ("Adjusted CAD"). These measures are not defined by Generally Accepted Accounting Principles ("GAAP") and the discussion of EBITDA and Adjusted CAD is not intended to conflict with or change any of the GAAP disclosures described above. Management considers these measures to be important to estimate the enterprise and shareholder values of the Company as a whole and of its core segments, and for allocating capital resources. In addition, analysts, investors and creditors use these measures when analyzing our operating performance, financial condition and cash generating ability. Management uses EBITDA as a performance measure and Adjusted CAD as a liquidity measure. EBITDA is defined by the Securities and Exchange Commission. Adjusted CAD as defined, however, may not be comparable to similarly titled measures reported by other companies.

Below is a reconciliation of Net Income to EBITDA and a table of EBITDA by segment for the five years ended December 31 (in millions of dollars):

	2012	2011	2010	2009	2008
Net Income to EBITDA Reconciliation					
Net Income	$ 279	$ 276	$ 218	$ 313	$ 149
Income tax expense	88	30	15	46	29
Interest, net	44	50	49	51	49
Depreciation, depletion and amortization	149	136	143	158	168
EBITDA (a)	$ 560	$ 492	$ 425	$ 568	$ 395

	2012	2011	2010	2009	2008
EBITDA by Segment					
Forest Resources	$ 121	$ 110	$ 92	$ 77	$ 116
Real Estate	40	59	75	80	101
Performance Fibers	420	354	272	242	205
Wood Products	13	1	5	(6)	(2)
Other Operations	—	1	1	(3)	3
Corporate and other (a)	(34)	(33)	(20)	178	(28)
EBITDA	$ 560	$ 492	$ 425	$ 568	$ 395

(a) The results for 2011 included a $7 million increase in a disposition reserve. The results for 2010 included a gain of $12 million from the sale of a portion of the Company's interest in the JV. The results for 2009 included $205 million related to the AFMC.

Excluding special items noted in the footnote above, 2012 EBITDA was $61 million above prior year primarily due to higher operating results in our Performance Fibers segment. Excluding special items noted in the footnote above, 2011 EBITDA was $86 million above 2010 primarily due to higher operating results in our Performance Fibers Segment. See Item 6 — *Selected Financial Data* for a reconciliation of EBITDA to Operating Income by segment.

Adjusted CAD is a non-GAAP measure of cash generated during a period which is available for dividend distribution, repurchase of the Company's common shares, debt reduction and strategic acquisitions. We define CAD as Cash Provided by Operating Activities adjusted for capital spending, the change in committed cash, and other items which include cash provided by discontinued operations, proceeds from matured energy forward contracts, excess tax benefits on stock-based compensation and the change in capital expenditures purchased on account. Committed cash represents outstanding checks that have been drawn on our zero balance bank accounts but have not been paid. In compliance with SEC requirements for non-GAAP measures, we reduce CAD by mandatory debt repayments which results in the measure entitled "Adjusted CAD."

Below is a reconciliation of Cash Provided by Operating Activities to Adjusted CAD for the five years ended December 31 (in millions):

	2012	2011	2010	2009	2008
Cash provided by operating activities	$ 446	$ 432	$ 495	$ 307	$ 340
Capital expenditures (a)	(158)	(145)	(138)	(92)	(105)
LKE tax benefits on third-party real estate sales (b)	—	—	—	—	(12)
Change in committed cash	6	(6)	12	17	(10)
Excess tax benefits on stock-based compensation	8	6	5	3	3
Other	2	—	10	(2)	—
CAD	304	287	384	233	216
Mandatory debt repayments	(323)	(93)	(1)	(123)	(24)
Adjusted CAD	$ (19)	$ 194	$ 383	$ 110	$ 192
Cash used for investing activities	$ (473)	$ (489)	$ (143)	$ (93)	$ (330)
Cash provided by (used for) financing activities	$ 229	$ (215)	$ (78)	$ (202)	$ (128)

(a) Capital expenditures exclude strategic capital. For the year ended December 31, 2012, strategic capital totaled $201 million for the Jesup mill CSE and $107 million for timberland acquisitions. For the year ended December 31, 2011, strategic capital totaled $43 million for the Jesup mill CSE and $426 million for timberland acquisitions (including $105 million of assumed notes).

(b) Represents income taxes which would have been paid had the Company not completed third-party like-kind exchange ("LKE") transactions.

Adjusted CAD decreased in 2012 due to the refinancing of $300 million of Senior Exchangeable Notes and $23 million of solid waste bonds that matured, partially offset by higher operating results and the change in committed cash. Adjusted CAD was lower in 2011 compared to 2010 due to the receipt of $189 million in 2010 related to the AFMC. Excluding this amount, 2011 adjusted CAD was consistent with 2010 results as higher 2011 earnings were offset by the $93 million repayment of an installment note due in 2011. Adjusted CAD generated in any period is not necessarily indicative of the amounts that may be generated in future periods.

Liquidity Facilities

In April 2011, the Company entered into a five-year $300 million unsecured revolving credit facility, which was increased to $450 million in August 2011. During October 2012, we amended this revolving credit facility to take advantage of better pricing, improve covenants and change the debt ceiling calculation to provide additional borrowing capacity. As a result of the amendment, the borrowing rate decreased from LIBOR plus 105 basis points to LIBOR plus 97.5 basis points. The facility fee decreased 5 points from 20 basis points to 15 basis points. The Company had $171 million of available borrowing capacity under the revolving credit facility as of December 31, 2012.

In March 2012, we issued $325 million of 3.75% Senior Notes due 2022. Approximately $150 million of the proceeds from these notes were used to pay down the revolving credit facility.

The 3.75% Senior Exchangeable Notes matured in October 2012 and the principal balance of $300 million was paid in cash, financed through borrowings on the Company's revolving credit facility. The exchangeable note hedges also matured and the associated shares were used to pay the excess exchange value of 2,221,056 shares of Rayonier stock. As a result, there was no impact on the number of shares outstanding. Warrants sold in conjunction with the issuance of these notes and hedges remain outstanding and have maturity dates in first quarter 2013. We expect to settle the warrants in shares.

In December 2012, the Company entered into a $640 million senior unsecured term credit agreement with banks in the farm credit system, which is a network of cooperatives. The agreement matures in December 2019 and has a delayed draw feature that allows borrowings up to $640 million through December 2017 using a maximum of five advances. The periodic interest rate on the term credit agreement is LIBOR plus 150 basis points with an unused commitment fee of 15 basis points. The Company expects to receive annual patronage refunds, which are profit distributions made by a cooperative to its member-users based on the quantity or value of business done with the member-user. The Company expects the effective interest rate to approximate LIBOR plus 100 basis points after consideration of the cash patronage refunds. At closing, TRS borrowed $300 million under the term credit agreement and used the proceeds to pay down its outstanding borrowings under the Company's existing revolving credit facility.

As of December 31, 2012, our $172.5 million 4.50% Senior Exchangeable Notes due 2015 became exchangeable at the option of the holders for the calendar quarter ending March 31, 2013. Per the indenture governing these notes, in order for the notes to become exchangeable, the Company's stock price must exceed 130 percent of the exchange price for 20 trading days in a period of 30 consecutive trading days as of the last day of the quarter. If the note holders exercise their option prior to March 31, 2013, the Company intends to repay the principal of the notes with cash on hand or by accessing its revolving credit facility. Any excess exchange value will be settled at the option of the Company in either cash or stock of Rayonier.

See Note 11 — *Debt* for additional information on these agreements and other outstanding debt, as well as for information on covenants which must be met in connection with our installment note, mortgage notes, senior notes, term credit agreement and the revolving credit facility.

Both our ability to obtain financing and the related costs of borrowing are affected by our credit ratings, which are periodically reviewed by the rating agencies. In February 2012, Moody's Investors Service raised our senior unsecured rating to "Baa1" from "Baa2" and revised our outlook to "Stable" from "Positive." In February 2011, Standard & Poor's Ratings Services raised its ratings on Rayonier, including our corporate credit rating, to "BBB+" from "BBB" while maintaining a "Stable" outlook.

Off-Balance Sheet Arrangements

We utilize off-balance sheet arrangements to provide credit support for certain suppliers and vendors in case of their default on critical obligations, and collateral for certain self-insurance programs that we maintain. These arrangements consist of standby letters of credit and surety bonds. As part of our ongoing operations, we also periodically issue guarantees to third parties. Off-balance sheet arrangements are not considered a source of liquidity or capital resources and do not expose us to material risks or material unfavorable financial impacts. See Note 17 — *Guarantees* for further discussion.

Contractual Financial Obligations

In addition to using cash flow from operations, we finance our operations through the issuance of debt and by entering into leases. These financial obligations are recorded in accordance with accounting rules applicable to the underlying transaction, with the result that some are recorded as liabilities on the Balance Sheet, while others are required to be disclosed in the Notes to Consolidated Financial Statements and Management's Discussion and Analysis.

The following table aggregates our contractual financial obligations as of December 31, 2012 and anticipated cash spending by period:

Contractual Financial Obligations (in millions)	Total	Payments Due by Period			
		2013	2014-2015	2016-2017	Thereafter
Long-term debt (a)	$ 1,124	$ —	$ 285	$ 199	$ 640
Current maturities of long-term debt	150	150	—	—	—
Interest payments on long-term debt (b)	226	42	75	43	66
Operating leases — timberland (c)	84	8	14	14	48
Environmental obligations (d)	31	16	15	—	—
Postretirement obligations (e)	35	3	6	7	19
Operating leases — PP&E, offices	14	4	5	3	2
Uncertain tax positions (f)	—	—	—	—	—
Purchase obligations	2	2	—	—	—
Total contractual cash obligations	$ 1,666	$ 225	$ 400	$ 266	$ 775

(a) The book value of our long-term debt is currently recorded at $1.120 billion on the Company's consolidated balance sheet, but upon maturity the liability will be $1.124 billion.

(b) Projected interest payments for variable-rate debt were calculated based on outstanding principal amounts and interest rates as of December 31, 2012.

(c) The majority of timberland leases are subject to changes in either the Consumer Price Index or the Producer Price Index.

(d) These obligations relate to the Jesup mill 2008 consent order which was amended in 2011 for the CSE. See *Environmental Regulation* below for additional information on the Jesup mill consent order.

(e) The amounts represent an estimate of our projected payments related to our unfunded excess pension plan and our postretirement medical and life insurance plans for the next ten years. See Note 20 — *Employee Benefit Plans* for additional information.

(f) The settlement date is unknown for approximately $7 million of uncertain tax positions. This amount has been excluded from the table above. See Note 8 — *Income Taxes* for additional information on uncertain tax positions.

In February 2012, we filed a universal shelf registration giving us the ability to issue and sell an indeterminate amount of various types of debt and equity securities. In March 2012, we issued $325 million of 3.75% Senior Notes due 2022 under the universal shelf registration statement. In May 2004, we completed a Form S-4 acquisition shelf registration to offer and issue 7.0 million common shares for the acquisition of other businesses, assets or properties. As of December 31, 2012, no common shares have been offered or issued under the Form S-4 shelf registration.

New Accounting Standards

See Note 2 — *Summary of Significant Accounting Policies* for a discussion of recently issued accounting pronouncements that may affect our financial results and disclosures in future periods.

Environmental Regulation

Rayonier is subject to stringent environmental laws and regulations concerning air emissions, wastewater discharges, waste handling and disposal, and assessment and remediation of environmental contamination. Such environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws and regulations. Management closely monitors its environmental responsibilities and believes we are in substantial compliance with current environmental requirements. In addition to ongoing compliance with laws and regulations, our facilities operate in accordance with various permits, which are issued by state and federal environmental agencies. Many of these permits impose operating conditions on the Company which require significant expenditures to ensure compliance. Upon renewal and renegotiation of these permits, the issuing agencies often seek to impose new or additional conditions in response to new environmental laws and regulations, or more stringent interpretations of existing laws and regulations. In addition, under many federal environmental laws, private citizens and organizations, such as environmental advocacy groups, have the right to legally challenge permitting and other decisions made by regulatory agencies.

During 2012, 2011 and 2010, we spent the following for capital projects related to environmental compliance for ongoing operations:

(in millions)	2012	2011	2010
Jesup mill consent order (a)	$ 25	$ 3	$ 18
CSE (b)	16	5	—
Other (c)	12	10	5
Total	$ 53	$ 18	$ 23

(a) Includes spending related to a 2008 Jesup mill consent order in which we agreed to implement certain capital improvements relating to the mill's wastewater treatment. This consent order was amended in 2011 in connection with the CSE. Capital spending related to the consent order is expected to approximate $31 million over the next three years.

(b) Environmental compliance expenditures are included in estimated costs to complete the CSE. During 2013, CSE-related environmental compliance spending is expected to approximate $17 million.

(c) Includes spending for improvements to our manufacturing process and pollution control systems that will comply with the requirements of new or renewed air emission and water discharge permits, and other required improvements for our Performance Fibers mills. Other capital spending related to environmental compliance is expected to approximate $8 million in 2013.

Our discontinued operations with historical environmental contamination are subject to a number of federal, state and local laws. For example, former operations at the SWP wood treating sites used preservative formulations consisting primarily of creosote, pentachlorophenol and chromated-copper arsenate. Investigations performed at the SWP sites over the years have identified releases to soils, groundwater and sediments containing free product and constituents or derivatives of these formulations including, but not limited to, all or some combination of petroleum products, metals (e.g., arsenic, chromium) and/or organics (e.g., volatile organic compounds, phenols, polycyclic aromatic hydrocarbons, dioxins and furans). As it has for many years, SWP continues to actively work with federal and state environmental agencies to undertake appropriate steps to investigate and remediate these sites in accordance with applicable laws. As these requirements change over time, they may mandate more stringent levels of soil and groundwater investigation, remediation and monitoring. While we believe that our current estimates are adequate, new information revealed by additional investigation and assessment, decisions of governmental agencies and future changes to these legal requirements, among other things, could adversely affect the cost and timing of our activities on these sites.

Many of our operations are subject to constantly changing environmental requirements which are often the result of legislation, regulation, litigation and negotiation. For additional information see Item 1A — *Risk Factors* for a discussion of the potential impact of environmental laws and regulations, including climate-related initiatives, on our businesses.

It is the opinion of management that substantial expenditures will be required over the next ten years in the area of environmental compliance. In particular, we expect significant expenditures will be required as a result of an EPA regulation issued in 2012 which tightens emissions limits of certain air pollutants from industrial boilers. We are currently reviewing alternatives related to compliance at our Performance Fibers mills. We estimate the cost of compliance may range from $24 million to $60 million. See Note 15 — *Liabilities for Dispositions and Discontinued Operations,* for additional information regarding the Company's environmental liabilities.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market and Other Economic Risks

We are exposed to various market risks, including changes in interest rates, commodity prices and foreign exchange rates. Our objective is to minimize the economic impact of these market risks. We use derivatives in accordance with policies and procedures approved by the Audit Committee of the Board of Directors. Derivatives are managed by a senior executive committee whose responsibilities include initiating, managing and monitoring resulting exposures. We do not enter into financial instruments for trading or speculative purposes.

Cyclical pricing of commodity market paper pulp is one of the factors which influences Performance Fibers' prices in the absorbent materials product line. However, as a non-integrated producer of absorbent materials, primarily fluff pulp, for non-papermaking end uses, our absorbent material pricing tends to lag (on both the upturn and downturn) commodity paper pulp prices with pricing adjustments that are less severe. Our cellulose specialty products' prices are based on market supply and demand and are not correlated to commodity paper pulp prices. In addition, a significant majority of our cellulose specialty products are under long-term volume contracts that extend through 2013 to 2017.

The fair market value of our long-term fixed interest rate debt is subject to interest rate risk. However, we intend to hold most of our debt until maturity. The estimated fair value of our fixed-rate debt at December 31, 2012 was $810 million compared to $680 million in carrying value. We use interest rates of debt with similar terms and maturities to estimate the fair value of our debt. Our percentage of debt with fixed interest rates was 54 percent as of December 31, 2012. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise. A hypothetical one-percentage point increase/decrease in prevailing interest rates at December 31, 2012 would result in a corresponding decrease/increase in the fair value of our fixed-rate debt of approximately $41 million.

We periodically enter into commodity forward contracts to fix some of our fuel oil and natural gas costs. The forward contracts partially mitigate the risk of a change in Performance Fibers margins resulting from an increase or decrease in these energy costs. At December 31, 2012, we had no fuel oil or natural gas contracts outstanding.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See *Index to Financial Statements* on page ii.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As previously disclosed in the Company's Current Report on Form 8-K filed on May 23, 2012, our Audit Committee approved the engagement of Ernst & Young LLP as our independent registered public accounting firm effective May 22, 2012. There were no disagreements or reportable events related to the change in accountants requiring disclosure under Item 304(b) of Regulation S-K.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Rayonier management is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed with the objective of ensuring that information required to be disclosed by the Company in reports filed under the Exchange Act, such as this annual report on Form 10-K, is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no control evaluation can provide absolute assurance that all control exceptions and instances of fraud have been prevented or detected on a timely basis. Even systems determined to be effective can provide only reasonable assurance that their objectives are achieved.

Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2012.

Internal Control Over Financial Reporting

With regard to the Company's internal control over financial reporting as defined in paragraph (f) of Rule 13a-15(f), see *Management's Report on Internal Control over Financial Reporting* on page F-1, followed by the *Report of Independent Registered Public Accounting Firm* on pages F-2 through F-4, included in Item 8 — *Financial Statements and Supplementary Data* of this annual report on Form 10-K.

In the quarter ended December 31, 2012, based upon the evaluation required by paragraph (d) of Rule 13a-15, there were no changes in our internal control over financial reporting that would materially affect or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required by Part III is incorporated by reference from the Company's definitive Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Stockholders (the "Proxy Statement"). We will make the Proxy Statement available on our website at www.rayonier.com as soon as it is filed with the SEC.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to directors, executive officers and corporate governance is incorporated by reference from the sections entitled "Election of Directors," "Corporate Governance," "Executive Officers" and "Report of the Audit Committee" in the Proxy Statement. The information required by this Item with respect to disclosure of any known late filing or failure by an insider to file a report required by Section 16 of the Exchange Act is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Our Standard of Ethics and Code of Corporate Conduct, which is applicable to our principal executive officer and financial and accounting officer, is available on our website, *www.rayonier.com*. Any amendments to or waivers of the Standard of Ethics and Code of Corporate Conduct will also be disclosed on our website.

Item 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the section and subsections entitled "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested," "Pension Benefits," "Nonqualified Deferred Compensation," "Potential Payments Upon Termination or Change in Control," "Director Compensation," "Corporate Governance — Compensation Committee Interlocks and Insider Participation; Processes and Procedures" and "Compensation Discussion and Analysis — Report of the Compensation and Management Development Committee" in the Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12 is incorporated herein by reference from the sections entitled "Share Ownership of Certain Beneficial Owners," "Share Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by Item 13 is incorporated herein by reference from the section and subsections entitled "Election of Directors," "Corporate Governance — Director Independence" and "Corporate Governance — Related Person Transactions" in the Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference from the subsection entitled "Report of the Audit Committee — Information Regarding Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report:

(1) See *Index to Financial Statements* on page ii for a list of the financial statements filed as part of this report.

(2) See *Schedule II — Valuation and Qualifying Accounts*. All other financial statement schedules have been omitted because they are not applicable, the required matter is not present or the required information has otherwise been supplied in the financial statements or the notes thereto.

(3) See *Exhibit Index* for a list of the exhibits filed or incorporated herein as part of this report. Exhibits that are incorporated by reference to documents filed previously by the Company under the Securities Exchange Act of 1934, as amended, are filed with the SEC under File No. 1-6780.

(b) Exhibits:

See Item 15 (a)(3).

(c) Financial Statement Schedules:

See Item 15 (a)(2).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To Our Shareholders:

The management of Rayonier Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal controls over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of the inherent limitations of internal control over financial reporting, misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rayonier Inc.'s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the framework included in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2012. The report on the Company's internal control over financial reporting as of December 31, 2012, is on page F-3.

RAYONIER INC.

By: /s/ PAUL G. BOYNTON

Paul G. Boynton
Chairman of the Board, President and Chief Executive Officer
February 26, 2013

By: /s/ HANS E. VANDEN NOORT

Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
February 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rayonier Inc.

We have audited the accompanying consolidated balance sheet of Rayonier Inc and subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statements of income and comprehensive income, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, Florida
February 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rayonier Inc.

We have audited Rayonier Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2012 and the related consolidated statements of income and comprehensive income, and cash flows for the year then ended of the Company and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, Florida
February 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rayonier Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Rayonier Inc. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of income and comprehensive income and cash flows for each of the two years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15 for the years ended December 31, 2011 and 2010. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rayonier Inc. and subsidiaries as of December 31, 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Jacksonville, FL
February 27, 2012 (February 26, 2013 as it relates to Notes 4, 20 and 22)

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31,
(Thousands of dollars, except per share data)

	2012	2011	2010
SALES	$ 1,571,000	$ 1,488,642	$ 1,315,233
Costs and Expenses			
Cost of sales	1,104,805	1,073,732	990,099
Selling and general expenses	68,397	66,541	67,102
Other operating income, net (Note 14)	(13,103)	(3,829)	(10,519)
	1,160,099	1,136,444	1,046,682
Equity in income of New Zealand joint venture	550	4,088	1,033
OPERATING INCOME BEFORE GAIN ON SALE OF A PORTION OF INTEREST IN NEW ZEALAND JOINT VENTURE	411,451	356,286	269,584
Gain on sale of a portion of interest in New Zealand joint venture (Note 5)	—	—	12,367
OPERATING INCOME	411,451	356,286	281,951
Interest expense	(44,981)	(50,775)	(50,463)
Interest and miscellaneous income, net	606	851	1,315
INCOME BEFORE INCOME TAXES	367,076	306,362	232,803
Income tax expense	(88,391)	(30,357)	(15,217)
NET INCOME	278,685	276,005	217,586
OTHER COMPREHENSIVE INCOME (LOSS)			
Foreign currency translation adjustment	4,352	3,546	4,162
New Zealand joint venture cash flow hedges	213	(2,373)	837
(Loss) gain from pension and postretirement plans, net of income tax (expense) benefit of ($339), $20,665 and $1,570	(496)	(46,263)	6,385
Total other comprehensive income (loss)	$ 4,069	$ (45,090)	$ 11,384
COMPREHENSIVE INCOME	$ 282,754	$ 230,915	$ 228,970
EARNINGS PER COMMON SHARE			
Basic earnings per share	$ 2.27	$ 2.27	$ 1.81
Diluted earnings per share	$ 2.17	$ 2.20	$ 1.79
Dividends per share	$ 1.68	$ 1.52	$ 1.36

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31,
(Thousands of dollars)

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 280,596	$ 78,603
Accounts receivable, less allowance for doubtful accounts of $417 and $399	100,359	95,008
Inventory (Note 10)	127,966	121,998
Prepaid and other current assets	57,353	48,893
Total current assets	566,274	344,502
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	1,573,309	1,503,711
PROPERTY, PLANT AND EQUIPMENT		
Land	27,383	26,917
Buildings	147,445	140,269
Machinery and equipment	1,444,012	1,355,897
Construction in progress	268,459	96,097
Total property, plant and equipment, gross	1,887,299	1,619,180
Less—accumulated depreciation	(1,180,261)	(1,157,628)
Total property, plant and equipment, net	707,038	461,552
INVESTMENT IN JOINT VENTURE (Note 5)	72,419	69,219
OTHER ASSETS	203,911	190,364
TOTAL ASSETS	$ 3,122,951	$ 2,569,348
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 70,381	$ 72,873
Current maturities of long-term debt (Note 11)	150,000	28,110
Accrued taxes	13,824	5,223
Accrued payroll and benefits	28,068	26,846
Accrued interest	7,956	7,044
Accrued customer incentives	10,849	10,369
Other current liabilities	18,640	17,855
Current liabilities for dispositions and discontinued operations (Note 15)	8,105	9,931
Total current liabilities	307,823	178,251
LONG-TERM DEBT (Note 11)	1,120,052	819,229
NON-CURRENT LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS (Note 15)	73,590	80,893
PENSION AND OTHER POSTRETIREMENT BENEFITS (Note 20)	159,582	140,623
OTHER NON-CURRENT LIABILITIES	23,900	27,279
COMMITMENTS AND CONTINGENCIES (Notes 16, 17 and 18)		
SHAREHOLDERS' EQUITY		
Common Shares, 480,000,000 and 240,000,000 shares authorized, 123,332,444 and 122,035,177 shares issued and outstanding	670,749	630,286
Retained earnings	876,634	806,235
Accumulated other comprehensive loss	(109,379)	(113,448)
TOTAL SHAREHOLDERS' EQUITY	1,438,004	1,323,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,122,951	$ 2,569,348

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(Thousands of dollars)

	2012	2011	2010
OPERATING ACTIVITIES			
Net income	$ 278,685	$ 276,005	$ 217,586
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, depletion and amortization	148,718	135,742	143,406
Non-cash cost of real estate sold	4,746	4,329	6,692
Stock-based incentive compensation expense	15,116	16,181	15,223
Gain on sale of a portion of interest in the New Zealand joint venture	—	—	(11,545)
Amortization of debt discount/premium	6,323	8,654	8,160
Deferred income taxes	3,505	2,498	14,936
Amortization of losses from pension and postretirement plans	19,493	12,369	6,135
Non-cash adjustments to unrecognized tax benefit liability	—	(16,000)	4,723
Other	(2,880)	5,184	(237)
Changes in operating assets and liabilities:			
Receivables	(4,248)	(12,011)	20,774
Inventories	(10,649)	(3,868)	(27,693)
Accounts payable	(7,967)	6,347	(4,606)
Income tax and alternative fuel mixture credit receivable/payable	2,248	19,788	170,845
All other operating activities	2,750	(13,739)	(60,377)
Expenditures for dispositions and discontinued operations	(9,926)	(9,209)	(8,632)
CASH PROVIDED BY OPERATING ACTIVITIES	445,914	432,270	495,390
INVESTING ACTIVITIES			
Capital expenditures	(157,562)	(144,522)	(138,449)
Purchase of timberlands	(106,536)	(320,899)	(5,360)
Jesup mill cellulose specialties expansion	(201,359)	(42,894)	—
Change in restricted cash	(10,559)	8,323	(8,231)
Other	3,115	11,378	9,384
CASH USED FOR INVESTING ACTIVITIES	(472,901)	(488,614)	(142,656)
FINANCING ACTIVITIES			
Issuance of debt (Note 11)	1,230,000	460,000	157,000
Repayment of debt	(813,610)	(499,057)	(96,650)
Dividends paid	(206,583)	(185,272)	(163,673)
Proceeds from the issuance of common shares	25,495	13,451	26,314
Excess tax benefits on stock-based compensation	7,635	5,681	5,411
Debt issuance costs	(6,135)	(2,027)	(561)
Repurchase of common shares	(7,783)	(7,909)	(6,028)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	229,019	(215,133)	(78,187)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(39)	617	(48)
CASH AND CASH EQUIVALENTS			
Change in cash and cash equivalents	201,993	(270,860)	274,499
Balance, beginning of year	78,603	349,463	74,964
Balance, end of year	$ 280,596	$ 78,603	$ 349,463
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year:			
Interest	$ 34,956	$ 38,223	$ 39,991
Income taxes	$ 74,745	$ 17,509	$ 11,776
Non-cash investing and financing activity:			
Acquisition of timberlands (Note 6)	$ —	$ 105,000	$ —
Assumption of loan (Note 11)	$ —	$ 105,000	$ —
Capital assets purchased on account	$ 25,926	$ 20,866	$ 12,388

See Notes to Consolidated Financial Statements.

(Dollar amounts in thousands unless otherwise stated)

1. NATURE OF BUSINESS OPERATIONS

Rayonier Inc., including its consolidated subsidiaries, ("Rayonier" or "the Company") is a leading international forest products company primarily engaged in timberland management, the sale of real estate, and the production and sale of high value specialty cellulose fibers and fluff pulp. The Company owns, leases or manages approximately 2.7 million acres of timberland and real estate located in the United States and New Zealand. Included in this property is over 0.2 million acres of high value real estate located primarily along the coastal region from Savannah, Georgia to Daytona Beach, Florida, which is referred to as the "coastal corridor." The Company owns and operates two specialty cellulose fibers mills in the United States. In addition, the Company manufactures lumber in three sawmills (Wood Products business) in Georgia and engages in the trading of logs.

Rayonier operates in four reportable business segments: Forest Resources, Real Estate, Performance Fibers, and Wood Products. See Note 3 — *Segment and Geographical Information* for further discussion.

The Company is a real estate investment trust ("REIT"). The Company is generally not required to pay federal income taxes on its U.S. timber harvest earnings and other REIT operations contingent upon meeting applicable distribution, income, asset, shareholder and other tests. The U.S. timber operations are primarily conducted by the Company's wholly-owned REIT subsidiaries. Non-REIT qualifying and certain foreign operations, which are subject to corporate-level tax on earnings, are operated by our wholly-owned taxable subsidiary, Rayonier TRS Holdings Inc. ("TRS"). These operations include the Performance Fibers, Wood Products and trading businesses, as well as the Real Estate segment's entitlement and sale of higher and better use ("HBU") properties.

Forest Resources

The Company's Forest Resources segment owns, leases or manages approximately 2.6 million acres of timberlands located in the U.S. and New Zealand. The Forest Resources segment conducts activities that relate to the harvesting of timber in addition to managing timberlands and selling timber and logs to third parties. Forest Resources acquired approximately 88,000 acres of U.S. timberlands in 2012 and 308,000 acres in 2011.

Real Estate

Rayonier invests in timberlands seeking to maximize its total return from a full cycle of ownership, including selling portions of its asset base to capture the appreciated value. An increasing portion of Rayonier's acreage has become more valuable for development, recreational or conservation purposes than for growing timber. The Company's real estate subsidiary, TerraPointe LLC, owns approximately 0.1 million acres.

Performance Fibers

Rayonier is a manufacturer of high-performance cellulose fibers with two production facilities in Jesup, Georgia and Fernandina Beach, Florida, which have a combined annual capacity of approximately 745,000 metric tons. These fiber products are sold throughout the world to companies that produce a wide variety of products, including cigarette filters, foods, pharmaceuticals, textiles, electronics and various industrial applications. Approximately 63 percent of performance fiber sales are to export customers, primarily in Asia and Europe.

Cellulose specialties—Rayonier is a producer of specialty cellulose products, most of which are used in dissolving chemical applications that require a highly purified form of cellulose fiber. The Company concentrates on producing the most high-value, technologically-demanding forms of cellulose specialty products, such as cellulose acetate and high purity cellulose ethers, and is a leading supplier of these products.

Absorbent materials—Rayonier is a producer of fibers for absorbent hygiene products. These fibers are typically referred to as fluff fibers and are used as an absorbent medium in products such as disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes and non-woven fabrics.

In 2011, Rayonier began a capital project, the Cellulose Specialties Expansion ("CSE"), to convert a fiber line at the Jesup, Georgia mill from absorbent materials to cellulose specialties. The CSE will add approximately 190,000 metric tons of cellulose specialties capacity, bringing total cellulose specialties capacity to about 675,000 metric tons. Production of cellulose specialties is expected to gradually increase to capacity by 2015. Upon completion in mid-2013, the Company will be exiting the absorbent materials business (about 260,000 metric ton capacity).

Wood Products

The Company operates and sells dimension lumber products through three lumber manufacturing facilities in the southeastern U.S.

Other

Rayonier operates log trading businesses in the northwest U.S. and New Zealand.

Subsequent Event

In January 2013, the Company announced that it reached an agreement to sell all of the assets of its Wood Products business to International Forest Products Limited for $80 million. The sale is expected to close in the first quarter of 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Rayonier and its subsidiaries, in which it has a majority ownership or controlling interest. All intercompany balances and transactions are eliminated. For income tax purposes, the Company files two U.S. federal income tax returns, one for REIT operations and a consolidated filing for TRS operations, as well as numerous state, local and foreign income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. There are risks inherent in estimating and therefore actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits with original maturities of three months or less.

Inventory

Inventories are valued at the lower of cost or market. The costs of manufactured performance fibers are determined on the first-in, first-out basis. Other products are valued on an average cost basis. Inventory costs include material, labor and manufacturing overhead. Physical counts of inventories are taken at least annually. The need for a provision for estimated losses from obsolete, excess or slow-moving inventories is reviewed periodically.

HBU real estate properties that are expected to be sold within one year are included in inventory, while properties that are expected to be sold after one year are included in "Other assets."

Equity Method Investments

The Company accounts for its 26 percent interest in its joint venture ("JV") in accordance with generally accepted accounting principles under the equity method of accounting. Rayonier does not have a controlling financial interest but exerts significant influence over the JV's operating policies as manager of the JV.

Timber

Timber is stated at the lower of cost or market value. Costs relating to acquiring, planting and growing timber including real estate taxes, lease rental payments, site preparation and direct support costs relating to facilities, vehicles and supplies are capitalized. Payroll costs are capitalized only for time spent on these activities, while interest or any other soft costs aside from those mentioned above are not capitalized. Such accumulated costs attributed to merchantable timber are charged to cost of goods sold (depletion) at the time the timber is harvested or when the underlying timberland is sold based on the relationship of timber sold to the estimated volume of currently merchantable timber. Upon the acquisition of timberland, the Company makes a determination on whether to combine the newly acquired merchantable timber with an existing depletion pool or to create a new, separate pool. This determination is based on the geographic location of the new timber, the customers/markets that will be served and the species mix. If the acquisition is similar, the cost of the acquired timber is combined into an existing depletion pool and a new depletion rate is calculated for the pool. This determination and depletion rate adjustment normally occurs in the quarter following the acquisition, concurrent with the harvesting of the acquired timber.

Property, Plant, Equipment and Depreciation

Property, plant and equipment additions are recorded at cost, including applicable freight, taxes, interest, construction and installation costs. Pulp mill assets are depreciated using the units-of-production method. The Company depreciates its non-production Performance Fiber assets, including office, lab and transportation equipment, using the straight-line depreciation method over 3 to 25 years. In addition, all of the assets at the Company's sawmills are depreciated using the straight-line method over 3 to 15 years. Buildings and land improvements are depreciated using the straight-line method over 15 to 35 years and 5 to 30 years, respectively.

Gains and losses on the retirement of assets are included in operating income. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets that are held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the fair value of the assets, which is based on a discounted cash flow model. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy that prioritizes the inputs used to measure fair value was established as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Foreign Currency Translation

The functional currency of the Company's New Zealand-based operations and its JV investment is the New Zealand dollar. All assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the respective balance sheet dates with the resulting translation gain or loss recorded as a separate component of Accumulated Other Comprehensive Income/(Loss), ("AOCI"), within Shareholders' Equity.

Financial Instruments

The Company is exposed to various market risks, including changes in interest rates and commodity prices. The Company's objective is to partially mitigate the economic impact of these market risks. Derivatives are used, as noted below, in accordance with policies and procedures approved by the Audit Committee of the Board of Directors and are managed by a senior executive committee, whose responsibilities include initiating, managing and monitoring resulting exposures. The Company does not enter into such financial instruments for trading or speculative purposes.

Derivative financial instruments such as commodity swap agreements are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Transactions that provide for the forward purchase or sale of raw materials are not included in the financial statements until physical delivery of the product, as these transactions are done in the normal course of business and qualify for the normal purchases and sales scope exception provided under generally accepted accounting principles.

The Company periodically enters into commodity forward contracts to fix some of its fuel oil and natural gas costs at its Performance Fibers mills. The forward contracts partially mitigate the risk of a change in Performance Fibers margins resulting from an increase or decrease in fuel oil and natural gas prices. The Company's commodity agreements do not qualify for hedge

(Dollar amounts in thousands unless otherwise stated)

accounting and are marked to market. Gains or losses resulting from the valuation are recorded in "Other operating income, net."

Revenue Recognition

The Company generally recognizes revenues when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) delivery has occurred, (iii) the Company's price to the buyer is fixed and determinable, and (iv) collectibility is reasonably assured.

Revenue from the sale of timber is recorded when title passes to the buyer. Timber sales are either sales of delivered logs or stumpage sales. Stumpage sales in the Atlantic, Gulf States and Northern regions are primarily made on a pay-as-cut basis. These contracts generally require a minimum 15 percent initial payment and title and risk of loss are transferred when the timber is cut. Sales of delivered logs generally do not require an initial payment and are made to third-party customers on open credit terms.

Real estate sales are recorded when title passes, full payment or a minimum down payment of 25 percent is received and full collectibility is assured. If a down payment of less than 25 percent is received at closing or if full collectibility is not reasonably assured, the Company typically records revenue based on the installment method or cost recovery method.

Revenue from domestic sales of Performance Fibers products is recorded when title passes which, depending on the contract, is either at time of shipment or when the customer receives goods. Foreign sales of Performance Fibers products are recorded when the customer or agent receives the goods and title passes.

Lumber sales are recorded when the goods are shipped and title passes.

The Company's Other segment includes log trading sales. Revenue is recorded when the goods are received by the customer and title passes.

Environmental Costs

Rayonier expenses environmental costs related to ongoing businesses resulting from current operations. Expenditures that meaningfully extend the life or increase the efficiency of operating assets are capitalized.

The Company has established liabilities to assess, remediate and monitor sites related to dispositions or discontinued operations from which no current or future benefit is discernible. These obligations are established based on payments over the next 20 years and require significant estimates to determine the proper amount at any point in time. Generally, monitoring expense obligations are fixed once remediation projects are at or near completion. The projected period, from 2013 through 2032, reflects the time in which potential future costs are both estimable and probable. As new information becomes available, these cost estimates are updated and the Company adjusts its recorded liabilities appropriately. Environmental liabilities are accounted for on an undiscounted basis and are reflected in current and non-current "Liabilities for dispositions and discontinued operations" in the Consolidated Balance Sheets.

Employee Benefit Plans

The determination of expense and funding requirements for Rayonier's four defined benefit pension plans, its unfunded excess pension plan and its postretirement health care and life insurance plans are largely based on a number of actuarial assumptions. The key assumptions include discount rate, return on assets, salary increases, health care cost trends, mortality rates, longevity and service lives of employees. See Note 20 — *Employee Benefit Plans* for assumptions used to determine benefit obligations, the net periodic benefit cost and health care cost trend rates for the year ending December 31, 2012.

Periodic pension and other postretirement expense is included in "Cost of sales" and "Selling and general expenses" in the Consolidated Statements of Income and Comprehensive Income. At December 31, 2012 and 2011 all pension plans were in a liability position due to an underfunded status. The estimated amount to be paid in the next 12 months is recorded in "Accrued payroll and benefits" on the Consolidated Balance Sheets, with the remainder recorded as a long-term liability in "Pension and other postretirement benefits". Changes in the funded status of the Company's plans are recorded through comprehensive income (loss) in the year in which the changes occur. See Note 20 — *Employee Benefit Plans* for additional information.

(Dollar amounts in thousands unless otherwise stated)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company recognizes the effect of a change in income tax rates on deferred tax assets and liabilities in the Consolidated Statements of Income and Comprehensive Income in the period that includes the enactment date of the rate change. The Company records a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more likely than not that such deferred tax assets will not be realized.

In determining the provision for income taxes, the Company computes an annual effective income tax rate based on annual income by legal entity, permanent differences between book and tax, and statutory income tax rates by jurisdiction. Inherent in the effective tax rate is an assessment of the ultimate outcome of uncertain tax positions. The Company adjusts its annual effective tax rate as additional information on outcomes or events becomes available. Discrete items such as taxing authority examination findings or legislative changes are recognized in the period in which they occur.

The Company's income tax returns are subject to audit by U.S. federal, state and foreign taxing authorities. In evaluating the tax benefits associated with various tax filing positions, the Company records a tax benefit for an uncertain tax position if it is more-likely-than-not to be realized upon ultimate settlement of the issue. The Company records a liability for an uncertain tax position that does not meet this criterion. The Company adjusts its liabilities for unrecognized tax benefits in the period in which it is determined the issue is settled with the taxing authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new facts or information becomes available. Liabilities for unrecognized tax benefits are included in "Other current liabilities" and "Other non-current liabilities" in the Company's Consolidated Balance Sheets. See Note 8 — *Income Taxes* for additional information.

Reclassifications

Certain 2011 and 2010 amounts have been reclassified to conform with the current year presentation.

New or Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards*. This guidance changes certain fair value measurement principles, enhances the disclosure requirements for level 3 fair value measurements and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy, including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed. The standard was effective for Rayonier's first quarter 2012 Form 10-Q filing and was applied prospectively. See Note 4 — *Fair Value Measurements* for our disclosures required under this guidance.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Presentation of Comprehensive Income*. This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. Each component of net income and each component of other comprehensive income, together with totals for comprehensive income and its two parts - net income and other comprehensive income, would need to be displayed under either alternative. The statements would need to be presented with equal prominence as the other primary financial statements. The standard was effective for Rayonier's first quarter 2012 Form 10-Q filing. Since Rayonier reports a consolidated statement of income and comprehensive income for each reporting period, the Company's application of this guidance had no effect on the accompanying consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. This standard requires reporting, in one place, information about reclassifications out of AOCI by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount is reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified to net income in their entirety, an entity is required to cross-reference to other currently required disclosures that provide additional detail about those amounts. The information required by this standard must be presented in one place, either parenthetically on the face of the financial statements by income statement line item or in a note. This standard will be effective for Rayonier's first quarter 2013 Form 10-Q filing. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

3. SEGMENT AND GEOGRAPHICAL INFORMATION

Rayonier operates in four reportable business segments: Forest Resources, Real Estate, Performance Fibers, and Wood Products. Forest Resources sales include all activities that relate to the harvesting of timber. Real Estate sales include all property sales, including those designated as HBU. The assets of the Real Estate segment include HBU property held by the Company's real estate subsidiary, TerraPointe LLC. The Performance Fibers segment includes two major product lines, cellulose specialties and absorbent materials. The Wood Products segment is comprised of lumber operations. See Note 1 — *Nature of Business Operations — Subsequent Event* for additional information regarding the Wood Products segment. The Company's remaining operations include harvesting and selling timber acquired from third parties (log trading). These operations are reported in "Other Operations." Sales between operating segments are made based on fair market value, and intercompany sales, purchases and profits (losses) are eliminated in consolidation. The Company evaluates financial performance based on the operating income of the segments.

Operating income (loss) as presented in the Consolidated Statements of Income and Comprehensive Income is equal to segment income (loss). Certain income (loss) items in the Consolidated Statements of Income and Comprehensive Income are not allocated to segments. These items, which include gains (losses) from certain asset dispositions, interest income (expense), miscellaneous income (expense) and income tax (expense) benefit, are not considered by management to be part of segment operations.

Four customers in the Performance Fibers segment represented 15 percent, 12 percent, 10 percent and 10 percent of the Company's consolidated sales in 2012, respectively. Three customers in the Performance Fibers segment represented 15 percent, 11 percent and 11 percent of the Company's consolidated sales in 2011, respectively, and two customers in the Performance Fibers segment represented 14 percent and 10 percent of the Company's consolidated sales in 2010.

Segment information for each of the three years ended December 31, 2012 follows (in millions of dollars):

	Sales		
	2012	2011	2010
Forest Resources	$ 230	$ 215	$ 177
Real Estate	57	71	96
Performance Fibers	1,093	1,020	881
Wood Products	88	68	68
Other Operations	105	122	102
Intersegment Eliminations (a)	(2)	(7)	(9)
Total	$ 1,571	$ 1,489	$ 1,315

(a) Intersegment eliminations reflect sales from our Forest Resources segment to our Performance Fibers segment.

	Operating Income/(Loss)		
	2012	2011	2010
Forest Resources	$ 46	$ 47	$ 33
Real Estate	32	47	53
Performance Fibers	359	298	214
Wood Products	10	(2)	2
Other Operations	—	1	1
Corporate and other (a)	(36)	(35)	(21)
Total	$ 411	$ 356	$ 282

(a) 2011 included a $7 million increase in a disposition reserve. 2010 included a $12 million gain from the sale of a portion of the Company's interest in the JV. See Note 15 — *Liabilities for Dispositions and Discontinued Operations* and Note 5 — *Joint Venture Investment.*

(Dollar amounts in thousands unless otherwise stated)

	Gross Capital Expenditures		
	2012	2011	2010
Forest Resources (a)	$ 156	$ 468	$ 41
Performance Fibers (b)	309	140	98
Wood Products	2	3	1
Corporate and other	1	2	4
Total assets acquired	$ 468	$ 613	$ 144
Less: Assumption of loan for timberlands acquisition	—	(105)	—
Total capital expenditures	$ 468	$ 508	$ 144

(a) Includes strategic timberland acquisitions of $107 million, $426 million (including assumption of a $105 million loan) and $5 million in 2012, 2011 and 2010, respectively.

(b) Includes $201 million and $43 million of strategic capital expenditures related to the Jesup mill CSE in 2012 and 2011, respectively.

	Depreciation, Depletion and Amortization		
	2012	2011	2010
Forest Resources	$ 75	$ 63	$ 59
Real Estate	8	12	22
Performance Fibers	61	56	58
Wood Products	3	3	3
Corporate and other	2	2	1
Total	$ 149	$ 136	$ 143

	Identifiable Assets	
	2012	2011
Forest Resources	$ 1,690	$ 1,604
Real Estate	113	103
Performance Fibers	902	646
Wood Products	18	21
Other Operations	23	25
Corporate and other	377	170
Total	$ 3,123	$ 2,569

(Dollar amounts in thousands unless otherwise stated)

	Sales by Product Line		
	2012	2011	2010
Forest Resources	$ 230	$ 215	$ 177
Real Estate			
Development	2	4	3
Rural	39	33	28
Non-Strategic Timberlands	16	34	65
Total Real Estate	57	71	96
Performance Fibers			
Cellulose specialties	935	824	686
Absorbent materials	158	196	195
Total Performance Fibers	1,093	1,020	881
Wood Products	88	68	68
Other	103	115	93
Total Sales	$ 1,571	$ 1,489	$ 1,315

	Geographical Operating Information							
	Sales			Operating Income			Identifiable Assets	
	2012	2011	2010	2012	2011	2010	2012	2011
United States	$ 1,467	$ 1,378	$ 1,228	$ 409	$ 350	$ 268	$ 3,022	$ 2,473
New Zealand	104	111	87	2	6	14	101	95
All other	—	—	—	—	—	—	—	1
Total	$ 1,571	$ 1,489	$ 1,315	$ 411	$ 356	$ 282	$ 3,123	$ 2,569

	Sales by Destination					
	2012	%	2011	%	2010	%
United States	$ 778	50	$ 737	49	$ 693	53
China	281	18	277	19	213	16
Europe	182	12	173	12	152	12
Japan	170	11	159	11	129	10
Other Asia	68	4	55	4	49	4
Latin America	53	3	36	2	35	3
New Zealand	18	1	22	1	17	1
Canada	4	—	9	1	10	1
All other	17	1	21	1	17	—
Total Sales	$ 1,571	100	$ 1,489	100	$ 1,315	100

The majority of sales to foreign countries are denominated in U.S. dollars.

4. FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

A three-level hierarchy that prioritizes the inputs used to measure fair value was established in the Accounting Standards Codification as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

(Dollar amounts in thousands unless otherwise stated)

The following table presents the carrying amount and estimated fair values of financial instruments held by the Company at December 31, 2012 and 2011, using market information and what the Company believes to be appropriate valuation methodologies under generally accepted accounting principles:

	2012			2011		
Asset (liability)	Carrying Amount	Fair Value		Carrying Amount	Fair Value	
		Level 1	Level 2		Level 1	Level 2
Cash and cash equivalents	$ 280,596	$ 280,596	$ —	$ 78,603	$ 78,603	$ —
Restricted cash (a)	10,559	10,559	—	—	—	—
Current maturities of long-term debt	(150,000)	—	(150,000)	(28,110)	—	(29,319)
Long-term debt	(1,120,052)	—	(1,250,341)	(819,229)	—	(994,851)

(a) Restricted cash is recorded in "Other Assets" and represents the proceeds from like-kind exchange ("LKE") sales deposited with a third-party intermediary.

Rayonier uses the following methods and assumptions in estimating the fair value of its financial instruments:

Cash and cash equivalents and Restricted cash — The carrying amount is equal to fair market value.

Debt — The fair value of fixed rate debt is based upon quoted market prices for debt with similar terms and maturities.

Variable Interest Entity

Rayonier holds a variable interest in a bankruptcy-remote, limited liability subsidiary ("special-purpose entity") which was created in 2004 when Rayonier monetized a $25.0 million installment note and letter of credit received in connection with a timberland sale. The Company contributed the note and a letter of credit to the special-purpose entity and using the installment note and letter of credit as collateral, the special-purpose entity issued $22.6 million of 15-year Senior Secured Notes and remitted cash of $22.6 million to the Company. There are no restrictions that relate to the transferred financial assets. Rayonier maintains a $2.6 million interest in the entity and receives immaterial cash payments equal to the excess of interest received on the installment note over the interest paid on the Senior Secured Notes. The Company's interest is recorded at fair value and is included in "Other Assets" in the Consolidated Balance Sheets. During the years ended December 31, 2012, 2011 and 2010, de minimus fair value adjustments were recorded.

In addition, the Company calculated and recorded a de minimus guarantee liability to reflect its obligation of up to $2.3 million under a make-whole agreement pursuant to which it guaranteed certain obligations of the entity. This guarantee obligation is also collateralized by the letter of credit. The Company's interest in the entity, together with the make-whole agreement, represents the maximum exposure to loss as a result of the Company's involvement with the special-purpose entity. Upon maturity of the Senior Secured Notes in 2019 and termination of the special-purpose entity, Rayonier will receive the remaining $2.6 million of cash. The Company determined, based upon an analysis under the variable interest entity guidance, that it does not have the power to direct activities that most significantly impact the entity's economic success. Therefore, Rayonier is not the primary beneficiary and is not required to consolidate the entity.

Assets measured at fair value on a recurring basis are summarized below:

Asset	Carrying Value at December 31, 2012	Level 2	Carrying Value at December 31, 2011	Level 2
Investment in special-purpose entity	$ 2,671	$ 2,671	$ 2,690	$ 2,690

The fair value of the investment in the special-purpose entity is determined by summing the discounted value of future principal and interest payments that Rayonier will receive from the special-purpose entity. The interest rate of a similar instrument is used to determine the discounted value of the payments.

(Dollar amounts in thousands unless otherwise stated)

5. JOINT VENTURE INVESTMENT

The Company holds a 26 percent interest in Matariki Forestry Group ("Matariki"), a JV that owns or leases approximately 0.3 million acres of New Zealand timberlands. In addition to the investment, Rayonier New Zealand Limited ("RNZ"), a wholly-owned subsidiary of Rayonier Inc., serves as the manager of the JV forests and operates a log trading business.

In February 2010, the JV sold a 35 percent interest in the JV to a new investor for NZ$167 million. Matariki issued new shares to the investor and used all the proceeds to pay down a portion of its outstanding NZ$367 million debt. Upon closing, Rayonier's ownership interest in Matariki declined from 40 percent to 26 percent. As a result of this transaction, results for 2010 include a gain of $11.5 million, net of $0.9 million in tax, or $0.09 per diluted share.

Rayonier's investment in the JV is accounted for using the equity method of accounting. Income from the JV is reported in the Forest Resources segment as operating income since the Company manages the forests and its JV interest is an extension of the Company's operations. A portion of Rayonier's equity method investment is recorded at historical cost which generates a difference between the book value of the Company's investment and its proportionate share of the JV's net assets. The difference represents the Company's unrecognized gain from RNZ's sale of timberlands to the JV in 2005. The deferred gain is recognized on a straight-line basis over the estimated number of years the JV expects to harvest the timberlands.

6. TIMBERLAND ACQUISITIONS

In December 2012, the Company acquired approximately 63,000 acres of timberland in Texas for $88 million. The acquisition was funded with $30 million in borrowings on the Company's existing revolving credit facility and cash on hand. The acquisition was accounted for as an asset purchase.

In three separate transactions throughout 2012, Rayonier purchased 25,000 acres of timberland located in Alabama, Florida and Texas for $19 million. These acquisitions were funded with cash on hand and were accounted for as asset purchases.

During the fourth quarter of 2011, Rayonier acquired approximately 250,000 acres of timberland primarily located in Mississippi, Louisiana, Oklahoma and Alabama for $332 million. The acquisition was funded with $107 million in cash on hand, $120 million in borrowings from the Company's existing revolving credit facility and the assumption of $105 million of the seller's existing debt. See Note 11 — *Debt* for additional information on the notes assumed. The acquisition was accounted for as an asset purchase.

In five separate transactions throughout 2011, Rayonier purchased 58,000 acres located in Florida, Georgia and Louisiana for $94 million. These acquisitions were funded with cash on hand or through the revolving credit facility and were accounted for as asset purchases.

7. OTHER ASSETS

Included in Other Assets are non-current prepaid and deferred income taxes, restricted cash, HBU real estate not expected to be sold within the next 12 months, manufacturing and maintenance supplies not expected to be utilized within the next 12 months, and other deferred expenses including debt issuance and capitalized software costs.

In order to qualify for LKE treatment, the proceeds from real estate sales must be deposited with a third-party intermediary. These proceeds are accounted for as restricted cash until a suitable replacement property is acquired. In the event that the LKE purchases are not completed, the proceeds are returned to the Company after 180 days and reclassified as available cash. As of December 31, 2012 and 2011, the Company had $10.6 million and $0, respectively, of proceeds from real estate sales classified as restricted cash in Other Assets, which were deposited with an LKE intermediary.

Debt issuance costs are capitalized and amortized to interest expense over the term of the debt to which they relate using a method that approximates the interest method. At December 31, 2012 and 2011, capitalized debt issuance costs were $9.3 million and $5.9 million, respectively. Software costs are capitalized and amortized over a period not exceeding five years using the straight-line method. At December 31, 2012 and 2011, capitalized software costs were $8.2 million and $8.6 million, respectively.

(Dollar amounts in thousands unless otherwise stated)

8. INCOME TAXES

In general, only the taxable REIT subsidiaries, whose businesses include the Company's non-REIT qualified activities, are subject to corporate income taxes. However, the Company is subject to U.S. federal corporate income tax on built-in gains (the excess of fair market value over tax basis for property held upon REIT election at January 1, 2004) on taxable sales of such property during calendar years 2004 through 2010. In 2011, the law provided a built-in gains tax holiday. In 2013, the law provided a built-in gains tax holiday for 2012 (retroactive) and 2013 which will impact the Company's 2013 tax provision. Accordingly, the provision for corporate income taxes relates principally to current and deferred taxes on TRS income and certain property sales.

Like-Kind Exchanges

Under current tax law, the built-in gain tax from the sale of REIT property can be deferred and eliminated if sale proceeds from "relinquished" properties are reinvested in similar property consistent with the LKE requirements of the U.S. Internal Revenue Code, as long as the "replacement" property is owned through the end of the built-in gain period (10-year period which began on January 1, 2004). The LKE requirements do not restrict the Company's ability to harvest timber on a pay-as-cut basis from such replacement property during the built-in gain period.

Alternative Fuel Mixture Credit ("AFMC") and Cellulosic Biofuel Producer Credit ("CBPC")

The U.S. Internal Revenue Code allowed two credits for taxpayers that produced and used an alternative fuel in the operation of their business through December 31, 2009. The AFMC was a $0.50 per gallon refundable excise tax credit (which is not taxable), while the CBPC was a $1.01 per gallon credit that is nonrefundable, taxable and has limitations based on an entity's tax liability. Rayonier produces and uses an alternative fuel ("black liquor") at its Jesup, Georgia and Fernandina Beach, Florida performance fibers mills, which qualified for both credits. Rayonier claimed the AFMC on its 2009 income tax return, and accordingly, recognized $205.2 million of income, net of associated expenses, for black liquor produced and used.

In October 2010, the Internal Revenue Service ("IRS") issued clarification that both the AFMC and CBPC can be claimed in the same taxable year for different volumes of black liquor. As a result, the 2010 Consolidated Statement of Income and Comprehensive Income includes a tax credit of $24.3 million recorded in "income tax expense" for black liquor produced and used in 2009, which was not eligible for the AFMC. In 2012 and 2011, management approved exchanges of black liquor gallons previously claimed under the AFMC for the CBPC. The net tax benefit from these exchanges was $12.2 million and $5.8 million, respectively.

Provision for Income Taxes

The (provision for)/benefit from income taxes consisted of the following:

	2012	2011	2010
Current			
U.S. federal	$ (80,029)	$ (26,893)	$ 973
State	(4,569)	(624)	(12)
Foreign	(288)	(342)	(1,242)
	(84,886)	(27,859)	(281)
Deferred			
U.S. federal	(2,598)	(2,079)	(14,554)
State	(595)	(1,066)	(1,283)
Foreign	(55)	(32)	69
	(3,248)	(3,177)	(15,768)
Changes in valuation allowance	(257)	679	832
Total	$ (88,391)	$ (30,357)	$ (15,217)

(Dollar amounts in thousands unless otherwise stated)

A reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate was as follows:

	2012	2011	2010
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
REIT income not subject to federal tax	(7.1)	(10.4)	(16.8)
Income tax rate at federal statutory rates	27.9%	24.6%	18.2%
Installment note prepayment	—	(3.7)	—
Built-in gains tax holiday	—	(1.9)	—
CBPC	—	—	(10.5)
CBPC for AFMC exchange	(3.3)	(1.9)	—
Taxing authority settlements and unrecognized tax benefit adjustments	—	(5.3)	(1.1)
Other	(0.5)	(1.9)	(0.1)
Income tax rate as reported	24.1%	9.9%	6.5%

The effective tax rate, at federal statutory rates, increased in 2012 and 2011 compared to the respective prior year periods due to proportionally higher TRS income. The Company's effective tax rate is below the 35 percent U.S. statutory rate primarily due to tax benefits associated with being a REIT, and the CBPC and AFMC.

Deferred Taxes

Deferred income taxes result from recording revenues and expenses in different periods for financial reporting versus tax reporting. The nature of the temporary differences and the resulting net deferred tax asset (liability) for the two years ended December 31, were as follows:

	2012	2011
Gross deferred tax assets:		
Liabilities for dispositions and discontinued operations	$ 29,944	$ 33,295
Pension, postretirement and other employee benefits	66,354	62,382
Foreign and state NOL carryforwards	18,023	17,796
Tax credit carryforwards	4,429	4,443
Other	8,736	13,615
Total gross deferred tax assets	127,486	131,531
Less: Valuation allowance	(19,294)	(18,811)
Total deferred tax assets after valuation allowance	108,192	112,720
Gross deferred tax liabilities:		
Accelerated depreciation	(61,414)	(62,594)
Repatriation of foreign earnings	(5,428)	(5,030)
Other	(4,461)	(4,021)
Total gross deferred tax liabilities	(71,303)	(71,645)
Net deferred tax asset	$ 36,889	$ 41,075
Current portion of deferred tax asset	$ 15,845	$ 17,133
Noncurrent portion of deferred tax asset	26,792	30,211
Noncurrent portion of deferred tax liability	(5,748)	(6,269)
Net deferred tax asset	$ 36,889	$ 41,075

(Dollar amounts in thousands unless otherwise stated)

Included above are the following foreign and state net operating loss ("NOL") and tax credit carryforwards as of December 31, 2012:

Item	Gross Amount	Valuation Allowance	Expiration
New Zealand NOL Carryforwards (a)	$ 17,394	$ (4,781)	None
State NOL Carryforwards (a)	233,023	(13,242)	2013 - 2018
State and Foreign Tax Credits	3,099	(1,271)	2013 - 2018
Cellulosic Biofuel Producer Credit	1,330	—	2016
Total Valuation Allowance		$ (19,294)	

(a) Fully reserved at December 31, 2012.

In 2012 and 2011, the Company recorded excess tax benefits of $7.6 million and $5.7 million, respectively, related to stock-based compensation. These amounts were credited directly to shareholders' equity and were not included in the consolidated tax provision.

Unrecognized Tax Benefits

In accordance with generally accepted accounting principles, we recognize the impact of a tax position if a position is "more likely than not" to prevail.

A reconciliation of the beginning and ending unrecognized tax benefits for the three years ended December 31 is as follows:

	2012	2011	2010
Balance at January 1,	$ 6,580	$22,580	$17,973
Decreases related to prior year tax positions	—	(16,000) (a)	(1,057)
Increases related to current year tax positions	—	—	5,780
Payments	—	—	(116)
Balance at December 31,	$ 6,580	$ 6,580	$22,580

(a) During 2011, the Company received a final examination report from the IRS regarding its TRS 2009 tax return. As a result, Rayonier reversed the uncertain tax liability recorded in 2009 relating to the taxability of the AFMC and recognized a $16 million tax benefit in the third quarter of 2011.

The total amount of unrecognized tax benefits that, if recognized, would have affected the effective tax rate at December 31, 2012, 2011 and 2010 are $2.6 million, $2.6 million and $18.6 million, respectively. At December 31, 2012, the amount of unrecognized tax benefits that, if recognized, would decrease prepaid tax assets are $4.0 million. Prepaid tax assets are reported in "Other assets" on the Company's Consolidated Balance Sheets.

The Company records interest (and penalties, if applicable) related to unrecognized tax benefits in non-operating expenses. For the year ended December 31, 2012, the Company recorded interest expense of $0.2 million. For the years ended December 31, 2011 and 2010, the Company recorded an interest benefit of $0.3 million. The Company has liabilities of approximately $0.4 million and $0.2 million for the payment of interest at December 31, 2012 and 2011, respectively.

(Dollar amounts in thousands unless otherwise stated)

Tax Statutes

The following table provides detail of the tax years that remain open to examination by the IRS and other significant taxing jurisdictions:

Taxing Jurisdiction	Open Tax Years
U.S. Internal Revenue Service	2009 – 2012
State of Alabama	2009 – 2012
State of Florida	2005 – 2006, 2009 – 2012
State of Georgia	2009 – 2012
New Zealand Inland Revenue	2008 – 2012

9. EARNINGS PER COMMON SHARE

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, performance shares, restricted shares and convertible debt.

The following table provides details of the calculation of basic and diluted EPS for the three years ended December 31:

	2012	2011	2010
Net income	$ 278,685	$ 276,005	$ 217,586
Shares used for determining basic earnings per common share	122,711,802	121,662,985	120,240,275
Dilutive effect of:			
Stock options	634,218	702,693	593,768
Performance and restricted shares	757,308	982,951	1,034,319
Assumed conversion of Senior Exchangeable Notes (a)	2,888,650	1,895,762	—
Assumed conversion of warrants (a)	1,710,445	149,900	—
Shares used for determining diluted earnings per common share	128,702,423	125,394,291	121,868,362
Basic earnings per common share	$ 2.27	$ 2.27	$ 1.81
Diluted earnings per common share	$ 2.17	$ 2.20	$ 1.79

	2012	2011	2010
Anti-dilutive shares excluded from the computations of diluted earnings per share:			
Stock options, performance and restricted shares	224,918	161,786	308,421
Assumed conversion of exchangeable note hedges (a)	2,888,650	1,895,762	—
Total	3,113,568	2,057,548	308,421

(a) The Senior Exchangeable Notes due 2012 (the "2012 Notes") matured in October 2012; however, no additional shares were issued due to the offsetting exchangeable note hedges (the "hedges"). Similarly, Rayonier will not issue additional shares upon maturity of the Senior Exchangeable Notes due 2015 (the "2015 Notes") due to the offsetting hedges. Accounting Standards Codification 260, *Earnings Per Share* requires the assumed conversion of the Notes to be included in dilutive shares if the average stock price for the period exceeds the strike prices, while the assumed conversion of the hedges is excluded since they are anti-dilutive. As such, the dilutive effect of the assumed conversion of the Senior Exchangeable Notes was included through the retirement date for the 2012 Notes and the full year for the 2015 Notes. Rayonier will distribute additional shares upon maturity of the warrants if the stock price exceeds the strike prices of $41.41 for the Notes due 2012 and $39.50 for the Notes due 2015. For additional information on the potential dilutive impact of the Senior Exchangeable Notes, warrants and exchangeable note hedges, see Note 11 — *Debt.*

(Dollar amounts in thousands unless otherwise stated)

10. INVENTORY

As of December 31, 2012 and 2011, Rayonier's inventory included the following:

	2012	2011
Finished goods (a)	$ 103,568	$ 96,261
Work in progress	4,446	5,544
Raw materials	17,602	18,295
Manufacturing and maintenance supplies	2,350	1,898
Total inventory	$ 127,966	$ 121,998

(a) Includes $4.9 million and $8.3 million of HBU real estate held for sale at December 31, 2012 and 2011, respectively.

11. DEBT

Rayonier's debt consisted of the following at December 31, 2012 and 2011:

	2012	2011
Senior Notes due 2022 at a fixed interest rate of 3.75%	$ 325,000	$ —
Senior Exchangeable Notes due 2012 at a fixed interest rate of 3.75% (retired in October 2012)	—	294,622
Senior Exchangeable Notes due 2015 at a fixed interest rate of 4.50% (a)	165,821	163,525
Installment note due 2014 at a fixed interest rate of 8.64%	112,500	112,500
Mortgage notes due 2017 at fixed interest rates of 4.35% (b)	76,731	88,582
Pollution control bond (retired in May 2012) and solid waste bond due 2020 at a variable interest rate of 1.57% at December 31, 2012	15,000	38,110
Revolving Credit Facility borrowings due 2016 at variable interest rates of 1.19% to 3.25% at December 31, 2012 (c)	275,000	150,000
Term Credit Agreement borrowings due 2019 at a variable interest rate of 1.71% at December 31, 2012	300,000	—
Total debt	1,270,052	847,339
Less: Current maturities of long-term debt	(150,000)	(28,110)
Long-term debt	$1,120,052	$ 819,229

Principal payments due during the next five years and thereafter are as follows:

2013 (c)	$ 150,000
2014	112,500
2015	172,500
2016	125,000
2017	73,500
Thereafter	640,000
Total Debt	$1,273,500

(a) Our Senior Exchangeable Notes maturing in 2015 were discounted by $6.7 million and $9.0 million as of December 31, 2012 and 2011, respectively, but upon maturity the liability will be $172.5 million.

(b) The mortgage notes due in 2017 were recorded at a premium of $3.2 million and $4.6 million as of December 31, 2012 and 2011, respectively. Upon maturity the liability will be $73.5 million.

(c) Borrowings under the Revolving Credit Facility include $150 million classified in current liabilities due to the Company's intent to repay this amount in January 2013.

(Dollar amounts in thousands unless otherwise stated)

Term Credit Agreement

In December 2012, the Company entered into a $640 million senior unsecured term credit agreement with banks in the farm credit system, which is a network of cooperatives. The agreement matures in December 2019 and has a delayed draw feature that allows borrowings up to $640 million through December 2017 using a maximum of five advances. The periodic interest rate on the term credit agreement is LIBOR plus 150 basis points, with an unused commitment fee of 15 basis points. The Company expects to receive annual patronage refunds, which are profit distributions made by a cooperative to its member-users based on the quantity or value of business done with the member-user. The Company expects the effective interest rate to approximate LIBOR plus 100 basis points after consideration of the cash patronage refunds. At closing, TRS borrowed $300 million under the term credit agreement and used the proceeds to pay down its outstanding borrowings under the Company's existing revolving credit facility.

Revolving Credit Facility

In April 2011, the Company entered into a five year $300 million unsecured revolving credit facility, replacing the previous $250 million facility which was scheduled to expire in August 2011. The facility had a borrowing rate of LIBOR plus 105 basis points plus a facility fee of 20 basis points. In August 2011, the Company increased the revolving credit facility to $450 million from $300 million. In October 2012, the Company negotiated amendments to the facility providing for improved pricing with a borrowing rate of LIBOR plus 97.5 basis points and a facility fee of 15 basis points. The amended and restated credit agreement also eliminated all requirements for subsidiary guarantors, other than cross-guarantees of the borrowers. The covenants related to the facility were also amended to provide additional borrowing capacity and other changes. The April 2016 expiration date remained unchanged. At December 31, 2012, the Company had $171 million of available borrowings under this facility, net of $4 million to secure its outstanding letters of credit.

3.75% Senior Notes issued March 2012

In March 2012, Rayonier Inc. issued $325 million of 3.75% Senior Notes due 2022, guaranteed by certain subsidiaries. The guarantors were revised in conjunction with the October 2012 revolving credit facility amendment, leaving TRS and Rayonier Operating Company LLC as the remaining guarantors. Approximately $150 million of the proceeds were used to repay borrowings under the Company's revolving credit facility.

$105 Million Secured Mortgage Notes Assumed

In November 2011, in connection with the acquisition of approximately 250,000 acres of timberlands, the Company assumed notes totaling $105 million, secured by mortgages on certain parcels of the timberlands acquired. The notes bear fixed interest rates of 4.35 percent with original terms of seven years maturing in August 2017. The Company prepaid $21.0 million of principal on the mortgage notes concurrent with the acquisition and an additional $10.5 million during 2012, the maximum amounts allowed without penalty at the respective dates. The notes were recorded at fair value on the date of acquisition. At December 31, 2012, the carrying value of the debt outstanding was $76.7 million; however, the liability will be $73.5 million at maturity. See Note 6 — *Timberland Acquisitions* for additional information regarding the transaction.

4.50% Senior Exchangeable Notes issued August 2009

In August 2009, TRS issued $172.5 million of 4.50% Senior Exchangeable Notes due 2015. The notes are guaranteed by Rayonier, and are non-callable. The $172.5 million in principal will be settled in cash and any excess exchange value will be settled at the option of the Company in either cash or stock of Rayonier. Note holders may convert their notes to common stock of Rayonier, subject to certain provisions including the market price of the stock and the trading price of the convertible notes. The current exchange rate is 30.24 shares per $1,000 principal based on an exchange price of $33.07.

In separate transactions, TRS and Rayonier purchased exchangeable note hedges and sold warrants, respectively, based on 5,169,653 underlying shares of Rayonier. These transactions had the effect of increasing the conversion premium from 22.5 percent to 46 percent or to $39.50 per share. The exchangeable note hedge and warrant transactions are intended to limit exposure of potential dilution to Rayonier shareholders from note holders who could exchange the notes for Rayonier common shares. On exercise of the hedges, TRS will receive shares of Rayonier common stock equal to the difference between the then market price and the strike price of $33.07. The holders of the warrants will receive net shares from Rayonier if the share price is above $39.50 at maturity of the warrants.

(Dollar amounts in thousands unless otherwise stated)

The purchased hedges and sold warrants are not part of the terms of the notes and will not affect the note holders' rights. Likewise, the note holders will not have any rights with respect to the hedge or the warrants. The purchased hedges and the sold warrants do not meet the definition of a derivative instrument because they are indexed to the Company's own stock. They were recorded in shareholders' equity in the Consolidated Balance Sheet and are not subject to mark-to-market adjustments.

As of December 31, 2012, the Exchangeable Notes due 2015 became exchangeable at the option of the holders for the calendar quarter ending March 31, 2013. Per the indenture, in order for the notes to become exchangeable, the Company's stock price must exceed 130 percent of the exchange price for 20 trading days in a period of 30 consecutive trading days as of the last day of the quarter. The entire balance of the notes remained classified as long-term debt at December 31, 2012 due to the ability and intent of the Company to refinance them on a long-term basis.

3.75% Senior Exchangeable Notes issued October 2007

In October 2007, TRS issued $300.0 million of 3.75% Senior Exchangeable Notes due 2012. In separate transactions, TRS and Rayonier, purchased an exchangeable note hedge and sold warrants, respectively, based on 8,239,920 underlying shares of Rayonier. These transactions had the effect of increasing the conversion premium from 22 percent to 40 percent or to $41.41 per share. The notes matured in October 2012 and the outstanding principal balance of $300.0 million was paid in cash, financed through borrowings on the Company's revolving credit facility. The exchangeable note hedges also matured and the associated shares were used to pay the excess exchange value of 2,221,056 shares of Rayonier stock. As a result, there was no impact on the number of shares outstanding. Warrants sold in conjunction with the issuance of the notes and hedges remain outstanding and have maturity dates in first quarter 2013. The holders of the warrants will receive net shares from Rayonier if the share price is above $41.41 at maturity of the warrants. For information regarding the dilutive effect of the assumed conversion of the warrants, refer to Note 9 — *Earnings per Common Share.*

The warrants are not part of the terms of the notes and the note holders will not have any rights with respect to the warrants. The warrants do not meet the definition of a derivative instrument because they are indexed to the Company's own stock. They were recorded in shareholders' equity in the Consolidated Balance Sheet and are not subject to mark-to-market adjustments.

The amounts related to convertible debt in the Consolidated Balance Sheets as of December 31, 2012 and 2011 are as follows:

	2012	2011
Liabilities:		
Principal amount of debt		
4.50% Senior Exchangeable Notes	$172,500	$172,500
3.75% Senior Exchangeable Notes	—	300,000
Unamortized discount		
4.50% Senior Exchangeable Notes	(6,679)	(8,975)
3.75% Senior Exchangeable Notes	—	(5,378)
Net carrying amount of debt	$165,821	$458,147
Equity:		
Common stock	$ 8,850	$ 28,092

The discount for the 3.75% Senior Exchangeable Notes was amortized through maturity in October 2012 while the unamortized discount for the 4.50% notes will be amortized through August 2015.

(Dollar amounts in thousands unless otherwise stated)

The amount of interest related to the convertible debt recognized in the Consolidated Statements of Income and Comprehensive Income for the three years ended December 31 is as follows:

	2012	2011	2010
Contractual interest coupon			
4.50% Senior Exchangeable Notes	$ 7,763	$ 7,763	$ 7,763
3.75% Senior Exchangeable Notes	8,682	11,250	11,250
Amortization of debt discount			
4.50% Senior Exchangeable Notes	2,296	2,167	2,045
3.75% Senior Exchangeable Notes	5,378	6,487	6,115
Total interest expense recognized	$ 24,119	$ 27,667	$ 27,173

The effective interest rate on the liability component of both issues for the years ended December 31, 2012, 2011 and 2010 was 6.21%.

Debt Covenants

In connection with the Company's $450 million revolving credit facility, covenants must be met, including an interest coverage ratio based on the facility's definition of EBITDA ("Covenant EBITDA"). Covenant EBITDA consists of earnings from continuing operations before the cumulative effect of accounting changes and any provision for dispositions, income taxes, interest expense, depreciation, depletion, amortization and the non-cash cost basis of real estate sold. Modifications were made to other covenants through the October 2012 facility amendment. The leverage ratio was revised to provide additional borrowing capacity to permit funded debt of Rayonier Inc. and its subsidiaries up to 65 percent of consolidated net worth, plus the amount of consolidated funded debt. Previously, debt was limited to four times Covenant EBITDA. In addition, the Company can now transfer assets to any subsidiary, and any subsidiary can now transfer assets to other subsidiaries or to the Company. An additional covenant was added to limit debt at subsidiaries (excluding Rayonier Operating Company LLC and TRS, which are borrowers under the agreement) to 15 percent of Consolidated Net Tangible Assets. Consolidated Net Tangible Assets is defined as total assets less the sum of total current liabilities and intangible assets. The amended and restated credit agreement removed RFR as a borrower, but also eliminated specific negative covenants relating to RFR under this facility.

The term credit agreement, executed in December 2012, contains various covenants customary to credit agreements with borrowers having investment-grade debt ratings. These covenants are substantially identical to those of the credit facility, as revised in October 2012 and discussed above.

The Company's $112 million installment note includes covenants related to Rayonier Forest Resources ("RFR"). RFR may not incur additional debt unless, at the time of incurrence, and after giving pro forma effect to the receipt and application of the proceeds of such debt, RFR meets or exceeds a minimum ratio of cash flow to fixed charges. RFR's ability to make certain quarterly distributions to Rayonier Inc. is limited to an amount equal to RFR's "available cash," which consists of its opening cash balance plus proceeds from permitted borrowings.

At December 31, 2012, the Company was in compliance with all covenants. The covenants listed below, which are the most significant financial covenants in effect as of December 31, 2012, are calculated on a trailing 12-month basis:

	Covenant Requirement	Actual ratio	Favorable
Covenant EBITDA to consolidated interest expense should not be less than	2.50 to 1	12.57 to 1	10.07
Consolidated funded debt should not exceed 65 percent of consolidated net worth plus the amount of consolidated funded debt	65%	45%	20%
Subsidiary debt should not exceed 15 percent of Consolidated Net Tangible Assets	15%	0%	15%
RFR cash flow available for fixed charges to RFR fixed charges should not be less than	2.50 to 1	15.53 to 1	13.03

In addition to the financial covenants listed above, the installment note, mortgage notes, senior notes, term credit agreement and revolving credit facility include customary covenants that limit the incurrence of debt, the disposition of assets, and the making of certain payments between RFR and Rayonier, among others. An asset sales covenant in the RFR installment note related agreements requires the Company, subject to certain exceptions, to either reinvest cumulative timberland sale proceeds for

(Dollar amounts in thousands unless otherwise stated)

individual sales greater than $10 million (the "excess proceeds") in timberland-related investments or, once the amount of excess proceeds not reinvested exceeds $50 million, to offer the note holders prepayment of the notes ratably in the amount of the excess proceeds. During April 2012, the excess proceeds exceeded the $50 million limit and as a result, repayment of $59.9 million was offered to the note holders. The note holders declined the offer and the excess proceeds were reset to zero. The amount of excess proceeds was $0 and $37.5 million at December 31, 2012 and 2011, respectively.

Subsequent Event

The warrants sold in conjunction with the issuance of the Senior Exchangeable Notes due 2012 began maturing on January 15, 2013 and will continue to mature through March 27, 2013. As of February 20, 2013, 4,156,775 of the 8,313,511 warrants have matured, resulting in the issuance of 998,689 Rayonier common shares.

(Dollar amounts in thousands unless otherwise stated)

12. SHAREHOLDERS' EQUITY

An analysis of shareholders' equity for each of the three years ended December 31, 2012 is shown below.

	Common Shares		Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Shareholders' Equity
	Shares	Amount			
Balance, December 31, 2009	119,312,961	$ 561,962	$ 663,986	$ (79,742)	$ 1,146,206
Net income	—	—	217,586	—	217,586
Dividends ($1.36 per share)	—	—	(164,514)	—	(164,514)
Issuance of shares under incentive stock plans	1,914,341	26,314	—	—	26,314
Stock-based compensation	—	15,223	—	—	15,223
Excess tax benefit on stock-based compensation	—	5,411	—	—	5,411
Repurchase of common shares	(204,162)	(6,028)	—	—	(6,028)
Net gain from pension and postretirement plans	—	—	—	6,385	6,385
Foreign currency translation adjustment	—	—	—	4,162	4,162
Joint venture cash flow hedges	—	—	—	837	837
Balance, December 31, 2010	121,023,140	$ 602,882	$ 717,058	$ (68,358)	$ 1,251,582
Net income	—	—	276,005	—	276,005
Dividends ($1.52 per share)	—	—	(186,828)	—	(186,828)
Issuance of shares under incentive stock plans	1,220,731	13,451	—	—	13,451
Stock-based compensation	—	16,181	—	—	16,181
Excess tax benefit on stock-based compensation	—	5,681	—	—	5,681
Repurchase of common shares	(208,694)	(7,909)	—	—	(7,909)
Net loss from pension and postretirement plans	—	—	—	(46,263)	(46,263)
Foreign currency translation adjustment	—	—	—	3,546	3,546
Joint venture cash flow hedges	—	—	—	(2,373)	(2,373)
Balance, December 31, 2011	122,035,177	$ 630,286	$ 806,235	$ (113,448)	$ 1,323,073
Net income	—	—	278,685	—	278,685
Dividends ($1.68 per share)	—	—	(208,286)	—	(208,286)
Issuance of shares under incentive stock plans	1,467,024	25,495	—	—	25,495
Stock-based compensation	—	15,116	—	—	15,116
Excess tax benefit on stock-based compensation	—	7,635	—	—	7,635
Repurchase of common shares	(169,757)	(7,783)	—	—	(7,783)
Net loss from pension and postretirement plans	—	—	—	(496)	(496)
Foreign currency translation adjustment	—	—	—	4,352	4,352
Joint venture cash flow hedges	—	—	—	213	213
Balance, December 31, 2012	123,332,444	$ 670,749	$ 876,634	$ (109,379)	$ 1,438,004

The table below summarizes the tax characteristics of the cash dividend paid to shareholders for the three years ended December 31, 2012:

	2012	2011	2010
Capital gain	$ 1.68	$ 1.52	$ 1.36
Non-taxable return of capital	—	—	—
Total cash dividend per common share	$ 1.68	$ 1.52	$ 1.36

(Dollar amounts in thousands unless otherwise stated)

13. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

AOCI was comprised of the following as of December 31, 2012 and 2011:

	2012	2011
Foreign currency translation adjustments (a)	$ 38,829	$ 34,477
New Zealand joint venture cash flow hedges (b)	(3,628)	(3,841)
Unrecognized components of employee benefit plans, net of tax	(144,580)	(144,084)
Total	$ (109,379)	$ (113,448)

(a) During the year ended December 31, 2012 the increase in net foreign currency translation adjustments was due to the strengthening of the New Zealand dollar against the U.S. dollar.

(b) Rayonier records its proportionate share of the JV's cash flow hedges, as increases or decreases to "Investment in Joint Venture" with corresponding adjustments to "Accumulated other comprehensive loss" in the Company's Consolidated Balance Sheets.

14. OTHER OPERATING INCOME, NET

The following table provides the composition of Other operating income, net for the three years ended December 31:

	2012	2011	2010
Lease income, primarily for hunting	$ 15,937	$ 13,071	$ 12,144
Other non-timber income	3,346	2,145	2,822
Insurance proceeds	2,298	1,890	2,700
Loss on sale or disposal of property plant & equipment (a)	(3,443)	(7,412)	(871)
Environmental and disposition reserve adjustments (b)	(797)	(5,989)	(3,201)
Corporate development costs	(1,073)	—	—
Miscellaneous income (expense), net	(3,165)	124	(3,075)
Total	$ 13,103	$ 3,829	$ 10,519

(a) 2011 included a $5.5 million write-off related to process equipment changes needed for the CSE project.

(b) 2011 included a $6.5 million increase in a disposition reserve for a closed mill site. For additional information, see Note 15 — *Liabilities for Dispositions and Discontinued Operations.*

15. LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS

The Company's dispositions and discontinued operations include its Port Angeles, Washington former dissolving pulp mill site, which was closed in 1997; Southern Wood Piedmont Company ("SWP"), which ceased operations in 1989 except for investigation and remediation activities; and other miscellaneous assets held for disposition. SWP owns or has liability for ten inactive former wood treating sites that are subject to the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and/or other similar federal or state statutes relating to the investigation and remediation of environmentally-impacted sites.

An analysis of activity in the liabilities for dispositions and discontinued operations for the three years ended December 31, 2012 follows:

	2012	2011	2010
Balance, January 1	$ 90,824	$ 93,160	$ 98,591
Expenditures charged to liabilities	(9,926)	(9,209)	(8,632)
Increase to liabilities	797	6,873	3,201
Balance, December 31	81,695	90,824	93,160
Less: Current portion	(8,105)	(9,931)	(11,500)
Non-current portion	$ 73,590	$ 80,893	$ 81,660

The Company discloses specific site liabilities where current estimates exceed 10 percent of the total liabilities for dispositions and discontinued operations at December 31, 2012. An analysis of the activity for the two years ended December 31, 2012 is as follows:

	Activity (in millions) as of December 31,						
Sites	2010 Liability	Expenditures	Increase (Reduction) to Liabilities	2011 Liability	Expenditures	(Reduction) Increase to Liabilities	2012 Liability
Augusta, Georgia	$ 14.9	$ (1.1)	$ 0.1	$ 13.9	$ (0.8)	$ (1.0)	$ 12.1
Spartanburg, South Carolina	14.3	(1.0)	1.4	14.7	(0.9)	0.2	14.0
East Point, Georgia	12.3	(1.3)	—	11.0	(1.0)	0.9	10.9
Baldwin, Florida	10.0	(0.8)	0.5	9.7	(0.9)	0.3	9.1
Other SWP sites	31.8	(2.2)	(3.3)	26.3	(3.6)	(1.8)	20.9
Total SWP	83.3	(6.4)	(1.3)	75.6	(7.2)	(1.4)	67.0
Port Angeles, Washington	4.4	(2.2)	7.1	9.3	(1.7)	1.9	9.5
All other sites	5.5	(0.6)	1.0	5.9	(1.0)	0.3	5.2
TOTAL	$ 93.2	$ (9.2)	$ 6.8	$ 90.8	$ (9.9)	$ 0.8	$ 81.7

A brief description of each of these sites is as follows:

Augusta, Georgia — SWP operated a wood treatment plant at this site from 1928 to 1988. The majority of visually contaminated surface soils have been removed, and remediation activities currently consist primarily of a groundwater treatment and recovery system. The site operates under a 10-year hazardous waste permit issued pursuant to RCRA, which expires in 2014. Current cost estimates could change if recovery or discharge volumes increase or decrease significantly, or if changes to current remediation activities are required in the future. Total spending as of December 31, 2012 was $67.3 million. The Company's recorded liabilities cover its obligations for estimated remaining remedial and monitoring activities through 2032.

Spartanburg, South Carolina — SWP operated a wood treatment plant at this site from 1925 to 1989. Remediation activities include: (1) a recovery system and biological wastewater treatment plant, (2) an ozone-sparging system treating soil and groundwater and (3) an ion-exchange resin system treating groundwater. The cost estimate includes potential remediation of identified off-site areas which appear to have been impacted from a portion of the former operating plant. In 2012, SWP entered into a consent decree with the South Carolina Department of Health and Environmental Control which governs future investigatory and assessment activities at the site. Depending on the results of this investigation and assessment, additional remedial actions may be required in the future. Therefore, current cost estimates could change. Total spending as of December 31, 2012 was $38.8 million. The Company's recorded liabilities cover its obligations for estimated remaining assessment, remedial and monitoring activities through 2032.

East Point, Georgia — SWP operated a wood treatment plant at this site from 1908 to 1984. This site operates under a 10-year RCRA hazardous waste permit, which is currently in the renewal process. In 2009, SWP entered into a consent order with the Environmental Protection Division of the Georgia Department of Natural Resources which requires that SWP perform certain additional investigatory, analytical and potentially, remedial activity. Therefore, while active remedial measures are currently ongoing, additional remedial measures may be necessary in the future. Total spending as of December 31, 2012 was $21.0 million. The Company's recorded liabilities cover its obligations for estimated remaining assessment, remedial and monitoring activities

(Dollar amounts in thousands unless otherwise stated)

through 2032.

Baldwin, Florida — SWP operated a wood treatment plant at this site from 1954 to 1987. This site operates under a 10-year hazardous waste permit issued pursuant to RCRA, which expires in 2016. Visually contaminated surface soils have been removed, and current remediation activities primarily consist of a groundwater recovery and treatment system. Investigation and assessment of other potential areas of concern are ongoing in accordance with the facility's RCRA permit and additional remedial activities may be necessary in the future. Therefore, current cost estimates could change. Total spending as of December 31, 2012 was $20.6 million. The Company's recorded liabilities cover its obligations for estimated remaining assessment, remedial and monitoring activities through 2026.

Port Angeles, Washington — The Company operated a dissolving pulp mill at this site from 1930 until 1997. The site and the adjacent marine areas (a portion of Port Angeles harbor) have been in various stages of the assessment process under the Washington Model Toxics Control Act ("MTCA") since about 2000, and several voluntary interim soil clean-up actions have also been performed during this time. In 2010, the Company entered into an agreed order with the Washington Department of Ecology ('Ecology"), under which the MTCA investigatory, assessment and feasibility and alternatives study process will be completed on a set timetable, subject to approval of all reports and studies by Ecology. Upon completion of all work required under the agreed order and negotiation of an approved remedy, additional remedial measures for the site and adjacent marine areas may be necessary in the future. In 2011, an increase in the reserve of $7.1 million was recorded, with $6.5 million of the increase recorded as an expense in "other operating income, net" in the Consolidated Statements of Income and Comprehensive Income. Total spending as of December 31, 2012 was $41.2 million. The Company's recorded liabilities cover its obligations for estimated assessment, remediation and monitoring obligations that are deemed probable and estimable at this time.

The Company estimates that expenditures for environmental investigation, remediation, monitoring and other costs for all dispositions and discontinued operations will be approximately $8 million in both 2013 and 2014. Such costs will be charged against its liabilities for dispositions and discontinued operations, which include environmental assessment, remediation and monitoring costs. The Company believes established liabilities are sufficient for costs expected to be incurred over the next 20 years with respect to its dispositions and discontinued operations. Remedial actions for these sites vary, but include on-site (and in certain cases off-site) removal or treatment of contaminated soils and sediments, recovery and treatment/remediation of groundwater, and source remediation and/or control.

In addition, the Company is exposed to the risk of reasonably possible additional losses in excess of the established liabilities. As of December 31, 2012, this amount could range up to $29 million, allocable over several of the applicable sites, and arises from uncertainty over the availability, feasibility or effectiveness of certain remediation technologies, additional or different contamination that may be discovered, development of new or more effective environmental remediation technologies and the exercise of discretion in interpretation of applicable law and regulations by governmental agencies.

16. CONTINGENCIES

Rayonier is engaged in various legal actions, including certain environmental matters that are discussed more fully in Note 15 — *Liabilities for Dispositions and Discontinued Operations.*

The Company has been named as a defendant in various other lawsuits and claims arising in the normal course of business. While the Company has procured reasonable and customary insurance covering risks normally occurring in connection with its businesses, it has in certain cases retained some risk through the operation of self-insurance, primarily in the areas of workers' compensation, property insurance and general liability. These other lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flow.

Subsequent Event

On February 6, 2013, China's Ministry of Commerce (MOFCOM) notified the Company and a number of other parties that it had commenced an anti-dumping investigation into imports of dissolving, cotton and bamboo pulp into China from the U.S., Canada and Brazil. The notice published by MOFCOM indicates that the investigation was initiated based on a petition filed by a number of primarily commodity viscose pulp manufacturers in China. Nonetheless, as currently scoped by MOFCOM, the investigation includes all dissolving pulp, including the Company's high alpha (high purity) cellulose specialties pulps.

According to the notice, the investigation period for dumping covers calendar year 2012, and the investigation period for purposes of determining potential injury to the Chinese cellulose pulp industry is from January 1, 2010 until December 31, 2012. During calendar year 2012, Rayonier shipped about 124,000 tons of pulp into China, with about 114,500 tons being our high alpha

(Dollar amounts in thousands unless otherwise stated)

acetate and other high purity pulps. The remainder was commodity viscose pulps.

Under Chinese law, the entire anti-dumping investigation process is expected to take 12 to 18 months. Based on detailed information required to be submitted, MOFCOM is expected to first make a preliminary determination of the dumping margin, if any, on a company-by-company basis within 6 to 9 months after initiation. Between 12 and 18 months from initiation, MOFCOM is then expected to issue its final dumping determination for each company. Final dumping duties, if any, are imposed for five years.

The Company will cooperate with this investigation. While no assurances can be given, it is not expected that this matter will have a material adverse effect on the business or financial condition of the Company.

17. GUARANTEES

The Company provides financial guarantees as required by creditors, insurance programs, and state and foreign governmental agencies. As of December 31, 2012, the following financial guarantees were outstanding:

Financial Commitments	Maximum Potential Payment	Carrying Amount of Liability
Standby letters of credit (a)	$ 18,955	$ 15,000
Guarantees (b)	2,254	43
Surety bonds (c)	7,189	1,327
Total financial commitments	$ 28,398	$ 16,370

(a) Approximately $15 million of the standby letters of credit serve as credit support for industrial revenue bonds. The remaining letters of credit support various insurance related agreements, primarily workers' compensation and pollution liability policy requirements. These letters of credit will expire at various dates during 2013 and will be renewed as required.

(b) In conjunction with a timberland sale and note monetization in the first quarter of 2004, the Company issued a make-whole agreement pursuant to which it guaranteed $2.3 million of obligations of a special-purpose entity that was established to complete the monetization. At December 31, 2012, the Company has recorded a de minimus liability to reflect the fair market value of its obligation to perform under the make-whole agreement.

(c) Rayonier issues surety bonds primarily to secure timber harvesting obligations in the State of Washington and to provide collateral for the Company's workers' compensation self-insurance program in that state. These surety bonds expire at various dates between 2013 and 2014 and are expected to be renewed as required.

(Dollar amounts in thousands unless otherwise stated)

18. COMMITMENTS

The Company leases certain buildings, machinery and equipment under various operating leases. Total rental expense for operating leases amounted to $3.9 million, $3.3 million and $3.7 million in 2012, 2011 and 2010, respectively. The Company also has long-term leases on certain timberlands in the Southern U.S. These leases typically have initial terms of approximately 30 to 65 years, with renewal provisions in some cases. Such leases are generally non-cancellable and require minimum annual rental payments. Total expenditures for long-term leases and deeds on timberlands amounted to $8.0 million, $7.3 million and $7.2 million in 2012, 2011 and 2010, respectively.

At December 31, 2012, the future minimum payments under non-cancellable operating and timberland leases were as follows:

	Operating Leases	Timberland Leases (a)	Total
2013	$ 3,833	$ 7,822	$ 11,655
2014	2,936	7,336	10,272
2015	1,968	7,104	9,072
2016	1,643	7,007	8,650
2017	1,181	6,670	7,851
Thereafter through 2036	2,046	48,259	50,305
	$ 13,607	$ 84,198	$ 97,805

(a) The majority of timberland leases are subject to increases or decreases based on either the Consumer Price Index or Producer Price Index.

19. INCENTIVE STOCK PLANS

At December 31, 2012, the Company had two stock-based employee compensation plans. The 1994 Rayonier Incentive Stock Plan ("the 1994 Plan") provided for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares and restricted stock, subject to certain limitations. The Company no longer issues shares under the 1994 Plan. The Rayonier Incentive Stock Plan ("the Stock Plan") provides for up to 15.8 million shares to be granted for incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and restricted stock units, subject to certain limitations. At December 31, 2012, a total of 7.0 million shares were available for future grants under the Stock Plan. Under the Stock Plan, shares available for issuance are reduced by 1 share for each option or right granted and by 2.27 shares for each performance share, restricted share or restricted stock unit granted. The Company issues new shares of stock upon the exercise of stock options, the granting of restricted stock, and the vesting of performance shares.

Total stock-based compensation cost recorded in "Selling and general expenses" was $14.3 million, $16.2 million and $14.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. For the years ended December 31, 2012, 2011 and 2010, stock-based compensation expense of $0.8 million, $0 and $0.3 million, respectively, was recorded in "Cost of sales."

Tax benefits recognized related to stock-based compensation expense for the three years ended December 31, 2012 were $4.0 million, $4.3 million and $4.2 million, respectively.

Fair Value Calculations by Award

Restricted Stock

Restricted stock granted under the Stock Plan generally vests upon completion of a one to three year period. The fair value of each share granted is equal to the share price of the Company's stock on the date of grant. As of December 31, 2012, there was $0.4 million of unrecognized compensation cost related to the Company's outstanding restricted stock. This cost is expected to be recognized over a weighted average period of 0.7 years.

A summary of the Company's restricted shares is presented below:

	2012	2011	2010
Restricted shares granted	18,742	20,535	42,180
Weighted average price of restricted shares granted	$ 42.40	$ 43.55	$ 29.91
(Amounts in millions)			
Intrinsic value of restricted stock outstanding (a)	$ 2.1	$ 3.4	$ 4.9
Fair value of restricted stock vested	$ 1.8	$ 2.6	$ 3.2
Cash used to pay the minimum withholding tax requirements in lieu of receiving common shares	$ 0.6	$ 0.8	$ 0.8

(a) Intrinsic value of restricted stock outstanding is based on the market price of the Company's stock at December 31, 2012.

	2012	
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Shares at January 1,	76,185	$ 33.55
Granted	18,742	42.40
Vested	(53,405)	33.73
Cancelled	(950)	35.55
Non-vested Restricted Shares at December 31,	40,572	37.36

Performance Share Units

The Company's performance share units generally vest upon completion of a three-year period. The number of shares, if any, that are ultimately awarded is contingent upon Rayonier's total shareholder return versus selected peer group companies. The performance share payout is based on a market condition and as such, the awards are valued using a Monte Carlo simulation model. The model generates the fair value of the award at the grant date, which is then amortized over the vesting period.

The Stock Plan allows for the cash settlement of the minimum required withholding tax on performance share unit awards. As of December 31, 2012, there was $9.1 million of unrecognized compensation cost related to the Company's performance share unit awards. This cost is expected to be recognized over a weighted average period of 1.7 years.

A summary of the Company's performance share units is presented below:

	2012	2011	2010
Common shares of Company stock reserved for performance shares	337,360	470,820	606,180
Weighted average fair value of performance share units granted	$ 56.36	$ 51.57	$ 39.25
(Amounts in millions)			
Intrinsic value of outstanding performance share units (a)	$ 36.3	$ 46.0	$ 40.3
Fair value of performance shares vested	$ 22.2	$ 9.9	$ 19.7
Cash used to pay the minimum withholding tax requirements in lieu of receiving common shares	$ 7.2	$ 7.1	$ 5.3

(a) Intrinsic value of outstanding performance share units is based on the market price of the Company's stock at December 31, 2012.

	2012	
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding Performance Share units at January 1,	1,030,075	$ 33.73
Granted	168,680	56.36
Units Distributed	(488,570)	21.76
Cancelled/Adjustments	(9,360)	45.08
Outstanding Performance Share units at December 31,	700,825	47.23

Expected volatility was estimated using daily returns on the Company's common stock for the three-year period ending on the grant date. The risk-free rate was based on the 3-year U.S. treasury rate on the date of the award. The dividend yield was not used to calculate fair value as all awards granted after January 1, 2010 receive dividend equivalents. The following chart provides a tabular overview of the assumptions used in calculating the fair value of the awards granted for the three years ended December 31, 2012:

	2012	2011	2010
Expected volatility	36.9%	51.3%	51.7%
Risk-free rate	0.4%	1.0%	1.4%

Non-Qualified Employee Stock Options

The exercise price of each non-qualified stock option granted under both the 1994 and the Stock Plan are equal to the closing market price of the Company's stock on the grant date. Under the 1994 Plan, the maximum term is 10 years and two days from the grant date while under the Stock Plan, the maximum term is 10 years from the grant date. Awards vest ratably over three years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The expected volatility is based on historical volatility for each grant and is calculated using the historical change in the daily market price of the Company's common stock over the expected life of the award. The expected life is based on prior exercise behavior. The Company has elected to value each grant in total and recognize the expense for stock options on a straight-line basis over three years.

The following chart provides a tabular overview of the weighted average assumptions and related fair value calculations of options granted for the three years ended December 31, 2012:

	2012	2011	2010
Expected volatility	39.3%	38.2%	37.8%
Dividend yield	3.6%	3.9%	4.7%
Risk-free rate	1.3%	2.6%	3.2%
Expected life (in years)	6.4	6.5	6.7
Fair value per share of options granted	$11.85	$9.99	$7.07
Fair value of options granted (in millions)	2.8	3.0	2.8

A summary of the status of the Company's stock options as of and for the year ended December 31, 2012 is presented below:

	2012			
	Number of Shares	Weighted Average Exercise Price (per common share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at January 1,	2,346,451	$ 26.77		
Granted	234,110	44.42		
Exercised	(960,662)	26.23		
Cancelled	(11,570)	37.47		
Options outstanding at December 31,	1,608,329	$ 29.64	6.2	$ 35.2
Options vested and expected to vest	1,607,293	$ 29.64	6.2	$ 35.2
Options exercisable at December 31,	1,235,630	$ 26.71	5.5	$ 30.4

A summary of additional information pertaining to the Company's stock options is presented below:

	2012	2011	2010
(Amounts in millions)			
Intrinsic value of options exercised (a)	$ 20.5	$ 10.4	$ 15.6
Fair value of options vested	$ 3.3	$ 2.5	$ 2.4

(a) Intrinsic value of options exercised is the amount by which the fair value of the stock on the exercise date exceeded the exercise price of the option.

As of December 31, 2012, there was $1.8 million of unrecognized compensation cost related to the Company's stock options. This cost is expected to be recognized over a weighted average period of 1.0 year.

20. EMPLOYEE BENEFIT PLANS

The Company has four qualified non-contributory defined benefit pension plans covering a significant majority of its employees and an unfunded plan that provides benefits in excess of amounts allowable under current tax law in the qualified plans. The Company closed enrollment in its pension plans to salaried employees hired after December 31, 2005, to Fernandina hourly employees hired after April 30, 2006, to Jesup hourly employees hired after March 4, 2009 and to Wood Products hourly employees hired after February 28, 2011. Currently, all plans are closed to new participants. Employee benefit plan liabilities are calculated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause the estimates to change.

In September 2008, the Company changed its postretirement medical plan for active and retired salaried employees to shift retiree medical costs to the plan participants over a three year phase-out period. Accordingly, the Company no longer incurs retiree medical costs for retired salary plan participants. The change was accounted for as a negative plan amendment and curtailment which resulted in a reduction to the retiree medical liability. The net impact of the reduction was an unrecognized gain in accumulated other comprehensive income of $7.7 million which was amortized over 1.9 years, the average remaining service period of the remaining active participants. As a result of the plan change, a gain of $2.4 million was included in the Company's net periodic

(Dollar amounts in thousands unless otherwise stated)

benefit cost in 2010.

The following tables set forth the change in the projected benefit obligation and plan assets and reconcile the funded status and the amounts recognized in the Consolidated Balance Sheets for the pension and postretirement benefit plans for the two years ended December 31:

	Pension		Postretirement	
	2012	2011	2012	2011
Change in Projected Benefit Obligation				
Projected benefit obligation at beginning of year	$ 413,147	$ 346,464	$ 24,833	$ 21,158
Service cost	8,407	6,782	918	673
Interest cost	17,284	18,087	956	972
Actuarial loss	32,666	58,208	2,021	3,934
Plan amendments	—	—	—	(631)
Employee contributions	—	—	1,136	1,609
Benefits paid	(17,034)	(16,394)	(2,282)	(2,882)
Projected benefit obligation at end of year	$ 454,470	$ 413,147	$ 27,582	$ 24,833
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 295,655	$ 302,464	$ —	$ —
Actual return on plan assets	41,729	8,977	—	—
Employer contributions	1,565	1,552	1,146	1,273
Employee contributions	—	—	1,136	1,609
Benefits paid	(17,034)	(16,394)	(2,282)	(2,882)
Other expense	(1,216)	(944)	—	—
Fair value of plan assets at end of year	$ 320,699	$ 295,655	$ —	$ —
Funded Status at End of Year:				
Net accrued benefit cost	$ (133,771)	$ (117,492)	$ (27,582)	$ (24,833)
Amounts Recognized in the Consolidated Balance Sheets Consist of:				
Current liabilities	$ (1,702)	$ (1,626)	$ (1,256)	$ (1,262)
Noncurrent liabilities	(132,069)	(115,866)	(26,326)	(23,571)
Net amount recognized	$ (133,771)	$ (117,492)	$ (27,582)	$ (24,833)

Net gains or losses and prior service costs or credits recognized in other comprehensive income for the three years ended December 31 are as follows:

	Pension			Postretirement		
	2012	2011	2010	2012	2011	2010
Net (losses) gains	$ (17,630)	$ (75,995)	$ 1,348	$ (2,021)	$ (3,934)	$ (965)
Prior service cost	—	—	(1,704)	—	631	—

Net gains or losses and prior service costs or credits reclassified from other comprehensive income and recognized as a component of pension and postretirement expense for the three years ended December 31 are as follows:

	Pension			Postretirement		
	2012	2011	2010	2012	2011	2010
Amortization of losses	$ 17,578	$ 10,372	$ 6,456	$ 582	$ 570	$ 3,357
Amortization of prior service cost (benefit)	1,308	1,359	1,657	25	69	(5,334)

(Dollar amounts in thousands unless otherwise stated)

Net losses and prior service costs or credits that have not yet been included in pension and postretirement expense for the two years ended December 31, which have been recognized as a component of AOCI are as follows:

	Pension		Postretirement	
	2012	2011	2012	2011
Prior service (cost) credit	$ (7,062)	$ (8,370)	$ 193	$ 167
Net losses	(191,813)	(191,761)	(11,939)	(10,500)
Deferred income tax benefit	61,968	62,797	4,073	3,583
AOCI	$ (136,907)	$ (137,334)	$ (7,673)	$ (6,750)

For pension and postretirement plans with accumulated benefit obligations in excess of plan assets, the following table sets forth the projected and accumulated benefit obligations and the fair value of plan assets for the two years ended December 31:

	2012	2011
Projected benefit obligation	$ 482,052	$ 437,980
Accumulated benefit obligation	434,810	392,182
Fair value of plan assets	320,699	295,655

The following tables set forth the components of net pension and postretirement benefit cost that have been recognized during the three years ended December 31:

	Pension			Postretirement		
	2012	2011	2010	2012	2011	2010
Components of Net Periodic Benefit Cost						
Service cost	$ 8,407	$ 6,782	$ 6,196	$ 918	$ 673	$ 587
Interest cost	17,284	18,087	17,740	956	972	1,029
Expected return on plan assets	(25,477)	(25,819)	(21,651)	—	—	—
Amortization of prior service cost (benefit)	1,308	1,359	1,657	25	69	(5,334)
Amortization of losses	17,578	10,372	6,456	582	570	3,357
Net periodic benefit cost (benefit)	$ 19,100	$ 10,781	$ 10,398	$ 2,481	$ 2,284	$ (361)

The estimated pre-tax amounts that will be amortized from AOCI into net periodic benefit cost in 2013 are as follows:

	Pension	Postretirement
Amortization of loss	$ 19,215	$ 711
Amortization of prior service cost	1,308	25
Total amortization of AOCI loss	$ 20,523	$ 736

The following table sets forth the principal assumptions inherent in the determination of benefit obligations and net periodic benefit cost of the pension and postretirement benefit plans as of December 31:

	Pension			Postretirement		
	2012	2011	2010	2012	2011	2010
Assumptions used to determine benefit obligations at December 31:						
Discount rate	3.70%	4.20%	5.25%	3.60%	4.10%	5.10%
Rate of compensation increase	4.60%	4.50%	4.50%	4.50%	4.50%	4.50%
Assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	4.20%	5.25%	5.80%	4.10%	5.10%	5.50%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	—	—	—
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

(Dollar amounts in thousands unless otherwise stated)

At December 31, 2012, the pension plans' discount rate was 3.70 percent, which closely approximates interest rates on high quality, long-term obligations. Effective December 31, 2012, the expected return on plan assets remained at 8.5 percent, which is based on historical and expected long-term rates of return on broad equity and bond indices and consideration of the actual annualized rate of return. The Company, with the assistance of external consultants, utilizes this information in developing assumptions for returns, and risks and correlation of asset classes, which are then used to establish the asset allocation ranges.

The following table sets forth the assumed health care cost trend rates at December 31:

	Postretirement	
	2012	2011
Health care cost trend rate assumed for next year	7.50%	8.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. The following table shows the effect of a one percentage point change in assumed health care cost trends:

	1 Percent	
Effect on:	Increase	Decrease
Total of service and interest cost components	$ 226	$ (187)
Accumulated postretirement benefit obligation	2,089	(1,785)

Investment of Plan Assets

The Company's pension plans' asset allocation at December 31, 2012 and 2011, and target allocation ranges by asset category are as follows:

	Percentage of Plan Assets		Target Allocation Range
Asset Category	2012	2011	
Domestic equity securities	41%	44%	40-45%
International equity securities	25%	20%	20-30%
Domestic fixed income securities	26%	28%	25-30%
International fixed income securities	5%	5%	4-6%
Real estate fund	3%	3%	2-4%
Total	100%	100%	

The Company's Pension and Savings Plan Committee and the Audit Committee of the Board of Directors oversee the pension plans' investment program which is designed to maximize returns and provide sufficient liquidity to meet plan obligations while maintaining acceptable risk levels. The investment approach emphasizes diversification by allocating the plans' assets among asset categories and selecting investment managers whose various investment methodologies will be minimally correlative with each other. Investments within the equity categories may include large capitalization, small capitalization and emerging market securities, while the international fixed income portfolio may include emerging markets debt. Pension assets did not include a direct investment in Rayonier common stock at December 31, 2012 or 2011.

(Dollar amounts in thousands unless otherwise stated)

Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy (see Note 2 — *Summary of Significant Accounting Policies* for definition), the assets of the plans as of December 31, 2012 and 2011. Prior year level designations have been corrected to designate assets held in collective trust funds as level two. Management does not believe such correction is material to the previously issued financial statements.

	Fair Value at December 31, 2012			Fair Value at December 31, 2011		
Asset Category	Level 1	Level 2	Total	Level 1	Level 2	Total
Domestic equity securities	$ 50,653	$ 76,251	$126,904	$128,834	$ —	$128,834
International equity securities	51,758	27,173	78,931	57,728	—	57,728
Domestic fixed income securities	—	81,045	81,045	—	80,243	80,243
International fixed income securities	15,745	—	15,745	14,381	—	14,381
Real estate fund	10,208	—	10,208	9,846	—	9,846
Short-term investments	29	7,837	7,866	236	4,387	4,623
Total	$128,393	$192,306	$320,699	$211,025	$ 84,630	$295,655

The valuation methodology used for measuring the fair value of these asset categories was as follows:

Level 1 — Net asset value in an observable market.

Level 2 — Assets classified as level two are held in collective trust funds. The net asset value of a collective trust is calculated by determining the fair value of the fund's underlying assets, deducting its liabilities, and dividing by the units outstanding as of the valuation date. These funds are not publicly traded; however, the unit price calculation is based on observable market inputs of the funds' underlying assets.

There have been no changes in the methodology used during the years ended December 31, 2012 and 2011.

Cash Flows

Expected benefit payments for the next ten years are as follows:

	Pension Benefits	Postretirement Benefits
2013	$ 18,903	$ 1,256
2014	19,951	1,375
2015	20,979	1,436
2016	21,999	1,507
2017	23,011	1,526
2018 - 2022	128,704	7,701

The Company has no mandatory pension contribution requirements in 2013, but may make discretionary contributions.

Defined Contribution Plans

The Company provides defined contribution plans to all of its hourly and salaried employees. Company contributions charged to expense for these plans were $2.7 million, $2.6 million and $2.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. Rayonier Hourly and Salaried Defined Contribution Plans include Rayonier common stock with a fair market value of $89.4 million and $85.4 million at December 31, 2012 and 2011, respectively.

As discussed above, all pension plans are currently closed to new employees. Employees not eligible for the pension plans are immediately eligible to participate in the Company's 401(k) plan and receive an enhanced contribution. Company contributions related to this plan enhancement for the years ended December 31, 2012, 2011 and 2010 were $1.0 million, $0.9 million and $0.6 million, respectively.

(Dollar amounts in thousands unless otherwise stated)

21. QUARTERLY RESULTS FOR 2012 and 2011 (UNAUDITED)

(Thousands of dollars, except per share amounts)

	Quarter Ended				
	March 31	June 30	Sept. 30	Dec. 31	Total Year
2012					
Sales	$ 355,780	$ 371,926	$ 408,988	$ 434,306	$ 1,571,000
Operating Income	84,009	98,590	113,174	115,678	411,451
Net Income	53,437	69,079	80,560	75,609	278,685
Basic EPS	0.44	0.56	0.66	0.61	2.27
Diluted EPS	0.42	0.54	0.62	0.59	2.17
2011					
Sales	$ 357,731	$ 357,397	$ 385,091	$ 388,423	$ 1,488,642
Operating Income	87,578	79,073	108,310	81,325 (a)	356,286
Net Income	58,412	56,454	104,909 (b)	56,230 (a)	276,005
Basic EPS	0.48	0.46	0.86	0.46	2.27
Diluted EPS	0.47	0.45	0.84	0.45	2.20

(a) Fourth quarter 2011 included a pre-tax expense of $6.5 million ($4.1 million after tax) due to an increase in a disposition reserve.

(b) Third quarter 2011 included a benefit of $16.0 million from the reversal of a reserve related to the taxability of the AFMC.

(Dollar amounts in thousands unless otherwise stated)

22. CONSOLIDATING FINANCIAL STATEMENTS

The condensed consolidating financial information below follows the same accounting policies as described in the consolidated financial statements, except for the use of the equity method of accounting to reflect ownership interests in wholly-owned subsidiaries, which are eliminated upon consolidation, and the allocation of certain expenses of Rayonier Inc. incurred for the benefit of its subsidiaries.

In October 2007, TRS issued $300 million of 3.75% Senior Exchangeable Notes due 2012, and in August 2009 TRS issued $172.5 million of 4.50% Senior Exchangeable Notes due August 2015. The 2012 notes matured in October 2012 and the outstanding principal balance of $300 million was paid in cash. The notes for both transactions are (were) guaranteed by Rayonier Inc. as the Parent Guarantor and Rayonier Operating Company LLC ("ROC") as the Subsidiary Guarantor. In connection with these exchangeable notes, the Company provides the following condensed consolidating financial information in accordance with SEC Regulation S-X Rule 3-10, *Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.*

In 2012, the Company has presented all information relating to the notes' non-guarantors in a single, combined column in accordance with SEC Regulation S-X Rule 3-10, *Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.* For comparability purposes, all prior year information has been updated to reflect the same presentation. The condensed consolidating financial information for the years ended December 31, 2011 and 2010 has been corrected to include comprehensive income. Management does not believe such correction is material to the previously issued financial statements.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2012

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
SALES	$ —	$ —	$ —	$ 1,571,000	$ —	$ 1,571,000
Costs and Expenses						
Cost of sales	—	—	—	1,104,805	—	1,104,805
Selling and general expenses	—	10,575	—	57,822	—	68,397
Other operating expense (income), net	110	962	—	(14,175)	—	(13,103)
	110	11,537	—	1,148,452	—	1,160,099
Equity in income of New Zealand joint venture	—	—	—	550	—	550
OPERATING (LOSS) INCOME	(110)	(11,537)	—	423,098	—	411,451
Interest expense	(10,717)	(941)	(37,971)	4,648	—	(44,981)
Interest and miscellaneous income (expense), net	6,638	5,519	(3,334)	(8,217)	—	606
Equity in income from subsidiaries	282,874	289,486	232,871	—	(805,231)	—
INCOME BEFORE INCOME TAXES	278,685	282,527	191,566	419,529	(805,231)	367,076
Income tax benefit (expense)	—	347	15,076	(103,814)	—	(88,391)
NET INCOME	278,685	282,874	206,642	315,715	(805,231)	278,685
OTHER COMPREHENSIVE INCOME (LOSS)	4,069	4,069	(453)	4,116	(7,732)	4,069
COMPREHENSIVE INCOME	$ 282,754	$ 286,943	$ 206,189	$ 319,831	$ (812,963)	$ 282,754

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2011

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
SALES	$ —	$ —	$ —	$ 1,488,642	$ —	$ 1,488,642
Costs and Expenses						
Cost of sales	—	—	—	1,073,732	—	1,073,732
Selling and general expenses	—	10,710	—	55,831	—	66,541
Other operating expense (income), net	—	117	—	(3,946)	—	(3,829)
	—	10,827	—	1,125,617	—	1,136,444
Equity in income of New Zealand joint venture	—	—	—	4,088	—	4,088
OPERATING (LOSS) INCOME	—	(10,827)	—	367,113	—	356,286
Interest expense	621	(1,133)	(49,555)	(708)	—	(50,775)
Interest and miscellaneous income (expense), net	—	5,280	(4,508)	79	—	851
Equity in income from subsidiaries	275,384	281,892	170,048	—	(727,324)	—
INCOME BEFORE INCOME TAXES	276,005	275,212	115,985	366,484	(727,324)	306,362
Income tax benefit (expense)	—	172	19,733	(50,262)	—	(30,357)
NET INCOME	276,005	275,384	135,718	316,222	(727,324)	276,005
OTHER COMPREHENSIVE LOSS	(45,090)	(45,090)	(35,712)	(34,403)	115,205	(45,090)
COMPREHENSIVE INCOME	$ 230,915	$ 230,294	$ 100,006	$ 281,819	$ (612,119)	$ 230,915

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2010

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
SALES	$ —	$ —	$ —	$ 1,315,233	$ —	$ 1,315,233
Costs and Expenses						
Cost of sales	—	—	—	990,099	—	990,099
Selling and general expenses	—	10,122	—	56,980	—	67,102
Other operating expense (income), net	—	385	—	(10,904)	—	(10,519)
	—	10,507	—	1,036,175	—	1,046,682
Equity in income of New Zealand joint venture	—	—	—	1,033	—	1,033
OPERATING (LOSS) INCOME BEFORE GAIN ON SALE OF A PORTION OF INTEREST IN NEW ZEALAND JOINT VENTURE	—	(10,507)	—	280,091	—	269,584
Gain on sale of a portion of interest in New Zealand joint venture	—	—	—	12,367	—	12,367
OPERATING (LOSS) INCOME	—	(10,507)	—	292,458	—	281,951
Interest expense	—	239	(50,313)	(389)	—	(50,463)
Interest and miscellaneous income (expense), net	—	12,952	(4,309)	(7,328)	—	1,315
Equity in income from subsidiaries	217,586	221,578	137,471	—	(576,635)	—
INCOME BEFORE INCOME TAXES	217,586	224,262	82,849	284,741	(576,635)	232,803
Income tax (expense) benefit	—	(6,676)	19,937	(28,478)	—	(15,217)
NET INCOME	217,586	217,586	102,786	256,263	(576,635)	217,586
OTHER COMPREHENSIVE INCOME	11,384	11,384	4,056	8,967	(24,407)	11,384
COMPREHENSIVE INCOME	$ 228,970	$ 228,970	$ 106,842	$ 265,230	$ (601,042)	$ 228,970

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2012

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ 252,888	$ 3,966	$ 19,358	$ 4,384	$ —	$ 280,596
Accounts receivable, less allowance for doubtful accounts	—	386	—	99,973	—	100,359
Inventory	—	—	—	127,966	—	127,966
Prepaid and other current assets	—	1,566	691	55,096	—	57,353
Total current assets	252,888	5,918	20,049	287,419	—	566,274
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	—	—	—	1,573,309	—	1,573,309
NET PROPERTY, PLANT AND EQUIPMENT	—	2,321	—	704,717	—	707,038
INVESTMENT IN JOINT VENTURE	—	—	—	72,419	—	72,419
INVESTMENT IN SUBSIDIARIES	1,445,205	1,677,782	1,452,027	—	(4,575,014)	—
INTERCOMPANY NOTES RECEIVABLE	213,863	14,000	19,831	—	(247,694)	—
OTHER ASSETS	4,148	27,779	5,182	166,802	—	203,911
TOTAL ASSETS	$ 1,916,104	$ 1,727,800	$ 1,497,089	$ 2,804,666	$ (4,822,708)	$ 3,122,951
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Accounts payable	$ —	$ 2,099	$ 33	$ 68,249	$ —	$ 70,381
Current maturities of long-term debt	150,000	—	—	—	—	150,000
Accrued taxes	—	485	—	13,339	—	13,824
Accrued payroll and benefits	—	15,044	—	13,024	—	28,068
Accrued interest	3,100	379	3,197	1,280	—	7,956
Accrued customer incentives	—	—	—	10,849	—	10,849
Other current liabilities	—	2,925	—	15,715	—	18,640
Current liabilities for dispositions and discontinued operations	—	—	—	8,105	—	8,105
Total current liabilities	153,100	20,932	3,230	130,561	—	307,823
LONG-TERM DEBT	325,000	—	718,321	76,731	—	1,120,052
NON-CURRENT LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS	—	—	—	73,590	—	73,590
PENSION AND OTHER POSTRETIREMENT BENEFITS	—	129,156	—	30,426	—	159,582
OTHER NON-CURRENT LIABILITIES	—	16,432	—	7,468	—	23,900
INTERCOMPANY PAYABLE	—	116,075	—	137,797	(253,872)	—
TOTAL LIABILITIES	478,100	282,595	721,551	456,573	(253,872)	1,684,947
TOTAL SHAREHOLDERS' EQUITY	1,438,004	1,445,205	775,538	2,348,093	(4,568,836)	1,438,004
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,916,104	$ 1,727,800	$ 1,497,089	$ 2,804,666	$ (4,822,708)	$ 3,122,951

RAYONIER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2011

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ —	$ 8,977	$ 59,976	$ 9,650	$ —	$ 78,603
Accounts receivable, less allowance for doubtful accounts	—	3	—	95,005	—	95,008
Inventory	—	—	—	121,998	—	121,998
Prepaid and other current assets	—	2,328	808	45,757	—	48,893
Total current assets	—	11,308	60,784	272,410	—	344,502
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	—	—	—	1,503,711	—	1,503,711
NET PROPERTY, PLANT AND EQUIPMENT	—	2,551	—	459,001	—	461,552
INVESTMENT IN JOINT VENTURE	—	—	—	69,219	—	69,219
INVESTMENT IN SUBSIDIARIES	1,238,661	1,490,444	1,156,896	—	(3,886,001)	—
INTERCOMPANY NOTES RECEIVABLE	204,420	—	19,073	—	(223,493)	—
OTHER ASSETS	—	26,850	6,491	157,023	—	190,364
TOTAL ASSETS	$ 1,443,081	$1,531,153	$ 1,243,244	$ 2,461,364	$ (4,109,494)	$ 2,569,348
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Accounts payable	$ —	$ 1,801	$ 10	$ 71,062	$ —	$ 72,873
Current maturities of long-term debt	—	—	28,110	—	—	28,110
Accrued Taxes	—	(28)	—	5,251	—	5,223
Accrued payroll and benefits	—	13,810	—	13,036	—	26,846
Accrued interest	8	246	5,442	1,348	—	7,044
Accrued customer incentives	—	—	—	10,369	—	10,369
Other current liabilities	—	1,887	—	15,968	—	17,855
Current liabilities for dispositions and discontinued operations	—	—	—	9,931	—	9,931
Total current liabilities	8	17,716	33,562	126,965	—	178,251
LONG-TERM DEBT	120,000	30,000	580,647	88,582	—	819,229
NON-CURRENT LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS	—	—	—	80,893	—	80,893
PENSION AND OTHER POSTRETIREMENT BENEFITS	—	112,904	—	27,719	—	140,623
OTHER NON-CURRENT LIABILITIES	—	20,210	—	7,069	—	27,279
INTERCOMPANY PAYABLE	—	111,662	—	111,316	(222,978)	—
TOTAL LIABILITIES	120,008	292,492	614,209	442,544	(222,978)	1,246,275
TOTAL SHAREHOLDERS' EQUITY	1,323,073	1,238,661	629,035	2,018,820	(3,886,516)	1,323,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,443,081	$1,531,153	$ 1,243,244	$ 2,461,364	$ (4,109,494)	$ 2,569,348

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2012

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$ 90,456	$ 138,149	$ 41,000	$ 423,784	$ (247,475)	$ 445,914
INVESTING ACTIVITIES						
Capital expenditures	—	(285)	—	(157,277)	—	(157,562)
Purchase of timberlands	—	—	—	(106,536)	—	(106,536)
Jesup mill cellulose specialties expansion	—	—	—	(201,359)	—	(201,359)
Change in restricted cash	—	—	—	(10,559)	—	(10,559)
Investment in Subsidiaries	—	—	(142,508)	—	142,508	—
Other	—	(69)	—	3,184	—	3,115
CASH USED FOR INVESTING ACTIVITIES	—	(354)	(142,508)	(472,547)	142,508	(472,901)
FINANCING ACTIVITIES						
Issuance of debt	475,000	—	740,000	15,000	—	1,230,000
Repayment of debt	(120,000)	(30,000)	(638,110)	(25,500)	—	(813,610)
Dividends paid	(206,583)	—	—	—	—	(206,583)
Proceeds from the issuance of common shares	25,495	—	—	—	—	25,495
Excess tax benefits on stock-based compensation	—	—	—	7,635	—	7,635
Debt issuance costs	(3,697)	(1,219)	—	(1,219)	—	(6,135)
Repurchase of common shares	(7,783)	—	—	—	—	(7,783)
Issuance of intercompany notes	—	(14,000)	—	14,000	—	—
Intercompany distributions	—	(97,587)	(41,000)	33,620	104,967	—
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	162,432	(142,806)	60,890	43,536	104,967	229,019
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	—	(39)	—	(39)
CASH AND CASH EQUIVALENTS						
Change in cash and cash equivalents	252,888	(5,011)	(40,618)	(5,266)	—	201,993
Balance, beginning of year	—	8,977	59,976	9,650	—	78,603
Balance, end of year	$ 252,888	$ 3,966	$ 19,358	$ 4,384	$ —	$ 280,596

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2011

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$ 283,409	$ 332,577	$ 15,000	$ 402,994	$ (601,710)	$ 432,270
INVESTING ACTIVITIES						
Capital expenditures	—	(270)	—	(144,252)	—	(144,522)
Purchase of timberlands	—	—	—	(320,899)	—	(320,899)
Jesup mill cellulose specialties expansion	—	—	—	(42,894)	—	(42,894)
Change in restricted cash	—	—	—	8,323	—	8,323
Investment in Subsidiaries	(19,259)	(99,988)	(35,828)	—	155,075	—
Other	—	69	—	11,309	—	11,378
CASH USED FOR INVESTING ACTIVITIES	(19,259)	(100,189)	(35,828)	(488,413)	155,075	(488,614)
FINANCING ACTIVITIES						
Issuance of debt	120,000	105,000	—	235,000	—	460,000
Repayment of debt	—	(75,000)	(168,057)	(256,000)	—	(499,057)
Dividends paid	(185,272)	—	—	—	—	(185,272)
Proceeds from the issuance of common shares	13,451	—	—	—	—	13,451
Excess tax benefits on stock-based compensation	—	—	—	5,681	—	5,681
Debt issuance costs	—	(675)	(676)	(676)	—	(2,027)
Repurchase of common shares	(7,909)	—	—	—	—	(7,909)
Issuance of intercompany notes	(204,420)	—	(18,961)	223,381	—	—
Intercompany distributions	—	(282,495)	(14,760)	(149,380)	446,635	—
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(264,150)	(253,170)	(202,454)	58,006	446,635	(215,133)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	—	617	—	617
CASH AND CASH EQUIVALENTS						
Change in cash and cash equivalents	—	(20,782)	(223,282)	(26,796)	—	(270,860)
Balance, beginning of year	—	29,759	283,258	36,446	—	349,463
Balance, end of year	$ —	$ 8,977	$ 59,976	$ 9,650	$ —	$ 78,603

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2010

	Rayonier Inc. (Parent Guarantor)	ROC (Subsidiary Guarantor)	Rayonier TRS Holdings Inc. (Issuer)	Non-guarantors	Consolidating Adjustments	Total Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$ 143,387	$ 177,502	$ 30,000	$ 400,764	$ (256,263)	$ 495,390
INVESTING ACTIVITIES						
Capital expenditures	—	(2,251)	—	(136,198)	—	(138,449)
Purchase of timberlands	—	—	—	(5,360)	—	(5,360)
Change in restricted cash	—	—	—	(8,231)	—	(8,231)
Investment in Subsidiaries	—	—	145,975	—	(145,975)	—
Other	—	—	—	9,384	—	9,384
CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	—	(2,251)	145,975	(140,405)	(145,975)	(142,656)
FINANCING ACTIVITIES						
Issuance of debt	—	—	75,000	82,000	—	157,000
Repayment of debt	—	(5,000)	(4,650)	(87,000)	—	(96,650)
Dividends paid	(163,673)	—	—	—	—	(163,673)
Proceeds from the issuance of common shares	26,314	—	—	—	—	26,314
Excess tax benefits on stock-based compensation	—	—	—	5,411	—	5,411
Debt issuance costs	—	—	(561)	—	—	(561)
Repurchase of common shares	(6,028)	—	—	—	—	(6,028)
Intercompany distributions	—	(143,387)	(30,000)	(228,851)	402,238	—
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(143,387)	(148,387)	39,789	(228,440)	402,238	(78,187)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	—	(48)	—	(48)
CASH AND CASH EQUIVALENTS						
Change in cash and cash equivalents	—	26,864	215,764	31,871	—	274,499
Balance, beginning of year	—	2,895	67,494	4,575	—	74,964
Balance, end of year	$ —	$ 29,759	$ 283,258	$ 36,446	$ —	$ 349,463

(Dollar amounts in thousands unless otherwise stated)

In March 2012, Rayonier Inc. issued $325 million of 3.75% Senior Notes due 2022. At issuance, the notes were fully and unconditionally guaranteed by the following subsidiaries of Rayonier Inc.: ROC, Rayonier Louisiana Timberlands LLC, Rayonier TRS Holdings Inc. and substantially all domestic subsidiaries of TRS Holdings Inc. In October 2012, the guarantee on the notes was amended whereby all guarantors were released except ROC and Rayonier TRS Holdings Inc. As such, for comparability purposes, all prior year information has been updated to reflect ROC and Rayonier TRS Holdings Inc. as the note guarantors. In connection with these notes, the Company provides the following condensed consolidating financial information in accordance with SEC Regulation S-X Rule 3-10, *Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.*

The condensed consolidating financial information for the years ended December 31, 2011 and 2010 has been corrected to include comprehensive income. Management does not believe such correction is material to the previously issued financial statements.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2012

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
SALES	$ —	$ —	$ 1,571,000	$ —	$ 1,571,000
Costs and Expenses					
Cost of sales	—	—	1,104,805	—	1,104,805
Selling and general expenses	—	10,575	57,822	—	68,397
Other operating expense (income), net	110	962	(14,175)	—	(13,103)
	110	11,537	1,148,452	—	1,160,099
Equity in income of New Zealand joint venture	—	—	550	—	550
OPERATING (LOSS) INCOME	(110)	(11,537)	423,098	—	411,451
Interest expense	(10,717)	(38,912)	4,648	—	(44,981)
Interest and miscellaneous income (expense), net	6,638	2,185	(8,217)	—	606
Equity in income from subsidiaries	282,874	315,715	—	(598,589)	—
INCOME BEFORE INCOME TAXES	278,685	267,451	419,529	(598,589)	367,076
Income tax benefit (expense)	—	15,423	(103,814)	—	(88,391)
NET INCOME	278,685	282,874	315,715	(598,589)	278,685
OTHER COMPREHENSIVE INCOME	4,069	4,069	4,116	(8,185)	4,069
COMPREHENSIVE INCOME	$ 282,754	$ 286,943	$ 319,831	$ (606,774)	$ 282,754

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2011

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
SALES	$ —	$ —	$ 1,488,642	$ —	$ 1,488,642
Costs and Expenses					
Cost of sales	—	—	1,073,732	—	1,073,732
Selling and general expenses	—	10,710	55,831	—	66,541
Other operating expense (income), net	—	117	(3,946)	—	(3,829)
	—	10,827	1,125,617	—	1,136,444
Equity in income of New Zealand joint venture	—	—	4,088	—	4,088
OPERATING (LOSS) INCOME	—	(10,827)	367,113	—	356,286
Interest expense	621	(50,688)	(708)	—	(50,775)
Interest and miscellaneous income, net	—	772	79	—	851
Equity in income from subsidiaries	275,384	316,222	—	(591,606)	—
INCOME BEFORE INCOME TAXES	276,005	255,479	366,484	(591,606)	306,362
Income tax benefit (expense)	—	19,905	(50,262)	—	(30,357)
NET INCOME	276,005	275,384	316,222	(591,606)	276,005
OTHER COMPREHENSIVE (LOSS)	(45,090)	(45,090)	(34,403)	79,493	(45,090)
COMPREHENSIVE INCOME	$ 230,915	$ 230,294	$ 281,819	$ (512,113)	$ 230,915

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2010

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
SALES	$ —	$ —	$ 1,315,233	$ —	$ 1,315,233
Costs and Expenses					
Cost of sales	—	—	990,099	—	990,099
Selling and general expenses	—	10,122	56,980	—	67,102
Other operating expense (income), net	—	385	(10,904)	—	(10,519)
	—	10,507	1,036,175	—	1,046,682
Equity in income of New Zealand joint venture	—	—	1,033	—	1,033
OPERATING (LOSS) INCOME BEFORE GAIN ON SALE OF A PORTION OF INTEREST IN NEW ZEALAND JOINT VENTURE	—	(10,507)	280,091	—	269,584
Gain on sale of a portion of interest in New Zealand joint venture	—	—	12,367	—	12,367
OPERATING (LOSS) INCOME	—	(10,507)	292,458	—	281,951
Interest expense	—	(50,074)	(389)	—	(50,463)
Interest and miscellaneous income (expense), net	—	8,643	(7,328)	—	1,315
Equity in income from subsidiaries	217,586	256,263	—	(473,849)	—
INCOME BEFORE INCOME TAXES	217,586	204,325	284,741	(473,849)	232,803
Income tax benefit (expense)	—	13,261	(28,478)	—	(15,217)
NET INCOME	217,586	217,586	256,263	(473,849)	217,586
OTHER COMPREHENSIVE INCOME	11,384	11,384	8,967	(20,351)	11,384
COMPREHENSIVE INCOME	$ 228,970	$ 228,970	$ 265,230	$ (494,200)	$ 228,970

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2012

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ 252,888	$ 23,324	$ 4,384	$ —	$ 280,596
Accounts receivable, less allowance for doubtful accounts	—	386	99,973	—	100,359
Inventory	—	—	127,966	—	127,966
Prepaid and other current assets	—	2,257	55,096	—	57,353
Total current assets	252,888	25,967	287,419	—	566,274
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	—	—	1,573,309	—	1,573,309
NET PROPERTY, PLANT AND EQUIPMENT	—	2,321	704,717	—	707,038
INVESTMENT IN JOINT VENTURE	—	—	72,419	—	72,419
INVESTMENT IN SUBSIDIARIES	1,445,205	2,354,270	—	(3,799,475)	—
INTERCOMPANY NOTES RECEIVABLE	213,863	33,831	—	(247,694)	—
OTHER ASSETS	4,148	32,961	166,802	—	203,911
TOTAL ASSETS	$ 1,916,104	$ 2,449,350	$ 2,804,666	$(4,047,169)	$ 3,122,951
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts payable	$ —	$ 2,132	$ 68,249	$ —	$ 70,381
Current maturities of long-term debt	150,000	—	—	—	150,000
Accrued taxes	—	485	13,339	—	13,824
Accrued payroll and benefits	—	15,044	13,024	—	28,068
Accrued interest	3,100	3,576	1,280	—	7,956
Accrued customer incentives	—	—	10,849	—	10,849
Other current liabilities	—	2,925	15,715	—	18,640
Current liabilities for dispositions and discontinued operations	—	—	8,105	—	8,105
Total current liabilities	153,100	24,162	130,561	—	307,823
LONG-TERM DEBT	325,000	718,321	76,731	—	1,120,052
NON-CURRENT LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS	—	—	73,590	—	73,590
PENSION AND OTHER POSTRETIREMENT BENEFITS	—	129,156	30,426	—	159,582
OTHER NON-CURRENT LIABILITIES	—	16,432	7,468	—	23,900
INTERCOMPANY PAYABLE	—	116,074	137,797	(253,871)	—
TOTAL LIABILITIES	478,100	1,004,145	456,573	(253,871)	1,684,947
TOTAL SHAREHOLDERS' EQUITY	1,438,004	1,445,205	2,348,093	(3,793,298)	1,438,004
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,916,104	$ 2,449,350	$ 2,804,666	$(4,047,169)	$ 3,122,951

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2011

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ —	$ 68,953	$ 9,650	$ —	$ 78,603
Accounts receivable, less allowance for doubtful accounts	—	3	95,005	—	95,008
Inventory	—	—	121,998	—	121,998
Prepaid and other current assets	—	3,136	45,757	—	48,893
Total current assets	—	72,092	272,410	—	344,502
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	—	—	1,503,711	—	1,503,711
NET PROPERTY, PLANT AND EQUIPMENT	—	2,551	459,001	—	461,552
INVESTMENT IN JOINT VENTURE	—	—	69,219	—	69,219
INVESTMENT IN SUBSIDIARIES	1,238,661	2,018,306	—	(3,256,967)	—
INTERCOMPANY NOTES RECEIVABLE	204,420	19,072	—	(223,492)	—
OTHER ASSETS	—	33,341	157,023	—	190,364
TOTAL ASSETS	$ 1,443,081	$ 2,145,362	$ 2,461,364	$(3,480,459)	$ 2,569,348
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts payable	$ —	$ 1,811	$ 71,062	$ —	$ 72,873
Current maturities of long-term debt	—	28,110	—	—	28,110
Accrued taxes	—	(28)	5,251	—	5,223
Accrued payroll and benefits	—	13,810	13,036	—	26,846
Accrued interest	8	5,688	1,348	—	7,044
Accrued customer incentives	—	—	10,369	—	10,369
Other current liabilities	—	1,887	15,968	—	17,855
Current liabilities for dispositions and discontinued operations	—	—	9,931	—	9,931
Total current liabilities	8	51,278	126,965	—	178,251
LONG-TERM DEBT	120,000	610,647	88,582	—	819,229
NON-CURRENT LIABILITIES FOR DISPOSITIONS AND DISCONTINUED OPERATIONS	—	—	80,893	—	80,893
PENSION AND OTHER POSTRETIREMENT BENEFITS	—	112,904	27,719	—	140,623
OTHER NON-CURRENT LIABILITIES	—	20,210	7,069	—	27,279
INTERCOMPANY PAYABLE	—	111,662	111,316	(222,978)	—
TOTAL LIABILITIES	120,008	906,701	442,544	(222,978)	1,246,275
TOTAL SHAREHOLDERS' EQUITY	1,323,073	1,238,661	2,018,820	(3,257,481)	1,323,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,443,081	$ 2,145,362	$ 2,461,364	$(3,480,459)	$ 2,569,348

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2012

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$ 90,456	$ 138,149	$ 423,784	$ (206,475)	$ 445,914
INVESTING ACTIVITIES					
Capital expenditures	—	(285)	(157,277)	—	(157,562)
Purchase of timberlands	—	—	(106,536)	—	(106,536)
Jesup mill cellulose specialties expansion	—	—	(201,359)	—	(201,359)
Change in restricted cash	—	—	(10,559)	—	(10,559)
Investment in Subsidiaries	—	(142,508)	—	142,508	—
Other	—	(69)	3,184	—	3,115
CASH USED FOR INVESTING ACTIVITIES	—	(142,862)	(472,547)	142,508	(472,901)
FINANCING ACTIVITIES					
Issuance of debt	475,000	740,000	15,000	—	1,230,000
Repayment of debt	(120,000)	(668,110)	(25,500)	—	(813,610)
Dividends paid	(206,583)	—	—	—	(206,583)
Proceeds from the issuance of common shares	25,495	—	—	—	25,495
Excess tax benefits on stock-based compensation	—	—	7,635	—	7,635
Debt issuance costs	(3,697)	(1,219)	(1,219)	—	(6,135)
Repurchase of common shares	(7,783)	—	—	—	(7,783)
Issuance of intercompany notes	—	(14,000)	14,000	—	—
Intercompany distributions	—	(97,587)	33,620	63,967	—
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	162,432	(40,916)	43,536	63,967	229,019
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	(39)	—	(39)
CASH AND CASH EQUIVALENTS					
Change in cash and cash equivalents	252,888	(45,629)	(5,266)	—	201,993
Balance, beginning of year	—	68,953	9,650	—	78,603
Balance, end of year	$ 252,888	$ 23,324	$ 4,384	$ —	$ 280,596

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2011

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$ 283,409	$ 332,817	$ 402,994	$ (586,950)	$ 432,270
INVESTING ACTIVITIES					
Capital expenditures	—	(270)	(144,252)	—	(144,522)
Purchase of timberlands	—	—	(320,899)	—	(320,899)
Jesup mill cellulose specialties expansion	—	—	(42,894)	—	(42,894)
Change in restricted cash	—	—	8,323	—	8,323
Investment in Subsidiaries	(19,259)	(135,816)	—	155,075	—
Other	—	69	11,309	—	11,378
CASH USED FOR INVESTING ACTIVITIES	(19,259)	(136,017)	(488,413)	155,075	(488,614)
FINANCING ACTIVITIES					
Issuance of debt	120,000	105,000	235,000	—	460,000
Repayment of debt	—	(243,057)	(256,000)	—	(499,057)
Dividends paid	(185,272)	—	—	—	(185,272)
Proceeds from the issuance of common shares	13,451	—	—	—	13,451
Excess tax benefits on stock-based compensation	—	—	5,681	—	5,681
Debt issuance costs	—	(1,351)	(676)	—	(2,027)
Repurchase of common shares	(7,909)	—	—	—	(7,909)
Issuance of intercompany notes	(204,420)	(18,961)	223,381	—	—
Intercompany distributions	—	(282,495)	(149,380)	431,875	—
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(264,150)	(440,864)	58,006	431,875	(215,133)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	617	—	617
CASH AND CASH EQUIVALENTS					
Change in cash and cash equivalents	—	(244,064)	(26,796)	—	(270,860)
Balance, beginning of year	—	313,017	36,446	—	349,463
Balance, end of year	$ —	$ 68,953	$ 9,650	$ —	$ 78,603

(Dollar amounts in thousands unless otherwise stated)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2010

	Rayonier Inc. (Parent Issuer)	Subsidiary Guarantors	Non-guarantors	Consolidating Adjustments	Total Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$ 143,387	$ 177,502	$ 400,764	$ (226,263)	$ 495,390
INVESTING ACTIVITIES					
Capital expenditures	—	(2,251)	(136,198)	—	(138,449)
Purchase of timberlands	—	—	(5,360)	—	(5,360)
Change in restricted cash	—	—	(8,231)	—	(8,231)
Investment in Subsidiaries	—	145,975	—	(145,975)	—
Other	—	—	9,384	—	9,384
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	—	143,724	(140,405)	(145,975)	(142,656)
FINANCING ACTIVITIES					
Issuance of debt	—	75,000	82,000	—	157,000
Repayment of debt	—	(9,650)	(87,000)	—	(96,650)
Dividends paid	(163,673)	—	—	—	(163,673)
Proceeds from the issuance of common shares	26,314	—	—	—	26,314
Excess tax benefits on stock-based compensation	—	—	5,411	—	5,411
Debt issuance costs	—	(561)	—	—	(561)
Repurchase of common shares	(6,028)	—	—	—	(6,028)
Intercompany distributions	—	(143,387)	(228,851)	372,238	—
CASH USED FOR FINANCING ACTIVITIES	(143,387)	(78,598)	(228,440)	372,238	(78,187)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	—	(48)	—	(48)
CASH AND CASH EQUIVALENTS					
Change in cash and cash equivalents	—	242,628	31,871	—	274,499
Balance, beginning of year	—	70,389	4,575	—	74,964
Balance, end of year	$ —	$ 313,017	$ 36,446	$ —	$ 349,463

RAYONIER INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2012, 2011, and 2010
(In Thousands)

Description	Balance at Beginning of Year	Charged to Cost and Expenses	Deductions (1)	Balance at End of Year
Allowance for doubtful accounts:				
Year ended December 31, 2012	$ 399	$ 67	$ (49)	$ 417
Year ended December 31, 2011	$ 387	$ 12	$ —	$ 399
Year ended December 31, 2010	$ 1,150	$ 38	$ (801)	$ 387

(1) Primarily payments and adjustments to required reserves.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAYONIER INC.

By: /s/ HANS E. VANDEN NOORT

Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

February 26, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL G. BOYNTON Paul G. Boynton (Principal Executive Officer)	Chairman of the Board, President and Chief Executive Officer	February 26, 2013
/s/ HANS E. VANDEN NOORT Hans E. Vanden Noort (Principal Financial Officer and Principal Accounting Officer)	Senior Vice President and Chief Financial Officer	February 26, 2013
* C. David Brown, II	Director	
* John E. Bush	Director	
* Mark E. Gaumond	Director	
* Richard D. Kincaid	Director	
* V. Larkin Martin	Director	
* James H. Miller	Director	
* Thomas I. Morgan	Director	
* David W. Oskin	Director	
* Ronald Townsend	Director	

*By: /s/ HANS E. VANDEN NOORT

Hans E. Vanden Noort
Attorney-In-Fact

February 26, 2013

EXHIBIT INDEX

The following is a list of Exhibits filed as part of the Form 10-K. The documents incorporated by reference are located in the SEC's Public Reference Room in Washington D.C. in SEC File no. 1-6780.

As permitted by the rules of the SEC, the Company has not filed certain instruments defining the rights of holders of long-term debt of the Company or consolidated subsidiaries under which the total amount of securities authorized does not exceed 10 percent of the total assets of the Company and its consolidated subsidiaries. The Company agrees to furnish to the SEC, upon request, a copy of any omitted instrument.

Exhibit No.	Description	Location
2.1	Contribution, Conveyance and Assumption Agreement dated December 18, 2003 by and among Rayonier Inc., Rayonier Timberlands Operating Company, L.P., Rayonier Timberlands, L.P., Rayonier Timberlands Management, LLC, Rayonier Forest Resources, LLC, Rayland, LLC, Rayonier TRS Holdings Inc., Rayonier Minerals, LLC, Rayonier Forest Properties, LLC, Rayonier Wood Products, LLC, Rayonier Wood Procurement, LLC, Rayonier International Wood Products, LLC, Rayonier Forest Operations, LLC, Rayonier Properties, LLC and Rayonier Performance Fibers, LLC	Incorporated by reference to Exhibit 10.1 to the Registrant's January 15, 2004 Form 8-K
3.1	Amended and Restated Articles of Incorporation	Incorporated by reference to Exhibit 3.1 to the Registrant's May 23, 2012 Form 8-K
3.2	By-Laws	Incorporated by reference to Exhibit 3.2 to the Registrant's October 21, 2009 Form 8-K
3.3	Limited Liability Company Agreement of Rayonier Operating Company LLC	Incorporated by reference to Exhibit 3.3 to the Registrant's June 30, 2010 Form 10-Q
4.1	Note Purchase Agreement dated as of October 25, 1999 between Rayonier Timberlands Operating Company, L.P. and Timber Capital Holdings LLC.	Incorporated by reference to Exhibit 4.2 to the Registrant's September 30, 1999 Form 10-Q
4.2	Form S-4 Registration Statement	Incorporated by reference to the Registrant's April 26, 2004 S-4 Filing
4.3	Amendment No. 1 to Form S-4 Registration Statement	Incorporated by reference to the Registrant's May 6, 2004 S-4/A Filing
4.4	Purchase Agreement dated as of October 10, 2007 among Rayonier TRS Holdings Inc., Rayonier Inc. and Credit Suisse Securities (USA) LLC, as representative of the several purchasers named therein	Incorporated by reference to Exhibit 4.1 to the Registrant's October 17, 2007 Form 8-K
4.5	Purchase Agreement, dated as of August 6, 2009, among Rayonier TRS Holdings Inc. and Rayonier Inc. and Credit Suisse (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc.	Incorporated by reference to Exhibit 10.1 to the Registrant's August 12, 2009 Form 8-K
4.6	Indenture related to the 3.75% Senior Exchangeable Notes due 2012, dated as of October 16, 2007, among Rayonier TRS Holdings Inc., as issuer, Rayonier Inc., as guarantor, and The Bank of New York Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.2 to the Registrant's October 17, 2007 Form 8-K
4.7	First Supplemental Indenture, dated as of July 29, 2010, to the Indenture related to the 3.75% Senior Exchangeable Notes due 2012 dated as of October 16, 2007, among Rayonier TRS Holdings Inc., Rayonier Inc., Rayonier Operating Company LLC and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 10.10 to the Registrant's June 30, 2010 Form 10-Q
4.8	Indenture related to the 4.50% Senior Exchangeable Notes due 2015, dated as of August 12, 2009, among Rayonier TRS Holdings Inc., as issuer, Rayonier Inc., as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.1 to the Registrant's August 12, 2009 Form 8-K

Exhibit No.	Description	Location
4.9	First Supplemental Indenture, dated as of July 29, 2010, to the Indenture related to the 4.50% Senior Exchangeable Notes due 2015 dated as of August 12, 2009, among Rayonier TRS Holdings Inc., Rayonier Inc., Rayonier Operating Company LLC and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 10.11 to the Registrant's June 30, 2010 Form 10-Q
4.10	Indenture relating to the 3.75% Senior Notes due 2022, dated March 5, 2012, between Rayonier Inc., as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference to Exhibit 4.1 to the Registrant's March 5, 2012 Form 8-K
4.11	First Supplemental Indenture relating to the 3.75% Senior Notes due 2022, dated March 5, 2012, among Rayonier Inc., as issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference to Exhibit 4.2 to the Registrant's March 5, 2012 Form 8-K
4.12	Second Supplemental Indenture relating to the 3.75% Senior Notes due 2022, dated March 5, 2012, among Rayonier Inc., as issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference to Exhibit 4.1 to the Registrant's October 17, 2012 Form 8-K
4.13	Form of Note for 3.75% Senior Notes due 2022 (contained in Exhibit A to Exhibit 4.12)	Incorporated by reference to Exhibit 4.2 to the Registrant's March 5, 2012 Form 8-K
4.14	Registration Rights Agreement, dated October 16, 2007 among Rayonier TRS Holdings Inc., Rayonier Inc. and Credit Suisse Securities (USA) LLC, as representative of the several purchasers named herein.	Incorporated by reference to Exhibit 4.3 to the Registrant's October 17, 2007 Form 8-K
4.15	Registration Rights Agreement, dated as of August 12, 2009, among Rayonier TRS Holdings Inc. and Rayonier Inc. and Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc.	Incorporated by reference to Exhibit 4.2 to the Registrant's August 12, 2009 Form 8-K
4.16	Convertible Bond Hedge Transaction Confirmation, dated October 10, 2007 between Credit Suisse Capital LLC, as dealer, represented by Credit Suisse Securities (USA) LLC, as agent, and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 4.4 to the Registrant's October 17, 2007 Form 8-K
4.17	Convertible Bond Hedge Transaction Confirmation, dated October 10, 2007 between JP Morgan Chase Bank, National Association, London Branch and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 4.5 to the Registrant's October 17, 2007 Form 8-K
4.18	Base Exchangeable Note Hedge Transaction Confirmation, dated as of August 6, 2009, between Credit Suisse Capital LLC, as dealer, represented by Credit Suisse Securities (USA) LLC, as agent, and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 10.2 to the Registrant's August 12, 2009 Form 8-K
4.19	Base Exchangeable Note Hedge Transaction Confirmation, dated as of August 6, 2009, between Bank of America, N.A., as dealer, and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 10.3 to the Registrant's August 12, 2009 Form 8-K
4.20	Base Exchangeable Note Hedge Transaction Confirmation, dated as of August 6, 2009, between JPMorgan Chase Bank, National Association, London Branch, as dealer, and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 10.4 to the Registrant's August 12, 2009 Form 8-K
4.21	Additional Exchangeable Note Hedge Transaction Confirmation, dated as of August 7, 2009, between Credit Suisse Capital LLC, as dealer, represented by Credit Suisse Securities (USA) LLC, as agent, and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 10.5 to the Registrant's August 12, 2009 Form 8-K
4.22	Additional Exchangeable Note Hedge Transaction Confirmation, dated as of August 7, 2009, between Bank of America, N.A., as dealer, and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 10.6 to the Registrant's August 12, 2009 Form 8-K
4.23	Additional Exchangeable Note Hedge Transaction Confirmation, dated as of August 7, 2009, between JPMorgan Chase Bank, National Association, London Branch, as dealer, and Rayonier TRS Holdings Inc.	Incorporated by reference to Exhibit 10.7 to the Registrant's August 12, 2009 Form 8-K

Exhibit No.	Description	Location
4.24	Issuer Warrant Transaction Confirmation dated October 10, 2007 between Credit Suisse Capital LLC, as dealer, represented by Credit Suisse Securities (USA) LLC, as agent, and Rayonier Inc.	Incorporated by reference to Exhibit 4.6 to the Registrant's October 17, 2007 Form 8-K
4.25	Issuer Warrant Transaction Confirmation dated October 10, 2007 between JP Morgan Chase Bank, National Association, London Branch, as dealer, and Rayonier Inc.	Incorporated by reference to Exhibit 4.7 to the Registrant's October 17, 2007 Form 8-K
4.26	Issuer Warrant Transaction Amendment dated October 15, 2007 between Rayonier Inc. and Credit Suisse Capital LLC, as dealer, represented by Credit Suisse Securities (USA) LLC, as agent.	Incorporated by reference to Exhibit 4.8 to the Registrant's October 17, 2007 Form 8-K
4.27	Issuer Warrant Transaction Amendment dated October 15, 2007 between Rayonier Inc. and JP Morgan Chase Bank, National Association, London Branch, as dealer.	Incorporated by reference to Exhibit 4.9 to the Registrant's October 17, 2007 Form 8-K
4.28	Base Issuer Warrant Transaction Confirmation dated as of August 6, 2009, between Credit Suisse Capital LLC, as dealer, represented by Credit Suisse Securities (USA) LLC, as agent, and Rayonier Inc.	Incorporated by reference to Exhibit 10.8 to the Registrant's August 12, 2009 Form 8-K
4.29	Base Issuer Warrant Transaction Confirmation, dated as of August 6, 2009, between Bank of America, N.A., as dealer, and Rayonier Inc.	Incorporated by reference to Exhibit 10.9 to the Registrant's August 12, 2009 Form 8-K
4.30	Base Issuer Warrant Transaction Confirmation, dated as of August 6, 2009, between JPMorgan Chase Bank, National Association, London Branch, as dealer, and Rayonier Inc.	Incorporated by reference to Exhibit 10.10 to the Registrant's August 12, 2009 Form 8-K
4.31	Additional Issuer Warrant Transaction Confirmation, dated as of August 7, 2009, between Credit Suisse Capital LLC, as dealer, represented by Credit Suisse Securities (USA) LLC, as agent, and Rayonier Inc.	Incorporated by reference to Exhibit 10.11 to the Registrant's August 12, 2009 Form 8-K
4.32	Additional Issuer Warrant Transaction Confirmation, dated as of August 7, 2009, between Bank of America, N.A., as dealer, and Rayonier Inc.	Incorporated by reference to Exhibit 10.12 to the Registrant's August 12, 2009 Form 8-K
4.33	Additional Issuer Warrant Transaction Confirmation, dated as of August 7, 2009, between JPMorgan Chase Bank, National Association, London Branch, as dealer, and Rayonier Inc.	Incorporated by reference to Exhibit 10.13 to the Registrant's August 12, 2009 Form 8-K
10.1	Rayonier 1994 Incentive Stock Plan, as amended*	Incorporated by reference to Exhibit 10.1 to the Registrant's June 30, 2006 Form 10-Q
10.2	Form of Rayonier 1994 Incentive Stock Non-qualified Stock Option Award Agreement*	Incorporated by reference to Exhibit 10.18 to the Registrant's December 31, 1995 Form 10-K
10.3	Rayonier Inc. Executive Severance Pay Plan (f/k/a Rayonier Supplemental Senior Executive Severance Pay Plan), as amended*	Incorporated by reference to Exhibit 10.3 to the Registrant's December 31, 2007 Form 10-K
10.4	Rayonier Investment and Savings Plan for Salaried Employees*	Incorporated by reference to Exhibit 10.3 to the Registrant's December 31, 1997 Form 10-K
10.5	Retirement Plan for Salaried Employees of Rayonier Inc. effective as of March 1, 1994, Amended and Restated January 1, 2000 and Further Amended Through October 19, 2001*	Incorporated by reference to Exhibit 10.4 to the Registrant's December 31, 2001 Form 10-K
10.6	Amendment to Retirement Plan for Salaried Employees effective as of January 1, 2002*	Incorporated by reference to Exhibit 10.5 to the Registrant's December 31, 2003 Form 10-K
10.7	Amendment to Retirement Plan for Salaried Employees effective as of January 1, 2003*	Incorporated by reference to Exhibit 10.6 to the Registrant's December 31, 2003 Form 10-K

Exhibit No.	Description	Location
10.8	Amendment to Retirement Plan for Salaried Employees effective as of January 1, 2004 dated October 10, 2003*	Incorporated by reference to Exhibit 10.7 to the Registrant's December 31, 2003 Form 10-K
10.9	Amendment to Retirement Plan for Salaried Employees effective as of January 1, 2004 dated December 15, 2003*	Incorporated by reference to Exhibit 10.8 to the Registrant's December 31, 2003 Form 10-K
10.10	Form of Indemnification Agreement between Rayonier Inc. and its Officers*	Incorporated by reference to Exhibit 10.10 to the Registrant's December 31, 2010 Form 10-K
10.11	Form of Indemnification Agreement between Rayonier Inc. and its Directors*	Incorporated by reference to Exhibit 10.11 to the Registrant's December 31, 2010 Form 10-K
10.12	Rayonier Inc. Excess Benefit Plan, as amended*	Incorporated by reference to Exhibit 10.2 to the Registrant's June 30, 2010 Form 10-Q
10.13	Amendment to Rayonier Inc. Excess Benefit Plan dated August 18, 1997*	Incorporated by reference to Exhibit 10.7 to the Registrant's December 31, 1997 Form 10-K
10.14	Form of Rayonier Inc. Excess Savings and Deferred Compensation Plan Agreements*	Incorporated by reference to Exhibit 10.4 to the Registrant's June 30, 2010 Form 10-Q
10.15	Rayonier Inc. Excess Savings and Deferred Compensation Plan, as amended*	Incorporated by reference to Exhibit 10.3 to the Registrant's June 30, 2010 Form 10-Q
10.16	Rayonier Incentive Stock Plan, as amended*	Incorporated by reference to Exhibit 10.1 to the Registrant's May 23, 2012 Form 8-K
10.17	Form of Rayonier 2004 Incentive Stock and Management Bonus Plan Non-Qualified Stock Option Award Agreement*	Incorporated by reference to Exhibit 10.22 to the Registrant's December 31, 2003 Form 10-K
10.18	Form of Rayonier 2004 Incentive Stock and Management Bonus Plan Restricted Share Award Agreement*	Incorporated by reference to Exhibit 10.23 to the Registrant's December 31, 2003 Form 10-K
10.19	Form of Rayonier Incentive Stock Plan Non-Qualified Stock Option Award Agreement*	Incorporated by reference to Exhibit 10.19 to the Registrant's December 31, 2008 Form 10-K
10.20	Form of Rayonier Incentive Stock Plan Supplemental Terms Applicable to the 2011 Performance Share Award Program*	Incorporated by reference to Exhibit 10.20 to the Registrant's December 31, 2010 Form 10-K
10.21	Rayonier Non-Equity Incentive Plan*	Incorporated by reference to Appendix B to the Registrant's March 31, 2008 Proxy Statement
10.22	Form of Rayonier Outside Directors Compensation Program/Cash Deferral Option Agreement*	Incorporated by reference to Exhibit 10.24 to the Registrant's December 31, 2006 Form 10-K
10.23	Trust Agreement for the Rayonier Inc. Legal Resources Trust*	Incorporated by reference to Exhibit 10.25 to the Registrant's December 31, 2001 Form 10-K
10.24	Annual Corporate Bonus Program*	Incorporated by reference to Exhibit 10.24 to the Registrant's December 31, 2010 Form 10-K

Exhibit No.	Description	Location
10.25	Master Shareholder Agreement in Relation to Matariki Forests, dated July 15, 2005, by and among SAS Trustee Corporation, Deutshe Asset Management (Australia) Limited, Rayonier Canterbury LLC, Rayonier New Zealand Limited, Cameron and Company Limited, Matariki Forests Australia Pty Limited, Matariki Forestry Group and Matariki Forests	Incorporated by reference to Exhibit 10.38 to the Registrant's June 30, 2005 Form 10-Q
10.26	Agreement for the Sale and Purchase of Assets, dated July 15, 2005, between Rayonier New Zealand Limited, as seller, and Matariki Forests, as purchaser	Incorporated by reference to Exhibit 10.39 to the Registrant's June 30, 2005 Form 10-Q
10.27	Description of Rayonier 2011 Performance Share Award Program*	Incorporated by reference to Exhibit 10.29 to the Registrant's December 31, 2010 Form 10-K
10.28	Description of Rayonier 2012 Performance Share Award Program*	Incorporated by reference to Exhibit 10.29 to the Registrant's December 31, 2011 Form 10-K
10.29	Description of Rayonier 2013 Performance Share Award Program*	Filed herewith
10.30	Election Form for the Performance Share Deferral Program	Incorporated by reference to Exhibit 10.5 to the Registrant's June 30, 2010 Form 10-Q
10.31	Amended and Restated Five Year Revolving Credit Agreement dated October 11, 2012 among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Operating Company LLC, as Borrowers, Credit Suisse AG, as Administrative Agent, Credit Suisse Securities (USA) LLC, as Sole Bookrunner, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as Co-Syndication Agents, SunTrust Bank, US Bank, N.A., TD Bank, N.A. and Wells Fargo Bank, National Association, as Co-Documentation Agents and Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers	Incorporated by reference to Exhibit 10.1 to the Registrant's October 17, 2012 Form 8-K
10.32	Incremental Assumption Agreement dated August 30, 2011 among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Operating Company LLC and Rayonier Forest Resources, L.P., as Borrowers, Credit Suisse AG as Administrative Agent and Credit Suisse Securities (USA) LLC, as Sole Lead Arranger and Sole Bookrunner	Incorporated by reference to Exhibit 10.4 to the Registrant's September 30, 2011 Form 10-Q
10.33	Amended and Restated Guarantee Agreement dated October 11, 2012 among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Operating Company LLC, as Guarantors, and Credit Suisse AG as Administrative Agent	Incorporated by reference to Exhibit 10.2 to the Registrant's October 17, 2012 Form 8-K
10.34	First Amendment and Restatement Agreement dated October 11, 2012 among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Forest Resources, L.P. and Rayonier Operating Company LLC, as Borrowers, the Consenting Lenders, the Non-Consenting Lenders, the Existing Lenders and Regions Bank, Branch Banking and Trust Company, U.S. Bank, National Association and TD Bank, N.A., as Assignees, and Credit Suisse AG, as Administrative Agent	Incorporated by reference to Exhibit 10.3 to the Registrant's October 17, 2012 Form 8-K
10.35	Term Credit Agreement dated December 17, 2012 among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Operating Company LLC, as Borrowers, COBANK, ACB, as Administrative Agent, COBANK, ACB, as Sole Bookrunner, and COBANK, ACB and FARM CREDIT EAST, ACA, as Joint Lead Arrangers	Incorporated by reference to Exhibit 10.1 to the Registrant's December 19, 2012 Form 8-K
10.36	Compensation Arrangement for Lee M. Thomas and Paul G. Boynton*	Incorporated by reference to the Registrant's December 16, 2011 Form 8-K
10.37	Contribution, Conveyance and Assumption Agreement, dated as of July 29, 2010, between Rayonier Inc. and Rayonier Operating Company LLC relating to the Restructuring.	Incorporated by reference to Exhibit 10.7 to the Registrant's June 30, 2010 Form 10-Q

Exhibit No.	Description	Location
10.38	Purchase and Sale Agreement dated as of September 16, 2011 between Joshua Timberlands LLC, as Seller and Rayonier Inc., as Buyer	Incorporated by reference to Exhibit 10.2 to the Registrant's September 30, 2011 Form 10-Q
10.39	Purchase and Sale Agreement dated as of September 16, 2011 between Oklahoma Timber, LLC, as Seller and Rayonier Inc., as Buyer	Incorporated by reference to Exhibit 10.3 to the Registrant's September 30, 2011 Form 10-Q
12	Statements re computation of ratios	Filed herewith
16	Letter dated May 23, 2012 from Deloitte & Touche LLP to the Securities and Exchange Commission	Incorporated by reference to Exhibit 16.1 to the Registrant's May 23, 2012 Form 8-K
21	Subsidiaries of the registrant	Filed herewith
23.1	Consent of Ernst & Young LLP	Filed herewith
23.2	Consent of Deloitte & Touche LLP	Filed herewith
24	Powers of attorney	Filed herewith
31.1	Chief Executive Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Chief Financial Officer's Certification Pursuant to Rule 13a-14(a)/15d-14-(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32	Certification of Periodic Financial Reports Under Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
101	The following financial information from our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, formatted in Extensible Business Reporting Language ("XBRL"), includes: (i) the Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010; (ii) the Consolidated Balance Sheets as of December 31, 2012 and 2011; (iii) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010; and (iv) the Notes to the Consolidated Financial Statements.	Filed herewith

---

* Management contract or compensatory plan.

EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	For the Years Ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Earnings:					
Income from continuing operations	$ 278,685	$ 276,005	$ 217,586	$ 312,541	$ 148,583
Income tax expense	88,391	30,357	15,217	46,336	29,436
Pre-tax income from continuing operations	367,076	306,362	232,803	358,877	178,019
Add:					
Interest expensed and capitalized	52,159	51,678	50,545	52,495	50,729
Interest factor attributable to rentals	540	424	461	354	761
Fixed charges	52,699	52,102	51,006	52,849	51,490
Amortization of capitalized interest	190	60	47	41	45
Subtract:					
Capitalized interest	7,178	903	82	54	—
Earnings as adjusted	$ 412,787	$ 357,621	$ 283,774	$ 411,713	$ 229,554
Fixed Charges:	$ 52,699	$ 52,102	$ 51,006	$ 52,849	$ 51,490
Ratio of earnings as adjusted to total fixed charges	7.83	6.86	5.56	7.79	4.46

EXHIBIT 21

SUBSIDIARIES OF RAYONIER INC.
As of 12/31/2012

Name of Subsidiary	State/Country of Incorporation/Organization
Rayonier Canterbury, LLC	Delaware
Rayonier Forest Resources, L.P.	Delaware
Rayonier Gulf Timberlands, LLC	Delaware
Rayonier Louisiana Timberlands, LLC	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier Performance Fibers, LLC	Delaware
Rayonier Products, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
TerraPointe LLC	Delaware

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Rayonier Inc.:

1) Registration Statement (Form S-3 No. 333-52857)
2) Registration Statement (Form S-4 Amendment No. 1 to No. 333-1 14858),
3) Registration Statement (Form S-8 No. 333-129175) pertaining to the Rayonier 1994 Incentive Stock Plan,
4) Registration Statement (Form S-8 No. 333-129176) pertaining to the 2004 Rayonier Incentive Stock and Management Bonus Plan,
5) Registration Statement (Form S-8 No. 333-136920) pertaining to the Rayonier Inc. Fernandina Mill Savings Plan for Hourly Employees,
6) Registration Statement (Form S-3 No. 333-143150),
7) Registration Statement (Form S-3 No. 333-148525),
8) Registration Statement (Form S-8 No. 333-152505) pertaining to the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations, Rayonier Investment and Savings Plan for Salaried Employees, and Rayonier Inc. Fernandina Mill Savings Plan for Hourly Employees,
9) Registration Statement (Form S-8 No. 333-158656) pertaining to the Rayonier -Jesup Mill Savings Plan for Hourly Employees,
10) Registration Statement (Form S-3 No. 333-162959),
11) Registration Statement (Form S-3 No. 333-16701 1), and
12) Registration Statement (Form S-3 No. 333-179784);

of our reports dated February 26, 2013, with respect to the consolidated financial statements and schedule of Rayonier Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Rayonier Inc. and subsidiaries, included in this Annual Report (Form 10-K) of Rayonier Inc. for the year ended December 31, 2012.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, FL
February 26, 2013

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-143150 and 333-52857 on Form S-3, in Amendment No. 1 to Registration Statement No. 333-114858 on Form S-4, in Registration Statement Nos. 333-158656, 333-152505, 333-136920, 333-129176 and 333-129175 on Forms S-8 and in Post-Effective Amendment Nos. 333-162959, 333-148525, 333-167011 and 333-179784 of our report dated February 27, 2012 (February 26, 2013 as it relates to Notes 4, 20 and 22), relating to the consolidated financial statements and financial statement schedule of Rayonier Inc. and subsidiaries (the "Company") appearing in this Annual Report on Form 10-K of Rayonier Inc. and subsidiaries for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Jacksonville, FL
February 26, 2013

EXHIBIT 31.1

CERTIFICATION

I, Paul G. Boynton, certify that:

1. I have reviewed this annual report on Form 10-K of Rayonier Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ PAUL G. BOYNTON

Paul G. Boynton
Chairman, President and Chief Executive Officer,
Rayonier Inc.

EXHIBIT 31.2

CERTIFICATION

I, Hans E. Vanden Noort, certify that:

1. I have reviewed this annual report on Form 10-K of Rayonier Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ HANS E. VANDEN NOORT

Hans E. Vanden Noort
Senior Vice President and
Chief Financial Officer, Rayonier Inc.

EXHIBIT 32

CERTIFICATION

The undersigned hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to our knowledge:

1. The Annual Report on Form 10-K of Rayonier Inc. (the "Company") for the period ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 26, 2013

/s/ PAUL G. BOYNTON
Paul G. Boynton
Chairman, President and Chief Executive Officer, Rayonier Inc.

/s/ HANS E. VANDEN NOORT
Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer, Rayonier Inc.

A signed original of this written statement required by Section 906 has been provided to Rayonier and will be retained by Rayonier and furnished to the Securities and Exchange Commission or its staff upon request.

Stockholder Information

Corporate Headquarters

Rayonier Inc.
1301 Riverplace Blvd.
Suite 2300
Jacksonville, FL 32207
904-357-9100

About Your Shares

Rayonier common shares are listed on the New York Stock Exchange under the ticker symbol RYN.

Common Stock Activity

2012	High	Low	Dividend
Fourth Quarter	$51.86	$47.45	$0.44
Third Quarter	51.87	44.82	0.44
Second Quarter	46.04	41.33	0.40
First Quarter	47.56	43.38	0.40

2011	High	Low	Dividend
Fourth Quarter	$45.28	$34.68	$0.40
Third Quarter	45.37	35.34	0.40
Second Quarter	44.88	39.64	0.36
First Quarter	41.81	35.28	0.36

Transfer Agent and Registrar

Please contact Computershare for all essential shareholder services, including:

- Changes of address
- Lost certificates or dividend checks
- Changes in registered ownership
- Certificates of transfer

Rayonier Inc.
c/o Computershare
PO Box 43006
Providence, RI 02940-3006

Shareholder website:
www.computershare.com/investor

Shareholder Online Inquiries:
https://www-us.computershare.com/investor/Contact

Inside the U.S. 800-659-0158
Outside the U.S. 201-680-6578

Dividend Reinvestment

The Rayonier Automatic Dividend Reinvestment and Cash Payment Plan is available to all registered shareholders. For information on how to participate, visit the website www.computershare.com/investor or contact Computershare:

Inside the U.S. 800-659-0158
Outside the U.S. 201-680-6578

Rayonier Investor Relations

Additional copies of this Annual Report and copies of Rayonier's 2012 Form 10-K (without exhibits) are available, at no charge, upon request to Rayonier Investor Relations. You may also request these materials by calling 800-RYN-7611.

Visit us online at rayonier.com for more information about our businesses, products and governance practices. You may also use our website to access:

- Current and previous annual reports
- Press releases
- Earnings and dividends news
- SEC filings
- Investor presentations

Contact Information

Investor Relations
H. Edwin Kiker, Vice President,
Investor Relations
904-357-9100
investorrelations@rayonier.com

Media Relations
Russell Schweiss, Director,
Corporate Communications
904-357-9100
mediarelations@rayonier.com

Annual Meeting

May 16, 2013 at 4 p.m.
Hyatt Regency Jacksonville Riverfront Hotel
225 East Coastline Drive
Jacksonville, FL 32202

Rayonier

Value From The Ground Up™

Rayonier

Value From The Ground Up™

Rayonier Inc.
1301 Riverplace Blvd.
Suite 2300
Jacksonville, Florida 32207

rayonier.com

Corporate Headquarters

Rayonier

April 1, 2013

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Thursday, May 16, 2013, at the Hyatt Regency Jacksonville Riverfront Hotel, 225 East Coastline Drive, Jacksonville, Florida, at 4:00 p.m. local time. In the following Notice of 2013 Annual Meeting and Proxy Statement, we describe the matters you will be asked to vote on at the meeting.

Once again, we are pleased to utilize the Securities and Exchange Commission rules allowing us to furnish our proxy materials to you over the Internet. We believe this allows us to provide the information you need in a more timely, efficient and cost-effective manner.

As always, your vote is very important. I urge you to vote on the Internet, by telephone or by mail in order to be certain that your shares are represented at the meeting, even if you plan to attend.

PAUL G. BOYNTON
Chairman, President and Chief Executive Officer

Rayonier Inc. 1301 Riverplace Boulevard Jacksonville, FL 32207
Telephone (904) 357-9100 Fax (904) 357-9101

Corporate Headquarters

Rayonier

April 1, 2013

NOTICE OF 2013 ANNUAL MEETING

Notice is hereby given that the 2013 Annual Meeting of Shareholders of Rayonier Inc., a North Carolina corporation, will be held at the Hyatt Regency Jacksonville Riverfront Hotel, 225 East Coastline Drive, Jacksonville, Florida on Thursday, May 16, 2013 at 4:00 p.m. local time, for purposes of:

1) electing three directors named herein to terms expiring in 2014;

2) reapproving the material terms of performance-based awards under the Rayonier Non-Equity Incentive Plan;

3) approving, in a non-binding vote, the compensation of our named executive officers as disclosed in the attached Proxy Statement;

4) ratifying the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013; and

5) acting upon such other matters as may properly come before the meeting.

All Rayonier shareholders of record at the close of business on March 18, 2013 are entitled to vote at the meeting.

We urge you to vote your shares over the Internet, by telephone or through the mail at your earliest convenience.

W. EDWIN FRAZIER, III
Senior Vice President, Chief Administrative Officer and Corporate Secretary

TABLE OF CONTENTS

PROXY STATEMENT
2013 Annual Meeting of Shareholders of Rayonier Inc.
Thursday, May 16, 2013

The 2013 Annual Meeting of Shareholders of Rayonier Inc. (the "Annual Meeting") will be held on May 16, 2013, for the purposes set forth in the accompanying Notice of 2013 Annual Meeting. This Proxy Statement and the accompanying proxy card are furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and at any adjournment of the meeting. We may refer to Rayonier in this Proxy Statement as "we", "us", "our", the "Company" or "Rayonier".

GENERAL INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL MEETING

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This year we are once again utilizing the Securities and Exchange Commission ("SEC") rules that allow companies to furnish proxy materials to shareholders via the Internet. If you received a Notice of Internet Availability of Proxy Materials ("Internet Notice") by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. The Internet Notice tells you how to access and review the Proxy Statement and our 2012 Annual Report to Shareholders (the "Annual Report"), which includes our 2012 Annual Report on Form 10-K, including financial statements, as well as how to submit your proxy over the Internet. If you received the Internet Notice and would still like to receive a printed copy of our proxy materials, simply follow the instructions for requesting printed materials included in the Internet Notice.

The Internet Notice, these proxy solicitation materials and our Annual Report were first made available on the Internet and mailed to certain shareholders on or about April 1, 2013.

The Notice of 2013 Annual Meeting, this Proxy Statement and our Annual Report are available at www.ProxyVote.com.

QUESTIONS AND ANSWERS

Q: WHAT AM I VOTING ON?

A: You are being asked by the Company to vote on four matters: (1) the election of three directors: C. David Brown, II, John E. Bush and Thomas I. Morgan (more information on each nominee is included on page 8); (2) reapproval of the material terms of performance-based awards under the Rayonier Non-Equity Incentive Plan (beginning on page 42); (3) the approval, in a non-binding vote, of the compensation of our named executive officers as disclosed in this Proxy Statement (referred to herein as "Say on Pay", on page 45); and (4) the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013 (beginning on page 46). **The Board of Directors recommends that you vote "FOR" each of the director nominees listed above and "FOR" each of the other proposals.**

Q: WHO IS ENTITLED TO VOTE?

A: The record holder of each of the 125,492,240 shares of Rayonier common stock ("Common Shares") outstanding at the close of business on March 18, 2013 is entitled to one vote for each share owned.

Q: HOW DO I VOTE?

A: You can vote in any one of the following ways:

- *You can vote on the Internet* by following the "Vote by Internet" instructions on your Internet Notice or proxy card.

- *You can vote by telephone* by following the "Vote by Phone" instructions on the www.ProxyVote.com website referred to in the Internet Notice.

- *If you receive hard-copies of the proxy solicitation materials, you can vote by mail* by signing and dating your proxy card and mailing it in the provided prepaid envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If you return a signed and dated card but do not provide voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors.

- *You can vote in person at the Annual Meeting* by delivering a completed proxy card or by completing a ballot available upon request at the meeting. However, if you hold your shares in a bank or brokerage account rather than in your own name, you must obtain a legal proxy from your stockbroker in order to vote at the meeting.

Regardless of how you choose to vote, your vote is important and we encourage you to vote promptly.

Q: HOW DO I VOTE SHARES THAT I HOLD THROUGH AN EMPLOYEE BENEFIT PLAN SPONSORED BY THE COMPANY?

A: If you hold shares of the Company through any of the following employee benefit plans, you vote them by following the instructions above:

Rayonier Investment and Savings Plan for Salaried Employees
Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations
Rayonier-Jesup Mill Savings Plan for Hourly Employees
Rayonier Inc.-Fernandina Mill Savings Plan for Hourly Employees

Note that if you do not vote your shares held in any of these Company employee benefit plans or do not specify your voting instructions on your proxy card, the trustee of the employee benefit plans will vote your plan shares in the same proportion as the shares for which voting instructions have been received. **To allow sufficient time for voting by the trustee, your voting instructions for employee benefit plan shares must be received by May 13, 2013.**

Q: IS MY VOTE CONFIDENTIAL?

A: Proxy cards, ballots and reports of Internet and telephone voting results that identify individual shareholders are mailed or returned directly to Broadridge Financial Services, Inc. ("Broadridge"), our vote tabulator, and handled in a manner that protects your privacy. Your vote will not be disclosed except:

- as needed to permit Broadridge to tabulate and certify the vote;

- as required by law;

- if we determine that a genuine dispute exists as to the accuracy or authenticity of a proxy, ballot or vote; or

- in the event of a proxy contest where all parties to the contest do not agree to follow our confidentiality policy.

Q: WHAT SHARES ARE COVERED BY MY INTERNET NOTICE OR PROXY CARD?

A: You should have been provided an Internet Notice or proxy card for each account in which you own Common Shares either:

- directly in your name as the shareholder of record, which includes shares purchased through any of our employee benefit plans; or
- indirectly through a broker, bank or other holder of record.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE INTERNET NOTICE OR PROXY CARD?

A: It means that you have multiple accounts in which you own Common Shares. **Please vote all shares in each account for which you receive an Internet Notice or proxy card to ensure that all your shares are voted.** However, for your convenience we recommend that you contact your broker, bank or our transfer agent to consolidate as many accounts as possible under a single name and address. Our transfer agent is Computershare. All communications concerning shares you hold in your name, including address changes, name changes, requests to transfer shares and similar issues, can be handled by making a toll-free call to Computershare at 1-800-659-0158. From outside the U.S. you may call Computershare at 201-680-6578.

Q: HOW CAN I CHANGE MY VOTE?

A: You can revoke your proxy and change your vote by:

- voting on the Internet or by telephone before 11:59 p.m. Eastern Daylight Time on the day before the Annual Meeting or, for employee benefit plan shares, the cut off date noted above (only your most recent Internet or telephone proxy is counted);
- signing and submitting another proxy card with a later date at any time before the polls close at the Annual Meeting;
- giving timely written notice of revocation of your proxy to our Corporate Secretary at 1301 Riverplace Boulevard, Suite 2300, Jacksonville, Florida 32207; or
- voting again in person before the polls close at the Annual Meeting.

Q: HOW MANY VOTES ARE NEEDED TO HOLD THE MEETING?

A: In order to conduct the Annual Meeting, a majority of the Common Shares outstanding as of the close of business on March 18, 2013 must be present, either in person or represented by proxy. All shares voted pursuant to properly submitted proxies and ballots, as well as abstentions and shares voted on a discretionary basis by banks or brokers in the absence of voting instructions from their customers, will be counted as present and entitled to vote for purposes of satisfying this requirement.

Q: HOW MANY VOTES ARE NEEDED TO ELECT THE NOMINEES FOR DIRECTOR?

A: The affirmative vote of a majority of the votes cast with respect to each nominee at the Annual Meeting is required to elect that nominee as a director. For this proposal, a majority of the votes cast means that the number of votes "FOR" a nominee must exceed the number of votes "AGAINST" a nominee. Abstentions will therefore not affect the outcome of director elections.

Please note that under New York Stock Exchange ("NYSE") rules, banks and brokers are not permitted to vote the uninstructed shares of their customers on a discretionary basis (referred to as "broker non-votes") in the election of directors. As a result, if you hold your shares through an account with a bank or broker and you do not instruct your bank or broker how to vote your shares in the election of directors, no votes will be cast on your behalf in the election of directors. **Because broker non-votes will have no effect on the outcome of the vote, it is critical that you instruct your bank or broker if you want your vote to be counted in the election of directors.**

Q: HOW MANY VOTES ARE NEEDED TO APPROVE THE PROPOSAL TO REAPPROVE THE MATERIAL TERMS OF PERFORMANCE-BASED AWARDS UNDER THE RAYONIER NON-EQUITY INCENTIVE PLAN?

A: The proposal to reapprove the material terms of performance-based awards under the Rayonier Non-Equity Incentive Plan will be approved if the number of votes cast "FOR" reapproval exceeds the number of votes cast "AGAINST" it. As a result, abstentions and broker non-votes will not affect the outcome of the proposal.

Since banks and brokers are not permitted to vote uninstructed shares for any company proposals relating to executive compensation, if you hold your shares through an account with a bank or broker and you do not instruct your bank or broker how to vote your shares on this proposal, no votes will be cast on your behalf with regard to approval of the proposal. **Because broker non-votes will have no effect on the outcome of the vote, it is critical that you instruct your bank or broker if you want your vote to be counted in the approval of the proposal.**

Q: HOW MANY VOTES ARE NEEDED TO APPROVE THE "SAY ON PAY" PROPOSAL?

A: The vote on the Say on Pay proposal is advisory only and non-binding on the Company or our Board of Directors. However, the proposal will be approved on a non-binding, advisory basis if the number of votes cast "FOR" the proposal exceeds the number of votes cast "AGAINST" it. Abstentions therefore will not affect the outcome of the proposal.

Banks and brokers are not permitted to vote uninstructed shares for any company proposals relating to executive compensation. As a result, if you hold your shares through an account with a bank or broker and you do not instruct your bank or broker how to vote your shares on this proposal, no votes will be cast on your behalf with regard to approval of the proposal. **Because broker non-votes will have no effect on the outcome of the vote, it is critical that you instruct your bank or broker if you want your vote to be counted in the approval of the proposal.**

Q: HOW MANY VOTES ARE NEEDED TO APPROVE THE RATIFICATION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM?

A: The proposal to ratify the appointment of the Company's independent registered public accounting firm will be approved if the number of votes cast "FOR" the proposal exceeds the number of votes cast "AGAINST" it. As a result, abstentions will not affect the outcome. We do not anticipate that there will be any broker non-votes with regard to the proposal.

Q: WILL ANY OTHER MATTERS BE VOTED ON?

A: We do not expect any other matters to be considered at the Annual Meeting. However, if a matter not listed on the Internet Notice or proxy card is legally and properly brought before the Annual Meeting, the proxies will vote on the matter in accordance with their judgment of what is in the best interest of our shareholders. Under the Company's bylaws, all shareholder proposals must have been received by December 4, 2012 to be considered for inclusion in this Proxy Statement, and all other shareholder proposals and director nominations must have been received between January 17 and February 15, 2013 to be otherwise properly brought before the Annual Meeting. As of March 15, 2013, we had not received any shareholder proposals or director nominations from shareholders to be acted upon at the Annual Meeting.

Q: WHO WILL COUNT THE VOTES?

A: Representatives of Broadridge will count the votes, however submitted. A Company representative will act as inspector of elections.

Q: HOW WILL I LEARN THE RESULTS OF THE VOTING?

A: We will announce the voting results of the proposals at the Annual Meeting and on a Form 8-K to be filed with the SEC no later than four business days following the Annual Meeting.

Q: WHO PAYS THE COST OF THIS PROXY SOLICITATION?

A: The Company pays the costs of soliciting proxies and has retained Innisfree M&A Incorporated ("Innisfree") to aid in the solicitation of proxies. For these services the Company will pay Innisfree a fee of $17,500, plus expenses. The Company will also reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of the Common Shares. Additionally, directors, officers and employees may solicit proxies on behalf of the Company by mail, telephone, facsimile, email and personal solicitation. Directors, officers and employees will not be paid additional compensation for such services.

Q: WHEN ARE SHAREHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING OF SHAREHOLDERS DUE?

A: For a shareholder proposal (other than a director nomination) to be considered for inclusion in the Company's proxy statement for the 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting"), the Company's Corporate Secretary must receive the written proposal at our principal executive offices no later than the close of business on December 2, 2013. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. The submission of a proposal in accordance with these requirements does not guarantee that we will include the proposal in our proxy statement or on our proxy card. Proposals should be addressed to:

Corporate Secretary
Rayonier Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, FL 32207

For a shareholder proposal (including a director nomination) to be properly brought before the shareholders at the 2014 Annual Meeting outside of the Company's proxy statement, the shareholder must provide the information required by the Company's bylaws and give timely notice in accordance with such bylaws, which, in general, require that the notice be received by the Company's Secretary: (i) no earlier than the close of business on January 15, 2014; and (ii) no later than the close of business on February 14, 2014.

If the date of the 2014 Annual Meeting is moved more than 30 days before or more than 60 days after May 16, 2014, then notice of a shareholder proposal that is not intended to be included in the Company's proxy statement must be received no earlier than the close of business 120 days prior to the meeting and not later than the close of business on the later of: (a) 90 days prior to the meeting; or (b) 10 days after public announcement of the meeting date.

We strongly encourage any shareholder interested in submitting a proposal for the 2014 Annual Meeting to contact our Corporate Secretary at (904) 357-9100 prior to submission in order to discuss the proposal.

ITEM 1—ELECTION OF DIRECTORS

The Board of Directors is responsible for establishing overall corporate policy and for overseeing management and the ultimate performance of the Company. The Board reviews significant developments affecting the Company and acts on matters requiring Board approval. The Board held 10 meetings during 2012.

Directors elected prior to the 2013 Annual Meeting were elected to three year terms of office, with three classes of directors having their terms end in successive years. At the 2012 Annual Meeting, shareholders approved amendments to the Company's Articles of Incorporation to declassify the Board over a three-year period so that, beginning with the 2013 Annual Meeting, all director nominees will stand for election to one-year terms.

As a result, the terms of office of three directors, C. David Brown, II, John E. Bush and Thomas I. Morgan, will expire at the 2013 Annual Meeting, and each of these directors has been nominated to stand for election to a one-year term. The current terms of the other seven directors continue after the meeting. Consistent with our three-year Board declassification, six directors will stand for election to one-year terms at the 2014 Annual Meeting and, beginning in 2015, all directors will stand for election annually.

Accordingly, shareholders are being asked to vote on the election of three directors to serve until the 2014 Annual Meeting of Shareholders and their successors are duly elected and qualified. The Board has no reason to believe that any nominee will be unable to serve as a director. If, however, a nominee should be unable to serve at the time of the Annual Meeting, Common Shares properly represented by valid proxies will be voted in connection with the election of a substitute nominee recommended by the Board. Alternatively, the Board may either allow the vacancy to remain unfilled until an appropriate candidate is located or may reduce the authorized number of directors to eliminate the unfilled seat.

If any incumbent nominee for director should fail to receive the required affirmative vote of a majority of the votes cast with regard to his election, under North Carolina law (the Company's state of incorporation) the director would remain in office as a "holdover" director until his successor is elected and qualified or he resigns, retires or is otherwise removed. In such a situation, our Corporate Governance Principles require the director to tender his resignation to the Board. The Nominating and Corporate Governance Committee (the "Nominating Committee") would then consider such resignation and make a recommendation to the Board as to whether to accept or reject the resignation. The Board would then make a determination and publicly disclose its decision and rationale within 90 days after receipt of the tendered resignation.

Director Qualifications

We believe the members of our Board of Directors have the proper mix of relevant experience and expertise given the Company's businesses and REIT structure, together with a level of demonstrated integrity, judgment, leadership and collegiality, to effectively advise and oversee management in executing our strategy. There are no specific minimum qualifications for director nominees other than a maximum permitted age of 72. However, in identifying or evaluating potential nominees, it is the policy of our Nominating Committee to seek individuals who have the knowledge, experience, diversity and personal and professional integrity to be most effective, in conjunction with the other Board members, in collectively serving the long-term interests of our shareholders. These criteria for Board membership are periodically evaluated by the Nominating Committee taking into account the Company's strategy, its geographic markets, regulatory environment and other relevant business factors, as well as changes in applicable laws or listing standards.

A biography of each member of Rayonier's current Board of Directors, including the three nominees for election, is set forth below. Also included is a statement regarding each director's or nominee's individual qualifications for Board service.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE THREE NOMINEES NAMED BELOW FOR ELECTION TO THE BOARD OF DIRECTORS.

Information as to Nominees for Election to the Board of Directors

Class I, Terms Expire in 2013

C. DAVID BROWN, II, Age 61 *Director Since 2006*

Mr. Brown is Chairman of Broad and Cassel (a law firm based in Orlando, Florida), a position he has held since 2000. Previously, he served as Managing Partner of the firm's Orlando office from 1990. He joined the firm in 1980. Prior to joining Broad and Cassel, Mr. Brown was an associate with Rowland, Bowen and Thomas, P.A. and served as a First Lieutenant in the United States Air Force. Mr. Brown serves on the Board of Directors of CVS Caremark Corporation, as Chairman of the Board of Trustees for the University of Florida and on the Board of Directors of Orlando Health, a not-for-profit healthcare network. He holds bachelor's and juris doctorate degrees from the University of Florida.

Over a 33-year legal career, Mr. Brown has developed and demonstrated expertise in finance, environmental and land use issues, particularly in complex jurisdictions, as well as extensive experience in structuring real estate transactions. We believe his experience and expertise facilitate our Board's discussions regarding our timberland and real estate assets.

JOHN E. BUSH, Age 60 *Director Since 2008*

Mr. Bush is President of Jeb Bush and Associates (a consulting firm). He served as the 43rd Governor of the State of Florida from 1999 until 2007. Prior to his election as Governor, Mr. Bush worked as a real estate executive and pursued other entrepreneurial ventures from 1981 to 1998, and served as Secretary of Commerce for the State of Florida from 1987 to 1988. He formed and serves as chairman of The Foundation for Florida's Future, a non-profit public policy organization, and the Foundation for Excellence in Education, a non-profit charitable organization. Mr. Bush serves on the Boards of Directors of Tenet Healthcare Corporation and Swisher Hygiene Inc. He holds a bachelor's degree in Latin American affairs from the University of Texas at Austin.

In addition to his invaluable political experience in the State of Florida, Mr. Bush has expertise in the real estate industry and brings a unique understanding of global public policy issues. Given this background, we believe Mr. Bush brings a valuable perspective to our Board's consideration of the issues facing our land holdings and global performance fibers business.

THOMAS I. MORGAN, Age 59 *Director Since 2012*

Mr. Morgan has been the Chairman of Baker & Taylor, Inc. (a leading distributor of books, videos, and music products to libraries, institutions and retailers) since July 2008, and served as the Chief Executive Officer 2008 to 2012. Mr. Morgan served as the Chief Executive Officer of Hughes Supply Inc. (a diversified wholesale distributor of construction, repair and maintenance-related products) from 2003 to 2006, as President from 2001 to 2006, and as Chief Operating Officer from 2001 to 2003. Previously, he served as Chief Executive Officer of EnfoTrust Network, Value America and US Office Products. He served for 22 years at Genuine Parts Company in positions of increasing responsibility from 1975 to 1997. Mr. Morgan is a director of Baker & Taylor, Inc., Tech Data Corporation and ITT Educational Services, Inc. He formerly served as a director of Waste Management, Inc. Mr. Morgan holds a bachelor's degree in Business Administration from the University of Tennessee.

Mr. Morgan brings both public and private company CEO experience and a deep understanding of distribution and global supply chain management. As a result, we believe he is particularly well suited to contribute to Board discussions regarding overall management and governance issues and our increasingly global performance fibers and timber businesses.

Information as to Other Directors

Class II, Terms Expire in 2014

PAUL G. BOYNTON, Age 48 *Director Since 2011*

Mr. Boynton is Chairman, President and Chief Executive Officer of the Company, a position he has held since May 2012. Previously he held a number of positions of increasing responsibility with Rayonier, including Senior Vice President, Performance Fibers from 2002 to 2008, Senior Vice President, Performance Fibers and Wood Products from 2008 to 2009, Executive Vice President, Forest Resources and Real Estate from 2009 to 2010, President and Chief Operating Officer from 2010 to 2011 and President and Chief Executive Officer from January 2012 to May 2012. Mr. Boynton joined the Company as Director, Specialty Pulp Marketing and Sales in 1999. Prior to joining Rayonier, he held positions with 3M Corporation from 1990 to 1999, including as Global Brand Manager, 3M Home Care Division. Mr. Boynton serves on the Board of Directors of The Brink's Company and is a director of the National Alliance of Forest Owners. He holds a bachelor's degree in Mechanical Engineering from Iowa State University, an MBA from the University of Iowa, and graduated from the Harvard University Graduate School of Business Advanced Management Program.

Mr. Boynton has direct operational experience leading each of our three core businesses with resulting significant international experience and long-standing relationships with our major customers. We believe this history with Rayonier, together with his marketing and engineering background, make Mr. Boynton uniquely well suited to contribute to Board considerations of operational and strategic decisions and to manage our core businesses.

MARK E. GAUMOND, Age 62 *Director Since 2010*

Mr. Gaumond is the former Americas Senior Vice Chair – Markets of Ernst & Young (a global leader in assurance, tax, transaction and advisory services), a position he held from 2006 to 2010. Previously he served as Ernst & Young's Managing Partner, San Francisco from 2003 to 2006 and as an audit partner on several major clients. Prior to joining Ernst & Young, Mr. Gaumond was a Managing Partner with Arthur Andersen from 1994 to 2002 and a partner in the firm's audit practice from 1986 to 1994. Mr. Gaumond serves on the Boards of Directors of Booz Allen Hamilton Holding Corporation, the Fishers Island Development Corporation, the Walsh Park Benevolent Corporation and on the Board of Trustees of the California Academy of Sciences. He holds a bachelor's degree from Georgetown University, College of Arts and Sciences and an MBA from the Leonard N. Stern School of Business, New York University. In addition, Mr. Gaumond is a member of The American Institute of Certified Public Accountants.

Mr. Gaumond has 35 years of managerial, financial and accounting experience working extensively with senior management, audit committees and boards of directors of public companies, including several in the forest products industry. We believe Mr. Gaumond's experience and financial expertise allow him to contribute strongly to our Board's oversight of the Company's overall financial performance, reporting and controls.

DAVID W. OSKIN, Age 70 *Director Since 2009*

Mr. Oskin is President of Four Winds Ventures, LLC (a private investment and advisory company). He was Executive Vice President of International Paper Company (a paper, packaging and forest products company) from 1996 to 2003. Previously Mr. Oskin was Chief Executive Officer of Carter Holt Harvey Limited (a New Zealand-based forest products company) from 1992 to 1996 and Senior Vice President of International Paper from 1975 to 1992. Mr. Oskin is a director of Verso Paper Corp., Samling Global Limited, and Big Earth Publishing LLC, and serves as Chair Emeritus of the Board of Trustees of Widener University. Mr. Oskin holds bachelor and doctoral degrees from Widener University.

Mr. Oskin has long and extensive experience in the global forest products industry, having managed both manufacturing and timber operations, and also brings global public company board experience to Rayonier. We believe this industry experience is particularly well suited to assisting the Board in understanding the key drivers of our timber and performance fibers businesses.

Class III, Terms Expire in 2015

RICHARD D. KINCAID, Age 51 *Director Since 2004*

Mr. Kincaid is the President and Founder of the BeCause Foundation (a non-profit corporation that heightens awareness of complex social problems and promotes change through the power of film). He is also an investor and adviser to twelve early stage companies that are in the social media, healthcare, beverage and media industries. Mr. Kincaid was the President, Chief Executive Officer and a trustee of Equity Office Properties Trust (an owner and manager of office buildings and, at the time, the largest U.S. real estate investment trust) until 2007. He was named President of Equity Office in 2002 and Chief Executive Officer in 2003. Mr. Kincaid joined Equity Office Properties Trust as a Senior Vice President in 1996, was named Chief Financial Officer in 1997 and Executive Vice President and Chief Operating Officer in 2001. He previously served as Senior Vice President and Chief Financial Officer of Equity Office Holdings, L.L.C. (a predecessor of Equity Office Properties Trust), and was Senior Vice President of Equity Group Investments, Inc. (a private investment company). Mr. Kincaid serves on the Boards of Directors of Vail Resorts, Inc. and Strategic Hotels & Resorts, Inc. He is a graduate of Wichita State University and holds an MBA from the University of Texas.

Mr. Kincaid has significant financial expertise together with broad experience in the real estate industry and a deep understanding of the structural and strategic implications of REIT status. We believe his experience and expertise are particularly well suited to assist the Board in understanding the opportunities and challenges presented by our REIT structure, as well as overseeing the Board's management of our real estate business and general financing decisions.

V. LARKIN MARTIN, Age 49 *Director Since 2007*

Ms. Martin is the Managing Partner of Martin Farm and Vice President of The Albemarle Corporation (family businesses with interests in agriculture and timberland), positions she has held since 1990. She also served as Chairman of the Board of Directors of the Federal Reserve Bank of Atlanta from 2007 until 2008 and is a director and officer of Servico, Inc. and Cottonseed, LLC (operations involved in cotton ginning, warehousing and whole cottonseed sales). Ms. Martin is a Trustee of The Farm Foundation, a past Chairman of the Board of Directors of The Cotton Board, a member of the President's Advisory Council of the University of Alabama in Birmingham and has been named a 2012 Eisenhower Fellow for agriculture. She holds a bachelor's degree from Vanderbilt University.

Ms. Martin has direct operating experience in the land-based businesses of agriculture and timberland management, particularly in the southeastern United States, together with an understanding of national and regional financial markets. We believe this skill set allows Ms. Martin to add substantial value to Board discussions regarding our forest resources business and overall economic forces and trends impacting the Company.

JAMES H. MILLER, Age 64 *Director Since 2011*

Mr. Miller served as Chairman of PPL Corporation (an energy and utility holding company) from 2006 until his retirement in March 2012. He also served as Chief Executive Officer of PPL from 2006 to 2011, President from 2005 to 2011 and Executive Vice President and Chief Operating Officer from 2004 to 2005. Mr. Miller joined PPL in 2001 as President of PPL Generation, LLC, a subsidiary that operates power plants in the United States. Previously, Mr. Miller was Executive Vice President of USEC Inc., and President of two ABB Group subsidiaries: ABB Environmental Systems and ABB Resource Recovery Systems. He also served as President of the former UC Operating Services. He began his career in the electric utility industry at the former Delmarva Power & Light Co. Mr. Miller serves on the Board of Crown Holdings, Inc. He earned a bachelor's degree in electrical engineering from the University of Delaware after serving in the U.S. Navy nuclear submarine program.

Mr. Miller brings both domestic and international senior management experience to our Board. We believe his experience leading a highly-regulated public utility company, and his resulting expertise with regard to safety, environmental regulation and governmental and regulatory agency relations, are particularly relevant to Board oversight of our manufacturing operations.

RONALD TOWNSEND, Age 71 *Director Since 2001*

Mr. Townsend is an independent communications consultant, based in Jacksonville, Florida since 1997. He retired from Gannett Company (a diversified news and information company) in 1996 after serving 22 years in positions of increasing responsibility, including as President of Gannett Television Group. Mr. Townsend serves on the Board of the Jacksonville Electric Authority and as a trustee of the University of North Florida. He attended The City University of New York, Bernard Baruch.

Mr. Townsend brings significant experience in media and public relations issues to the Board and is familiar with public company board processes. We believe his background and expertise, including his political and civic activities in the Jacksonville, Florida area, provide the Board with a unique perspective on high-profile issues facing our core businesses.

CORPORATE GOVERNANCE

Corporate Governance Principles

Our Board of Directors operates under a set of Corporate Governance Principles, which includes guidelines for determining director independence and consideration of potential director nominees. The Corporate Governance Principles can be found on the Company's website at www.rayonier.com. The Board, through the Nominating Committee, regularly reviews developments in corporate governance and best practices and, as warranted, modifies the Corporate Governance Principles, committee charters and key practices.

Director Independence

The Company's Common Shares are listed on the NYSE. In accordance with NYSE rules, the Board makes affirmative determinations annually as to the independence of each director and nominee for election as a director. To assist in making such determinations, the Board has adopted a set of Director Independence Standards which conform to or are more exacting than the independence requirements set forth in the NYSE listing standards. Our Director Independence Standards are appended to the Company's Corporate Governance Principles, available at www.rayonier.com. In applying our Director Independence Standards, the Board considers all relevant facts and circumstances.

Based on our Director Independence Standards, the Board has affirmatively determined that all persons who have served as directors of our Company at any time since January 1, 2012, other than former Chairman Lee M. Thomas (who retired in May 2012) and Mr. Boynton, are independent.

The Nominating Committee, on behalf of the Board of Directors, annually reviews any transactions undertaken or relationship existing between the Company and other companies in connection with which any of our directors are affiliated. The Board determined that none of the transactions or relationships identified for 2012 were material to the Company, the other companies or the subject directors.

Committees of the Board of Directors

As indicated below, our Board of Directors has three standing committees, each of which operates under a written charter available on the Investor Relations section of the Company's website at www.rayonier.com.

Name of Committee and Members	Functions of the Committee	Number of Meetings in 2012
AUDIT: Richard D. Kincaid, Chair John E. Bush Mark E. Gaumond V. Larkin Martin James H. Miller Ronald Townsend	This committee is responsible for advising the Board concerning the financial structure of the Company and oversight of our accounting and financial reporting policies, processes and systems of internal control, including: • financings; • risk management policies; • investment policies; • performance of our pension and savings plans; • monitoring the independence and performance of our independent registered public accounting firm, with responsibility for such firm's selection, evaluation, compensation and discharge; • approving, in advance, all of the audit and non-audit services provided to the Company by the independent registered public accounting firm; • facilitating open communication among the Board, senior management, internal audit and the independent registered public accounting firm; and • overseeing our enterprise risk management and legal compliance and ethics programs, including our Standard of Ethics and Code of Corporate Conduct.	9
COMPENSATION AND MANAGEMENT DEVELOPMENT: C. David Brown, II, Chair John E. Bush Richard D. Kincaid Thomas I. Morgan David W. Oskin Ronald Townsend	This committee is responsible for overseeing the compensation and benefits of employees, including: • evaluating management performance, succession and development matters; • establishing executive compensation; • reviewing the Compensation Discussion and Analysis included in the annual proxy statement; • approving individual compensation actions for all senior executives other than our Chief Executive Officer; and • recommending compensation actions regarding our Chief Executive Officer for approval by our non-management directors.	5
NOMINATING AND CORPORATE GOVERNANCE: V. Larkin Martin, Chair C. David Brown, II Mark E. Gaumond James H. Miller Thomas I. Morgan David W. Oskin	This committee is responsible for advising the Board with regard to board structure, composition and governance, including: • establishing criteria for Board nominees and identifying qualified individuals for nomination to become Board members, including considering potential nominees recommended by shareholders; • recommending the composition of Board committees; • overseeing processes to evaluate Board and committee effectiveness; • recommending director compensation and benefits programs to the Board; • overseeing our corporate governance structure and practices, including our Corporate Governance Principles; and • reviewing and approving changes to the charters of the other Board committees.	3

On average, our directors attended 98 percent of the aggregate meetings of the Board of Directors and committees on which they served during 2012. No director attended less than 75 percent of such meetings.

Non-Management Director Meetings and Lead Director

Our non-management directors met separately in five regularly scheduled meetings, chaired by the Lead Director, during 2012. The non-management directors elected Mr. Townsend to a two-year term as Lead Director in 2011.

Board Leadership Structure and Oversight of Risk

Paul Boynton has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since May 17, 2012. We believe that given the Board and committee structure and governance processes discussed above, the appropriate leadership structure for our Company is to have a combined Chairman and Chief Executive Officer together with a Lead Director, elected by and from the independent Board members, with clearly delineated and comprehensive duties including:

- To act as intermediary between the non-management directors and the Chairman/CEO;
- To suggest calling full Board meetings to the Chairman/CEO when appropriate;
- To call meetings of the non-management directors;
- To set the agenda for and lead meetings of the non-management directors;
- To brief the Chairman/CEO on issues arising in the meetings of non-management directors;
- To collaborate with the Chairman/CEO to set the agenda for Board meetings; and
- To facilitate discussions among the non-management directors on key issues and concerns outside of Board meetings.

The combined Chairman and Chief Executive Officer role provides unambiguous reporting lines for management and allows the Company to communicate to customers, suppliers, shareholders, employees and other stakeholders with a single, consistent voice.

The Board oversees risk management at Rayonier by annually appointing the members of the Enterprise Risk Management ("ERM") Committee, which consist of senior executives chaired by the Chief Executive Officer, who also serves as the Company's Chief Risk Officer. The ERM Committee in turn appoints the members of business unit and staff function-level Risk Assessment and Mitigation teams, which continually identify and assess the material risks facing their respective business or function and submit semi-annual reports to the ERM Committee. These reports form the basis for the ERM Committee's annual risk assessment whereby risks are evaluated and categorized based on probability, potential impact and the Company's tolerance for the risk type, and used to develop a list of enterprise-level material risks which are reported to the Audit Committee for review and evaluation of mitigation strategies. The Audit Committee then assigns ongoing board level oversight responsibility for each material risk to either the full Board or the appropriate Board committee. The ERM Committee's annual risk assessment with regard to the Company's overall compensation policies and practices is approved by the Compensation and Management Development Committee. We believe that these governance practices, including the interaction of the various committees with our Chief Executive Officer, facilitate effective Board oversight of our significant risks, but have not affected our Board's leadership structure.

Director Attendance at Annual Meeting of Shareholders

Directors are encouraged, but not required, to attend each Annual Meeting of Shareholders. At the 2012 Annual Meeting, all directors were in attendance.

Communications with the Board

Shareholders and other interested parties who would like to communicate their concerns to one or more members of the Board, a Board committee, the Lead Director or the independent non-management directors as a group may do so by writing to any such party at Rayonier, c/o Corporate Secretary, 1301 Riverplace Boulevard, Suite 2300, Jacksonville, Florida 32207. All concerns received will be appropriately forwarded and, if deemed appropriate by the Corporate Secretary, may be accompanied by a report summarizing such concerns.

Director Nomination Process

Potential director candidates may come to the attention of the Nominating Committee through current directors, management, shareholders and others. It is the policy of our Nominating Committee to consider director nominees submitted by shareholders based on the same criteria used in evaluating candidates for Board membership identified from any other source. The directions for shareholders to submit director nominations for the 2014 Annual Meeting are set forth beginning on page 5 under "When Are Shareholder Proposals for the 2014 Annual Meeting of Shareholders Due?" The Nominating Committee has from time to time utilized independent third-party search firms to identify potential director candidates.

Diversity

Our Nominating Committee has not adopted a formal diversity policy in connection with the consideration of director candidates or the selection of nominees. However, the Nominating Committee does utilize a skills-matrix to evaluate the specific personal and professional attributes of each director candidate versus those of the existing Board members to ensure diversity of experience and expertise among our directors. The Nominating Committee assesses such diversity through its annual assessment of Board structure and composition and review of the annual Board and committee performance evaluations.

Related Person Transactions

Our Board has adopted a written policy designed to minimize potential conflicts of interest in connection with Company transactions with related persons. Our policy defines a "Related Person" to include any director, executive officer or person owning more than five percent of the Company's stock, any of their immediate family members and any entity with which any of the foregoing persons are employed or affiliated. A "Related Person Transaction" is defined as a transaction, arrangement or relationship in which the Company is a participant, the amount involved exceeds $120,000 and a Related Person has or will have a direct or indirect material interest.

To implement the policy, each year a Related Person list is compiled based on information obtained from our annual Director and Officer Questionnaires and, after review and consolidation by our Corporate Secretary, is provided to business unit, accounts payable, accounts receivable, financial, legal and communications managers and other persons responsible for purchasing or selling goods or services for the Company. Prior to entering into any transaction with a Related Person, the manager responsible for the potential transaction, or the Related Person, must provide notice to the Corporate Secretary setting out the facts and circumstances of the proposed transaction. If the Corporate Secretary determines that the transaction would constitute a Related Person Transaction, it is then submitted for consideration by the Nominating Committee, which will approve only those transactions determined to be in, or not inconsistent with, the best interests of the Company and its shareholders. In reviewing Related Person Transactions, the Nominating Committee considers:

- the Related Person's relationship to the Company and interest in any transaction with the Company;
- the material terms of a transaction with the Company, including the type and amount;
- the benefits to the Company of any proposed or actual transaction;
- the availability of other sources of comparable products and services that are part of a transaction with the Company; and
- if applicable, the impact on a director's independence.

In the event we become aware of a completed or ongoing Related Person Transaction that has not been previously approved, it is promptly submitted to the Nominating Committee for evaluation and, if deemed appropriate, ratification.

In addition, each year the persons and entities identified as Related Persons are matched against the Company's accounts payable and accounts receivable records to determine whether any Related Person participated in a transaction with the Company, regardless of the amount involved. A report of all such transactions is prepared by the Corporate Secretary and reviewed with the Nominating Committee to determine if any would constitute a Related Person Transaction under our policy or would require proxy statement disclosure under SEC rules and regulations.

For 2012, no Related Person Transactions were submitted to the Nominating Committee for approval or ratification, and no transaction with any Related Person was identified as requiring proxy statement disclosure.

Standard of Ethics and Code of Corporate Conduct

The Company's Standard of Ethics and Code of Corporate Conduct is available on the Company's website at www.rayonier.com.

Compensation Committee Interlocks and Insider Participation; Processes and Procedures

Each of Messrs. Brown, Bush, Kincaid, Morgan, Oskin and Townsend served as a member of our Compensation and Management Development Committee (the "Compensation Committee") during the fiscal year ended December 31, 2012. No member of the Compensation Committee served as one of our officers or employees at any time during 2012 or had any related person transaction or relationship required to be disclosed in this Proxy Statement. None of our executive officers serve, or served during 2012, as a member of the board of directors or compensation committee of a public company with at least one of its executive officers serving on our Board or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our executive compensation philosophy, and the primary programs supporting that philosophy, are long-standing and tightly focused on tying the success of management with that of our shareholders. We believe our compensation programs have been an important part of our ability to attract and retain a talented management team and to consistently out-perform our competitors in the delivery of long-term value to shareholders.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
12/31/07 - 12/31/12



$250
$200
$150
$100
$50
$0
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Rayonier Inc.
S&P 500
S&P 1500 Paper & Forest Product
FTSE NAREIT All Equity REITs

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.

In 2012, Rayonier again achieved outstanding financial results including:

- A total shareholder return of over 20%;
- A record high share price;
- A 15% increase in operating income; and
- A 10% dividend increase to $0.44 per quarter, our third consecutive annual increase and our eighth in ten years.

We made significant progress on key strategic initiatives which will strengthen our core businesses including:

- Growing our land base to more than 2.7 million acres; and
- Staying on schedule to complete our cellulose specialties expansion project at our Jesup, Georgia operations in mid-2013.

We also completed our safest year on record, with reductions in both the number and severity of injuries.

Our 2012 results are discussed further beginning at page 25 (*Results of Operations*) of our 2012 Annual Report on Form 10-K.

The cornerstone of our compensation philosophy is to provide a substantial majority of senior executive compensation in the form of "at risk" performance-based incentives. For 2012, the portion of total target compensation (which is comprised of base salary and targeted annual and long-term incentive award levels) for our named executive officers allocated to such incentives ranged between 74 and 82 percent.


2012 Target Compensation Mix for Named Executive Officers
64%
18%
18%
58%
17%
25%
58%
17%
25%
60%
15%
25%
58%
16%
26%
Boynton
Vanden Noort
Frazier
Kriesel
Margiotta
Base Salary
Target Bonus
Target Long-Term Incentives

The primary components of our "at risk" performance-based incentives are long-term stock-based awards, specifically stock options and performance shares. The ultimate value of these awards to the executive is dependent upon our performance in delivering value to shareholders both in absolute terms (through stock options) and relative to our peers (through performance shares). We believe that tying a majority of our senior executives' compensation directly to our ability to deliver shareholder value over a meaningful period of time is a powerful tool to (1) properly align management interests with those of our investors, (2) promote an "ownership" mentality among our executives that fosters the long-term perspective necessary for sustained success, and (3) minimize the possibility that our incentive programs could promote excessive risk taking.

Annual stock-based award grants are made, and the exercise price for options is set, on the first trading day of the year to remove discretion and avoid any concern that awards are "timed" to take advantage of market fluctuations or Company announcements, and our plans do not allow "repricing" of stock options. All of our corporate officers, including all of the named executive officers, are subject to minimum share ownership requirements and share retention mandates until such requirements are fully met. The Compensation and Management Development Committee (referred to in this discussion as the "Committee") receives a report at each regular meeting showing the current number and value of all Rayonier shares owned by each senior executive, as well as vested and unvested equity awards.

Short-term incentives for our executives consist of an annual cash bonus based on the Company's performance against budgeted earnings and cash flow metrics and the Committee's assessment of management's performance in obtaining identified strategic objectives. We also provide a competitive base salary and benefit package.

Our executives do not have employment agreements and, with the exception of accrued pension benefits, all of their compensation and benefits are subject to modification or cancellation by the Committee. Perquisites provided to our executives are limited to annual physical examinations and reimbursement of tax and financial planning expenses, subject to an annual dollar cap.

The Committee considers the over 94% approval received from shareholders under last year's "Say-on-Pay" advisory vote as evidencing strong support for our compensation programs and practices. Accordingly, the Committee continued in 2012 to consistently adhere to its pay-for-performance philosophy and compensation system.

As detailed in the following discussion and analysis, our executive compensation and benefit programs are closely managed by the Committee and our Board of Directors, are well aligned with our business strategies, and provide a powerful and consistent incentive to our management team to continue to deliver above-market returns to our shareholders over the long-term.

Named Executive Officers for 2012

Throughout this Proxy Statement, the following individuals are referred to as our "named executive officers". Their compensation is disclosed in the tables following this discussion and analysis.

- Paul G. Boynton, our Chairman, President and Chief Executive Officer
- Hans E. Vanden Noort, our Senior Vice President and Chief Financial Officer;
- W. Edwin Frazier, III, our Senior Vice President, Chief Administrative Officer and Corporate Secretary;
- Jack M. Kriesel, our Senior Vice President, Performance Fibers; and
- Charles Margiotta, our Senior Vice President, Real Estate.

While the focus of the following disclosure is on the compensation for these officers, the types of compensation and benefits provided to them are generally similar to those provided to our other executives.

Roles of the Committee, Management and Advisors

The Committee has responsibility for establishing our compensation philosophy and for monitoring our adherence to it. The Committee reviews and approves compensation levels for all executive officers as well as all compensation, retirement, perquisite and benefit programs applicable to such officers.

The Committee establishes annual performance objectives for the Chief Executive Officer, evaluates his accomplishments and performance against those objectives, and, based on such evaluation, makes recommendations regarding his compensation for approval by the independent members of our Board of Directors.

All of these functions are set forth in the Committee's Charter, which appears on our website (www.rayonier.com) and is reviewed annually by the Committee.

The Committee's work is accomplished through a series of meetings, following a regular calendar schedule to ensure that all major elements of compensation are appropriately considered and that compensation and benefit programs are properly designed, implemented and monitored. Special meetings are held as needed to address matters outside the regular compensation cycle.

Working with the Committee Chair, Mr. Frazier prepares an agenda and supporting materials for each meeting. Messrs. Boynton and Frazier, along with our Vice President, Human Resources and Director,

Compensation, Benefits and Employee Services, generally attend Committee meetings by invitation, but are excused for executive sessions. The Committee invites other members of management to attend meetings as it deems necessary to cover issues within their specific areas of expertise or responsibility.

The Committee also seeks advice and assistance from compensation consultants and outside counsel. The Committee has engaged Exequity, LLP ("Exequity") to provide advice, relevant market data and best practices to consider when making compensation decisions, including decisions involving the Chief Executive Officer and the programs applicable to senior executives generally. Exequity also provides the Committee meaningful input on program design features and the balance of pay among the various components of executive compensation. The Committee has assessed the independence of Exequity against the specific criteria under applicable SEC and NYSE rules. Total fees paid to Exequity for services in 2012 were $89,744.

Our Compensation Philosophy and Objectives

Our compensation philosophy emphasizes "pay for performance" programs designed to reward superior financial performance and sustained increases in the value of our shareholders' investment in Rayonier, while recognizing the need to maintain competitive base pay, retirement, healthcare, severance and other fixed compensation programs. We strive to use long-term incentive compensation, rather than base salary or annual cash bonuses, to provide executives with an above-median compensation opportunity if they can, over time, drive increases in shareholder value and outperform our peers on a relative total shareholder return basis.

We have no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. However, our practice has been to pay a majority of the value of total compensation to our named executive officers in the form of long-term stock-based incentive compensation.

The primary compensation programs for our named executive officers are designed to reflect their success, both individually and as a management team, in attaining key objectives as established by the Committee or our Board of Directors, and to provide rewards based on meaningful measures of performance. The Committee considers adjustments to our compensation program each year in light of past experience, changes in the competitive environment, regulatory requirements and other relevant factors. In addition, the Committee periodically oversees a comprehensive strategic review of our executive compensation practices.

How We Set Executive Compensation

The Committee evaluates and balances each of the primary components of executive compensation at Rayonier. The role of each such component is discussed separately below, together with factors considered in the setting of executive compensation.

<u>Setting Base Salary</u>

We provide cash base salaries to meet competitive market demands based on each executive's position, skills and experience. Each year, the Committee reviews the base salary of our Chief Executive Officer and each of his direct reports, including all of our named executive officers. In making adjustments (or, in the case of our Chief Executive Officer, recommendations for adjustment) to base salary levels, the Committee considers:

- budgeted levels for annual salary merit and equity adjustments;
- the executive's level of responsibilities;
- the executive's experience and breadth of knowledge;
- the executive's individual performance as assessed through annual performance reviews;
- the executive's role in management continuity and development plans;
- the perceived retention risk; and
- internal pay equity factors.

Setting Annual Bonus Opportunities

We also provide cash compensation in the form of annual bonus incentives, which are designed to reward executives based on the Company's financial performance against key budgeted financial metrics, and the attainment of identified strategic objectives. This is accomplished each year by the Committee adopting an Annual Corporate Bonus Program, which provides for a target bonus award for each executive based on salary grade, under the Rayonier Non-Equity Incentive Plan (the "Bonus Plan"). The Bonus Plan was approved by our shareholders in 2008. We are asking shareholders to reapprove the Bonus Plan's performance metrics at this year's Annual Meeting (see page 42).

Setting Long-Term Incentive Compensation

The Rayonier Incentive Stock Plan (the "Stock Plan"), which was approved by our shareholders in 2008, allows the Committee the flexibility to award long-term compensation incentives through a variety of equity-based awards. The Committee has historically chosen to award primarily stock options and performance shares. The Committee's objective in granting such awards is to provide a strong incentive to our executives to focus on the ongoing creation of shareholder value by offering above-median compensation opportunities for sustained increases in the Company's market valuation and out-performance of our peers on a total shareholder return basis. These award opportunities allow us to offer a competitive overall compensation package, and also further opportunities for share ownership by our executives in order to increase their proprietary interest in Rayonier and, as a result, their interest in our long-term success and commitment to creating shareholder value. The three-year vesting and payment periods for our stock-based awards also provide a retention incentive for our executives. Each year the Committee approves a dollar award value for each participating executive, which is converted into a specific number of stock options and performance shares on the grant date as discussed under "Long-Term Incentive Compensation" on page 23.

Internal Pay Equity Factors

By "internal pay equity" we mean seeing that relative pay differences among our executives are consistent with different job levels and responsibilities. Mr. Boynton, for example, holds the roles and responsibilities of Chairman, Chief Executive Officer and President. As a result, the Committee believes that he had substantially more responsibility and impact on shareholder value than any other named executive officer over the last year. Therefore, the Committee set his total 2012 compensation level appreciably higher in relation to that of other named executive officers, but at a level the Committee believes was appropriate and reflective of market practice.

Tax Considerations—Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Tax Code") precludes a public corporation from taking a deduction for compensation in excess of $1 million for its named executive officers unless certain criteria are satisfied. The Committee considers the anticipated tax treatment to Rayonier and the named executive officers in its review and establishment of compensation programs and payments. However, deductibility of compensation is only one factor that the Committee takes into account in setting executive compensation terms and levels and, in an appropriate case, would not preclude an award that is not deductible.

Use of Peer Group and Other Compensation Data

Given the diversity of our businesses and our REIT structure, we compete with companies across multiple industries for top executive-level talent. As such, the Committee studies market norms among both forest products industry peers and among comparably-sized general industry companies, and manages executive compensation within the ranges defined by these two groups. However, the Committee does not benchmark any individual executive's compensation level to the median of any range or to certain amounts or percentages of compensation, but consistent with our emphasis on providing "pay for performance", we generally expect our base salary and annual bonus opportunities to be lower in the ranges and our long-term incentive award opportunities to be higher in the ranges. Of course, variations from these general expectations may occur based on the expertise and experience level of a given executive as well as individual, company and market factors.

Consistent with past practice, in setting 2012 compensation levels for senior executives, including each of the named executive officers, the Committee reviewed salary, annual bonus and long-term incentive compensation levels at both comparably-sized general industry companies and industry peers. Specifically, Exequity, working with Hewitt Associates, performed a custom survey covering the 20 companies immediately above and the 20 companies immediately below Rayonier in the Standard & Poor's 400 based on market capitalization (referred to in this discussion as the "Hewitt Survey"). Given the heavy asset management component of our businesses and the inherent variations in margins and revenues, we believe market capitalization is a better measure of overall management responsibility than revenues. The companies included in the Hewitt Survey are:

- **Advanced Auto Parts**
- **Avery Dennison Corp.**
- **Ball Corp.**
- **Constellation Brands**
- **Donaldson Co.**
- **Eastman Chemical Co.**
- **Energizer Holdings**
- **FMC**
- **Foster Wheeler AG**
- **Gardner Denver**
- **Global Payments**
- **Hormel Foods Corp.**
- **Iron Mountain**
- **Joy Global Inc.**
- **KBR, Inc.**
- **Martin Marietta**
- **Masco**
- **McCormick & Co.**
- **MeadWestvaco**
- **Mohawk Industries**
- **Naico Company**
- **Newell Rubbermaid**
- **Owens Corning**
- **Owens-Illinois**
- **Pentair, Inc.**
- **Pitney Bowes**
- **Science Applications Int'l**
- **Sealed Air**
- **SPX**
- **Textron**
- **The Dun & Bradstreet**
- **The Estee Lauder Co.**
- **The Hershey Co.**
- **The Timken Co.**
- **United Continental Holdings**
- **Visteon**
- **Vulcan Materials**
- **Waters Corp.**
- **Whirlpool**
- **Wyndham Worldwide**

We also had Exequity perform a proxy review of compensation levels for named executive officers at each of the peer group companies under the 2011 Performance Share Award Program (the "2011 Industry Peers").[1]

2012 aggregate named executive officer target cash compensation fell between the medians for the 2011 Industry Peers and the Hewitt Survey, and aggregate targeted long-term incentives fell between the 75th percentiles for the two groups.

For 2012, any payouts under our Performance Share Award Program will be calculated based on the relative performance of Rayonier against a custom peer group of 13 forest products, real estate and REIT companies (the "2012 Performance Share Peer Group"), chosen by the Committee as those most likely to be considered "operational competitors" of one or more of Rayonier's core businesses, along with 2 relevant market indices, (the S&P Midcap 400 Index and the NAREIT All Equity REIT Index). The 2012 Performance Share peer group consists of the following companies:

- **Buckeye Technologies**
- **Deltic Timber**
- **Domtar**
- **Forestar**
- **International Paper**
- **Mead-Westvaco**
- **Neenah Paper**
- **Plum Creek**
- **Potlatch Corporation**
- **Sappi**
- **St. Joe Company**
- **Tembec**
- **Weyerhaeuser**

[1] Buckeye Technologies, Cousins Properties, Deltic Timber, Domtar, Forestar, International Paper, Mead-Westvaco, Neenah Paper, Plum Creek, Potlatch Corporation, Sappi, St. Joe Company, Tembec, TimberWest and Weyerhaeuser.

Components of Executive Compensation for 2012

Looking at the named executive officers as a group, 76% of their 2012 target total compensation was allocated to "at risk", performance-based components consisting of annual bonus, performance shares and stock options, with the remaining 24% allocated to base salary (see "2012 Target Compensation Mix for Named Executive Officers" chart on page 16). Target non-cash compensation awarded to the named executive officers in 2012 ranged from 58% to 64% of their target total compensation. We believe this mix is both competitive within the marketplace and consistent with our executive compensation philosophy.

Base Salary

Base salary is the component of compensation that is fixed and intended to compensate our executives, based on their experience, expertise and job responsibilities, for work performed during the fiscal year. Our Annual Executive Salary Administration Plan, which sets budget levels for annual salary merit and equity adjustments, is structured to be generally consistent with market trends based on published salary survey data.

On January 1, 2012, Mr. Boynton was promoted to Chief Executive Officer and received a 33% increase, bringing his salary to $700,000. This increase was in recognition of his new responsibilities as Chief Executive Officer and to align his base salary with competitive market pay for his position. The other named executive officers received salary increases averaging 2.7% for 2012. With the exception of Mr. Boynton, all salary adjustments were effective April 1, 2012.

Annual Bonus Awards

Payments under our Bonus Plan are based on Rayonier's performance for the year with regard to: (i) key corporate financial metrics measured against budgeted levels, and (ii) identified strategic objectives.

Setting 2012 Target Bonus Awards. The Committee established a target bonus for each named executive officer as a percentage of base salary, with the applicable percentage set uniformly by salary grade. For 2012 the target bonus percentages of base salary for the named executive officers were as follows: Mr. Boynton, 100%; Messrs. Vanden Noort and Frazier, 65%; and Messrs. Kriesel and Margiotta, 61%.

Under the Bonus Plan, the awards for named executive officers are funded at the maximum allowable award level, equal to 200% of target awards, once threshold financial levels of performance are met. The funded award levels are then subject to adjustment by the Committee's exercise of negative discretion based on performance against the financial and strategic performance metrics set at the beginning of the year, and a subjective evaluation of the executive's performance against individual performance objectives, also set at the beginning of the year. Individual objectives for 2012, which consist of personal performance goals outside of the executive's normal job responsibilities, were approved by the Committee for Mr. Boynton and by Mr. Boynton for the other named executive officers. This funding mechanism for named executive officers is a result of the Committee's desire to have maximum flexibility in setting award levels for these executives within the limitations on discretionary adjustments of performance-based awards under Section 162(m) of the Tax Code.

Setting 2012 Performance Factors. The Committee established performance factors for the 2012 Annual Corporate Bonus Program (the "2012 Bonus Program") prior to the beginning of the year. The performance factors were designed to focus management on the two financial metrics considered most critical to Rayonier in measuring annual performance: Net Income and Cash Available for Distribution, or "CAD". The Committee selected these financial metrics due to the importance of earnings and cash generation given our REIT structure and the importance investors continue to place on our ability to pay, and grow, our dividend.

CAD measures the Company's ability to generate cash that can be distributed to shareholders as dividends or used for strategic acquisitions, debt reduction or share repurchases. We define CAD as Cash Provided by Operating Activities[2] adjusted for capital spending, the tax benefits associated with certain strategic acquisitions,

2 GAAP measure included in our Consolidated Statements of Cash Flow in our 2012 Financial Statements.

the change in committed cash, and other items which include cash provided by discontinued operations, proceeds from matured energy forward contracts, excess tax benefits on stock based compensation and the change in capital expenditures purchased on account.

In exercising its discretion in determining the bonus award for each named executive officer, the Committee's initial consideration is the level of the officer's "formula award", calculated based on actual performance against the financial metrics and strategic objectives, weighted 80% and 20% respectively. Accordingly, such formula award is determined based 80% on the Company's performance for the year with regard to Net Income and CAD as measured against budgeted levels and weighted equally, and 20% based on our performance against identified strategic objectives.

The payout percentages calculated based on performance against the financial metrics and the strategic objectives are added together to create a single measurement of performance that we call our Corporate Performance Factor, or "CPF".

Measuring 2012 Results–Accounting Adjustments. Before the Committee approved the CPF and resulting bonus pool for 2012 bonus awards for named executive officers, Mr. Vanden Noort presented an analysis of all material unusual, nonrecurring and non-budgeted items impacting the bonus calculation for review by the Committee to determine whether, based on factors such as frequency, foreseeability, manageability and past treatment, any particular item should be included or excluded from the calculation. For 2012, the adjusted items impacted the timing of CAD, but did not impact our overall financial performance versus budget of 110.3%.

Payout at target award levels for 2012 required achievement of Net Income of $266.7 million and CAD of $291.0 million, the annual budgeted amounts approved by the Board of Directors in December 2011, and the Committee's determination that performance against the 2012 strategic objectives (as identified by the Committee in December 2011) were sufficient to warrant payout at target. The payout scale for the financial metrics provides for a payout of 20% of target awards (16% weighted) at a threshold level of performance of 85% of budget, and a maximum payout of 200% (160% weighted) at 120% of budget. Performance against the 2012 financial metrics, taking into account the Committee's adjustments, was above target (104.5% of budgeted Net Income and 104.4% of budgeted CAD) as the Company achieved record sales and earnings in our Performance Fibers business, capitalized on regional and local market opportunities in Forest Resources and experienced stronger than expected demand for conservation properties.

After assessing performance for 2012 against the identified strategic objectives, the Committee approved a payout level of 24.8%, reflecting performance slightly exceeding expectations. The Committee intends that the identified strategic objectives be ambitious but achievable, with specific objective measures of success, consistent with the financial metrics component of the CPF calculation. Taking into account both financial (weighted 80%) and strategic performance (weighted 20%), CPF for 2012 was 146%.

At its December 2012 meeting, the Committee reviewed the projected available bonus pool and resulting "formula award" levels. The Committee also reviewed the overall "quality" of 2012 financial results, with management reporting on the primary drivers of variances, both positive and negative, to key budget metrics. Following such analysis, the Committee approved the projected CPF and resulting bonus pool under the 2012 Bonus Program.

Final 2012 Bonus Awards. The final annual bonuses earned by our named executive officers for 2012 were approved by the Committee and, for Mr. Boynton, the non-management directors in February 2013, taking into account the level of each executive's formula award and attainment of his individual performance objectives. The final awards appear in the Summary Compensation Table on page 28, under the heading "Non-Equity Incentive Plan Compensation". Aggregate 2012 bonus awards for the named executive officers were within 1% of the corresponding aggregate formula awards, and individual named executive officer awards for 2012 reflected adjustments to formula awards ranging from minus 10% to plus 5%.

Long-Term Incentive Compensation

Long-term incentive awards for 2012 were approved at the Committee's December 2011 meeting for all named executive officers except Mr. Boynton, whose award was approved by the non-management directors at the Boards December 2011 meeting. The awards are reflected in the Summary Compensation Table on page 28 and the "Grants of Plan Based Awards" table on page 29.

For senior executives, 2012 stock option and performance share award levels were based on three factors:

(i) the aggregate dollar value of the total long-term incentive award opportunity for the executive approved by the Committee, or, for Mr. Boynton, the non-management directors;

(ii) the Committee's allocation of that total value between stock options and performance share awards; and

(iii) the value of a stock option and performance share award calculated at the grant date of January 3, 2012.

For award purposes, the value of a stock option was based on the Black-Scholes valuation model, which is the same method we use in our financial statements. The value of a performance share was determined based on the closing price of Rayonier stock on the grant date. Consistent with applicable accounting rules, we use a different performance share valuation model for financial statement purposes, which is derived from a simulation model run after the awards are made.

For 2012, the Committee approved an increase in long-term incentive award value for Mr. Boynton, compared to his 2011 award, of $1.3 million consistent with his transition to CEO and increasing responsibilities. Long-term incentive award values for the other named executive officers were held at 2011 levels.

For 2012, the Committee maintained the allocation of long-term incentive grant date value at 80% to performance share awards and 20% to stock options, consistent with the Committee's belief that Rayonier's relative total shareholder return versus its operational peers and key market indices, over a meaningful period of time, is the single best measure of overall management performance.

The long-term incentive award values approved by the Committee for each participant, including each of the named executive officers, were converted into a specified number of stock options and performance shares on January 3, 2012 using the Black-Scholes value and closing Rayonier share price as discussed above.

Stock Options

2012 stock option awards to our named executive officers are shown on the "Grants of Plan-Based Awards" table on page 29.

Our stock option award program helps us:

- motivate and reward superior performance on the part of executives and key employees;
- directly link the creation of shareholder value and long-term executive incentive compensation;
- encourage increased stock ownership in Rayonier by executives; and
- maintain competitive levels of total compensation.

Each December, the Committee approves the grant date dollar value of the annual stock option award for the upcoming year for selected executives and key employees (other than Mr. Boynton, whose award value is approved by the non-management directors), as well as the award date, on which the exercise price for the award is set. For annual grants the award date has historically been the first trading day in January. Accordingly, we do not backdate stock options, grant options retroactively or coordinate grants so that they are made before the announcement of favorable information, or after the announcement of unfavorable information. For 2012, options to purchase 95,800 shares of Rayonier stock were awarded to the named executive officers as a group. This reflects a 29% decrease from the 135,075 shares (adjusting for our 2011 3-for-2 stock split) awarded to our named executive officers in 2011. The decrease was driven by a lower grant value for Mr. Boynton versus the 2011 grant to Lee M. Thomas, our former Chairman and CEO.

Performance Shares

2012 grants of performance share awards for our named executive officers are shown on the "Grants of Plan-Based Awards" table on page 29.

Our Performance Share Award Program helps us to:

- focus executives on the long-term creation of shareholder value;
- provide a retention incentive for our executives;
- provide an opportunity for executives to increase their stock ownership in Rayonier; and
- maintain competitive levels of total compensation.

As discussed above, 80% of the aggregate grant date dollar value of the annual long-term incentive award for each executive, as approved by the Committee (or, for Mr. Boynton, the non-management directors), is allocated to a performance share award. This target award level, expressed as a number of shares of Rayonier stock, is determined at the beginning of a 36-month performance period. Awards are approved by the Committee (or, for Mr. Boynton, the non-management directors) in December and the performance period begins on the following January 1. Awards granted for the performance period beginning January 1, 2012 (and ending December 31, 2014) are referred to as the "2012 Class" of performance share awards. 2012 Class target awards totaling 102,220 shares were awarded to the named executive officers as a group, compared to 146,385 shares (adjusting for our 2011 3-for-2 stock split) under the 2011 Class awards. This reflects a 30% decrease from 2011 driven by a lower grant value for Mr. Boynton versus his predecessor, Mr. Thomas.

The payout, if any, will be based on the level of economic return we produce for our shareholders (referred to as "Total Shareholder Return", or "TSR") as compared to that produced by the 2012 Performance Share Peer Group companies listed on page 20, and the two selected market indices (i.e., the S&P Midcap 400 Index and the NAREIT All Equity REIT Index) during the same period. TSR is calculated for the performance period based upon the return on a hypothetical investment in Rayonier shares versus the return on an equal hypothetical investment in each of the peer companies and indices, in all cases assuming reinvestment of dividends. The 2012 Class awards will be paid out, if at all, in January 2015 after the end of the performance period on December 31, 2014, based on our percentile TSR performance against the peer group, as follows:

Percentile Rank	Payout Level (Expressed As Percent of Target Award)
80th and Above	200%
61st – 79th	100%, plus 5% for each incremental percentile position over the 60th Percentile
60th	100%
31st – 59th	30%, plus 2.33% for each incremental percentile position over the 30th Percentile
30th	30%
Below 30th	0%

The Committee annually considers the terms of our Performance Share Program and seeks to ensure that awards provide appropriate and competitive incentives and that the peer group is representative of our businesses.

Retirement Plans and Programs

We maintain the following plans and programs to provide retirement benefits to salaried employees, including the named executive officers:

- the Rayonier Investment and Savings Plan for Salaried Employees;
- the Retirement Plan for Salaried Employees of Rayonier;
- the Rayonier Excess Benefit Plan;
- the Rayonier Salaried Retiree Medical Plan; and
- the Rayonier Excess Savings and Deferred Compensation Plan.

The Retirement Plan for Salaried Employees of Rayonier and the Rayonier Salaried Retiree Medical Plan were closed to new employees on January 1, 2006. All of our Named Executive Officers participate in the Retirement Plan.

The benefits available under these Plans are intended to provide income replacement after retirement, either through a defined pension benefit, withdrawals from a 401(k) plan or deferred compensation, as well as access to quality healthcare. We place great value on the long-term commitment that many of our employees and named executive officers have made to us and wish to incentivize them to remain with the Company with a focus on building sustainable value over the long-term. Therefore, the Company has determined that it is appropriate to provide employees with competitive retirement benefits as part of their overall compensation package.

Our retirement plans are designed to encourage employees to take an active role in planning, saving and investing for retirement. For a detailed description of our retirement plans, see the discussion following the "Pension Benefits" table on page 32. The Excess Savings and Deferred Compensation Plan is designed to provide eligible executives with a convenient and efficient opportunity to save for retirement or other future events, such as college expenses, while deferring applicable income taxes until withdrawal. For a detailed description of the Excess Savings and Deferred Compensation Plan, see the discussion following the "Nonqualified Deferred Compensation" table on page 33.

The Rayonier Salaried Retiree Medical Program provides salaried employees eligible for retirement with access to a Company-sponsored healthcare plan funded entirely by the plan participants. This benefit is extended on an equivalent basis to all eligible retirees.

The Committee reviews these retirement benefit programs periodically to evaluate their continued competitiveness. However, these programs are generally not considered in setting the level of key elements of compensation for the named executive officers.

Severance and Change in Control Plans

Severance Pay Plan. The Severance Pay Plan for Salaried Employees provides severance benefits to all salaried employees of Rayonier, including the named executive officers, in the event their employment is terminated (other than "for cause" and other non-qualifying terminations defined in the plan). Upon execution of a satisfactory separation agreement, the severance benefit available to a named executive officer may range from 17 weeks to 26 weeks of base salary, plus an additional week of base salary for each year of service over one year.

Executive Severance Pay Plan. The Committee recognizes that, as with all publicly-traded corporations, there exists the possibility of a change in control of Rayonier and that the uncertainty created by that possibility could result in the loss or distraction of senior executives, to the detriment of Rayonier and our shareholders. The Executive Severance Pay Plan, referred to in this discussion as the "Executive Plan", reflects the Committee's view that it is critical for executive retention to be encouraged and that the continued attention and dedication to duty of our senior executives be fostered, notwithstanding the possibility, threat, rumor or occurrence of a change in control of Rayonier. In addition, the Executive Plan is intended to align executive and shareholder interests by enabling executives to consider corporate transactions that may be in the best interests of our shareholders and other constituents without undue concern over whether the transaction would jeopardize the executives' own employment or significantly disrupt or change the culture or environment of their employment.

The Executive Plan achieves these objectives by providing benefits to eligible executives designated by the Committee, which currently include all of our named executive officers, in the event of a change in control of the Company. The benefits include the vesting of outstanding stock option, performance share and restricted stock awards, without regard to whether or not the executive continues to be employed by the Company. In addition, if the executive is involuntarily terminated (other than "for cause") within 24 months of the change in control, he or she will be entitled to enhanced severance benefits, which depend on the executive's status as a Tier I or Tier II executive. The Executive Plan also provides that in the event of the imposition of an excise tax on the benefits paid, such benefits are to be "grossed-up" through the payment of an additional amount so that the executive would receive the same amount after tax as he or she would have received had there been no excise tax imposed.

The Committee reviews the Executive Plan annually and retains the discretion to terminate the Executive Plan, or to include or exclude any executive, including any named executive officer, at any time prior to a change in control. The Executive Plan presently covers 11 executives: 7 are designated Tier I and 4 are designated Tier II. At the present time, all of our named executive officers are included as Tier I executives.

The potential payments under the Executive Plan are calculated in the "Potential Payments Upon Termination or Change In Control" table on page 35. Such potential payments do not affect the Committee's decisions regarding executive compensation, including base salary, annual bonus and long-term incentive award levels.

Perquisites and Personal Benefits

Rayonier provides our named executive officers with limited perquisites that the Committee reviews annually. Under our perquisites program, in addition to personal benefits that are available broadly to our employees, our named executive officers are eligible to participate in the following two programs:

- *Executive Physical Program*—Each executive-level employee of the Company is required to have a physical examination every other year until age 50, and every year after 50.
- *Senior Executive Tax and Financial Planning Program*—This program provides reimbursement to nine senior executives (including the named executive officers) for expenses incurred for financial and estate planning and for preparation of annual income tax returns. Reimbursements are taxable to the recipient, and are not grossed-up for tax purposes. The annual reimbursement limit for 2012 was $25,000 for Mr. Boynton and $10,000 for all other participants.

The total cost of these programs to the Company with regard to our named executive officers for 2012 was $78,375. The Company does not pay car allowances (or provide company cars), personal club membership dues, home security expenses or allow personal use of chartered aircraft.

Share Ownership and Retention Requirements; Prohibition on Hedging or Pledging Share Ownership

We believe that share ownership requirements help to further focus the senior management team on the long-term success of our businesses and the interests of our shareholders. All executives at the Vice President level and higher are required to acquire and hold, within five years after taking such position, Rayonier shares with a value equal to a designated multiple of their base salary. There are four tiers within senior management covered by ownership requirements. For the Chief Executive Officer, the requirement is six times base salary; for

Executive Vice Presidents, three; for Senior Vice Presidents, two; and for Vice Presidents, one. We also require that each director, within four years of joining our Board, maintain a minimum ownership interest in Rayonier at a level equal to four times the director's annual equity retainer. Prior to satisfying his or her ownership requirement, a director or executive is prohibited from selling any Rayonier shares other than shares withheld or sold to satisfy taxes in connection with a performance share payout or stock option exercise.

As of March 1, 2013, all directors and officers were in compliance with our share ownership and retention requirements.

In addition, our executive officers and directors are not permitted to hedge their economic exposure to our common shares, to hold their ownership interests in our common shares in a margin account or to otherwise pledge their common shares as collateral for a loan.

2013 Compensation Decisions

The Committee believes our current executive compensation programs are well-designed and appropriately aligned with our business strategies and compensation philosophy. Accordingly, no material changes in plan design have been made for 2013.

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee of the Rayonier Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement, which is incorporated by reference into the Company's 2012 Annual Report on Form 10-K filed with the SEC.

The Compensation and Management Development Committee

C. David Brown, II *Chair*
John E. Bush
Richard D. Kincaid
Thomas I. Morgan
David W. Oskin
Ronald Townsend

SUMMARY COMPENSATION TABLE

This table discloses compensation for 2010, 2011 and 2012 for Rayonier's Principal Executive Officer, Principal Financial Officer and the three other most highly compensated executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) (2) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (3) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (4) ($)	All Other Compensation (5) ($)	Total ($)
Paul G. Boynton	2012	700,000	—	2,537,132	500,189	1,075,000	828,088	62,963	5,703,372
Chairman, President and	2011	518,750	—	1,281,082	230,206	840,000	621,225	39,937	3,531,200
Chief Executive Officer	2010	448,750	—	1,075,712	193,894	700,000	273,801	90,067	2,782,224
Hans E. Vanden Noort	2012	375,950	—	875,767	172,655	365,000	418,682	27,129	2,235,183
Senior Vice President	2011	361,250	—	961,585	172,543	424,678	401,546	28,408	2,350,010
and Chief Financial Officer	2010	345,250	—	955,603	172,703	420,000	225,594	89,869	2,209,019
W. Edwin Frazier, III	2012	371,825	—	875,767	172,655	320,000	506,899	28,961	2,276,107
Senior Vice President,	2011	361,250	—	961,585	172,543	424,678	505,304	28,394	2,453,754
Chief Administrative Officer and Corporate Secretary	2010	346,250	—	955,603	172,703	420,000	272,328	91,585	2,258,469
Jack M. Kriesel	2012	328,725	—	812,085	159,857	310,000	1,092,079	26,794	2,729,540
Senior Vice President,	2011	314,750	—	891,187	160,111	375,000	1,017,295	167,107	2,925,450
Performance Fibers	2010	303,750	—	717,142	129,475	340,500	585,898	91,280	2,168,045
Charles Margiotta	2012	310,000	—	659,925	129,876	280,000	731,563	26,110	2,137,474
Senior Vice President	2011	310,000	—	724,053	130,176	350,000	876,615	24,062	2,414,906
Real Estate and President TerraPointe Services	2010	310,000	—	955,603	172,703	277,000	473,987	89,510	2,278,803

(1) Represents the aggregate grant date fair value for performance share and stock option awards computed in accordance with FASB ASC Topic 718. Values for awards subject to performance conditions are computed based on probable outcome of the performance condition as of the grant date for the award. A discussion of the assumptions used in calculating these values may be found in the "Incentive Stock Plans" sections included in the notes to our Annual Reports on Form 10-K for 2010, 2011 and 2012.

(2) The following amounts reflect the grant date award value assuming that the highest level of performance is achieved under the relevant Performance Share Award Program: For 2012, Mr. Boynton, $3,999,577, Messrs. Vanden Noort and Frazier, $1,380,574, Mr. Kriesel $1,280,184 and Mr. Margiotta $1,040,316. For 2011, Mr. Boynton, $1,839,485, Messrs. Vanden Noort and Frazier, $1,380,724, Mr. Kriesel, $1,279,642 and Mr. Margiotta, $1,039,709. For 2010, Mr. Boynton, $1,553,990, Messrs. Vanden Noort, Frazier, and Margiotta, $1,380,478, and Mr. Kriesel $1,036,238.

(3) Represents awards under the 2010, 2011 and 2012 Annual Corporate Bonus Programs discussed in the Compensation Discussion and Analysis beginning on page 15.

(4) Represents the annual change in actuarial present value of the participant's pension benefit under the Company's retirement plans and the above market interest on non-qualified deferred compensation. Excess Base Salary and Annual Bonus Deferral account balances earn a rate of return equal to 10-Year Treasury Notes (adjusted monthly) plus 1.5 percent. Under SEC regulations, any returns on non-qualified deferred compensation in excess of 120% of the applicable federal long-term rate are considered above market interest and must be reported. Accordingly, above market interest paid for 2012 was: Mr. Boynton, $631 and Mr. Kriesel, $2,021.

(5) For each year presented, these amounts include Company contributions to the Rayonier Investment and Savings Plan for Salaried Employees, a 401(k) Plan; Company contributions to the Rayonier Excess Savings and Deferred Compensation Plan; premiums for group life insurance; reimbursement of expenses incurred under the Senior Executive Tax and Financial Planning Program; restricted stock dividends and accrued interest; wellness reimbursements; and the costs of mandatory executive physical examinations. For 2012, Mr. Boynton received $10,050 in 401(k) Company matching contributions and Messrs. Frazier, and Kriesel received $10,250, and Mr. Margiotta received $9,479.97. For 2011, Messrs. Frazier and Kriesel received $10,045 in 401(k) Company matching contributions. Mr. Boynton received $18,587 in excess savings contributions for 2012 and $11,550 for 2011. Mr. Boynton received $31,605 in tax and financial planning reimbursements for 2012. Mr. Kriesel received $22,206 in restricted stock dividends and accrued interest in 2011. Mr. Kriesel's amount includes relocation benefits associated with his promotion and transfer to our corporate headquarters in Jacksonville, Florida. Mr. Kriesel received $118,942 in relocation benefits and associated tax gross-ups in 2011 and $65,702 in 2010. All amounts reflect actual expenses incurred and paid by the Company in providing these benefits.

GRANTS OF PLAN-BASED AWARDS

This table discloses 2012 stock option and performance share awards along with potential payouts under the 2012 Annual Corporate Bonus Program for the named executive officers.

Name	Grant Date	Approval Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Paul G. Boynton	—	12/16/11	140,000	700,000	1,400,000							
	1/3/12	12/16/11				13,506	45,020	90,040				2,537,132
	1/3/12	12/16/11								42,210	44.42	500,189
Hans E. Vanden Noort	—	12/16/11	49,348	246,740	493,480							
	1/3/12	12/16/11				4,662	15,540	31,080				875,767
	1/3/12	12/16/11								14,570	44.42	172,655
W. Edwin Frazier, III	—	12/16/11	48,633	243,165	486,330							
	1/3/12	12/16/11				4,662	15,540	31,080				875,767
	1/3/12	12/16/11								14,570	44.42	172,655
Jack M. Kriesel	—	12/16/11	40,541	202,703	405,406							
	1/3/12	12/16/11				4,323	14,410	28,820				812,085
	1/3/12	12/16/11								13,490	44.42	159,857
Charles Margiotta	—	12/16/11	37,820	189,100	378,200							
	1/3/12	12/16/11				3,513	11,710	23,420				659,925
	1/3/12	12/16/11								10,960	44.42	129,876

(1) 2012 annual equity grants were approved in December 2011 and effective the first trading day of January 2012. For the Non-Equity Incentive Plan Awards, the approval date reflects the date on which the Compensation Committee approved the 2012 Annual Corporate Bonus Program.

(2) Reflects potential awards under the 2012 Annual Corporate Bonus Program. Awards can range from 0% to 200% of the target award. See the "Annual Bonus Awards" section of the Compensation Discussion and Analysis beginning on page 21. The actual amount earned by each named executive officer in 2012 is reflected in the Summary Compensation Table on page 28 under the "Non-Equity Incentive Plan Compensation" column.

(3) Reflects potential awards, in number of shares, under the 2012 Class Performance Share Award Program. Awards can range from 0% to 200% of the target award. Please refer to the "Performance Shares" section of the Compensation Discussion and Analysis on page 24.

(4) Reflects annual stock option awards for 2012. The exercise price of all awarded stock options is equal to the closing price of Rayonier shares on the NYSE on the grant date. The awards vest and become exercisable in one-third increments on the first, second and third anniversaries of the grant date, and expire on the tenth anniversary of the grant date or earlier upon certain terminations of employment.

(5) Reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718.

As discussed in the Compensation Discussion and Analysis beginning on page 21, the Summary Compensation Table and Grants of Plan-Based Awards Table reflect that, consistent with the Compensation Committee's stated philosophy, the majority of total targeted compensation for named executive officers for 2012 was allocated to performance-based incentives. Performance-based incentive awards are discussed in further detail in the Compensation Discussion and Analysis beginning on page 15.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

This table discloses outstanding stock option, performance share and restricted stock awards for the named executive officers as of December 31, 2012.

Option Awards (4)						Stock Awards (4)			
								Equity Incentive Plan Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Paul G. Boynton	0	42,210	44.42	01/03/12	01/03/22				
	7,685	15,370	37.03	01/03/11	01/03/21				
	18,300	9,150	28.22	01/04/10	01/03/20				
	45,255	0	20.18	01/02/09	01/01/19				
	30,030	0	31.06	01/02/08	01/02/18				
	25,800	0	27.36	01/03/07	01/03/17				
								90,040	4,666,773
								49,680	2,574,914
								55,080	2,854,796
Hans E. Vanden Noort	0	14,570	44.42	01/03/12	01/03/22				
	5,760	11,520	37.03	01/03/11	01/03/21				
	16,300	8,150	28.22	01/04/10	01/03/20				
	45,255	0	20.18	01/02/09	01/01/19				
	30,030	0	31.06	01/02/08	01/02/18				
								31,080	1,610,876
								37,290	1,932,741
								48,930	2,536,042
W. Edwin Frazier, III	0	14,570	44.42	01/03/12	01/03/22				
	5,760	11,520	37.03	01/03/11	01/03/21				
	16,300	8,150	28.22	01/04/10	01/03/20				
	45,255	0	20.18	01/02/09	01/01/19				
	30,030	0	31.06	01/02/08	01/02/18				
								31,080	1,610,876
								37,290	1,932,741
								48,930	2,536,042
Jack M. Kriesel	0	13,490	44.42	01/03/12	01/03/22				
	5,345	10,690	37.03	01/03/11	01/03/21				
	12,220	6,110	28.22	01/04/10	01/03/20				
	5,715	0	20.18	01/02/09	01/01/19				
	3,555	0	31.06	01/02/08	01/02/18				
								28,820	1,493,741
								34,560	1,791,245
								36,720	1,903,198
Charles Margiotta	0	10,960	44.42	01/03/12	01/03/22				
	4,345	8,690	37.03	01/03/11	01/03/21				
	16,300	8,150	28.22	01/04/10	01/03/20				
	45,255	0	20.18	01/02/09	01/01/19				
	22,515	0	31.06	01/02/08	01/02/18				
								23,420	1,213,859
								28,080	1,455,386
								48,930	2,536,042

(1) Option awards vest and become exercisable in one-third increments on the first, second and third anniversaries of the grant date.

(2) Represents awards under the Performance Share Award Program for 2010, 2011 and 2012, each with a 36-month performance period. Awards for the relevant performance share program period are immediately vested upon determination of the amount earned. As required, this disclosure reflects the maximum potential award payout. Under the Performance Share Award Program, the actual award value can range from zero to the maximum shown. See the "Performance Shares" section of the Compensation Discussion and Analysis on page 24.

(3) Value based on the December 31, 2012 closing share price of $51.83 and the maximum potential payout for Equity Incentive Plan Awards.

(4) Shares amounts and option exercise prices shown have been adjusted to reflect the August 2011 3-for-2 stock split.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($)
Paul G. Boynton	—	—	42,420	1,950,896
Hans E. Vanden Noort	18,450	387,108	42,420	1,950,896
W. Edwin Frazier, III	25,800	485,040	42,420	1,950,896
Jack M. Kriesel	3,300	68,112	5,355	246,276
Charles Margiotta	22,050	424,796	42,420	1,950,896

(1) Represents payouts under the 2009 Class Performance Share Award Program.

PENSION BENEFITS

The following table illustrates the present value of accumulated benefits payable under the Retirement Plan for Salaried Employees of Rayonier Inc., a tax qualified retirement plan (the "Retirement Plan"), and the Rayonier Inc. Excess Benefit Plan, a non-qualified retirement plan (the "Excess Plan"), at the earliest eligible retirement age.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit (1) ($)	Payments During Last Fiscal Year ($)
Paul G. Boynton	Rayonier Salaried Employees Retirement Plan	13.7	529,347	—
	Rayonier Excess Benefit Plan	13.7	1,753,524	—
Hans E. Vanden Noort	Rayonier Salaried Employees Retirement Plan	11.2	504,957	—
	Rayonier Excess Benefit Plan	11.2	1,018,702	—
W. Edwin Frazier, III	Rayonier Salaried Employees Retirement Plan	13.6	679,409	—
	Rayonier Excess Benefit Plan	13.6	1,348,315	—
Jack M. Kriesel	Rayonier Salaried Employees Retirement Plan	34.5	1,212,136	—
	Rayonier Excess Benefit Plan	34.5	2,841,486	—
Charles Margiotta	Rayonier Salaried Employees Retirement Plan	36.7	1,119,113	—
	Rayonier Excess Benefit Plan	36.7	3,381,107	—

(1) Determined using the assumptions that applied for FASB ASC Topic 715-30 disclosure as of December 31, 2012. These assumptions include the RP-2000 mortality table and an interest rate of 3.70%. Employees are assumed to retire at the earliest age that they will be eligible for an unreduced pension (i.e., age 60 and 15 years of service or age 65). None of our named executive officers are currently eligible for an unreduced pension. Mortality is assumed from that date only. Benefits are assumed to be paid in the normal form of payment which is a life annuity for single employees and the 90/50 survivor form for married employees.

The Retirement Plan is a tax-qualified retirement plan covering substantially all eligible salaried employees hired prior to January 1, 2006. This Plan provides income replacement following retirement through the payment of monthly pension benefits based upon the employee's average final compensation and years of service. The costs of benefits under the Retirement Plan are borne entirely by the Company. Consistent with our desire that salaried employees take a more active role in saving for retirement, this benefit was replaced by an increased retirement contribution under the Rayonier Investment Savings Plan for Salaried Employees for new salaried employees effective January 1, 2006.

For the period through December 31, 2003, the annual pension amounts to two percent of a member's average final compensation for each of the first 25 years of benefit service, plus one and one-half percent of a member's average final compensation for each of the next 15 years of benefit service, reduced by one and one-quarter percent of the member's primary Social Security benefit for each year of benefit service to a maximum of 40 years, provided that no more than one-half of the member's primary Social Security benefit is used for such reduction. Effective January 1, 2004, the Retirement Plan was amended so that for future service the annual pension amounts to one and one-half percent of a member's final average compensation for each year of benefit service to a maximum of 40 years.

A member is vested in benefits accrued under the Retirement Plan upon completion of five years of eligibility service. All of our eligible named executive officers are vested in their accrued benefits. Normal retirement is at age 65. The Retirement Plan also provides for unreduced early retirement pensions for participants who retire at or after age 60 following completion of 15 years of eligibility service. Mr. Margiotta is currently eligible for unreduced benefits. Reduced benefits are available at age 55 with at least 10 years of service ("Standard Early Retirement") or as early as age 50 with age plus eligibility service equal to at least 80 or age 55 with at least 15 years of eligibility service ("Special Early Retirement"). Messrs. Frazier and Kriesel are currently eligible for reduced benefits. The plan benefit for a member eligible for Standard Early Retirement will be reduced by 3% for each year of age under 65 (e.g., age 64 would result in 97% of the benefit payable). The Retirement Plan benefit for a member eligible for Special Early Retirement will receive a 5% reduction for each year of age under 60 (e.g., age 59 would result in 95% of the benefit payable).

A member's average final compensation includes salary and approved bonus payments calculated under the Retirement Plan as follows: (1) the member's average annual base salary for the five calendar years during the member's last 120 calendar months of service which yield the highest such average, plus (2) the member's average approved bonus payments for the five calendar years during the member's last 120 calendar months of service which yield the highest such average.

Rayonier has adopted the Excess Plan to meet the retirement needs of a small segment of its salaried employee population affected by limiting federal legislation. Applicable federal legislation limits the amount of benefits that can be paid and the compensation that may be recognized under a tax-qualified retirement plan. Tax-qualified retirement plan participants whose annual benefit at the time of payment exceeds the Tax Code Section 415 limitations or whose benefit is limited on account of the Tax Code Section 401(a)(17) limitation on compensation are participants in the Excess Plan. The practical effect of the Excess Plan is to continue calculation of benefits after retirement to all employees on a uniform basis regardless of compensation levels. All employees covered by the Retirement Plan are eligible under the Excess Plan. We believe the extension of these benefits to executives is consistent with historic and current market practice for companies offering qualified defined benefit plans.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals / Distributions in Last FY ($)	Aggregate Balance at Last FYE ($) (2)
Paul G. Boynton	27,333	18,587	8,716	72,147	400,161
Hans E. Vanden Noort	13,927	8,986	4,378	—	165,357
W. Edwin Frazier, III	2,904	4,995	2,115	—	79,002
Jack M. Kriesel	4,593	3,228	21,482	—	674,798
Charles Margiotta	4,883	3,230	4,955	—	176,400

(1) All executive and company contributions in the last fiscal year are reflected as compensation in the Summary Compensation Table on page 28.

(2) To the extent that a participant was a named executive officer in prior years, executive and company contributions included in the Aggregate Balance at Last FYE column have been reported as compensation in the Summary Compensation Table for the applicable year.

The Rayonier Inc. Excess Savings and Deferred Compensation Plan (the "Excess Savings Plan") is a nonqualified, unfunded plan that consists of two components, an Excess Savings component (a supplement to the Rayonier Investment Savings Plan for Salaried Employees (the "Savings Plan")) and an Excess Base Salary and Bonus Deferral component.

The Savings Plan, a qualified 401(k) plan, is designed to encourage salaried employees to save and invest for retirement. Under this Plan, employees may contribute up to the annual IRS limits on a pre-tax basis. The

Company will match such contributions at a rate of $.60 for each $1.00 up to 6% of the employee's base salary. In addition, the Company will make an annual retirement contribution to each participant's account equal to 3% of base salary and annual bonus for employees hired after January 1, 2006, or 0.5% of base salary for employees hired before 2006. The retirement contribution was increased, and automatic enrollment of all new salaried employees in the Savings Plan implemented, coincident with the closing of our defined benefit pension plan to new salaried employees effective January 1, 2006. This change reflects our desire that salaried employees take a more active role in planning, saving and investing for retirement.

Rayonier contributions to the Savings Plan, both matching and retirement contributions, vest at a rate of 20% per year over the participant's first five years of employment, and are made in the form of Rayonier stock in order to encourage employee share ownership. However, employees are free to transfer Company contributions to other investment options available under the Savings Plan immediately.

The Excess Savings Plan supplements the Savings Plan by providing employees with Rayonier contributions lost due to the federal tax regulations limiting employee contributions to defined contribution plans (401(k)). Participants can contribute up to 6% of total base salary. The Company contributes up to 3.6% of total base salary (reduced by the regular matching contributions made under the Savings Plan). Amounts contributed by participants, and the Rayonier match, are unsecured, but earn a return equal to 120% of the applicable federal long-term rate (adjusted monthly). The average interest rate in 2012 was 3.0%. Excess Savings participants may elect to receive a lump sum or annual installments upon termination of employment.

The Excess Base Salary and Bonus Deferral component of the Excess Savings Plan allows employees with a base salary in excess of $170,000 the opportunity to defer up to 100% of their base salary and all or any portion of their annual bonus. Amounts deferred are unsecured, but earn a return equal to the 10-year treasury rate plus 1.50% (adjusted monthly). The average interest rate in 2012 was 3.3%. Excess Base Salary Deferral and Annual Bonus Deferral participants may elect to receive a lump sum or annual installments not to exceed fifteen years upon termination of employment or a specific date.

All named executive officers were eligible and participating in the Excess Savings component of this Plan in 2012. While all named executive officers were eligible, only Messrs. Boynton and Kriesel currently have amounts deferred under the Excess Base Salary and Bonus Deferral component.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table reflects potential termination or change in control payments to named executive officers if a triggering event were to have occurred on December 30, 2012. All payments are as provided under the Executive Plan discussed on page 25 of the Compensation Discussion and Analysis.

Name	Scheduled Severance ($)(1)	Bonus Severance ($)(2)	Pension / 401(k) Benefit ($)(3)	Medical / Welfare, Tax and Outplacement Benefits ($)(4)	Acceleration of Equity Awards ($)(5)	Other	Excise Tax Reimbursements ($)(6)
Paul G. Boynton							
Voluntary termination	—	—		—	—	—	—
Terminated for cause	—	—		—	—	—	—
Retirement	—	—		—	—	—	—
Change in Control	—	—		—	10,852,768	—	3,545,552
Involuntary or voluntary for good reason termination after change in control	2,100,000	2,520,000	746,993	89,272	—	—	2,184,278
Hans E. Vanden Noort							
Voluntary termination	—	—	—	—	—	—	—
Terminated for cause	—	—	—	—	—	—	—
Retirement	—	—	—	—	—	—	—
Change in Control	—	—	—	—	6,550,540	—	—
Involuntary or voluntary for good reason termination after change in control	1,138,800	1,274,034	1,098,181	71,592	—	—	3,462,742
W. Edwin Frazier, III							
Voluntary termination	—	—	—	—	—	—	—
Terminated for cause	—	—	—	—	—	—	—
Retirement	—	—	—	—	—	—	—
Change in Control	—	—	—	—	6,550,540	—	—
Involuntary or voluntary for good reason termination after change in control	1,122,300	1,274,034	1,630,516	71,319	—	—	3,535,628
Jack M. Kriesel							
Voluntary termination	—	—	—	—	—	—	—
Terminated for cause	—	—	—	—	—	—	—
Retirement	—	—	—	—	—	—	—
Change in Control	—	—	—	—	5,590,613	—	2,168,073
Involuntary or voluntary for good reason termination after change in control	996,900	1,125,000	1,426,357	71,204	—	—	1,509,603
Charles Margiotta							
Voluntary termination	—	—	—	—	—	—	—
Terminated for cause	—	—	—	—	—	—	—
Retirement	—	—	—	—	—	—	—
Change in Control	—	—	—	—	5,607,534	—	—
Involuntary or voluntary for good reason termination after change in control	930,000	1,050,000	513,335	70,965	—	—	2,456,967

(1) Represents the executive's base pay times the applicable tier multiplier under the Executive Plan (3 times for Tier I).

(2) Represents three times the greater of: (i) the highest annual bonus received over the three years preceding the termination of employment; (ii) the target bonus for the year in which the change in control occurred; or (iii) the target bonus in the year of termination.

(3) Represents the actuarial value of an additional three years of eligibility service and age under the Company's retirement plans and three additional years participation in the Savings Plan at the executive's current contribution levels.

(4) Represents: (i) the present value of the annual Company contribution to health and welfare plans times the applicable tier multiplier of three; (ii) the value of the executives annual tax and financial planning allowance of $25,000 for Mr. Boynton, and $10,000 for Messrs. Vanden Noort, Frazier, Kriesel and Margiotta; and, (iii) up to $30,000 in outplacement services.

(5) For stock option awards, the value was calculated as the difference between the closing price of the Company stock on December 31, 2012 and the option exercise price. Performance share and restricted stock awards were valued using the closing price of the Company stock on December 31, 2012.

(6) Upon a change in control, executives may be subject to excise tax under Section 280G of the Tax Code. The Excise Tax Reimbursement column represents the excise tax as well as any excise and income taxes payable as a result of the excise tax reimbursement. The amounts in the table are based on a 280G excise tax rate of 20 percent, 35 percent federal income tax and 1.45 percent Medicare tax.

The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment, including accrued salary, vacation pay, regular pension benefits, welfare benefits and 401(k) and nonqualified deferred compensation distributions. As a result, payments under the Severance Pay Plan, described on page 25, which may be payable upon a termination other than in the context of a change in control, are not included in the table. Amounts that would be distributed pursuant to our nonqualified deferred compensation plans are indicated in the Nonqualified Deferred Compensation table on page 33. Other than as reflected in the table and footnote (3) above, amounts that would be distributed pursuant to our tax-qualified and non-qualified retirement plans are indicated in the Pension Benefits table on page 32.

A termination by an executive within two years after a change in control would generally be for "good reason" if it results from: (i) a significant diminution in the executive's position or the assignment to the executive of any duties inconsistent in any respect with his or her position (including status, offices, titles and reporting requirements), authority, duties or responsibilities immediately before the change in control; (ii) any material reduction in the executive's salary, bonus opportunities, benefits or other compensation; (iii) the relocation of the executive's principal place of business by more than 35 miles from his or her previous principal place of business; or (iv) any termination of the Executive Plan other than by its express terms. Regardless of whether a change in control had occurred, an executive would not be entitled to payments under the Executive Plan if he or she was terminated for cause. A termination of an executive generally would be "for cause" if it was due to: (i) the willful and continued refusal of the executive to substantially perform his or her employment duties following written notification by our Board; or (ii) engagement by the executive in illegal conduct or gross misconduct that is demonstrably injurious to the Company, including an indictment or charge by any prosecuting agency with the commission of a felony.

The Company may condition payment of a portion of an executive's severance benefits (generally, up to three times base salary) upon his or her agreement to adhere to confidentiality covenants, as well as to refrain from disparaging the Company or its products; competing directly with the Company; inducing clients from reducing or terminating their business with the Company; or inducing certain employees to terminate employment or service with the Company. These covenants would generally remain in effect for the shorter of one year from the executive's termination or two years following a change in control, except that the confidentiality covenants would remain in effect for the longer of two years from the executive's termination or three years following a change in control. By accepting the conditioned payments, an executive will be deemed to have consented to the issuance of a temporary restraining order to maintain the status quo pending the outcome of any equitable proceeding that may be brought by the Company to enforce such covenants.

Unless otherwise indicated, all cash payments would be made by the Company in a lump sum, although the timing of some payments and benefits may be delayed for six months after termination in accordance with Tax Code Section 409A, which regulates deferred compensation. The Company has established two rabbi trusts related to the Executive Plan. One is designed to defray the legal costs incurred by the executives in enforcing their rights under the Executive Plan were the Company not to meet its obligations. The Company has transferred $250,000 per participant to this trust. Were there to be a change in control of Rayonier, the Company would transfer to the second trust an amount sufficient to satisfy the cash payments that would be required to be paid in the event of a qualifying termination of executives covered under the Executive Plan.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Board considers the significant time commitment and the skills and experience level necessary for directors to fulfill their duties. Our directors are subject to minimum share ownership and share retention requirements as discussed in the Compensation Discussion and Analysis on page 26.

Cash Compensation Paid to Non-Management Directors

Non-management director compensation is set by the Board at the recommendation of the Nominating Committee. For the 2012-2013 period, each non-management director receives the following cash compensation (which is prorated for partial year service): (i) an annual cash retainer of $50,000, payable in equal quarterly installments; (ii) an additional annual cash retainer of $10,000 for the Audit and Compensation Committee chairs and $5,000 for the Nominating Committee chair, payable in equal quarterly installments; (iii) meeting fees of: (A) $2,000 per Board meeting attended, (B) $2,000 per Audit Committee meeting attended, and (C) $1,500 per Committee meeting attended, other than the Audit Committee; (iv) $2,000 for each trip taken at the request of management to one of the Company's facilities for a business purpose other than a Board or Committee meeting; and (v) $2,000 for any other business trip taken at the request of management. The fee for a director participating by telephone in a non-telephonic meeting of the Board or any Committee is half of the otherwise applicable fee.

Directors may defer up to 100% of their cash compensation. Any deferred amounts are paid to the director in a single lump sum on the later of the date the director becomes 72 or the conclusion of the director's term, or upon termination as a director, if prior to age 72. Any deferred amounts earn interest at a rate equal to the Prime Rate as reported in *The Wall Street Journal* and is compounded annually (the "Prime Rate").

Annual Equity Awards

For the 2012-2013 period, each non-management director received a restricted stock award equivalent to $75,000 based on grant date value (which is prorated for partial year service), vesting on the one year anniversary of the date of grant (May 16, 2013) assuming continued service through the vesting period. Dividends on restricted stock awards accrue in a separate account and are paid upon vesting together with interest equal to the Prime Rate. A similar 2013-2014 restricted stock award for non-management directors is expected to be made after the Annual Meeting.

Other Fees

Fees for the Lead Director are established by the Board upon the recommendation of the Nominating Committee. The current annual cash retainer for the Lead Director is $20,000, payable in equal quarterly installments.

Other Compensation and Benefits

The Directors' Charitable Award Program, established in 1995, and discontinued for new directors effective January 1, 2004, allowed directors to nominate up to five organizations to share a total contribution of $1 million from The Rayonier Foundation, a tax-exempt charitable foundation funded by the Company. Mr. Townsend is the only current director who participates in this program. Ten retired directors also participate. The Company has acquired joint life insurance contracts on the lives of eligible participants, the proceeds of which will be adequate to fund the necessary contributions to The Rayonier Foundation. Directors receive no financial benefit from this program since the charitable deduction and insurance proceeds accrue solely to the Company.

Director Compensation Table

The following table provides compensation information for the one-year period ended December 31, 2012 for all individuals serving on our Board of Directors at any time during 2012. Note that Mr. Thomas retired from the Board effective as of the 2012 Annual Meeting.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	All Other Compensation ($)	Total ($)
Boynton, Paul G. (2)	—	—	—	—
Brown, II, C. David	94,000	75,029	2,670(3)	171,699
Bush, John E.	97,500	75,029	2,670(3)	175,199
Gaumond, Mark E.	98,500	75,029	3,672(3)	177,201
Kincaid, Richard D.	106,500	75,029	2,670(3)	184,199
Martin, V. Larkin	97,500	75,029	2,670(3)	175,199
Miller, James H.	92,500	75,029	1,063(3)	168,592
Morgan, Thomas I.	91,182	103,058	253(3)	194,493
Oskin, David W.	84,000	75,029	2,670(3)	161,699
Thomas, Lee M. (4)	2,000	15,001	146(3)	17,147
Townsend, Ronald	117,500(5)	75,029	40,831(6)	233,360

(1) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating these values may be found in Note 19 "Incentive Stock Plans" included in the notes to financial statements in our 2012 Annual Report on Form 10-K. All awards reflect the May 2012 awards of 1,783 shares of restricted stock to each director, except Mr. Morgan's award also reflects an award of 631 shares of restricted stock granted upon his joining the Board in January 2012 and Mr. Thomas' award reflects an award of 364 shares of restricted stock granted upon his retirement from active employment by Rayonier in March 2012.

(2) Mr. Boynton, as an executive officer of Rayonier, was not compensated for service as a director. See the Summary Compensation Table on page 28 for compensation information relating to Mr. Boynton during 2012.

(3) Represents accrued dividends and interest on restricted stock awards during 2012 and, for Mr. Gaumond, $1,002 in spousal travel expenses (which includes a tax gross up of $452).

(4) Mr. Thomas retired as an executive officer of Rayonier on March 1, 2012 and was not compensated for service as a director through that date. He retired as Chairman of the Board effective following the 2012 Annual Meeting.

(5) Includes $20,000 in Lead Director fees.

(6) Represents accrued dividends and interest on restricted stock awards during 2012, and a $38,161 life insurance premium associated with the Directors' Charitable Award Program as discussed above under "Other Compensation and Benefits". Mr. Townsend is the only active director eligible to participate in the Directors' Charitable Award Program. Additional policy premiums may be required in the future based on insurance company crediting rates.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows the holdings of persons known to us to beneficially own more than five percent of the Company's outstanding Common Shares.

Name and Address of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent of Class
BlackRock, Inc .... 40 East 52nd Street New York, NY 10022	9,149,989 (1)	9.43%

(1) Holdings and percent of class as of December 31, 2012 as reported to the SEC on Schedule 13G/A on February 8, 2013, indicating sole voting and dispositive power over all shares.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the Common Shares beneficially owned as of March 1, 2013 by each of the Company's directors, each of the named executive officers and all directors and executive officers as a group. Unless otherwise indicated, all Common Shares listed below are owned directly by the named individual:

	Beneficial Ownership			
Name of Beneficial Owner	**(A) Common Shares Owned**	**(B) Column (A) as Percent of Class**	**(C) Exercisable Stock Options (1)**	**(D) Sum of Columns (A) and (C) as Percent of Class**
Paul G. Boynton	306,789 (2)	*	138,625	*
C. David Brown, II	33,994 (3)	*	-0-	*
John E. Bush	9,311 (3)	*	-0-	*
Mark E. Gaumond	4,686 (3)	*	-0-	*
Richard D. Kincaid	18,582 (3)	*	-0-	*
V. Larkin Martin	12,276 (3)	*	-0-	*
James H. Miller	3,101 (3)	*	-0-	*
Thomas I. Morgan	3,464 (3)	*	-0-	*
David W. Oskin	8,674 (3)	*	-0-	*
Ronald Townsend	9,255 (3)	*	-0-	*
W. Edwin Frazier, III	248,102 (2)	*	93,589	*
Jack M. Kriesel	40,087 (2)	*	39,232	*
Charles Margiotta	225,364 (2)	*	104,564	*
Hans E. Vanden Noort	213,229 (2)	*	116,112	*
Directors and executive officers as a group (15 persons)	1,150,546 (2)(3)	0.92%	497,612	1.32%

* Less than 1%.

(1) Pursuant to SEC regulations, shares receivable through the exercise of employee stock options that are exercisable within 60 days after March 1, 2013 are deemed to be beneficially owned as of March 1, 2013.

(2) Includes the following share amounts allocated under the Savings Plan to the accounts of Mr. Boynton, 10,601; Mr. Frazier, 1,045; Mr. Kriesel, 90; Mr. Margiotta, 10,028; Mr. Vanden Noort, 7,308; and all directors and executive officers as a group, 33,921.

(3) Includes outstanding unvested restricted stock awards as follows: Ms. Martin and Messrs. Brown, Bush, Gaumond, Kincaid, Miller, Morgan, Oskin and Townsend, 1,783; and all directors and executive officers as a group, 19,947.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require each director, executive officer and person owning more than ten percent of the Company's outstanding Common Shares to file with the SEC an initial report of ownership and subsequent reports of changes in ownership of any equity securities of the Company. To our knowledge, based solely on representations by these individuals that no additional reports needed to be filed, all required reports were filed during 2012 on a timely basis by or on behalf of all persons subject to these requirements.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2012 regarding all compensation plans under which equity securities of the Company are authorized for issuance. The number of securities underlying outstanding awards and the weighted average exercise price shown have been adjusted to reflect our June 2003, October 2005 and August 2011 3-for-2 stock splits and our December 2003 special stock dividend.

Plan category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	2,980,672(1)	$29.73	7,208,244(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,980,672	$29.73	7,208,244

(1) Consists of 1,591,444 outstanding stock options awarded under the 1994 Incentive Stock Plan and the Rayonier Incentive Stock Plan and 1,389,228 performance shares (assuming maximum payout) awarded under the Rayonier Incentive Stock Plan. The weighted-average exercise price in column (B) does not take performance shares into account.

(2) Consists of shares available for future issuance under the Rayonier Incentive Stock Plan.

EXECUTIVE OFFICERS

Our executive officers are elected by the Board of Directors and hold office for such terms as determined by the Board. The information set forth below includes the current executive officers of the Company who are not also serving as directors.

W. Edwin Frazier, III, 55, Senior Vice President, Chief Administrative Officer and Corporate Secretary—Mr. Frazier joined Rayonier in 1999 as Assistant General Counsel, was promoted to Associate General Counsel in 2000 and elected Corporate Secretary in 2001. He was named Vice President, Governance and Corporate Secretary in 2003, Senior Vice President, Administration and Corporate Secretary in July 2004 and was promoted to his current position in January 2008. Previously, Mr. Frazier was a member of the legal department of Georgia-Pacific Corporation, last serving as Chief Counsel, Corporate. Prior to that, he practiced corporate law with Troutman Sanders in Atlanta. Mr. Frazier holds a B.S. in Business Administration from the University of Tennessee, a J.D. from Emory University and graduated from the Harvard University Graduate School of Business Advanced Management Program.

Jack M. Kriesel, 58, Senior Vice President, Performance Fibers—Mr. Kriesel joined Rayonier in 1978, was named Vice President & General Manager, Jesup Mill in November 2001, Vice President, Marketing & Strategic Sourcing in May 2004, Vice President, Marketing & Research in November 2006, Vice President, Marketing, Research and Strategic Sourcing in November 2008 and was elected to his current position effective November 2009. Mr. Kriesel graduated from Washington State University and from the Harvard University Graduate School of Business Advanced Management Program.

Charles Margiotta, 60, Senior Vice President, Real Estate—Mr. Margiotta joined Rayonier in 1976, was named Managing Director, Rayonier New Zealand in 1992, Vice President, Forest & Wood Products in 1997,

Vice President, Corporate Development & Strategic Planning in 1998, Senior Vice President, Business Development in May 2005, and was elected to his current position in May 2008. Mr. Margiotta holds a B.B.A. from Pace University and graduated from the Harvard University Graduate School of Business Advanced Management Program.

Hans E. Vanden Noort, 54, Senior Vice President and Chief Financial Officer—Mr. Vanden Noort joined Rayonier as Corporate Controller in 2001, was elected Senior Vice President and Chief Accounting Officer effective August 2005 and was elected to his current position in July 2007. Prior to joining Rayonier, he held a number of senior management positions with Baker Process, a division of Baker Hughes, Inc. (a manufacturer of oilfield service equipment and supplies), most recently as Vice President of Finance and Administration. Prior to that, he was with the public accounting firm of Ernst & Young. Mr. Vanden Noort holds a B.B.A. in accounting from the University of Cincinnati, an M.B.A. from the University of Michigan and is a Certified Public Accountant.

Nancy Lynn Wilson, 48, Senior Vice President, U.S. Forest Resources—Ms. Wilson joined the Company as Vice President, U.S. Forest Resources in August 2010 and was elected to her current position in February 2012. Prior to joining Rayonier, Ms. Wilson served as Vice President, Operations Support of Plum Creek Timber Company (a REIT whose primary business is to grow, harvest and sell timber) beginning in 2009. She previously held various positions with Plum Creek, including General Manager from 2006 to 2009, Senior Resource Manager from 2004 to 2006, Resource Manager from 2001 to 2004, Log Merchandising Superintendent from 1999 to 2001 and other positions beginning in 1992. Ms. Wilson began her forestry career with Scott Paper in 1986. She holds a bachelor's degree in forest management from the University of Maine and an MBA from Thomas College in Waterville, Maine.

ITEM 2—PROPOSAL TO REAPPROVE THE MATERIAL TERMS OF PERFORMANCE-BASED AWARDS UNDER THE RAYONIER NON-EQUITY INCENTIVE PLAN

Shareholders are being asked to reapprove the material terms of performance-based awards under the Rayonier Non-Equity Incentive Plan (the "Plan") in accordance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Section 162(m) limits the deductions a publicly-held company can claim for compensation in excess of $1 million in a given year paid to the chief executive officer and the four other most highly-compensated executive officers serving on the last day of the fiscal year (generally referred to as the "covered employees"). "Performance-based" compensation that meets certain requirements is not counted against the $1 million deductibility cap and remains deductible. Shareholder approval of the material terms used in setting performance goals permits qualification of performance-based awards for tax deductibility.

Because the Compensation Committee has the authority to change the targets under the Plan's performance goals, the regulations under Section 162(m) require that the material terms of the performance goals be disclosed to, and reapproved by, the Company's shareholders periodically. The material terms include (1) the employees eligible to receive compensation upon attainment of a goal, (2) the business criteria on which the goals may be based, and (3) the maximum amount payable to an employee upon attainment of a goal. The following is a brief description of the Plan, including the material terms of the performance goals. The full text of the Plan is attached as **Appendix A** and the description is qualified in its entirety by reference to **Appendix A**.

Administration of the Plan

The Compensation Committee administers the Plan, with the exception of awards to the Chief Executive Officer which require the approval of the non-management directors. Each member of the Compensation

Committee is a "non-employee director" within the meaning of Rule 16b-3 of the Securities and Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m). The Compensation Committee has the full power, discretion and authority to interpret, construe and administer the Plan. The powers of the Compensation Committee include, but are not limited to, the power to: (i) determine the terms and conditions of each bonus program under the Plan, including the performance goals and performance objectives thereunder; (ii) select those employees of the Company or any Affiliate who are Designated Employees to whom bonus awards are granted pursuant to a bonus program under the Plan; (iii) determine the amount to be paid pursuant to each bonus award; (iv) determine whether and the extent to which the conditions to the payment of a bonus award have been satisfied; (v) provide rules and regulations from time to time for the management, operation and administration of the Plan and the bonus programs; (vi) construe the Plan and the bonus programs, which construction is final and conclusive upon all parties; and (vii) correct any defect, supply any omission or reconcile any inconsistency in the Plan and any bonus programs in such manner and to such extent as it shall deem expedient.

All decisions, determinations or actions of the Compensation Committee with respect to the Plan are final and binding on all persons for all purposes. The Compensation Committee may delegate to an officer of the Company, or a committee of two or more officers of the Company, discretion under the Plan or any bonus program, to grant, amend, interpret and administer bonus awards with respect to any Designated Employee other than a Covered Executive.

Eligibility

Awards may be granted only to employees of the Company and its Affiliates, as determined by the Compensation Committee and who are identified as Designated Employees with respect to a bonus program. The Compensation Committee will determine the Designated Employees, or the class of Designated Employees, who will participate in the bonus program for a particular performance period. As of March 1, 2013 there were approximately 79 persons who would currently be eligible to receive awards under the Plan. Non-employee directors are not eligible to receive awards under the Plan.

Bonus Programs

The bonus program for each performance period is determined by the Compensation Committee. The Compensation Committee will identify the Designated Employees and the specific performance goals and the parameters of the performance objectives to be applied for a performance period. The Compensation Committee will also determine any applicable weightings to be given in respect of the performance goals for each Designated Employee or class of Designated Employees.

In determining specific performance goals and performance objectives, the Compensation Committee may: (i) establish the performance objectives as consisting of one or more levels of performance with respect to a given performance goal; (ii) cause the performance objectives to differ for bonus awards among different Designated Employees; (iii) provide that more than one performance goal is incorporated in a performance objective, in which case achievement with respect to each performance goal may be assessed individually or in combination with each other; and (iv) establish a matrix setting forth the relationship between performance on two or more performance goals and allocate the amount of a bonus award among performance goals.

The Compensation Committee will set target awards for Designated Employees, including Covered Executives. The Compensation Committee will also determine the percentages by which individual bonus awards may be increased or decreased based upon Designated Employees' performance against established and identified objectives, though the awards for Covered Executives may only be decreased.

Bonus Awards

Bonus awards are in the form of a conditional right of a Designated Employee to receive cash, based upon achievement of one or more pre-established performance objectives during a performance period. Bonus awards may take the form of a percentage of a bonus pool. Bonus awards may not permit a participant to earn in one year more than 200% of the participant's base salary at the end of the performance period.

Performance Objectives

Performance goals may be expressed in terms of the following business criteria:

- net income
- earnings per share
- operating income
- operating cash flow
- cash available for distribution
- earnings before income taxes and depreciation
- earnings before interest, taxes, depreciation and amortization
- operating margins
- reductions in operating expenses
- sales or return on sales
- total stockholder return
- return on equity
- return on total capital
- return on invested capital
- return on assets
- economic value added
- cost reductions and savings
- increase in surplus
- productivity improvements

A performance goal also may be based on an executive's attainment of personal objectives with respect to any of the foregoing criteria or other criteria such as growth and profitability, customer satisfaction, leadership effectiveness, business development, negotiating transactions and sales or developing long term business goals. Performance goals may be measured on a periodic, annual, cumulative or average basis and may be established on a corporate-wide basis or established with respect to one or more operating units.

Following the completion of each performance period, the Compensation Committee must certify in writing as to whether the performance goals and other material terms of the performance award have been achieved or met before any award is paid to any Covered Executive.

Adjustments and Amendments

The Compensation Committee may reduce or eliminate the bonus award of any employee for any reason at any time. To the extent necessary to preserve the intended economic effects of the Plan, the Compensation

Committee also may adjust performance objectives, the bonus awards or both to take into account: (i) a change in corporate capitalization, (ii) a corporate transaction, (iii) a partial or complete liquidation of the Company or any subsidiary, or (iv) a change in accounting or other relevant rules or regulations; provided, however, that no such adjustment may be made if it would cause the awards to fail to qualify as performance-based compensation.

Termination of Employment

In general, in the event a Designated Employee terminates employment for any reason during a performance period or prior to the bonus award payment, he or she (or his or her beneficiary, in the case of death) will not be entitled to receive any bonus award for such performance period, though the Compensation Committee may in its sole discretion pay a pro rata or other portion of the award.

Amendment or Termination of the Plan

The Compensation Committee may terminate or amend the Plan or a bonus program at any time.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL TO REAPPROVE THE MATERIAL TERMS OF PERFORMANCE-BASED AWARDS UNDER THE RAYONIER NON-EQUITY INCENTIVE PLAN.

ITEM 3—ADVISORY VOTE ON "SAY ON PAY"

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the implementing SEC rules, and the preference expressed by a majority of our shareholders, we are providing shareholders with an annual advisory vote on the compensation of our named executive officers as disclosed in the Compensation Discussion & Analysis beginning on page 15, and in the tables and other narrative disclosure in this Proxy Statement.

As described in detail in such disclosures, our executive compensation programs are designed to focus our senior leaders on the creation of long-term shareholder value. In 2012, our shareholders enjoyed a 20% total return as we again grew our earnings, allowing a 10% increase in our regular dividend, our third consecutive annual increase and our eighth in ten years. Our compensation programs provide a substantial majority of named executive officer compensation in the form of "at risk" performance-based incentives, consisting primarily of long-term stock-based awards. We believe this properly aligns the interests of our executives with those of our shareholders, and with the long-term interests of the Company.

This proposal provides shareholders with the opportunity to endorse or not endorse our compensation arrangements for named executives through the following resolution:

> "RESOLVED, that the Company's Shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders (which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables and any related material)."

While this vote is not binding on our Board of Directors, the Board values the opinions of our shareholders and will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

ITEM 4—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Change in Independent Registered Public Accounting Firm in 2012

As disclosed in our current report on Form 8-K filed with the SEC on May 23, 2012, our Audit Committee completed a competitive process to review the appointment of the Company's independent registered public accounting firm for the year ending December 31, 2012. The Audit Committee invited several firms to participate in this process, including Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent registered accounting firm since May, 2002.

As a result of this process and following careful deliberation, on May 17, 2012, the Audit Committee approved the engagement of Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm, effective upon completion of their client acceptance process, and dismissed Deloitte & Touche from that role. Ernst & Young advised the Company that it had successfully completed the client acceptance process on May 22, 2012.

Deloitte & Touche's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2011 and December 31, 2010 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2011 and 2010, and the subsequent interim period through May 17, 2012, there were (i) no "disagreements" as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, between the Company and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte & Touche, would have caused Deloitte & Touche to make reference to the subject matter of the disagreement(s) in its audit reports on the Company's consolidated financial statements for such years, and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

In connection with the filing of our May 23, 2012 Current Report on Form 8-K, the Company furnished a copy of the above disclosures to Deloitte &Touche and requested that Deloitte & Touche furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte & Touche agreed with the above statements. A copy of such letter dated May 23, 2012 was attached as Exhibit 16.1 to such Current Report on Form 8-K.

During the fiscal years ended December 31, 2011 and 2010, and the subsequent interim period through May 22, 2012, neither the Company nor anyone acting on its behalf consulted with Ernst & Young with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a "disagreement" or "reportable event" as those terms are defined in Item 304(a)(1) of Regulation S-K.

Appointment of Ernst & Young as Independent Registered Public Accounting Firm for Fiscal Year 2013

On February 25, 2013, the Audit Committee appointed Ernst & Young as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2013. Although submission of the appointment for ratification by the shareholders is not legally required, the Board believes that it is consistent with best practices and is an opportunity for shareholders to provide direct feedback to the Board on an important issue of corporate governance. If the shareholders do not ratify the selection of Ernst & Young, the Audit Committee will reconsider the selection of the independent registered public accounting firm for the Company for 2013.

Representatives of Ernst & Young will be present at the Annual Meeting to respond to appropriate questions and they will have an opportunity to make a statement if they desire to do so.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013.

REPORT OF THE AUDIT COMMITTEE

Management has primary responsibility for the Company's financial statements and its reporting process, including the Company's internal control system. The independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to the conformity of such statements with accounting principles generally accepted in the United States of America as well as auditing the Company's internal control over financial reporting.

The Audit Committee's role is to assist the Board of Directors in oversight of the Company's financial reporting process, including annual audits and quarterly reviews of its financial statement filings and audits of internal control over financial reporting. The Committee has sole responsibility for the appointment, compensation and oversight of the Company's independent registered public accounting firm. The Committee is currently composed of six directors, all of whom have been determined by the Board of Directors to be "independent" and "financially literate" as defined under applicable securities laws and rules of the NYSE, and operates under a written charter adopted by the Board of Directors. A copy of the Audit Committee charter can be found on the Company's website at www.rayonier.com. The Committee held nine meetings during 2012.

The Committee has reviewed and discussed the audited financial statements of the Company for the three years ended December 31, 2012 with management and with the Company's independent registered public accounting firm. In addition, the Committee has held discussions with the Company's independent registered public accounting firm covering the matters required by Statement of Auditing Standards No. 61 (Communication with Audit Committees). The Committee has also received the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the PCAOB for independent auditor communications with audit committees concerning independence, and has held discussions with the Company's independent registered public accounting firm regarding their independence.

The Committee discussed with the Company's chief internal audit executive, and with the Company's independent registered public accounting firm representatives, the overall scope and plans for their respective audits, and met with each of them to discuss the results of their examinations, their evaluations of the adequacy of the Company's internal control over financial reporting and disclosure controls and procedures, and the overall quality of the Company's financial reporting. Separate private meetings without management present were also held with the Company's chief internal audit executive at five meetings of the Committee in 2012 and with representatives of the Company's independent registered public accounting firm at four meetings of the Committee in 2012. The Committee also held five regularly scheduled private meetings with the Company Ombudsman. The Ombudsman is responsible for handling concerns and inquiries regarding compliance matters, including any submissions regarding the Company's accounting, internal controls and auditing, as required by the Sarbanes-Oxley Act of 2002.

In reliance on the Committee's reviews and discussions with management, and the independent registered public accounting firm as discussed above, the Committee recommended that the Board of Directors include the audited financial statements of the Company in the Company's 2012 Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission.

This report is furnished by members of the Audit Committee.

Richard D. Kincaid Chair
John E. Bush
Mark E. Gaumond
V. Larkin Martin
James H. Miller
Ronald Townsend

Audit Committee Financial Expert

The Board has evaluated whether at least one Audit Committee member meets the qualifications to serve as an "audit committee financial expert" in accordance with SEC rules. Based on its evaluation, the Board has determined that Richard D. Kincaid is independent of management and qualifies as an audit committee financial expert.

Information Regarding Independent Registered Public Accounting Firm

Ernst & Young has served as the Company's independent registered public accounting firm since May 22, 2012. The Audit Committee may change the appointment of the independent registered public accounting firm at any time if it determines, in its discretion, that such a change is in the best interest of the Company and its shareholders.

Ernst & Young billed the Company the following fees for services performed in fiscal 2012 and Deloitte & Touche billed the following fees in fiscal 2011:

	2012	2011
Audit fees	$ 997,458	$1,102,915
Audit-related fees	7,150	7,150
Tax fees	117,967	350,095
All other fees	1,995	3,080
	$1,124,570	$1,463,240

Audit fees include amounts for the audits of the annual financial statements and internal control over financial reporting, quarterly reviews of Forms 10-Q, statutory audits, accounting research and consents for SEC filings.

Audit-related services include services such as internal control reviews and transaction-related fees.

Tax fees include income tax services other than those directly related to audit of the tax accrual.

The independent registered public accountants are prohibited by Company policy from providing professional services to Company executives for personal income tax return preparation or for financial or estate tax planning.

All fiscal 2012 services provided by the independent registered public accountant were pre-approved in accordance with the Committee's pre-approval policies and procedures set forth on the attached **Appendix B**.

MISCELLANEOUS

Annual Report

A copy of our Annual Report, which includes the 2012 Annual Report on Form 10-K (without exhibits), is available on the Internet at www.proxyvote.com as set forth in the Internet Notice. However, we will send a copy of our 2012 Annual Report on Form 10-K to any shareholder without charge upon written request addressed to:

Rayonier Inc.
Shareholder Relations
1301 Riverplace Boulevard
Suite 2300
Jacksonville, FL 32207, USA

Delivery of Materials to Shareholders Sharing an Address

In addition to furnishing proxy materials over the Internet, the Company takes advantage of the SEC's "householding" rules to reduce the delivery cost of materials. Under such rules, only one Internet Notice or, if paper copies are requested, only one Proxy Statement and Annual Report is delivered to multiple shareholders sharing an address unless the Company has received contrary instructions from one or more of the shareholders. If a shareholder sharing an address wishes to receive a separate Internet Notice or copy of the proxy materials, that shareholder may do so by contacting Broadridge Householding Department via telephone at 1-800-542-1061 or via mail addressed to Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Any shareholder making such request will promptly receive a separate copy of the proxy materials, and separate copies of all future proxy materials. Any shareholder currently sharing an address with another shareholder, but nonetheless receiving separate copies of the materials, may request delivery of a single copy in the future by contacting Broadridge Householding Department by telephone or mail as indicated above.

BY ORDER OF THE BOARD OF DIRECTORS

W. EDWIN FRAZIER, III
Senior Vice President, Chief Administrative Officer and Corporate Secretary

APPENDIX A

RAYONIER

NON-EQUITY INCENTIVE PLAN

1. Purpose

The Rayonier Non-Equity Incentive Plan is the vehicle through which the Compensation and Management Development Committee of the Rayonier Board of Directors will make cash incentive awards to key personnel, referred to as Designated Employees, that have an impact on the Company's, or its Affiliates, achievement of annual or other short-term Performance Objectives, as determined by the Committee or established at its direction, from time to time. The Plan is effected through one or more Bonus Programs adopted periodically by the Committee and made effective for designated Performance Periods or until such time as the particular Bonus Program is modified or terminated.

2. Definitions

For purposes of the Plan, the following terms have the indicated definitions. Terms not defined in the Plan have the same meaning as under the Rayonier Incentive Stock Plan.

(a) "Affiliate" means, with respect to the Company, any person that, directly or indirectly, is controlled by the Company. For purposes of this definition, the term "controlled by" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(b) "Beneficiary" means the estate of a Designated Employee or such other beneficiary or beneficiaries lawfully designated pursuant to Section 6(h) to receive the amount, if any, payable under the Plan upon the death of a Designated Employee.

(c) "Board" means the Board of Directors of the Company.

(d) "Bonus Award" means the right of a Designated Employee to receive a cash payment pursuant to a Bonus Program under the Plan following the completion of a Performance Period based upon achievement of individual, group or Company Performance Objectives in respect of one or more Performance Goals during the Performance Period and with respect to Designated Employees who are not Covered Executive, based on such other measures as the Committee determines appropriate in respect of the Performance Period. The Bonus Award shall become payable to the extent the Performance Objectives established by, or pursuant to the instructions of, the Committee are satisfied as determined by the Committee in accordance with the rules applicable to the Bonus Program.

(e) "Bonus Program" means the particular terms applicable to Bonus Awards for a Performance Period as determined by the Committee not later than the Outside Rules Date.

(f) "Code" means the Internal Revenue Code of 1986, as now in effect or as hereafter amended and the applicable regulations thereunder. (All citations to sections of the Code are to such sections as they may from time to time be amended or renumbered.)

(g) "Committee" means the Compensation and Management Development Committee of the Rayonier Board of Directors or such other committee of the Board assigned by the Board to administer the Plan.

(h) "Company" means Rayonier Inc., a North Carolina corporation, including any successor thereto by merger, consolidation, acquisition of all or substantially all the assets thereof, or otherwise.

(i) "Covered Executive" means a Designated Employee whose compensation is required to be reported to shareholders in the Company's proxy statement in respect of any year to the extent that the deduction for amounts payable to such Designated Employee in respect of such year are subject to the Section 162(m) Rules or who is otherwise so designated by the Committee or under rules established by the Committee.

(j) "Designated Employees" means with respect to any applicable Performance Period, the Covered Executives and other employees of the Company or any Affiliate designated by the Committee as eligible to receive Bonus Awards for a particular Bonus Program, which designation may be made by reference to salary grade or otherwise, and which designation in the case of a Covered Executive shall be made prior to the Outside Rules Date.

(k) "Outside Rules Date" means the date that it not later than the earlier of the date that is ninety days after the commencement of the Performance Period or the day prior to the date on which twenty-five percent of the Performance Period has elapsed, or such other date by which the related action must be taken in accordance with the Section 162(m) Rules in respect of a Covered Executive.

(l) "Performance Goals" means or may be expressed in terms of any, but not limited to, of the following business criteria: (i) net income, (ii) earnings per share, (iii) operating income, (iv) operating cash flow, (v) earnings before income taxes and depreciation, (vi) earnings before interest, taxes, depreciation and amortization, (vii) operating margins (viii) reductions in operating expenses, (ix) sales or return on sales, (x) total stockholder return, (xi) return on equity, (xii) return on total capital, (xiii) return on invested capital, (xiv) return on assets, (xv) economic value added, (xvi) cost reductions and savings, (xvii) increase in surplus, (xviii) productivity improvements, and (xix) an executive's attainment of personal objectives with respect to any of the foregoing criteria or other criteria such as growth and profitability, customer satisfaction, leadership effectiveness, business development, negotiating transactions and sales or developing long term business goals. A Performance Goal may be measured over a Performance Period on a periodic, annual, cumulative or average basis and may be established on a corporate-wide basis or established with respect to one or more operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships or joint ventures. Unless otherwise determined by the Committee, the Performance Goals will be determined using GAAP consistently applied during a Performance Period by no later than the Outside Rules Date.

(m) "Performance Objective" means the level or levels of performance required to be attained with respect to specified Performance Goals in order that a Designated Employee shall become entitled to specified rights in connection with a Bonus Award. The level or levels of performance specified with respect to a Performance Goal may be established in absolute terms, as objectives relative to performance in prior periods, as an objective compared to the performance of one or more peer companies or an index covering multiple companies, or otherwise as the Committee may determine.

(n) "Performance Period" means a Plan Year or any other period designated by the Committee with respect to which Bonus Awards are granted under the applicable Bonus Program.

(o) "Plan" means this Rayonier Non-Equity Incentive Plan, as it may be amended from time to time, and any successor hereto.

(p) "Plan Year" shall mean the calendar year or, if different and so designated by the Committee, the fiscal year of the Company.

(q) "Retirement Plan" means the Retirement Plan for Salaried Employees of Rayonier Inc., as amended effective July 18, 1997, and as the same may be thereafter amended from time to time prior to the occurrence of a Change in Control.

(r) "Section 162(m) Rules" means the provisions of Section 162(m) of the Code, or any successor thereto, the Treasury regulations promulgated thereunder and any applicable guidance issued in respect thereof.

(s) "Section 409A Rules" means the provisions of Section 409A of the Code, or any successor thereto, the Treasury regulations promulgated thereunder and any applicable guidance issued in respect thereof.

(t) "Stock Plan" means the Rayonier Incentive Stock Plan

(u) "Target Award" means with respect to a Designated Employee, the amount, which may be expressed as the percentage of the Designated Employee's base salary as in effect on the last day of a Plan Year (or if the Performance Period shall include more than one Plan Year, then unless the Committee shall have established otherwise, as in effect on the last day of each Plan Year within such Performance Period applied separately to each such year) or such other amount as may be designated by the Committee for the Designated Employee pursuant to the Bonus Program applicable to the Performance Period.

3. Administration of the Plan

(a) Administration. The Plan shall be administered by the Committee. The Committee shall have the power to do all things necessary or convenient to effect the intent and purposes of the Plan consistent with the provisions hereof, including without limitation, the power to:

(i) determine the terms and conditions of each Bonus Program under the Plan, including the Performance Goals and Performance Objectives thereunder;

(ii) select those employees of the Company or any Affiliate who shall be Designated Employees to whom Bonus Awards shall be granted pursuant to a Bonus Program under the Plan;

(iii) determine the amount to be paid pursuant to each Bonus Award;

(iv) determine whether and the extent to which the conditions to the payment of a Bonus Award have been satisfied;

(v) provide rules and regulations from time to time for the management, operation and administration of the Plan and the Bonus Programs;

(vi) construe the Plan and the Bonus Programs, which construction shall be final and conclusive upon all parties; and

(vii) correct any defect, supply any omission or reconcile any inconsistency in the Plan and any Bonus Programs in such manner and to such extent as it shall deem expedient.

The resolution of any questions with respect to payments and entitlements pursuant to the provisions of the Plan and any Bonus Programs shall be determined by the Committee in its discretion, and all such determinations shall be final and conclusive.

(b) Delegation of Authority. The Committee may delegate to an officer of the Company, or a committee of two or more officers of the Company, discretion under the Plan or any Bonus Program, to grant, amend, interpret and administer Bonus Awards with respect to any Designated Employee other than a Covered Executive.

4. Eligibility

Awards may be granted only to employees of the Company and its Affiliates, as determined by the Committee and who are identified as Designated Employees with respect to a Bonus Program. No Awards shall be granted to an individual who is not an employee of the Company or an Affiliate of the Company. No employee shall, at any time, have a right to become a Designated Employee in the Bonus Program for any Performance Period, for any reason, including notwithstanding the individual's having previously participated in the Bonus Program.

5. Procedures Applicable to Bonus Programs and Bonus Awards

(a) Bonus Programs. The Committee shall determine the scope of the Bonus Program for a particular Performance Period and, pursuant thereto, the Committee is authorized to grant Bonus Awards. For each Bonus Program, the Committee shall, in accordance with the terms of the Plan and prior to the Outside Rules Date, set or determine the following:

(i) Identify Designated Employees. The Committee shall determine the Designated Employees, or the class of Designated Employees, who will participate in the Bonus Program for the particular Performance Period.

(ii) Identify Performance Goals and Establish Performance Objectives. The Committee shall identify the Performance Goals and the parameters of the Performance Objectives to be applied for the Performance Period, including any applicable weightings to be given in respect of the Performance Goals for each Designated Employee or class of Designated Employees, and in this connection the Committee may:

(1) establish the Performance Objectives as consisting of one or more levels of performance with respect to a given Performance Goal;

(2) cause the Performance Objectives to differ for Bonus Awards among different Designated Employees;

(3) provide that more than one Performance Goal is incorporated in a Performance Objective, in which case achievement with respect to each Performance Goal may be assessed individually or in combination with each other; and

(4) establish a matrix setting forth the relationship between performance on two or more Performance Goals and allocate the amount of a Bonus Award among Performance Goals.

(iii) Set Target Awards. The Committee shall establish a Target Award for the Performance Period for each Designated Employee or class of Designated Employees in the Bonus Program, including for each Covered Executive.

(iv) Set Discretionary Variation Percentages. In the case of Designated Employees who are not Covered Executives, the Committee shall establish the percentage by which individual Bonus Awards may be increased or decreased based upon the Designated Employee's performance against identified individual objectives established for such Designated Employee or class of Designated Employees.

(b) Duration of the Performance Periods. The Committee shall establish the duration of each Performance Period at the time that it sets the Performance Objectives for the Bonus Program applicable to that Performance Period. The Committee shall be authorized to permit overlapping or consecutive Performance Periods.

(c) Bonus Awards. The following terms shall apply to Bonus Awards generally under any Bonus Program:

(i) Conditional Right. Bonus Awards shall represent the conditional right of a Designated Employee to receive cash, based upon achievement of one or more pre-established Performance Objectives during a Performance Period. Bonus Awards shall be subject to such conditions, including deferral of settlement, risks of forfeiture and other terms and conditions as shall be specified by the Committee.

(ii) Non-uniformity of Awards. The provisions of Bonus Awards need not be the same with respect to each Designated Employee.

(iii) Bonus Pools. In the Committee's discretion, Bonus Awards may take the form of a percentage of a bonus pool the magnitude of which shall be determined in a manner consistent with the determination of individual Bonus Awards based on individual Performance Objectives for all of the members in the pool, with the time period for establishing the magnitude of the pool and the fixing of the applicable percentage available to any individual, which shall be determined in accordance with the requirements of the Section 162(m) Rules with respect to the individuals in the pool to the extent applicable to such individuals.

(iv) Time of Payment. Except as otherwise determined by the Committee, any amounts payable in respect of Bonus Awards for a Performance Period will generally be paid as soon as practicable at the end of the Performance Period and not later than March 15 of the year following the Performance Period or at such other time as to allow the payment to be a "short term deferral" or otherwise not subject to Section 409A of the Code, as determined under the Section 409A Rules; provided that, the payment of a Bonus Award to a Covered Executive shall not be made prior to the certification required by Section 5(e)(ii), below.

(v) Deferral of Payment. Subject to such terms, conditions and administrative guidelines as the Committee shall specify from time to time, a Designated Employee shall have the right to elect to defer receipt of part or all of any payment due with respect to a Bonus Award.

(d) Adjustments to Bonus Awards and Performance Objectives.

(i) The Committee is authorized at any time during or after a Performance Period to reduce or eliminate the Bonus Award of any Designated Employee for any reason, including, without limitation, changes in the position or duties of any Designated Employee with the Company or an Affiliate during or after a Performance Period, whether due to any termination of employment (including death, disability, Retirement, voluntary termination or termination with or without cause) or otherwise.

(ii) To the extent necessary to preserve the intended economic effects of the Plan to the Company and the Designated Employees, the Committee shall adjust Performance Objectives, the Bonus Awards or both to take into account: (i) a change in corporate capitalization, (ii) a corporate transaction, such as any merger of the Company or any subsidiary into another corporation, any consolidation of the Company or any subsidiary into another corporation, any separation of the Company or any subsidiary (including a spin-off or the distribution of stock or property of the Company or any subsidiary), any reorganization of the Company or any subsidiary or a large, special and non-recurring dividend paid or distributed by the Company (whether or not such reorganization comes within the definition of Section 368 of the Code), (iii) any partial or complete liquidation of the Company or any subsidiary or (iv) a change in accounting or other relevant rules or regulations (any adjustment pursuant to this Clause (iv) shall be subject to the timing requirements of the last sentence of the definition of Performance Goal; *provided, however,* that no adjustment hereunder shall be authorized or made if and to the extent that the Committee determines that such authority or the making of such adjustment would cause the Bonus Awards for any Covered Executive to fail to qualify as "qualified performance-based compensation" under the Section 162(m) Rules.

(e) Additional Rules Applicable to Covered Executives.

(i) Section 162(m) Rules. Performance Objectives for any Covered Executive shall be objective and shall otherwise meet the requirements of the Section 162(m) Rules. If any provision of this Bonus Program would cause a Performance Bonus Award not to constitute "qualified performance-based compensation" under Section 162(m) with respect to a Covered Executive, that provision shall be severed from, and shall be deemed not to be a part of, the Bonus Program, in respect of such Covered Executive but the other provisions hereof shall remain in full force and effect. In the event that changes are made to the Section 162(m) Rules to permit greater flexibility under a Bonus Program as applied to Covered Executives, the Committee may make any adjustments it deems appropriate.

(ii) Certification. Following the completion of each Performance Period, the Committee shall certify in writing, in accordance with the requirements of the Section 162(m) Rules, whether the Performance Objective and other material terms for paying amounts in respect of each Bonus Award for any Covered Executive related to that Performance Period have been achieved or met. Bonus Awards for a Covered Executive shall not be settled until the Committee has made the certification required hereby.

(iii) Maximum Amount Payable Per Covered Executive. A Covered Executive shall not be granted Bonus Awards for all of the Performance Periods commencing in a calendar year that permit the Covered Executive in the aggregate to earn a payment in excess of 200% of the Covered Executive's base salary in effect at the end of such calendar year.

(iv) Reduction in Bonus Award for Covered Executives. Notwithstanding the determination of the amount of a Covered Executive's Bonus Award payable with respect to any Bonus Program, the Committee shall have the discretion to reduce or eliminate the Bonus Award otherwise payable to a Covered Executive if it determines that such a reduction or elimination of the bonus is in the best interests of the Company.

(f) Termination of Employment. In the event a Designated Employee terminates employment for any reason during a Performance Period or prior to the Bonus Award payment, he or she (or his or her Beneficiary, in the case of death) shall not be entitled to receive any Bonus Award for such Performance Period unless the Committee, in its sole and absolute discretion, elects to pay all or any part of a Bonus Award to such Designated Employee.

6. Miscellaneous Provisions

(a) No Right Prior to Making of Bonus Award. No Designated Employee shall have any claim or right to be granted a Bonus Award under the Bonus Program until such Bonus Award is actually made.

(b) Unsecured Creditor Status. No Designated Employee or any other party claiming an interest in amounts earned under the Bonus Program shall have any interest whatsoever in any specific asset of the Company. To the extent that any person or entity acquires a right to receive payments under the Bonus Program, such rights shall be that of an unsecured general creditor of the Company.

(c) Non-Assignment of Awards. With the exception of payments made following the death of a Designated Employee, the rights and benefits of a Designated Employee hereunder are personal to the Designated Employee and shall not be subject to any voluntary or involuntary alienation, assignment, pledge, transfer, encumbrance, attachment, garnishment or other disposition.

(d) Other Company Plans. Nothing contained in this Bonus Program shall limit the ability of the Company to make payments or awards to Designated Employees under any other plan, agreement or arrangement in effect at time the Bonus Program is established or upon a subsequent date. Bonus Awards under this Bonus Program shall not constitute compensation for the purpose of determining participation or benefits under any other plan of the Company unless specifically included as compensation in such plan.

(e) No Employment Right. Neither the existence of this Plan, nor any action taken hereunder, shall be construed as giving any Designated Employee any right to be retained in the employ of the Company or in any way interfere with or limit the right of the Company to terminate any Designated Employee's employment at any time.

(f) Withholding. The Company shall withhold the amount of any federal, state, local or other tax, charge or assessment attributable to the grant of any Bonus Award or lapse of restrictions under any Bonus Award as it may deem necessary or appropriate, in its sole discretion. The Company shall have the right to deduct from a Bonus Award or from any other amounts due the Designated Employee from the Company, any other amounts required or permitted to be withheld by law.

(g) Committee Discretion and Authority. All questions pertaining to the construction, regulation, validity and effect of the provisions of the Bonus Program shall be determined in the sole discretion of the Committee pursuant to the Plan.

(h) Beneficiary. The Beneficiary of a Designated Employee shall be the Designated Employee's estate, which shall be entitled to receive the Bonus Award, if any, payable under the Plan upon his or her death. A Designated Employee may file with the Company a written designation of one or more persons as a Beneficiary in lieu of his or her estate, who shall be entitled to receive the Bonus Award, if any, payable under the Plan upon his or her death, subject to the enforceability of the designation under applicable law at that time. A Designated Employee may from time-to-time revoke or change his or her Beneficiary designation, with or without the consent of any prior Beneficiary as required by applicable law, by filing a new designation with the Company. Subject to the foregoing, the last such designation received by the Company shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Company prior to the Designated Employee's death, and in no event shall it be effective as of a date prior to such receipt. If the Committee is in doubt as to the right of any person to receive such Bonus Award, the Company may retain such Bonus Award, without liability for any interest thereon, until the Committee determines the rights thereto, or the Company may pay such Bonus Award into any court of appropriate jurisdiction and such payment shall be a complete discharge of the liability of the Company therefore.

7. Governing Law

The Plan and all determinations made and actions taken pursuant to the Plan shall be governed in accordance with Florida law.

8. Effective Date/Term

The effective date of the Plan is January 1, 2014 (the "Effective Date"); provided that, the effectiveness of the Plan as it relates to payments to Covered Executives is conditioned upon Stockholder Approval of the Plan on or before the Effective Date, which Stockholder Approval shall be required again at a meeting occurring in the fifth year following the effective date of this Plan or at such other time as may be required by the Section 162(m) Rules.

This Plan restates the original Plan effective January 1, 2009 and is the successor to the management bonus arrangements contained in Section 9 of the Stock Plan, as in effect prior to its amendments effective January 1, 2009 (the "Former Plan"). Bonus Awards for periods ending prior to the Effective Date shall be governed by the Former Plan. Bonus Awards under this Plan may be granted at any time from after the Effective Date of the Plan until the Plan is terminated by the Board or the Committee. The Committee may terminate or amend a Bonus Program at any time.

APPENDIX B

Rayonier Audit Committee
Policies and Procedures

Pre-approval of Services Provided by the Independent Auditor

To ensure the Audit Committee (the "Committee") approves all services to be provided by the Company's independent auditors and maintains appropriate oversight, the following policies and procedures have been established.

Policies and Procedures

1. The Committee will approve the fees for the annual audit of the Company's financial statements and reviews of quarterly financial statements.

2. The Committee will also approve at one of its regularly scheduled meetings an annual plan of all permissible services to be provided by the independent auditors as well as unanticipated projects that arise.

3. When the timing of the services does not allow for pre-approval in regularly scheduled Committee meetings, the Chairman of the Committee (or another member of the Committee so designated) may approve any audit or allowable non-audit services provided that such approved services are reported to the full Committee at the next regularly scheduled meeting. Approval must be received prior to commencement of the service, unless the service is one of the specific services listed below (see No. 4) that is permitted to be performed on a pre-approval basis.

4. The following audit-related services are pre-approved as they become required and need commencement before notifying the Chairman:

a. Required audits of wholly-owned subsidiaries of the Company,

b. Consent letters,

c. Audits of statutory financial statements in countries where audited financial statements must be filed with government bodies,

d. Annual audits of the Company's defined benefit and savings plans,

e. Agreed-upon procedures or other special report engagements performed in connection with requirements under debt agreements or environmental laws, and

f. Subscription services for technical accounting resources and updates.

This pre-approval (prior to notifying the Committee) is for audit services or allowable audit-related services engagements for which fees are less than $10,000.

Any services performed in these pre-approved services categories that were not anticipated will be reported to the Committee at the next regularly scheduled meeting after commencement of the services. The requirements, scope and objectives of the service as well as estimated fees and timing will be reported to the Committee.

Any other services, such as for tax services unrelated to the audit, will require the explicit approval of the Chairman or the Committee prior to engaging the independent auditor.

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